                                                                  EXHIBIT (a)(1)


                          WYNDHAM INTERNATIONAL, INC.
                       PATRIOT AMERICAN HOSPITALITY, INC.
                       1950 Stemmons Freeway, Suite 6001
                                Dallas, TX 75207

Dear Stockholders:

   The Boards of Directors of Wyndham International, Inc. and Patriot American Hospitality, Inc. have unanimously approved a $1 billion equity investment and related restructuring of the two companies and are seeking your votes in connection with these important transactions. Under the terms of the investment, investors will purchase for cash $1 billion of a new class of preferred stock of Wyndham. We will use the proceeds from the $1 billion equity investment and a new $2.45 billion credit facility to settle our forward equity contracts, retire existing debt and provide additional working and growth capital. As a result of these transactions, we believe that we will be positioned to pursue our growth strategy of developing our proprietary hotel brands. The Boards unanimously recommend that you vote in favor of these transactions.

   Following the $1 billion equity investment, the investors will own approximately 41% of the voting power of Wyndham, increasing to approximately 52% after six years. These amounts could decrease to approximately 29% and 36%, respectively, if stockholders other than the investors purchase the entire $300 million of preferred stock to be offered in the rights offering after the closing of the investment. Additionally, the Board of Directors of Wyndham will be restructured to consist of nineteen directors: eight designated by the current members, eight designated by the investors, and three to be mutually agreed upon by the investors and the current members.

   As part of the related restructuring, Patriot will convert to a taxable C corporation from a real estate investment trust and merge to become a subsidiary of Wyndham. After the conversion, shareholders will no longer receive 95% of Patriot's income in the form of dividends. As part of the merger, the paired shares, which are currently listed on the New York Stock Exchange under the symbol "PAH", will convert on a one-for-one basis into newly-issued shares of Wyndham common stock which we intend to list on the NYSE under the symbol "WYN".

   This joint proxy statement/prospectus constitutes the prospectus of Wyndham with respect to 241,242,743 shares of Wyndham common stock to be issued to stockholders of Patriot in connection with the merger. This joint proxy statement/prospectus also constitutes the prospectus of Wyndham with respect to 35,623,460 and 35,623,620 shares of Wyndham common stock which may be issued to the holders of the currently outstanding series A and B preferred stock of Wyndham in an exchange offer on a twenty-for-one basis. Following this exchange offer, every 20 shares of Wyndham common stock issued in the exchange offer will then be converted into one share of Wyndham common stock in a reverse stock split immediately before the merger.

   See "Risk Factors" starting on page 15 for a description of material risks and uncertainties that you should consider in determining whether to approve the $1 billion equity investment and the related transactions.

                                          Sincerely,

                                          /s/ James D. Carreker


                                          James D. Carreker
                                          Chief Executive Officer


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

             Joint Proxy Statement/Prospectus dated June 1, 1999, and first mailed to stockholders on or about June 1, 1999.

                          WYNDHAM INTERNATIONAL, INC.
                       1950 Stemmons Freeway, Suite 6001
                                Dallas, TX 75207

                               ----------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 29, 1999

                               ----------------

To the Stockholders of Wyndham International, Inc.:

   The annual meeting of stockholders of Wyndham International, Inc., a Delaware corporation, will be held on June 29, 1999 at 9:00 a.m. local time, at Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036, for the following purposes:

  . To consider and vote upon a proposal to approve the issuance for cash of $1 billion of Wyndham series B convertible preferred stock to new investors;

  . To consider and vote upon a proposal to approve the issuance of shares of Wyndham common stock to existing holders of Wyndham's preferred stock and existing limited partners of the companies' operating partnerships in exchange for their preferred stock and limited partnership interests;

  . To consider and vote upon a proposal to approve the merger of a newly-formed, wholly-owned subsidiary of Wyndham with and into Patriot American Hospitality, Inc.;

  . To consider and vote upon a proposal to approve a reverse stock split of Wyndham common stock;

  . To consider and vote upon a proposal to terminate the existing pairing agreement dated February 17, 1983, as amended, between Patriot and Wyndham;

  . To consider and vote upon a proposal to amend and restate Wyndham's certificate of incorporation to, among other things, increase the authorized number of shares of common and preferred stock, create classes of common stock designated as class A and class B, and classify the Board of Directors;

  .  To reelect four members of the Board of Directors; and

  . In the discretion of the persons named in the proxy, to transact any other business that may properly come before the Wyndham annual meeting or any adjournment of the meeting.

   Holders of record of Wyndham common stock at the close of business on May 24, 1999 are entitled to notice of, and to vote at, the Wyndham annual meeting. A list of those stockholders will be available for inspection at the offices of Wyndham at least ten days prior to the Wyndham annual meeting.

   The $1 billion equity investment, the merger with Patriot, and other related matters are more fully described in the accompanying joint proxy statement/prospectus and annexes.

                                          By Order of the Board of Directors
                                          of Wyndham International, Inc.

                                          Carla S. Moreland
                                          Secretary

June 1, 1999

   The Boards of Directors of Patriot and Wyndham are soliciting proxies separately. To ensure representation of your stock at the Wyndham annual meeting, you must mark, sign and return the enclosed proxy card.


    Whether or not you plan to attend the Wyndham annual meeting, please complete, sign, date, and return the enclosed proxy card in the enclosed self-addressed envelope as promptly as possible. If you attend the Wyndham annual meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

                       PATRIOT AMERICAN HOSPITALITY, INC.
                       1950 Stemmons Freeway, Suite 6001
                                Dallas, TX 75207

                               ----------------

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 29, 1999

                               ----------------

To the Stockholders of Patriot American Hospitality, Inc.:

   The annual meeting of stockholders of Patriot American Hospitality, Inc., a Delaware corporation, will be held on June 29, 1999 at 9:30 a.m. local time, at Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036, for the following purposes:

  . To consider and vote upon a proposal to approve the merger of a newly-formed, wholly-owned subsidiary of Wyndham International, Inc. with and into Patriot;

  . To consider and vote upon a proposal to approve a reverse stock split of Patriot common stock;

  . To consider and vote upon a proposal to terminate the pairing agreement dated February 17, 1983, as amended, between Patriot and Wyndham;

  .  To reelect three members of the Board of Directors; and

  . In the discretion of the persons named in the proxy, to transact any other business that may properly come before the Patriot annual meeting or any adjournment of the meeting.

   Holders of record of Patriot common stock and Patriot series A preferred stock at the close of business on May 24, 1999 are entitled to notice of, and to vote at, the Patriot annual meeting. A list of those stockholders will be available for inspection at the offices of Patriot at least ten days prior to the Patriot annual meeting.

   The merger with Wyndham and other related matters are more fully described in the accompanying joint proxy statement/prospectus and annexes.

                                          By Order of the Board of Directors
                                          of Patriot American Hospitality,
                                           Inc.

                                          John P. Bohlmann
                                          Secretary

June 1, 1999

   The Boards of Directors of Patriot and Wyndham are soliciting proxies separately. To ensure representation of your stock at the Patriot annual meeting, you must mark, sign and return the enclosed proxy card.


    Whether or not you plan to attend the Patriot annual meeting, please complete, sign, date, and return the enclosed proxy card in the enclosed self-addressed envelope as promptly as possible. If you attend the Patriot annual meeting, you may vote your shares in person, even though you have previously signed and returned your proxy.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Summary...................................................................   1

Risk Factors..............................................................  15
Note Regarding Forward-looking Statements.................................  19
The Annual Meetings.......................................................  20
What is the Background of the Investment..................................  23
Our Reasons for the Investment............................................  30
Proposal 1
  Proposal to Approve the Issuance of the Wyndham Series B Preferred Stock
   to the Investors (For Wyndham Stockholders Only) ......................  32
Proposal 2
  Proposal to Approve the Issuance of Wyndham Common Stock in Exchange for
   Existing Preferred Stock of Wyndham and Limited Partnership Interests
   in the Companies' Operating Partnerships (For Wyndham Stockholders
   Only)..................................................................  32
  What is Wyndham asking you to approve?..................................  32
  What does the Board of Directors of Wyndham recommend that you do in response to Proposal 1 and Proposal 2? ................................  32
  What is the opinion of the financial advisor to Wyndham and Patriot of the $1 billion equity investment?......................................  32
  What are the terms of Wyndham's series B preferred stock?...............  38
  What other rights or limitations do the investors have?.................  45
  Who are the investors?..................................................  47
  What are the other terms of the Purchase Agreement?.....................  47
  Are there any risks or disadvantages to Wyndham and Patriot if the stockholders do not approve the $1 billion equity investment?..........  51
  Are there any risks or disadvantages to Wyndham and Patriot if the stockholders approve the $1 billion equity investment?.................  52
  Do the officers and directors of Patriot and Wyndham have any conflicts of interest in recommending that you approve the $1 billion equity investment?............................................................  52

                                                                           Page
                                                                           ----
  Has any litigation been filed as a result of the $1 billion equity investment?............................................................  53
  Are there any take-over implications of the series B preferred stock issuance?..............................................................  54
  Why is stockholder approval being sought for Proposal 1 and Proposal
   2?.....................................................................  55
  The proposed Rights Offering............................................  55
Proposal 3
  Proposal to Approve the Merger of a Subsidiary of Wyndham with Patriot
   (For Wyndham and Patriot Stockholders).................................  56
Proposal 4
  Proposal to Implement a Reverse Stock Split of Wyndham Common Stock (For
   Wyndham Stockholders Only).............................................  56
Proposal 5
  Proposal to Implement a Reverse Stock Split of Patriot Common Stock (For
   Patriot Stockholders Only).............................................  56
Proposal 6
  Proposal to Terminate the Pairing Agreement (For Wyndham and Patriot
   Stockholders)..........................................................  56
  What are you being asked to approve?....................................  56
  What does the Board of Directors recommend with respect to
   Proposals 3 through 6?.................................................  56
  What are the terms of the reverse stock splits?.........................  56
  What are the terms of the Merger?.......................................  57
  What will happen if Patriot terminates its REIT status?.................  57
  What will happen if the pairing agreement is terminated?................  58
  How do stockholders' rights as Wyndham stockholders differ from rights as holders of paired shares? ..........................................  59
  Will the Wyndham common stock be listed on the NYSE?....................  59
  What is the accounting treatment of the Merger?.........................  59
  Do stockholders have appraisal rights?..................................  60
  What is the impact of the approval or disapproval of Proposals 3 through
   6?.....................................................................  62

                                                                           Page
                                                                           ----
Proposals to Adopt the Restated Certificate of Incorporation of Wyndham.
 Which Includes:
  Proposal 7--An Increase in Authorized Common Stock......................  63
  Proposal 8--An Increase in Authorized Preferred Stock...................  63
  Proposal 9--Designation of "class A common stock".......................  63
  Proposal 10--Designation of "class B common stock"......................  63
  Proposal 11--Changes in Board Structure and Composition.................  63
  What is Wyndham asking you to approve?..................................  63
  What does the Board of Directors of Wyndham recommend that you do in response to Proposals 7 through 11?....................................  63
  Why is Wyndham requesting an increase in the number of authorized shares of common stock and preferred stock?...................................  63
  What are the terms of the preferred stock?..............................  64
  What are the possible negative effects of the adoption of the proposed restated certificate of incorporation and the increase of the authorized Wyndham common stock and preferred stock?...................  64
  Why does the proposed Wyndham certificate of incorporation create the class A common stock and class B common stock?.........................  65
  What are the terms of the class A common stock and class B common stock?.................................................................  65
  How will the proposed Wyndham certificate of incorporation change the composition of the Board of Directors?.................................  66
  Who will the Directors be if the proposed Wyndham certificate of incorporation is approved?.............................................  67
  Who will the executive officers be if the $1 billion investment and related restructuring are approved?....................................  68
  Will Wyndham have a staggered board under the proposed Wyndham certificate of incorporation?..........................................  68
  What is the impact of the approval or disapproval of Proposals 7 through
   11?....................................................................  68

                                                                           Page
                                                                           ----
Proposal No. 12
  Election of Directors for Wyndham (For Wyndham Stockholders Only).......  69
Proposal No. 13
  Election of Directors for Patriot (For Patriot Stockholders Only).......  69
  Principal Executive Officers of Wyndham and Patriot.....................  69
  Current Directors Wyndham...............................................  72
  Current Directors of Patriot............................................  74
  Directors of Wyndham Following the Investment...........................  75
  Information Regarding the Board of Directors of Wyndham and Its
   Committees.............................................................  77
  Information Regarding the Board of Directors of Patriot and Its
   Committees.............................................................  77
  Director Compensation for Wyndham and Patriot...........................  78
  Executive Compensation for Patriot......................................  79
  Option Grants in Fiscal Year 1998 for Patriot...........................  82
  Option Exercises and Year-End Holdings for Patriot......................  82
  Patriot Stock Option Repricing Program..................................  83
  Compensation Committee Report on Repricing of Options...................  83
  Executive Compensation for Wyndham......................................  85
  Option Grants in Fiscal Year 1998 for Wyndham...........................  87
  Option Exercises and Year-End Holdings for Wyndham......................  88
  Wyndham Stock Option Repricing Program..................................  89
  Report of the Compensation Committees of the Boards of Directors of
   Wyndham and Patriot on Executive Compensation..........................  89
  Compensation Committee Interlocks and Insider Participation for Wyndham
   and Patriot............................................................  92
  Wyndham and Patriot Employment Agreements and Termination Agreements....  92
  Stock Performance Graph for Wyndham and Patriot.........................  96

                                                                           Page
                                                                           ----
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Opportunity for Holders of Wyndham Series A and Series B Preferred Stock
 to Exchange Their Stock for Wyndham Common Stock.........................  97
General...................................................................  97
Purposes of the Preferred Stock Exchange Offer............................  97
Terms of the Preferred Stock Exchange Offer...............................  97
Expiration Date; Extension; Amendments....................................  97
Procedure for Tendering Series A Preferred Stock and Series B Preferred
 Stock....................................................................  98
Terms and Conditions of the Preferred Stock Exchange Offer................  99
Withdrawal Rights.........................................................  99
Acceptance of Series A Preferred Stock and Series B Preferred Stock for
 Exchange; Delivery of Common Stock....................................... 100
Conditions of the Preferred Stock Exchange Offer.......................... 101
Dissenters' Rights........................................................ 102
Exchange Agent............................................................ 102
Transfer Taxes............................................................ 103
Consequences of Failure to Exchange....................................... 103
Wyndham and Patriot....................................................... 104
  The Current Structure of Wyndham and Patriot............................ 104
  Business Strengths...................................................... 104
  Business Strategy....................................................... 104

                                                                            Page
                                                                            ----
  Current Business Challenges.............................................. 106
  The Restructuring of Wyndham and Patriot................................. 108
  Indebtedness............................................................. 108
Federal Income Tax Consequences............................................ 110
Securities Ownership of Certain Beneficial Owners And Management........... 119
Certain Relationships and Related Transactions............................. 123
Other Matters.............................................................. 130
Legal Matters.............................................................. 130
Experts.................................................................... 130
Stockholder Proposals...................................................... 131
Where You Can Find More Information........................................ 132
Available Information...................................................... 132
Incorporation of Certain Documents by Reference............................ 132

ANNEXES
A.       Securities Purchase Agreement
B.       Restructuring Plan
C.       Form of Restated Certificate of
         Incorporation of Wyndham
D.       Form of Certificate of Designation of
         Series B Convertible Preferred Stock of
         Wyndham
E.       Opinion of Morgan Stanley & Co. Incorporated
F.       Agreement and Plan of Merger
G.       Form of Amendment to Wyndham
         Certificate of Incorporation to effect
         reverse stock split.
H.       Form of Amendment to Patriot
         Certificate of Incorporation to effect
         reverse stock split.
I.       Delaware Statutory Appraisal Rights
J.       Opinion of Chase Securities Inc.

                                    Summary

   This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. To more fully understand the proposed $1 billion equity investment in Wyndham International, Inc. and the proposed restructuring of Wyndham and Patriot American Hospitality, Inc., you should read carefully this entire document, including the annexes. For additional information regarding Wyndham and Patriot, you should read the documents that we have filed with the Securities and Exchange Commission listed under the caption "Where You Can Find More Information" on page 132.

Transaction Overview

   Wyndham and Patriot have entered into an agreement with investors including affiliates of Apollo Real Estate Management III, L.P., Apollo Management IV, L.P., Thomas H. Lee Equity Fund IV, L.P., Beacon Capital Partners, L.P., and Strategic Real Estate Investments I, LLC providing for a $1 billion equity investment and related restructuring of the two companies. The companies have also received financing commitments for a $2.45 billion credit facility to be put in place upon the completion of the $1 billion equity investment.

   The investors will purchase for cash $1 billion of a new series of Wyndham preferred stock. The preferred stock will have the following terms, among others:

    . dividends payable quarterly, on a cumulative basis, at a rate of 9.75% per year;

    . for the first six years, the dividends are structured to ensure an aggregate fixed cash dividend payment of $29,250,000 per year, so long as there is no redemption or conversion of the investors' preferred stock; therefore, for that period, dividends are payable partly in cash and partly in additional shares of preferred stock, with the cash component initially equal to 30% for the first dividend and declining over the period to approximately 19.8% for the final dividend in year six;
    . for the next four years, dividends payable in cash or additional shares of preferred stock as determined by the Board of Directors; and, after year 10, dividends payable in cash;

    . if any dividends are paid on the Wyndham common stock, additional dividends will be paid in the amount that would have been paid on the shares of Wyndham common stock into which the preferred stock is then convertible;

    . if a change in control or a liquidation of Wyndham occurs within six years following the investment, any dividends remaining for the six years will be accelerated and paid;

    . not redeemable by Wyndham for six years, except that $300 million of the preferred stock may be redeemed during the 170 day period following the closing of the investment;

    . voting with the Wyndham common stock on an as-converted basis on matters submitted to the common stockholders and voting as a separate class on specified matters, with special rules applying to the election of directors; and

    . convertible, at the holder's option, into a number of shares of Wyndham common stock equal to $100.00 divided by the conversion price, initially equal to $8.59 but subject to potential downward adjustments.

   The investors will also have preemptive rights for the first five years following their investment as long as they own more than 15% of the Wyndham common stock.

   The $1 billion equity investment requires that the companies restructure their existing organization. Under the planned restructuring, Patriot will become a wholly-owned subsidiary of Wyndham. Generally, the assets of each of Wyndham, Patriot and the operating partnerships will remain in the entity that currently owns them, except that the nonvoting stock of specified corporate subsidiaries will be transferred from the Patriot partnership to either Wyndham or Patriot. In addition, the pairing agreement between Wyndham and Patriot will terminate, Patriot's status as a real estate investment trust will terminate effective January 1, 1999, and Patriot will become a taxable corporation as of that date.

   As compensation for their commitment to make the $1 billion investment, Wyndham and Patriot have agreed to pay the investors an equity transaction funding fee equal to $21 million and to reimburse the investors for all costs and expenses up to $25 million incurred by the investors in the evaluation, negotiation and completion of the investment.

   As part of these transactions, the Board of Directors of Wyndham will be restructured to consist initially of eight "class A" directors designated by the existing Board members, eight "class B" directors designated by the investors, and three "class C" directors to be mutually agreed upon by the investors and the existing Board members.

   For a period of 170 days following the completion of the $1 billion equity investment, Wyndham may redeem up to $300 million of the preferred stock issued to the investors. Wyndham currently intends to use the proceeds of an offering to its stockholders and the limited partners in its subsidiary operating partnerships of rights to purchase three million shares of an additional series of its preferred stock which generally will have the same economic terms as the preferred stock issued to the investors but will have limited voting rights, to fund this redemption.

   The new $2.45 billion credit facility will consist of the following:

    .  $1.2 billion in term loans with a seven year term;

    .  a $600 million revolving credit facility with a five year term; and

    .  a $650 million increasing rate loan facility with a five year term.

Potential Benefits of the Restructuring and the $1 Billion Equity Investment

   We believe that the $1 billion equity investment and the new credit facility will provide us with working and growth capital to pursue our strategy of developing our proprietary hotel brands. We believe these transactions will alleviate our current liquidity and capital constraints by permitting settlement of our forward equity contracts and retirement and refinancing of about $3.0 billion of our existing debt. We also believe that the restructuring will simplify our corporate structure.

Potential Detriments of the Restructuring and the $1 Billion Equity Investment

   In making our determination to approve the $1 billion equity investment, we also considered the dilutive effect of the transaction on net income per share, the potential downward adjustment of the conversion price of the preferred stock issued to the investors, the significant transaction costs incurred in connection with the investment, the 9.75% dividend payable on the preferred stock, as well as the $21 million equity transaction funding fee paid to the investors, and the fact that the investors will hold approximately 41% of the voting power of Wyndham following the investment and will be entitled to appoint 8 of 19 directors of Wyndham.

   In making our determination to approve the restructuring, we considered that, as a result of the termination of Patriot's status as a REIT, beginning in 1999, Patriot's stockholders will no longer receive at least 95% of Patriot's net income in the form of dividends each year. Patriot's distributions per share of common stock equaled $1.04 in 1998, $1.09 in 1997, and $0.92 in 1996, after giving effect to mergers and stock splits. Wyndham does not intend to make any further distributions in 1999. Additionally, we estimate that Wyndham will take a one-time accounting charge of approximately $750 million relating to a deferred tax liability as a result of the termination of Patriot's REIT status.

Our Recommendations

   The Boards of Directors believe that the $1 billion equity investment and the related restructuring of Wyndham and Patriot are in your best interest and unanimously recommend that you vote for all of the proposals relating to these transactions described in this joint proxy statement/prospectus.

Conflicts of Interest of or Benefits to Officers, Directors and Significant Stockholders

   In considering our recommendation to approve the $1 billion equity investment, you should be aware that some of our executive officers and directors will receive benefits as a result of the transaction. Outstanding stock options and restricted stock grants held by the companies' executive officers for 887,117 paired shares in the aggregate will vest upon completion of the investment. Additionally, under our executive employment agreements, specified executives may be entitled to receive maximum severance benefits of approximately $6.5 million in the aggregate, if their employment is terminated or if their reporting relationship changes following the investment so that they report to the chief operating officer as opposed to the chairman and chief executive officer. Lawrence S. Jones, the companies' current treasurer, has asserted that he is entitled to receive approximately $2.4 million in cash severance benefits as a result of the investment. James D. Carreker will receive 72,222 shares of Wyndham common stock upon the closing of the investment and the related transactions and 72,222 shares of Wyndham common stock on each of the first and second anniversaries of the investment. Paul A. Nussbaum received 83,334 paired shares upon the execution of the purchase agreement and will receive 83,333 shares of Wyndham common stock on each of the first and second anniversaries of the investment. William W. Evans III will receive a bonus of $1.5 million upon the completion of the equity investment, the refinancing of the debt facilities and the Interstate spin-off. He will also receive 166,666 paired shares, payable in three installments. If Mr. Evans' employment should terminate after the completion of the investment, he will be entitled to a cash severance of approximately $1.5 million and a loan forgiveness of approximately $175,000.

Risk Factors

   You should consider, in addition to all the other information in this joint proxy statement/prospectus, the specific risk factors discussed in the section entitled "Risk Factors" starting on page 15. These risk factors include:

    . if the companies have net income in the future, net income per share will be lower due to the increase in the number of shares as a result of the issuance of $1 billion of preferred stock to the investors;

    . the initial conversion price of the preferred stock sold to the investors of $8.59 per share of common stock is subject to potential reduction in the event that Wyndham has to indemnify the investors for losses;

    . following the investment, the investors will hold approximately 41% of the voting power of Wyndham, rising to approximately 52% six years after the investment, so long as Wyndham does not issue any other voting stock and does not complete the $300 million rights offering;

    . following the investment, the investors will be entitled to appoint eight of 19 directors of Wyndham;

    . as a result of the termination of Patriot's status as a REIT, stockholders will not receive at least 95% of Patriot's taxable income in the form of dividends;

    . approval of the $1 billion equity investment may delay or prevent a change of control of Wyndham because the investors will have significant voting power following the investment and the dividends on the investors' preferred stock accelerate in the event of a change of control;

    . some of our officers and directors will receive benefits in connection with the $1 billion investment that could raise issues concerning potential conflicts of interest; and

    . Wyndham will take a one-time accounting charge of approximately $750 million relating to a deferred tax
     liability as a result of the termination of Patriot's REIT status effective January 1, 1999.

Matters to be Voted on at the Annual Meetings

   The $1 billion equity investment can not be completed unless the stockholders of the companies approve all of the following proposals at the annual meetings of the stockholders:

    . to issue for cash $1 billion of Wyndham preferred stock to the investors;

    . to issue shares of Wyndham common stock to existing holders of Wyndham's preferred stock and existing limited partners of the companies' operating partnerships for their preferred stock and limited partnership interests;

    . to merge a subsidiary of Wyndham with Patriot;

    . to implement reverse stock splits of the common stock of Wyndham and Patriot;

    . to terminate the agreement between Wyndham and Patriot requiring the pairing of their common stock; and

    . to amend and restate the certificate of incorporation of Wyndham.

   You will also be asked to reelect directors to serve on each of the Boards of Directors. Some of the directors up for reelection will resign at the time of the closing of the $1 billion equity investment.

The Annual Meetings

   You are entitled to vote at the Wyndham annual meeting if you owned Wyndham common stock on May 24, 1999. You will have one vote for each share of Wyndham common stock that you owned on May 24, 1999 for each proposal considered at the annual meeting.

   You are entitled to vote at the Patriot annual meeting if you owned Patriot common stock or Patriot series A preferred stock on May 24, 1999. You will have one vote for each share of Patriot common stock that you owned on May 24, 1999 for each proposal considered at the annual meeting. You will also have one vote for each share of Patriot common stock into which the Patriot series A preferred stock you owned on May 24, 1999 is convertible for each proposal considered at the annual meeting.

   Approval of the $1 billion equity investment and the issuance of shares of Wyndham common stock to existing holders of Wyndham's preferred stock and existing limited partners of the companies' operating partnerships, in exchange for their preferred stock and limited partnership interests, requires the affirmative vote by the holders of a majority of the outstanding shares of Wyndham common stock voted on the proposal at the Wyndham annual meeting. Approval of the merger, the reverse stock splits and the termination of the pairing agreement between Wyndham and Patriot require the affirmative vote of the holders of shares representing a majority of the voting power of the outstanding Wyndham capital stock that is entitled to vote and the holders of a majority of the outstanding capital stock of Patriot entitled to vote. Approval of the amendment and restatement of the Wyndham certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Wyndham common stock entitled to vote. Directors are reelected to the Boards of Directors by a plurality of the votes cast at the applicable meeting.

   Directors and executive officers of Wyndham and Patriot and their affiliates hold approximately 10% of the voting power of Wyndham and approximately 11% of the voting power of Patriot. Five of these individuals, Karim Alibhai, Harlan Crow, Milton Fine, Rolf Ruhfus and Sherwood Weiser, and some of their affiliates, hold approximately 8% of the outstanding shares of stock entitled to vote on these proposals and have agreed to vote all of their shares of capital stock in Wyndham and Patriot in favor of the proposals.

   If you are a holder of record of Patriot's series A preferred stock or series B preferred stock and you do not vote in favor of the merger, you may have appraisal rights. Appraisal rights are the rights to receive the appraised value of your shares in cash. To exercise appraisal rights, you must deliver a written request for appraisal to Patriot prior to the vote on the merger, continuously hold your shares of Patriot series A or series B preferred stock through the merger, and not vote in favor of the merger.

Wyndham and Patriot Summary Selected Financial Information

   We are providing the following summary selected historical and pro forma financial information to aid you in your analysis of the financial aspects of the $1 billion equity investment, the restructuring of Wyndham and Patriot and the related transactions. The following tables set forth separate and combined historical financial information for Wyndham and Patriot. You should also read the pro forma financial statements, including the notes, of Wyndham and Patriot starting on page F-1 of this joint proxy statement/prospectus.

   Unless otherwise indicated, all references to the number of shares and per share amounts of Wyndham, Patriot and Patriot American Hospitality, Inc., a Virginia corporation and the predecessor to Patriot, have been restated to reflect the impact of the conversion of each share of common stock of Patriot's predecessor into 0.51895 paired shares issued in the merger of Patriot's predecessor with California Jockey Club and the 1.927-for-1 stock split effected in the form of a stock dividend distributed in July 1997. In addition, all references to the number of shares and per share amounts have been restated to reflect the impact of the 2-for-1 stock split of the common stock of Patriot's predecessor effected in the form of a stock dividend distributed in March 1997 and the stock dividend of $0.44 per share of Patriot common stock for the fourth quarter ended December 31, 1998.

                              PATRIOT AND WYNDHAM

             SELECTED CONDENSED COMBINED HISTORICAL FINANCIAL DATA

                                                                                 Period
                         Three Months                                        October 2, 1995
                            Ended          Year Ended December 31,            (Inception of
                          March 31,   -----------------------------------  Operations) through
                             1999        1998         1997        1996      December 31, 1995
                         ------------ -----------  -----------  ---------  -------------------
                                       (in thousands, except per share data)
Operating Data:
Total revenue...........  $  673,850  $ 2,056,341  $   335,035  $  76,493       $  11,095
Income (loss) before
 income tax provision,
 minority interest and
 extraordinary item.....       9,429     (112,508)       4,142     44,813           7,064
Income (loss) before
 extraordinary item.....         572     (126,406)         362     37,991           6,096
Net income (loss).......  $      572  $  (158,223) $    (2,172) $  37,991       $   5,359
Per Share Data (1):
Basic earnings per
 share:
  (Loss) income before
   extraordinary item...  $    (0.05) $     (1.13) $      0.01  $    0.84       $    0.16
  Extraordinary item,
   net of minority
   interest.............         --         (0.23)       (0.04)       --            (0.02)
                          ----------  -----------  -----------  ---------       ---------
  Net (loss) income per
   paired share.........  $    (0.05) $     (1.36) $     (0.03) $    0.84       $    0.14
                          ==========  ===========  ===========  =========       =========
Diluted (loss) earnings
 per share (2)..........  $    (0.13) $     (2.57) $     (0.03) $    0.83       $    0.14
                          ==========  ===========  ===========  =========       =========
Dividends per paired
 share (3)..............         --   $    1.0362  $    1.0878  $  0.9154       $  0.2236
                          ==========  ===========  ===========  =========       =========
Cash Flow Data:
Cash provided by
 operating activities...  $   81,291  $   244,493  $   108,110  $  61,196       $   7,618
Cash used in investing
 activities.............     (64,872)  (2,076,359)  (1,202,124)  (419,685)       (306,948)
Cash (used in) provided
 by financing
 activities.............      (7,718)   1,943,384    1,134,846    360,324         304,099
                            As of                      As of December 31,
                          March 31,   --------------------------------------------------------
                             1999        1998         1997        1996            1995
                         ------------ -----------  -----------  ---------  -------------------
                                                   (in thousands)
Balance Sheet Data:
Investment in real
 estate and related
 improvements and land
 held for development,
 at cost, net...........  $5,576,797  $ 5,585,616  $ 2,044,649  $ 641,825       $ 265,759
Total assets............   7,459,049    7,415,670    2,507,853    760,931         324,224
Total debt..............   3,888,569    3,857,521    1,112,709    214,339           9,500
Minority interest in
 operating
 partnerships...........     256,465      253,970      220,177     68,562          41,522
Minority interest in
 consolidated
 subsidiaries...........     196,798      229,537       49,694     11,711             --
Shareholders' equity....   2,609,059    2,603,037      989,892    437,039         261,778
                                                                                 Period
                         Three Months                                        October 2, 1995
                            Ended          Year Ended December 31,            (Inception of
                          March 31,   -----------------------------------  Operations) through
                             1999        1998         1997        1996      December 31, 1995
                         ------------ -----------  -----------  ---------  -------------------
                                                   (in thousands)
Other Data:
EBITDA (4)..............  $  173,881  $   369,401  $   105,743  $  69,558       $   9,006
Weighted average number
 of common shares and
 partnership units
 outstanding (5)........     180,644      163,532       76,040     52,259          44,060
Ratio of earnings to
 fixed charges..........        1.10         0.59         1.08       7.00           80.37
Deficiency of earnings
 to fixed charges.......         --      $112,508          --         --              --

                                    PATRIOT

           SELECTED CONDENSED CONSOLIDATED HISTORICAL FINANCIAL DATA
                    (in thousands, except per share amounts)

                                                                        Period
                         Three Months                               October 2, 1995
                            Ended      Year Ended December 31,       (Inception of
                          March 31,   --------------------------- Operations) through
                             1999       1998      1997     1996    December 31, 1995
                         ------------ --------  --------  ------- -------------------
Operating Data:
Total revenue...........   $193,898   $595,410  $185,554  $76,493       $11,095
Income (loss) before
 income tax, minority
 interests and
 extraordinary item.....     16,931     (3,404)    3,769   44,813         7,064
Income (loss) before
 extraordinary item.....     11,852    (14,328)      382   37,991         6,096
Net income (loss).......   $ 11,852   $(44,888) $ (2,152) $37,991       $ 5,359
Per Share Data (1):
Basic earnings per
 share:
  Income (loss) before
   extraordinary item...   $   0.02   $  (0.30) $   0.01  $  0.84       $  0.16
  Extraordinary item,
   net of minority
   interests............        --       (0.22)    (0.04)     --          (0.02)
                           --------   --------  --------  -------       -------
  Net income (loss)per
   common share.........   $   0.02   $  (0.52) $  (0.03) $  0.84       $  0.14
                           ========   ========  ========  =======       =======
Diluted (loss) earnings
 per share (2)..........   $  (0.06)  $  (1.73) $  (0.03) $  0.83       $  0.14
                           ========   ========  ========  =======       =======
Dividends per common
 share (3)..............        --    $ 1.0362  $ 1.0878  $0.9154       $0.2236
                           ========   ========  ========  =======       =======

                             WYNHDAM INTERNATIONAL

           SELECTED CONDENSED CONSOLIDATED HISTORICAL FINANCIAL DATA
                    (in thousands, except per share amounts)

                                         Three Months     Year      Six Months
                                            Ended        Ended        Ended
                                          March 31,   December 31, December 31,
                                             1999         1998         1997
                                         ------------ ------------ ------------
Operating Data:
Total revenue...........................   $671,517    $2,002,227    $204,134
Income (loss) before income tax
 provision and minority interests and
 extraordinary item.....................      4,723       (77,826)        373
Loss before extraordinary item..........    (11,153)     (111,162)        (20)
Net loss................................   $(11,153)   $ (112,419)   $    (20)
Per Share Data (1):
Basic loss per share:
Loss before extraordinary item..........   $  (0.07)   $    (0.83)   $    --
Extraordinary item, net of minority
 interest...............................        --          (0.01)        --
Net loss per paired share...............   $  (0.07)        (0.84)        --
                                           ========    ==========    ========
Diluted loss per share (2)..............   $  (0.07)   $    (0.84)   $    --
                                           ========    ==========    ========
Dividend per common share...............        --     $      --     $    --
                                           ========    ==========    ========

                   See accompanying notes on following page.

Notes to Patriot and Wyndham Selected Financial Information

  (1) On January 30, 1997, the Board of Patriot's predecessor declared a 2-for-1 stock split effected in the form of a stock dividend payable on March 18, 1997 to stockholders of record on March 7, 1997. On July 1, 1997, by operation of the merger of Patriot's predecessor with California Jockey Club, each issued and outstanding share of common stock of Patriot's predecessor was converted into 0.51895 paired shares. In addition, on July 10, 1997, the Boards of Patriot and Wyndham declared a 1.927-for-1 stock split on their shares of common stock effected in the form of a stock dividend distributed on July 25, 1997 to stockholders of record on July 15, 1997. All references in this financial information to the number of shares, per share amounts and market prices of the paired shares and options to purchase paired shares have been restated to reflect the impact of the merger of Patriot's predecessor with California Jockey Club and these stock splits.

  In addition, in February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement 128 specifies the computation, presentation and disclosure requirements for basic earnings per share and diluted earnings per share. We have retroactively restated our earnings per share amounts to reflect the impact of Statement 128.

  On December 21, 1998, Patriot declared a stock dividend of $0.44 cents per share of Patriot common stock for the quarter ended December 31, 1998. We have retroactively restated our earnings per common share, weighted average shares outstanding, and all stock option activity to reflect this stock dividend.

  (2) For the three months ended March 31, 1999, the dilutive effect of: unvested stock grants of 796,000 shares; options to purchase 15,000 shares of common stock; and 8,423,000 preferred shares were not included in the computation of diluted earnings per share because they are anti-dilutive. For 1998, the effect of: unvested stock grants of 880,000 shares; options to purchase 753,000 shares of common stock; 2,507,000 shares issued in connection with forward equity contracts; and 6,613,000 preferred shares, were not included in the computation of earnings per share for the year ended December 31, 1998 because they are anti-dilutive. For 1997, the effect of unvested stock grants of 804,000 shares and options to purchase 1,017,000 shares of common stock were excluded from the computation of diluted earnings per share for the year ended December 31, 1997 because they are anti-dilutive.

  (3) Dividends for the year ended 1998 include a $0.44 stock dividend. Dividends paid for the year ended December 31, 1997 include a special dividend of $0.06 per share paid by Patriot's predecessor on June 30, 1997. To maintain its qualification as a REIT prior to consummation of the California Jockey Club merger, Patriot's predecessor was required to distribute to its stockholders any of its undistributed "real estate investment trust taxable income" for its short taxable year ending with the consummation of the California Jockey Club merger. Wyndham did not pay any dividends for the six months ended December 31, 1997.

  (4) EBITDA represents earnings of the companies before interest, taxes, depreciation and amortization expense. We believe that EBITDA is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA is not intended to represent cash flows for the periods presented, nor has it been presented as an alternative to operating income or as an indicator of operating performance. You should not consider EBITDA in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. We understand that, while EBITDA is frequently used by securities analysis in the evaluation of companies, EBITDA is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. A reconciliation from net income to EBITDA for the three months ended March 31, 1999 and the years ended December 31, 1998, 1997 and 1996 and for the period from October 2, 1995 (inception of operations) through December 31, 1995 is as follows:

                           Three
                           Months
                           Ended     Years Ended December 31,     Period October 2, 1995
                           March    ---------------------------- (inception of operations)
                          31, 1999    1998       1997     1996   through December 31, 1995
                          --------  ---------  --------  ------- -------------------------
Net (loss) income.......  $    572  $(158,223) $ (2,172) $37,991          $5,359
Extraordinary loss
 (gain).................               31,817     2,534      --              --
Minority interest in
 operating partnership..    (1,958)   (12,651)    1,684    6,767             968
Income taxes............     8,943     17,122       481      --              --
Depreciation and
 amortization...........    76,109    231,233    52,685   17,420           2,590
Interest expense........    90,215    260,103    50,531    7,380              89
                          --------  ---------  --------  -------          ------
EBITDA..................  $173,881  $ 369,401  $105,743  $69,558          $9,006
                          ========  =========  ========  =======          ======

  (5) The number of units of limited partnership interest of the companies' operating partnerships used in the calculation is based on the equivalent number of paired shares issuable upon redemption, after giving effect to the change in the limited partnership interest conversion factor which coincides with the 2-for-1 stock split, the conversion of shares in the California Jockey Club merger and the 1.927-for-1 stock split.

                              PATRIOT AND WYNDHAM

  ADJUSTED FOR THE $1 BILLION EQUITY INVESTMENT, THE RESTRUCTURING, NEW CREDIT
                      FACILITY AND THE INTERSTATE SPIN-OFF

              SELECTED CONDENSED COMBINED PRO FORMA FINANCIAL DATA

   The following table sets forth pro forma financial information for Patriot and Wyndham. You should also read the historical financial statements of Patriot and Wyndham combined incorporated by reference into this joint proxy statement/prospectus. The pro forma operating information is presented as if the $1 billion equity investment, the restructuring of Wyndham and Patriot, the new $2.45 billion credit facility, the Interstate spin-off, as well as those transactions which occurred in 1998, had occurred as of the beginning of the period being presented. The pro forma combined balance sheet data of Patriot and Wyndham is presented as if the $1 billion equity investment, the restructuring of Wyndham and Patriot and the new $2.45 billion credit facility as well as the divestiture of the third party hotel management business formerly operated by Interstate Hotels Company, had occurred at March 31, 1999.

                                    WYNDHAM

            SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

                                            Three Months
                                                Ended            Year Ended
                                          March 31, 1999(1) December 31, 1998(1)
                                          ----------------- --------------------
Operating Data:
Total revenue...........................     $  619,234          $2,317,759
Income (loss) before income tax
 provision and minority interest........         22,875            (104,513)
Net income (loss).......................         12,812          $ (108,812)
Per Share Data:
Basic earnings per share:
 Net loss per common share..............     $    (0.07)         $    (1.26)
                                             ==========          ==========
Diluted loss per common share (2).......     $    (0.07)         $    (1.26)
                                             ==========          ==========
Balance Sheet Data:
Investment in real estate and related
 improvements and land held for
 development, at cost, net..............     $5,443,327                  --
Total assets............................      7,162,540                  --
Total debt..............................      3,396,220                  --
Minority interest in operating
 partnerships...........................         36,268                  --
Minority interest in consolidated
 subsidiaries...........................        194,435                  --
Shareholders' equity....................      2,316,963                  --
Other Data:
EBITDA (3)..............................     $  167,487          $  440,125
Cash provided by operating activities...         88,615             263,730
Cash used in investing activities.......        (64,872)         (2,076,359)
Cash provided by financing activities...        339,848           2,290,950
Ratio of earnings to fixed charges......           1.29                0.67
Deficiency of earnings to fixed
 charges................................     $      --            $ 104,513

--------
(1) The pro forma information does not represent what Wyndham's financial position or results of operations actually would have been if the transactions which were completed in 1998, the Interstate spin-off and the $1 billion equity investment had in fact occurred at the beginning of the periods presented, or to project the results of operations of Wyndham for any future periods.
(2) For the three months ended March 31, 1999, the dilutive effect of the series B preferred shares of 118,407,000, unvested stock grants of 796,000 and the option to purchase 15,000 common shares were excluded from the computation of diluted earnings per share because they are anti-dilutive. For the year ended December 31, 1998, the dilutive effect of the series B preferred shares of 124,654,000, unvested stock grants of 880,000 and the option to purchase 753,000 common shares were excluded from the computation of diluted earnings per share because they are anti-dilutive.

(3) The reconciliation from pro forma net income to pro forma EBITDA is as follows:

                                               Three Months
                                                  Ended         Year Ended
                                              March 31, 1999 December 31, 1998
                                              -------------- -----------------
   Pro forma net (loss)......................    $ 12,812        $(108,812)
   Minority Interest in Operating
    Partnership..............................        (271)          (1,882)
   Income taxes..............................       8,413           (6,441)
   Depreciation and amortization.............      69,775          255,633
   Interest expense..........................      76,758          301,627
                                                 --------        ---------
   Pro forma EBITDA..........................    $167,487        $ 440,125
                                                 ========        =========

                      SELECTED COMPARATIVE PER SHARE DATA

   The following table sets forth the combined historical per share data, the unaudited pro forma per share data giving effect to the investment and restructuring and will be accounted for in a manner similar to that used in pooling of interest accounting. The pro forma combined data are not necessarily indicative of actual financial position or future operating results or that which would have occurred or will occur upon consummation of the investment and restructuring.

   The information shown below should be read in conjunction with (1) the consolidated financial statements and accompanying notes of Patriot and Wyndham, incorporated into this joint proxy statement/prospectus by reference, and (2) the unaudited pro forma financial statements of Wyndham and Patriot, starting on page F-1 of this joint proxy statement/prospectus.

   Unless otherwise indicated, all references to the number of shares and per share amounts have been restated to reflect the impact of (1) the conversion of each share of Patriot's predecessor's common stock into 0.51895 paired shares issued in the California Jockey Club merger, (2) the 1.927-for-1 stock split on the paired shares effected in the form of a stock dividend distributed on July 25, 1997 to stockholders of record on July 15, 1997, and (3) the 2-for-1 stock split on Patriot's predecessor's common stock effected in the form of a stock dividend distributed on March 18, 1997 to stockholders of record on March 7, 1997, as applicable, and (4) a $0.44 stock dividend distributed on January 25, 1999 to stockholders of record on December 30, 1998.

                                     Three Months Ended    Twelve Months Ended
                                       March 31, 1999       December 31, 1998
                                   ---------------------- ----------------------
                                   Historical  Pro Forma  Historical  Pro Forma
                                   ---------- ----------- ---------- -----------
                                              (unaudited)            (unaudited)
Diluted net loss:
 Patriot/Wyndham (1)(2)...........   $(0.13)    $(0.13)    $ (2.57)    $(2.35)
 Wyndham (post-restructuring)
  (3).............................              $(0.07)                $(1.26)
Cash Distributions/Dividends:
 Patriot/Wyndham..................      --         N/A     $1.0362        N/A
 Wyndham (post-restructuring).....                 N/A                    N/A
Book Value per Common Share:
 Patriot/Wyndham (4)..............   $10.75     $10.45     $ 11.73     $11.42
 Patriot/Wyndham (post-
  restructuring) (5)..............              $ 8.21                 $ 8.29

Notes to Comparative Per Share Data (in thousands, except per share and hotel information)
(1) The pro forma combined per share data for Patriot and Wyndham for the year ended December 31, 1998 are presented as if the acquisition of the Buena Vista Hotel, the merger with WHG and related acquisition of minority interests and the Golden Door Spa completed by Patriot during the twelve months ended December 31, 1998 had been consummated as of January 1, 1998. The pro forma per share data is also presented as if the Arcadian acquisition, the Summerfield acquisition, and the Interstate merger and related financing transactions had been consummated as of January 1, 1998.
(2) The pro forma combined net income per share for Patriot and Wyndham for the three months ended March 31, 1999 and the year ended 1998 is based on a weighted average paired shares and paired share equivalents outstanding, prior to the restructuring of 154,990,000 and 151,313,000, respectively.
(3) The pro forma information is presented as if the investment had occurred as of January 1, 1998. The pro forma net income per share for Wyndham after the effect of the restructuring for the three months ended March 31, 1999 and the year ended December 31, 1998 is based on the weighted average shares outstanding of 165,663,00 for both periods.
(4) Book value per paired share was calculated using stockholders' equity as reflected in the historical and pro forma financial statements divided by the number of shares of common stock outstanding (including convertible preferred securities). The pro forma book value per common share of Patriot and Wyndham, prior to the merger is based on total outstanding paired shares (including convertible preferred securities) of 242,648,000 at March 31, 1999 and 221,945,000 at December 31, 1998.
(5) The pro forma book value per common share of Wyndham after the restructuring is based on a total outstanding shares (including convertible preferred securities) of 282,077,000 at March 31, 1999 and 281,312,000 at December 31, 1998.

                    [CHART OF CURRENT STRUCTURE OF WYNDHAM]

                        [CHART OF WYNDHAM INTERNATIONAL]

                                  Risk Factors

The $1 billion equity investment will dilute net income per paired share of Wyndham and Patriot common stock

   If the companies have net income in the future, net income per share will be lower due to the increase in the number of shares as a result of the issuance of $1 billion of preferred stock to the investors. The issuance of additional shares of preferred stock to the investors in payment of dividends over at least the first six years or upon a change of control or liquidation will also have a dilutive effect on net income per paired share.

The conversion price of the preferred stock to be sold to the investors may be reduced which may result in significant dilution to current shareholders' ownership as additional shares of common stock are issued to the investors upon conversion of the preferred stock

   The preferred stock to be sold to the investors has an initial conversion price of $8.59 per share of common stock. This conversion price may be reduced in the event Wyndham and Patriot are required to indemnify the investors under the terms of the purchase agreement relating to the $1 billion equity investment. A reduction in the conversion price would result in the investors receiving additional shares of common stock on conversion of their preferred stock. The conversion price was originally set at $8.75 per share, but was reduced to $8.59 per share prior to the signing of the purchase agreement in order to compensate the investors for the dilutive impact of the fourth quarter 1998 stock dividend.

   Wyndham and Patriot have agreed to compensate the investors for specified breaches by Wyndham and Patriot under the terms of the purchase agreement or if Wyndham and Patriot incur specified losses. Indemnification obligations are often satisfied by a company through a cash payment to the investing party. However, to conserve cash, most potential indemnification payments relating to the $1 billion equity investment were instead structured as a reduction in the conversion price.

   A reduction in the conversion price due to the indemnification obligations could occur in a number of circumstances, including:

    . upon breaches of the representations, warranties and covenants of Wyndham and Patriot in the purchase agreement generating losses in excess of $20 million in the aggregate;

    . upon Wyndham and Patriot incurring specified costs in excess of $25 million in the aggregate relating to the completion of their restructuring and related to stockholder litigation; and

    . upon sales of paired shares issued as collateral under the forward equity contracts with net proceeds to Wyndham and Patriot, reflected as a reduction in Patriot's and Wyndham's obligations to the selling counterparties under the forward equity contracts, of less than $8.75 per share. If the counterparties to the forward equity contracts sell paired shares at a price less than $8.75 per share, the investors' potential investment in Patriot and Wyndham will be diluted. In the event the forward equity counterparties sell paired shares at a price of less than $8.75, the conversion price will be adjusted downward to reduce the dilutive impact of the sales on the investors.

   The conversion price would be reduced in connection with most losses by an amount equal to the amount of the loss above the applicable threshold amount divided by 167,025,942, the number of paired shares outstanding at the time the purchase agreement was signed. For example, a $100 million loss above the applicable threshold amount by Wyndham and Patriot would result in a conversion price reduction of approximately $0.60 and the conversion price, as reduced, would then equal $7.99.

   Conversion price reductions for breaches of representations and warranties and special costs related to the restructuring and shareholder litigation may not exceed $2.27 per share. In order for the total conversion price reductions to equal $2.27, Wyndham and Patriot would generally have to incur approximately $380 million in losses above the applicable thresholds. After conversion price reductions totaling $2.27 per share, the conversion price would be $6.32 per share. At a conversion price of $6.32 per share, the investors would receive approximately 158 million shares of common stock on the conversion of $1 billion of preferred stock.

   Conversion price reductions for the companies' breaches of covenants or for sales of paired shares by the counterparties to the companies' forward equity contracts are not subject to a maximum amount. Theoretically, it is possible that the conversion price could be reduced to $0.01 per share resulting in the investors receiving 100 billion shares of common stock on the conversion of $1 billion of preferred stock.

   The shares of preferred stock issued in the $300 million rights offering will be entitled to the same conversion price adjustments as the preferred stock issued to the investors.

The investors will have significant voting power in Wyndham following their $1 billion equity investment

   Currently, holders of paired shares and holders of Patriot series A preferred stock represent 100% of the voting power of Wyndham and Patriot. Following the $1 billion equity investment, the investors will hold approximately 41% of the voting power of Wyndham. The investors will be entitled to vote on all matters voted on by the holders of the capital stock of Wyndham except that special rules will apply in the case of the election of directors under which the holders of the Wyndham common stock will effectively control the election of the class A directors. Each share of preferred stock issued to the investors will entitle the holder to cast the same number of votes as the holder would have been able to cast if the shares of preferred stock were converted into Wyndham common stock. On such an "as converted" basis, the investors would initially hold approximately 41% of the voting power of Wyndham. Since a portion of the dividends paid to the investors on their preferred stock is to be paid in additional shares of preferred stock, assuming no other voting shares are issued the "as converted" voting power of the investors would rise to approximately 52% six years after the completion of the investment. The investors' voting power would be reduced to approximately 29% initially, and 36% six years after the investment, if the rights offering is completed and the proceeds are used to redeem $300 million of the investors' preferred stock.

The investors will have significant influence over the election of directors

   If the $1 billion equity investment is completed, the investors will be entitled to appoint eight of 19 directors of Wyndham. The investors will also have the right to vote with the holders of the Wyndham common stock on an "as converted" basis for the election of three additional directors. The investors will therefore have significant influence over the election of the Wyndham directors.

Sales relating to existing forward equity contracts could have dilutive effects on our capital stock

   We are parties to forward equity transactions with three counterparties involving the issuance of an aggregate of 13.3 million paired shares, with related price adjustment mechanisms. Upon entering into these transactions, we agreed to issue a varying number of paired shares to each of the counterparties at future settlement dates at prices adjusted for the then current market price of the paired shares. None of the forward contracts provided for any floor on the settlement price per paired share. Under the terms of the forward contract entered into with UBS AG, London Branch on December 31, 1997, we issued 3.25 million paired shares to UBS at a purchase price per paired share of $28.125, or aggregate consideration of approximately $93.6 million. Under the terms of the forward equity contract entered into with NationsBanc Mortgage Capital Corporation on February 26, 1998, we issued 4.9 million paired shares to Nations at a purchase price per paired share of $24.8625, or aggregate consideration of approximately $121.8 million. Under the terms of the forward equity contract entered into with PaineWebber on April 6, 1998, we issued 5.15 million paired shares to PaineWebber Financial Products, Inc. at a purchase price per paired share of $27.01125, or aggregate consideration of approximately $139.1 million. Under the terms of the forward equity transactions, we issued paired shares to each of the counterparties and simultaneously entered into a forward contract under which we agreed to "settle" the transaction at a stated maturity date based upon the adjusted price of the purchased shares at maturity. During the term of the forward contract, the price of the purchased shares increases at a rate that corresponds to an agreed-upon interest rate. At maturity, the forward contracts provide that each counterparty will sell a number of shares sufficient to generate proceeds equal to the total adjusted purchase price of the purchased shares. Shares may be sold to the public through an underwritten public offering or by other methods, or to private investors. If a counterparty does not receive sufficient proceeds from its sales of the originally purchased shares, we must issue more paired shares to that counterparty for resale until the obligation has been satisfied. The forward equity contracts permit us to pay our obligations in cash as well as paired shares.

   As of the date of this joint proxy statement/prospectus, we had delivered an aggregate of 83.7 million paired shares to the counterparties as collateral, including approximately 4 million paired shares issued as dividends on collateral shares. In addition, the counterparties or their affiliates currently own approximately 13.5 million paired shares, consisting of approximately 12.5 million purchased shares and approximately 1 million shares issued as dividends on the purchased shares. Based on the $5.25 closing price of the paired shares on May 25, 1999 and assuming an average of 2% selling expenses, the forward counterparties would have to sell approximately 63.1 million paired shares, approximately 26% of total current outstanding paired shares, to settle all of the forward equity transactions in full.

   Each of the forward counterparties has the right to require an immediate settlement of its forward equity transaction. As of the date of this joint proxy statement/prospectus, none of the counterparties has sold any paired shares, other than the sale of 754,525 paired shares by one counterparty in December 1998, or required settlement of its forward transaction. We cannot assure you that the forward counterparties will not sell paired shares or require settlement in the future.

   The forward equity contracts permit us to settle the forward transactions by delivering either cash or paired shares. Sources of cash are not currently available for us to make the payments that would be required to settle one or more of the forward transactions in cash. Moreover, we cannot assure you that our bank lenders would consent to any cash settlements prior to the closing of the $1 billion equity investment. Generally, we may settle by delivering paired shares only if a registration statement covering such paired shares is effective. There are currently effective registration statements covering the sale by the three forward counterparties of up to 40 million paired shares and the sale by one counterparty of an additional 4 million paired shares, of which 754,525 paired shares were sold by that counterparty in December 1998. We cannot assure you that these registration statements will remain effective. Given the current market price of the paired shares, any settlement in paired shares would have severely dilutive effects on our capital stock. The number of shares required would substantially increase if the market price of the paired shares decreases as a result of the sales of paired shares by the forward counterparties. If any of the counterparties sells paired shares, the conversion price of the preferred stock to be issued to the investors will be adjusted downward to the extent that the price recognized by us on the sale is less than $8.75 per share.

   We currently intend to settle in full all of the forward transactions with a portion of the cash proceeds of the $1 billion equity investment. The estimated aggregate dollar value of the settlement on June 30, 1999 is approximately $333.6 million. As of the date of this joint proxy statement/prospectus, we have paid an aggregate of $54.3 million in cash to the counterparties under the forward equity contracts, in addition to cash dividends paid on the purchased shares. If we settle the forward transactions in cash, the counterparties must deliver to us all paired shares then owned by them or held by them as collateral under the forward agreements.

As a result of the termination of Patriot's status as a REIT, stockholders will no longer receive at least 95% of its annual income in the form of dividends

   To maintain its status as a REIT, Patriot distributed at least 95% of its REIT taxable income each year to its stockholders. As a result of the termination of its status as a REIT, Patriot will no longer distribute its taxable income to its stockholders. Patriot's per share distributions on its common stock equaled $1.04 in 1998, $1.09 in 1997, and $0.92 in 1996. Wyndham does not intend to make any distributions to holders of its common stock in 1999 following the merger. Following the merger, future distributions will be at the discretion of the Wyndham Board, and we can not assure you that Wyndham will make any distributions to its stockholders in future years.

Approval of the $1 billion equity investment may delay or prevent a future change of control of Wyndham.

   Some of the terms of the $1 billion equity investment may have the effect of discouraging a third party from making an acquisition proposal for Wyndham and, consequently, may delay or prevent a future change of control of Wyndham. The investors will hold approximately 41% of the voting power of Wyndham immediately following the investment. This voting power may increase to as much as 52% six years after the investment because of dividends paid in stock, assuming Wyndham does not issue any other voting stock and does not complete the $300 million rights offering. Additionally, the investors have special voting rights concerning amendments to Wyndham's certificate of incorporation affecting Board composition, voting rights of stockholders and indemnification of stockholders and directors. The investors also have special voting rights on amendments to Wyndham's shareholders rights plan and special approval rights over "change of control" transactions. Upon a change of control, investors may either redeem for cash or convert for Wyndham common stock, all of their preferred stock, together with all dividends that would have been paid through the sixth anniversary of the investment. All accelerated dividends would be treated as if they were paid solely in the form of additional shares of preferred stock rather than cash.

Some of our officers and directors will receive benefits in connection with the $1 billion investment that could raise issues concerning potential conflicts of interest

   In considering our recommendation to approve the $1 billion equity investment, you should be aware that some of our executive officers and directors will receive benefits as a result of the transaction that could raise issues concerning potential conflicts of interest. Outstanding stock options and restricted stock grants held by the companies' executive officers for 887,117 paired shares in the aggregate will vest upon completion of the investment. Additionally, under the terms of our executive employment agreements, the companies' executives will be entitled to receive maximum severance benefits approximating $6.5 million in the aggregate, if their employment is terminated or if their reporting relationship changes following the investment so that they report to the chief operating officer as opposed to the chairman and chief executive officer. Lawrence S. Jones, the companies' current treasurer, has asserted that he is entitled to receive approximately $2.4 million in cash severance benefits as a result of the investment. James D. Carreker will receive 72,222 shares of Wyndham common stock upon the closing of the investment and the related transactions and 72,222 shares of Wyndham common stock on each of the first and second anniversaries of the investment. Paul A. Nussbaum received 83,334 paired shares upon the execution of the purchase agreement and will receive 83,333 shares of Wyndham common stock on each of the first and second anniversaries of the investment. William W. Evans III will receive a bonus of $1.5 million upon the completion of the equity investment, the refinancing of the debt facilities and the Interstate spin-off. He will also receive 166,666 paired shares, payable in three installments. If Mr. Evans' employment should terminate after the completion of the investment, he will be entitled to a cash severance of approximately $1.5 million and a loan forgiveness of approximately $175,000.

The Chase Manhattan Corporation and its affiliates, including Chase Securities, have multiple relationships with the companies.

   Chase Securities, one of the financial advisors to the companies, is an affiliate of The Chase Manhattan Corporation. Chase Manhattan and its affiliates, including Chase Securities, have multiple relationships with the companies including, from time to time, providing commercial and investment banking services to the companies. Chase Manhattan and its affiliates will receive benefits as a result of the transaction.

Patriot will pay higher federal income taxes after the restructuring of Wyndham and Patriot

   The terms of the restructuring require that Patriot convert from a REIT to a C corporation. The termination of Patriot's REIT status will be retroactive to January 1, 1999. As a result, distributions to stockholders will not be deductible for purposes of computing taxable income, and the consolidated income of Wyndham and Patriot will be subject to tax at regular corporate rates, regardless of whether they distribute such income to stockholders. The companies currently estimate that they will owe between approximately $50 million to $70 million in taxes for the year ending December 31, 1999 as a result of the termination of Patriot's REIT status. Further, Wyndham will take a one-time charge of approximately $750 million related to a deferred tax liability that will result from the change in tax status from a REIT to a C corporation. Moreover, although Patriot was required to distribute at least 95% of its net income annually in order to maintain REIT qualification, no such minimum distribution requirements will apply to Wyndham or Patriot beginning January 1, 1999, and the annual dividends paid on Wyndham common shares likely will be substantially less than the dividends historically paid by Patriot. The termination of Patriot's REIT status will cause Patriot to lose permanently its status as a grandfathered paired REIT, and Patriot will not be able to utilize the paired structure for any of its properties if it were to re-elect REIT status. Moreover, Patriot generally will be prohibited from re-electing REIT status for four years, and, in any event, there can be no assurance that Patriot will be in a position to re-qualify as a REIT at a future date.

   No gain or loss will be recognized by Wyndham or Patriot as a result of the reverse stock splits and the merger. It is likely, however, that the restructuring and the $1 billion equity investment will trigger certain limitations on Wyndham's and/or Patriot's ability to use certain net operating losses and capital loss carry- forwards to offset taxable income generated following the restructuring and investment. As of December 31, 1998, Wyndham had net operating loss carryforwards of approximately $77.5 million, and Patriot had a capital loss carryforward of approximately $49 million.

   As a result of the termination of Patriot's REIT status, the Patriot partnership and certain other lower-tier partnerships of Patriot may have to depreciate certain assets over longer periods, which could reduce Wyndham's ability to defer recognition of taxable income with respect to these properties. In addition, it is possible that certain suspended losses of these partnerships would no longer be eligible to carryover to future years.

   Wyndham will incur higher interest expense if the lenders under the new $2.45 billion credit facility exercise their "market flex" rights or the parties agree to an alternative allocation of debt.

   The "market flex" provisions of the commitment letter for the new $2.45 billion credit facility permit the lenders to change the allocation of debt among the senior credit facilities and the increasing rate loan facility, as well as adjust the interest rate spreads applicable to the debt. If the lenders allocate debt from a less expensive to a more expensive facility, or if the lenders increase the interest rate applicable to the debt, Wyndham will incur higher interest expense under the new $2.45 billion credit facility. Additionally, Wyndham and the lenders may agree to amend the provisions of the commitment letter to change the allocation of debt within the facilities or adjust the interest rate. The lenders have exercised their market flex rights in May 1999, reducing the revolving credit facility from $800 million to $600 million increasing the term loan facility from $1 billion to $1.2 billion, and reducing the maximum amount that Wyndham may draw under the revolving credit facility at closing from $560 million to $400 million. No assurances can be given that the lenders will not exercise their market flex provisions again prior to the closing of the new credit facility.

                   Note Regarding Forward-Looking Statements

   This joint proxy statement/prospectus contains forward-looking statements. The words "believe," "expect," "anticipate," "intend," "estimate," and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. These statements include statements regarding our intent, belief or current expectations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements. Among the factors that could cause actual results to differ materially from those indicated by such forward-looking statements are:

  . the availability of debt and equity financing on terms and conditions favorable to us;

  . the willingness of our lenders to refinance, extend or amend the terms of existing indebtedness;

  . the willingness of the counterparties to our forward equity contracts to refrain from selling paired shares held by them as collateral under those agreements;

  .  costs incurred as part of the restructuring;

  .  our ability to effect sales of assets on favorable terms and conditions;

  . risks associated with the hotel industry and real estate markets in general; and

  . other factors detailed in this joint proxy statement/prospectus under the caption "Risk Factors" and elsewhere.

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

                              The Annual Meetings

Date, Time and Place

   The annual meetings of stockholders of the companies will be held on Tuesday, June 29, 1999, at Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, NY 10036. The Wyndham annual meeting will begin at 9:00 a.m. local time and the Patriot annual meeting will begin at 9:30 a.m. local time.

Purpose

   At the Wyndham annual meeting, you will be asked to consider and vote upon the $1 billion equity investment, the exchange offers, the merger, the reverse stock split, the termination of the pairing agreement with Patriot, and the amendment and restatement of Wyndham's certificate of incorporation. You will also be asked to consider and vote upon the reelection of directors to the Wyndham Board. At the Patriot annual meeting, you will be asked to consider and vote upon the merger, the reverse stock split, and the termination of the pairing agreement with Wyndham. You will also be asked to consider and vote upon the reelection of directors. Some of the directors up for reelection will resign at the time of the closing of the $1 billion equity investment. The Boards of Directors are not currently aware of any business to be acted upon at the annual meetings other than as described in this joint proxy statement/prospectus. If, however, other matters are properly brought before the annual meetings, the persons appointed as proxies will have discretion to vote those matters according to their judgment.

Record Date and Outstanding Shares

   The Boards of Directors have fixed the close of business on May 24, 1999 as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meetings. As of the record date, there were outstanding 156,245,997 paired shares entitled to vote and 4,860,876 shares of Patriot series A preferred stock entitled to vote. The holders of paired shares are entitled to one vote per share of Wyndham common stock on all matters coming before the Wyndham annual meeting and one vote per share of Patriot common stock on all matters coming before the Patriot annual meeting. The holders of Patriot series A preferred stock are entitled to vote, together with the holders of the Patriot common stock, on all matters coming before the Patriot annual meeting on the basis of one vote per share of Patriot common stock into which the Patriot series A preferred stock is convertible. Holders of currently outstanding Wyndham series A preferred stock, Patriot series B preferred stock and Wyndham series B preferred stock are not entitled to vote on any of the matters to be considered at the annual meetings.

Quorum

   The holders of shares representing a majority of the voting power of the outstanding shares of capital stock entitled to vote at each annual meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at that annual meeting. In the absence of a quorum, the holders of shares representing a majority of the voting power of the shares represented at each annual meeting have the power to adjourn the annual meeting without further notice, other than by announcement at the annual meeting at the time of its adjournment. At any adjourned meeting at which a quorum exists, the stockholders entitled to vote may transact any business that might have been transacted at the original meeting. If and when a quorum exists at each of the annual meetings or any adjourned meeting, the stockholders present and represented at the meeting may continue to transact business until adjournment, notwithstanding the withdrawal from the meeting of stockholders counted in determining the existence of a quorum.

Voting Methods and Proxies

   You can vote on the matters to come before the annual meetings in two ways:

    . by attending the annual meetings and casting your vote there; or

    . by signing and returning the enclosed proxy card.

   If your shares are registered in your name, you may return your proxy card to us by mailing it in the enclosed envelope or by faxing it to us at (212) 929-0308.

   All shares represented by properly executed proxies received prior to or at the Wyndham annual meeting and not revoked will be voted in accordance with the instructions indicated on those proxies or, if no instructions are given, in favor of Proposals 1 through 4 and 6 through 12 and in accordance with the recommendation of the Wyndham Board of Directors contained in the joint proxy statement/prospectus. We urge you to mark the box on the proxy card to indicate how you want your shares of Wyndham common stock to be voted. If matters other than those described in this joint proxy statement/prospectus are properly presented at the Wyndham annual meeting, the persons named as the proxies will vote in accordance with their own judgment with respect to those matters, unless you withhold authority to do so on the proxy card.

   All shares represented by properly executed proxies received prior to or at the Patriot annual meeting and not revoked will be voted in accordance with the instructions indicated on those proxies or, if no instructions are given, in favor of Proposals 3, 5, 6 and 13 and in accordance with the recommendation of the Patriot Board of Directors. We urge you to mark the box on the proxy card to indicate how you want your shares of Patriot common stock and Patriot series A preferred stock to be voted. If matters other than those described in this joint proxy statement/prospectus are properly presented at the Patriot annual meeting, the persons named as the proxies will vote in accordance with their own judgment with respect to those matters, unless you withhold authority to do so on the proxy card.

   Any stockholder who executes and returns a proxy may revoke such proxy at any time before it is voted by:

    . notifying the Secretary of the appropriate company at 1950 Stemmons
      Freeway, Suite 6001, Dallas, Texas 75207;

    . granting a subsequent proxy; or

    . appearing in person and voting at the annual meeting. Attendance at the annual meeting will not, by itself, constitute revocation of a proxy.

   If your shares are held in the name of your broker, bank or other nominee, the inspectors will require you to present a power of attorney from such broker, bank or nominee for you to vote such shares in person at the annual meeting. Please contact your broker, bank or nominee.

Required Vote

   Approval of Proposals 1 and 2 requires the affirmative vote of a majority of the votes cast on the proposal at the Wyndham annual meeting, provided that the total votes cast on the proposal represents over 50% in interest of all securities entitled to vote on the proposal. Approval of Proposals 3 and 6 requires the affirmative vote of the holders of shares representing a majority of the voting power of the outstanding Patriot common stock and Patriot series A preferred stock, voting together, that are entitled to vote and the holders of a majority of the outstanding Wyndham common stock entitled to vote. Approval of Proposals 4 and 7 through 11 requires the affirmative vote of the holders of a majority of the outstanding Wyndham common stock entitled to vote. Approval of Proposal 5 requires the affirmative vote of the holders of a majority of the outstanding Patriot common stock and Patriot series A preferred stock, voting together, that are entitled to vote. Directors are elected by a plurality of the votes cast at the applicable meeting.

   Votes cast in person or by proxy will be counted by persons appointed by the companies to act as inspectors at the annual meetings. The inspectors will treat shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for purposes of determining a quorum. Abstentions will not be deemed to be cast and will have no effect on the outcome of Proposals 1, 2, 12 or 13. However, because Proposals 3, 5 and 6 require the affirmative vote of the holders of shares representing a majority of the voting power of the outstanding Patriot common stock and Patriot series A preferred stock, voting together, that are entitled to vote and Proposals 3, 4, and 6 through 11 require the affirmative vote of the holders of a majority of the outstanding shares of Wyndham common stock entitled to vote, abstentions will have the same legal effect as a vote against Proposals 3 through 11.

   Broker non-votes occur where a broker holding stock in street name votes the shares on some matters but not on others. The missing votes are deemed to be "broker non-votes." The inspectors will treat broker non-votes as shares that are present and entitled to vote for the purpose of determining a quorum. However, for purposes of determining the outcome of any matter as to which the broker or nominee has indicated on the proxy that it does not have discretionary authority to vote, those shares will be treated as present and not entitled to vote with respect to that matter, even though those shares are considered to be entitled to vote for quorum purposes and may be entitled to vote on other matters.

   As of May 21, 1999, directors and executive officers of Wyndham and Patriot and their affiliates beneficially owned shares representing approximately 10% of the voting power entitled to vote at the Wyndham annual meeting and approximately 11% of the voting power entitled to vote at the Patriot annual meeting. Karim Alibhai, Harlan Crow, Milton Fine, Rolf Ruhfus, and Sherwood Weiser, who are also significant stockholders, and some of their affiliates, have agreed to vote, or direct the voting of, all shares of capital stock of Wyndham and Patriot over which they have voting control in favor of Proposals 1 through 11. These voting agreements represent approximately 8% of the outstanding shares of stock entitled to vote on these proposals.

Cross Conditionality of Proposals

   For the $1 billion equity investment to be completed, stockholders must approve each of proposals 1 through 11. For the restructuring of Wyndham and Patriot to occur without completing the $1 billion equity investment, stockholders must approve each of proposals 3 through 6.

Information Regarding Tabulation of the Vote

   We have a policy that all proxies, ballots and votes tabulated at a meeting of our stockholders are confidential, and the votes will not be revealed to any of our employees or anyone else, other than the inspectors, unless it is necessary to meet applicable legal requirements.

Proxy Solicitor

   We have retained MacKenzie Partners, Inc. to aid in the solicitation of proxies. We estimate that the cost of these services will be approximately $8,000, plus expenses. In addition to solicitation by mail, proxies may also be solicited by telephone, telegram or otherwise. We will bear the entire cost of soliciting proxies from our stockholders and will reimburse brokers or other persons holding stock in their names or in the names of their nominees for their reasonable expenses incurred in forwarding proxy materials to the beneficial owners of our capital stock.

                   What is the Background of the Investment?

   During late October and early November 1998, the Boards of Directors met on several occasions to review the companies' financial condition and liquidity, including the forward equity contracts and negotiations with the companies' lenders. The Boards of Directors concluded that it would be appropriate, in light of the companies' financial situation, to consider strategic alternatives. At the request of the independent directors, the Boards unanimously approved the formation of a coordinating committee of the Boards to monitor the companies' financial situation and to coordinate with the companies' advisors regarding the consideration of strategic alternatives. The Wyndham Board appointed Sue Groenteman, Leonard Boxer and Sherwood Weiser to the coordinating committee and the Patriot Board appointed Milton Fine, Philip Ward and John Deterding to the coordinating committee. Milton Fine and Sue Groenteman were asked to serve as co-point persons of the coordinating committee. Throughout the process, both the coordinating committee and the independent directors had an opportunity to meet with private investment firms or groups and to deliberate without management present. The independent directors engaged Debevoise & Plimpton to serve as special counsel to the independent directors in their consideration of strategic alternatives. Goodwin, Procter & Hoar LLP continued in its capacity as counsel to the companies concerning the consideration of strategic alternatives.

   Additionally, the Boards approved the appointment of Chase Securities Inc. as co-financial advisor to the companies and the appointment of Morgan Stanley & Co. Incorporated as co-financial advisor to the companies and financial advisor to the independent directors. Subsequently, and at the request of the companies, Chase Securities Inc. and an affiliate of Chase Securities, Chase Manhattan Bank, signed commitment letters with Patriot for a $2.45 billion credit facility, which is a key component of this transaction. Under the senior credit facility, Chase Securities will act as lead arranger for a syndicate of lenders which will provide Wyndham with $1.2 billion in term loans and up to an $600 million revolving loan facility. At the same time, Chase Manhattan Bank agreed that it, together with another syndicate of lenders, will provide a $650 million increasing rate loan facility to Wyndham.

   Beginning in early November, Morgan Stanley and Chase Securities contacted parties who may have had an interest in completing a strategic transaction with Wyndham and Patriot, including several private equity firms who are in the business of purchasing the capital stock of other companies. During the weeks of November 9 and November 16, 1998, Wyndham and Patriot entered into confidentiality and standstill agreements with seven of the private equity firms contacted and distributed information to these parties concerning a possible investment in the companies. The companies received preliminary inquiries from an additional 14 parties, but none of these parties entered into a confidentiality and standstill agreement and, as a result, did not receive any financial diligence materials from the companies.

   During the last two weeks of November and the first week of December 1998, the companies' financial advisors engaged in discussions with the private equity firms who had received information from the companies, including the investors. In addition, discussions were held with Hilton Hotels Corporation, a public company that had indicated an interest in a potential business combination with the companies. The companies' financial advisors received preliminary indications of interest from eight private equity investment firms or groups, including the investors, as well as from Hilton. Each of these private equity investment firms or groups, including the investors, and Hilton was invited to make a presentation to the Boards at meetings held on December 3 and 4, 1998.

   Four private equity investment firms or groups, including the investors, and Hilton accepted the invitation and made presentations to the Boards of Directors on December 3 and 4 regarding their preliminary indications of interest. One private equity group's presentation involved purchasing $1.1 billion of the companies' convertible preferred stock with cash dividends payable at an annual rate of 11.0% and a conversion price of $7.44 per share. A second private equity group's presentation involved purchasing $600 million of the companies' convertible preferred stock with cash dividends payable at an annual rate of 12% and a conversion price of $5.00 per share. This private equity group's presentation also involved majority board representation in connection with its investment. A third private equity group's presentation involved purchasing $500 million of the companies' convertible preferred stock with dividends payable in cash or in additional shares at an annual rate of 10.0% and a conversion price of $9.30 per share. Hilton's presentation concerned acquiring 100% of the companies by merger at an exchange rate that assumed a $15.30 per share price for Hilton common stock and an $11.00 per share price for the paired shares. The investors' presentation involved purchasing up to $1.0 billion of the companies' convertible preferred stock with dividends payable in cash or in additional shares at an annual rate of 9.75% and a conversion price equal to the lesser of $10.00 or 122.5% of the 30 day trading average of the paired shares. The investors also proposed that they appoint six of fifteen directors with the companies and the investors mutually agreeing on the appointment of three independent directors.

   Following the December 3 and 4, 1998 meetings, the Boards instructed management of the companies and their financial advisors to pursue discussions with selected private equity investment firms or groups, including the investors, whose presentations appeared most promising to the companies and their stockholders, as well as with Hilton, in an effort to obtain the best offer available.

   On December 11, 1998, Wyndham and Patriot received a draft letter of intent from the investors regarding a potential $1 billion equity investment by the investors or their affiliates. Representatives of, and financial advisors and counsel to, the investors met with members of management of the companies and representatives of the companies' financial advisors and counsel on December 12 and 13, 1998 to negotiate the draft letter of intent. On the evening of December 13, 1998, the Boards met to receive an update on the companies' progress in negotiating the draft letter of intent with the investors, as well as the companies' discussions with other private equity investment firms or groups and Hilton. Following this meeting, members of management, along with the companies' financial advisors and counsel, continued to meet with representatives of the investors.

   On the evening of December 14, 1998, the Boards reconvened to review the status of the companies' negotiations with the investors. Representatives of the investors addressed the Boards regarding the investors' proposed letter of intent and the investors' investment philosophy, and responded to the directors' questions regarding the proposed investment. Morgan Stanley delivered its opinion that the consideration to be received by the companies for the proposed investment was fair, from a financial point of view, to the stockholders of the companies. In addition, Chase Securities delivered its opinion, subsequently confirmed in writing as of December 15, 1998, to the effect that the consideration to be received in the aggregate by the companies pursuant to the transaction under the letter of intent was fair, from a financial point of view, to the companies. The Boards decided to pursue the investors' proposal rather than either the proposed $600 million transaction or the proposed $500 million transaction discussed with two of the other private equity groups after concluding that the companies should raise between $800 million and $1 billion to address their liquidity issues. Additionally, the Boards decided to pursue the investors' proposal rather than the proposed $1.1 billion transaction discussed with one of the private equity groups after concluding that the dividend rate on the preferred stock proposed by the investors was lower than the rate for the proposed $1.1 billion transaction and the conversion price on the preferred stock proposed by the investors was higher than the conversion price for the proposed $1.1 billion transaction. While the Boards were interested in pursuing a strategic transaction with Hilton at that time, they had not yet received a firm proposal from Hilton. At the conclusion of the meeting, the Boards' authorized management to execute on behalf of the companies the letter of intent on the terms discussed at the meeting.

   Members of management, along with the companies' financial advisors and counsel, continued to meet with representatives of the investors and their financial advisors and counsel and, on December 15, 1998, the companies and the investors signed the letter of intent relating to the proposed $1 billion equity investment.

   Under the letter of intent:

    . the investors agreed to purchase $1 billion of convertible preferred stock of the companies;

    . the companies were allowed to replace up to $400 million of the investors' preferred stock investment with alternative financing, including a rights offering;

    . the preferred stock to be issued to the investors would be convertible into common stock of the companies at the lesser of $10.00 or 122.5% of the average closing price of the paired shares for the 20 trading days ending 10 days immediately preceding the stockholders vote on the $1 billion equity investment, but not less than $7.00;

    . the investors agreed to complete their due diligence review of the companies and notify the companies of their conclusions by January 14, 1999;

    . the companies and the investors agreed that for a 60-day period they would negotiate in good faith definitive agreements;

    . the companies were allowed to continue their negotiations with Hilton; and

    . the companies agreed to pay the investors a break-up fee of $30 million if the companies entered into an agreement for a strategic transaction with a third party during the pendency of the letter of intent or 180 days after its termination.

   On December 14, 1998, Chase Securities delivered its oral opinion, which opinion was subsequently confirmed in a written opinion, dated as of December 15, 1998, to the Boards of Directors of Wyndham and Patriot to the effect that, as of such dates, and based upon the assumptions made, matters considered and limits of review set forth in the Chase Securities opinion dated as of December 15, 1998, the consideration to be received in the aggregate by the companies pursuant to the transaction under the letter of intent dated December 15, 1998, was fair from a financial point of view, to the companies.

   The full text of the Chase Securities opinion dated as of December 15, 1998, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex J to this joint proxy statement/prospectus. The Chase Securities opinion was limited to the fairness, from a financial point of view, to Wyndham and Patriot of the consideration to be received in the aggregate by Wyndham and Patriot pursuant to the transaction under the letter of intent and Chase Securities expressed no opinion in its opinion dated as of December 15, 1998, as to the merits of the underlying decision by the companies to engage in the transaction under the letter of intent. In addition, Chase Securities expressed no opinion in its opinion dated as of December 15, 1998, as to the prices at which the paired shares would trade following the announcement or consummation of the transaction under the letter of intent. For a more complete description, you should read the full text of the Chase Securities opinion. The Chase Securities opinion did not address the proposed $1 billion equity investment that stockholders of Wyndham and Patriot are being asked to approve, which materially differs from the transaction under the letter of intent but which does not so materially differ from the letter of intent so as to have caused the Boards to conclude that they should not rely on the opinion dated as of December 15, 1998. As noted below, the companies did not request, nor did Chase Securities provide, any fairness opinion with respect to the $1 billion equity investment that stockholders are being asked to approve.

   In arriving at the Chase Securities opinion, Chase Securities, among other things,

  .  reviewed the letter of intent dated December 15, 1998;

  . reviewed certain publicly available business and financial information that Chase Securities deemed relevant relating to the companies and the industry in which they operate;

  . reviewed certain internal non-public financial and operating data and forecasts provided to Chase Securities by the management of the companies relating to the business of the companies;

  . discussed, with members of the senior management of the companies, the companies' operations, historical financial statements and future prospects, before and after giving effect to the transaction under the letter of intent, as well as their views of the business, operational and strategic benefits and other implications of the transaction;

  . compared the financial and operating performance of the companies with publicly available information concerning certain other companies Chase Securities deemed comparable and reviewed the relevant historical stock prices and trading volumes of the paired shares and certain publicly traded securities of such other companies;

  . reviewed the financial terms of certain recent transactions Chase Securities deemed reasonably comparable to the transaction under the letter of intent and otherwise relevant to Chase Securities' inquiry;

  . discussed with members of senior management of the companies certain financial restructuring alternatives to the transaction under the letter of intent;

  . reviewed and discussed with members of senior management of the companies anticipated dividend requirements;

  . reviewed the terms of the outstanding debt obligations and forward equity commitments of the companies; and

   . made such other analyses and examinations as Chase Securities deemed necessary or appropriate.

   Because the Chase Securities opinion addressed the terms of the transaction under the letter of intent, Chase Securities did not have an opportunity to review any definitive agreements providing for the transaction. Accordingly, for purposes of rendering the Chase Securities opinion, Chase Securities assumed that the definitive agreements providing for the transaction under the letter of intent would contain terms and conditions consistent with those set forth in the letter of intent and that would not differ from the letter of intent in any respect material to Chase Securities' analysis. Chase Securities further assumed with the consent of the boards for purposes of rendering its opinion that the initial conversion price for the preferred stock to be issued to the investors would be $10 per share, and that the dividend on the paired shares would be limited to the minimum amount necessary in order to maintain the qualification after the transaction under the letter of intent of the companies, and that the companies would otherwise continue to so qualify, as a real estate investment trust for federal income tax purposes.

   Chase Securities assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for Chase Securities, or publicly available, for purposes of the Chase Securities opinion and further relied upon the assurance of the management of Wyndham and Patriot that they were not aware of any facts that would make such information inaccurate or misleading. Chase Securities neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of Wyndham and Patriot, nor did Chase Securities conduct a physical inspection of the properties and facilities of Wyndham and Patriot. Chase Securities assumed that the financial forecasts provided to it by Wyndham and Patriot were reasonably determined on bases reflecting the best currently available estimates and judgments of the management of Wyndham and Patriot as to the future financial performance of Wyndham and Patriot. Chase Securities expressed no view as to such forecast or projection information or the assumptions on which they were based.

   For purposes of rendering its opinion, Chase Securities also assumed that all material governmental, regulatory or other consents and approvals would be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which any of Wyndham, Patriot or the investors are a party, as contemplated by the letter of intent, no restrictions would be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to Wyndham and Patriot of the transaction under the letter of intent. The Chase Securities opinion was necessarily based on market, economic and other conditions as they existed and could be evaluated as of December 15, 1998.

   The following is a brief summary of certain financial and comparative analyses performed by Chase Securities in arriving at the Chase Securities opinion with respect to the fairness, from a financial point of view, to Wyndham and Patriot of the consideration to be received in the aggregate by Wyndham and Patriot pursuant to the transaction under the letter of intent. The analyses summarized below did not address the proposed $1 billion equity investment that stockholders of Wyndham and Patriot are being asked to approve, which materially differs from the transaction under the letter of intent but which does not so materially differ from the letter of intent so as to have caused the Boards to conclude that they should not rely on the opinion dated as of December 15, 1998.

   Comparable Company Trading Analysis. Chase Securities performed a comparable public company trading analysis under which it compared publicly available financial and operating data, projections of future financial performance and market statistics based upon the closing stock prices on December 14, 1998 of the paired shares and of the common stock of Starwood Hotels & Resorts, Host Marriott Corp., FelCor Lodging Trust, MeriStar Hospitality Corp., Hilton Hotel Corp. and Promus Hotel Corp. Chase Securities compared the enterprise value (consisting of market capitalization and total net debt) as a multiple of 1998 pro forma EBITDA, where EBITDA means earnings before interest, taxes, depreciation and amortization, and 1998 pro forma EBITDA means EBITDA adjusted for all acquisitions and divestitures in 1998. For the selected comparable companies, such analysis indicated a median 1998 pro forma EBITDA multiple of 8.3x and a mean of 8.7x.

   Chase Securities also calculated the implied value per paired share according to the following multiple ranges. With respect to 1998 pro forma EBITDA, Chase Securities assumed multiple ranges of 7.5x to 8.5x. Assuming parameters of 1998 pro forma EBITDA of $656 million, as estimated by Wyndham and Patriot management, these multiple ranges yielded a range of implied values per paired share of $5.50 to $9.70.

   No company utilized as a comparison in the comparable company trading analysis is identical to Wyndham and Patriot. In evaluating the comparable companies, Chase Securities made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wyndham and Patriot, such as the impact of competition on Wyndham and Patriot and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wyndham and Patriot or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using comparable company analysis.

   Discounted Cash Flow Analysis. Chase Securities performed a discounted cash flow analysis to calculate a present value of the stand-alone unlevered free cash flows for Wyndham and Patriot. Chase Securities analyzed two scenarios:
(1) the "Management Base Case," which was based on certain financial forecasts prepared by Wyndham and Patriot management and (2) the "Sensitivity Case", which adjusted downward the EBITDA projected by management by $50 to $100 million per year and assumed an effective cash tax rate of between 25.0% to 35.0%. For this analysis, Chase Securities discounted the estimated unlevered free cash flows using a range of discount rates from 11.0% to 15.0% for the Management Base Case and using a discount rate of 13.0% for the Sensitivity Case. The discount rate range was selected based upon a weighted average cost of capital analysis of Wyndham and Patriot for each scenario. Chase Securities added to the present values of the cash flows the terminal values of Wyndham and Patriot in the year 2003, and discounted the terminal value using the range of discount rates as was used to discount the unleveraged free cash flows in each case. The terminal value was calculated using the terminal multiple method, assuming a range of terminal multiples of earnings before interest, income taxes, depreciation and amortization, or EBITDA, between 7.5x and 8.5x for the Management Base Case and a terminal multiple of EBITDA of 7.5x for the Sensitivity Case. Based on this analysis, Chase Securities calculated a per share equity value of Wyndham and Patriot ranging from approximately $3.95 to $11.55 based on the Management Base Case and approximately $1.85 to $5.90 based on the Sensitivity Case.

   Pro Forma Analysis. Chase Securities compared to the standalone case for Wyndham and Patriot certain pro forma effects resulting from the transaction under the letter of intent assuming that the investors invested between $600 million and $1 billion, including indebtedness to 1998 pro forma EBITDA, 1998 pro forma EBITDA to 1998 pro forma interest charges, and 1999 FFO per share of the paired shares, where FFO means funds from operations, in each case as estimated by Wyndham and Patriot management as of December 15, 1998.

   These analyses indicated that

  . as to indebtedness to 1998 pro forma EBITDA, the transaction under the letter of intent would result in lower indebtedness ratios compared to the standalone case,

  . as to 1998 pro forma EBITDA to 1998 pro forma interest charges, the transaction under the letter of intent would result in higher coverage ratios compared to the standalone case, and

  . as to 1999 FFO per share of the paired shares, the transaction under the letter of intent would be accretive compared to the standalone case.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Chase Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Chase Securities' analyses, without considering all analyses, would create an incomplete view of the process underlying the Chase Securities opinion. In addition, Chase Securities may have deemed some assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Chase Securities' view of the actual value of Wyndham and Patriot.

   In performing its analysis, Chase Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wyndham and Patriot. The analyses performed by Chase Securities are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. These analyses were prepared solely as a part of Chase Securities' analysis of whether the consideration to be received in the aggregate by Wyndham and Patriot pursuant to the transaction under the letter of intent was fair from a financial point of view to Wyndham and Patriot. The analyses do not purport to be appraisals or to reflect the prices at which Wyndham and Patriot might actually be sold.

   From December 15, 1998 forward, representatives of the investors, along with their financial and legal advisors, conducted an extensive due diligence review of the operations of the companies. Also during this period, representatives of Hilton, along with their financial advisors and counsel, conducted an extensive due diligence review of the operations of the companies. During this period, representatives of Hilton notified the companies that they were no longer interested in pursuing a potential business combination with the companies. Rather, the representatives indicated that Hilton was interested in purchasing selected assets of the companies. The companies continued their discussions with Hilton regarding a potential asset sale.

   On January 14, 1999, the investors notified the companies that they had substantially completed their due diligence investigation and were ready to negotiate and execute documentation regarding their proposed investment.

   On January 18, 1999, the Boards met and were informed that the investors had reported back to the companies regarding their due diligence review. Representatives of Morgan Stanley and Chase Securities then reviewed with the directors the financial advisors' preliminary analyses of the companies' existing strategic alternatives, including restructuring of the companies' existing credit facility and other debt, a public high-yield debt offering, a public high-yield debt offering in combination with the sale of various assets, and the investors' proposed investment at a $1 billion and a $600 million level. The directors then engaged in a discussion with its financial advisors regarding the preliminary analyses. The financial advisors indicated that they would continue their analyses and report back to the directors at their meeting scheduled for January 21.

   On January 20, 1999, the Boards met. During the course of this meeting, representatives of the investors met with the directors and discussed their due diligence process and observations, their proposed sources and uses of the proceeds from their proposed investment, the pro forma capitalization of the companies following their proposed investment, a proposed corporate structure for the companies following their proposed investment, management and governance issues, and a proposed schedule in which to complete their proposed investment.

   On January 21, 1999, the Boards reconvened. Representatives of Morgan Stanley and Chase Securities then led a discussion with the directors regarding the companies' strategic alternatives. The alternatives discussed included restructuring the companies' existing credit facility and other debt, conducting a public high-yield debt offering, conducting a public high-yield debt offering in combination with the sale of various assets, and issuing preferred stock to the investors at a $1 billion and a $600 million level. The directors engaged in an extensive discussion of the advantages and disadvantages of each of the available strategic alternatives with their financial advisors. At this meeting, the directors did not specifically accept or reject any of the strategic alternatives under consideration, but instructed members of management and the financial advisors to continue to pursue all available alternatives. Also at the January 21 meeting, the Boards met with representatives of Hilton to discuss a potential business transaction.

  Representatives of the companies, along with their counsel and financial advisors, negotiated the draft purchase agreement relating to the $1 billion equity investment with representatives of the investors and their counsel and financial advisors from their receipt of the agreement on January 21, 1999 through January 29, 1999. On January 29, 1999, the letter of intent expired. Despite this expiration, the parties continued to negotiate the purchase agreement. On February 4, 1999, the parties reinstated the letter of intent and extended it until February 12, 1999. The February 4, 1999 extension set the initial conversion price on the investors' preferred stock at $8.75 per share, and increased the break-up fee payable by the companies to the investors to $50 million from $30 million if, during the pendency of the letter of intent or 180 days after its termination, the companies were to enter into an agreement for a strategic transaction with Hilton.

   The companies also continued their negotiations with Hilton.

   On February 12, 1999, the Boards met to further discuss the status of the negotiations with the investors and Hilton. At this meeting, counsel to the companies provided the directors with a detailed summary of the material terms of the proposed $1 billion equity investment, as well as a summary of the proposed terms of the transaction with Hilton. The Hilton proposal consisted of Wyndham's sale of approximately $315 million of convertible preferred stock to Hilton on substantially the same economic terms as the shares to be sold to the investors and Hilton's purchase of approximately $665 million of assets from Wyndham. Following this discussion, the financial advisors jointly reviewed with the directors an analysis of the strategic alternatives available to the companies. This discussion included an overview of the companies' process in reviewing strategic alternatives to date, as well as an analysis of the potential advantages and disadvantages of the $1 billion equity investment, the proposed transaction with Hilton, and a self-help strategy of restructuring the companies' existing debt and completing a public offering of high-yield debt. Following this meeting, on February 12, 1999, the companies and the investors extended the letter of intent relating to the proposed $1 billion equity investment until February 26, 1999. The February 12, 1999 extension prohibited the companies from continuing their negotiations with Hilton during the pendency of the letter of intent.

   Representatives of the companies, along with their counsel and financial advisors, continued to negotiate the draft purchase agreement with the investors and their financial advisors and counsel.

   On February 16, 1999, the Boards met. At this meeting, counsel to the companies summarized the terms of the draft purchase agreement relating to the proposed $1 billion equity investment, including that the maximum size of the rights offering had been reduced to $300 million from $400 million. Representatives of Morgan Stanley and Chase Securities jointly presented to the directors their financial analysis regarding the $1 billion equity investment and the proposal received from Hilton. Morgan Stanley orally rendered its opinion that as of that date, and subject to the limitations and considerations discussed with the Boards, the $1 billion equity investment was fair, from a financial point of view, to the holders of the Wyndham common stock and the Patriot common stock. Morgan Stanley subsequently confirmed this opinion in writing. The companies did not request, nor did Chase Securities provide, any fairness opinion at this meeting of the Boards. Following these presentations, the directors engaged in an extensive discussion regarding the investors' proposed $1 billion equity investment, the proposal received from Hilton and other available alternatives. The directors decided to pursue the $1 billion equity investment instead of the proposed transaction with Hilton after concluding that the proposed transaction with Hilton was not in the best interests of stockholders because, among other things, the significant asset sales contemplated would impair the companies' business objective of developing its proprietary hotel brands by increasing distribution. The directors also rejected the self-help alternative of restructuring the companies' existing debt and completing a public offering of high-yield debt, in part, because of the uncertainty connected with the successful completion of a high-yield debt issuance. Following this discussion, the directors of both Patriot and Wyndham adopted the conclusions of Morgan Stanley's fairness opinion and voted unanimously to approve the $1 billion equity investment. The directors also authorized Sue Groenteman and Milton Fine to resolve any remaining issues relating to the proposed $1 billion equity investment.

   The purchase agreement relating to the proposed $1 billion equity investment was executed by the companies and the investors as of February 18, 1999, but did not become effective until the companies delivered and the investors accepted the disclosure schedules required by the purchase agreement. Prior to delivery of the supplementary disclosure letter, Morgan Stanley confirmed that nothing in the supplementary disclosure letter would alter its view regarding the fairness, from a financial point of view, of the investment to the holders of the Wyndham common stock and the Patriot common stock. The purchase agreement became effective on February 28, 1999.

                         Our Reasons for the Investment

   We believe that the $1 billion equity investment, the restructuring and the related transactions are fair to and in the best interests of our stockholders. We believe that the transactions will create short-term stockholder value by alleviating our current liquidity and capital constraints by permitting settlement of our forward equity contracts and retirement of approximately $3.0 billion of our existing debt. Additionally, we believe that the transactions will create long-term stockholder value by providing us with working and growth capital to fund our strategy of developing our proprietary hotel brands by increasing distribution, generating greater customer awareness, building brand loyalty and maintaining customer satisfaction. In contrast, we believe that the proposed Hilton transaction would have resulted in the sale of several key assets of the companies.

   Each of the Boards unanimously approved the $1 billion equity investment and the related transactions and unanimously recommends that stockholders of Wyndham and Patriot vote for all the proposals in this joint proxy statement/prospectus. In reaching this decision the Boards consulted with members of management of their respective companies, as well as financial advisors, legal counsel and accountants of the companies, and considered a number of factors.

   In making its determination with respect to the $1 billion equity investment and the related transactions, the Boards considered the following factors which they considered to be favorable:

    . A portion of the proceeds of the $1 billion equity investment will be used to settle the forward equity contracts in cash, avoiding the substantial dilution that would have resulted if the counterparties had exercised their remedies under the contracts.

    . The proceeds of the $1 billion equity investment, along with the proceeds of the new $2.45 billion credit facility to be put in place contemporaneously with the investment, will permit us to retire or refinance all of our existing bank debt.

    . Following the $1 billion equity investment and the closing of the new credit facility, we will have, on a pro forma basis, $210 million of available credit under the new revolving credit facility which, in conjunction with other permitted indebtedness, will permit us to continue our development and other capital plans.

    . The representatives of the investors who will serve on the Wyndham
      Board following the $1 billion equity investment are sophisticated individuals who will contribute valuable financial and operating expertise to Wyndham.

    . The analysis and presentations of Morgan Stanley and Chase
      Securities, financial advisors to the companies, and the opinion, analysis and presentations of Morgan Stanley, financial advisor to Wyndham and Patriot and the independent directors, including Morgan Stanley's opinion that, as of the date of such opinion and subject to the limitations and considerations contained in the opinion, the $1 billion equity investment is fair, from a financial point of view, to the companies' common stockholders.

   In making its determination with respect to the $1 billion equity investment and the related transactions, the Boards also considered the following potentially negative factors in its deliberations regarding the investment:

    . If the companies have net income in the future, net income per share will be lower due to the increase in the number of shares as a result of the issuance of $1 billion of preferred stock to the investors.

    . The initial conversion price of $8.59 per share of common stock may be adjusted downward if we are required to indemnify the investors under the terms of the securities purchase agreement relating to the $1 billion equity investment. Conversion price reductions for breaches of representations and warranties, special costs related to the restructuring and stockholder litigation may not exceed $2.27. If the conversion price is reduced by $2.27 per share, the conversion price would equal $6.32 per share and the investors would receive approximately 158 million shares of common stock on the conversion of $1 billion of preferred stock. Conversion price reductions for the companies' breaches of covenants or sales of paired shares by the counterparties to the forward equity contracts are not subject to a maximum amount and could reduce the conversion price below $6.32 resulting in the issuance of additional shares of common stock to the investors on conversion of their preferred stock. Since the conversion price may be reduced, the current stockholders' ownership may be significantly diluted.

    . Completion of the $1 billion equity investment will require Wyndham and Patriot to incur approximately $91 million of transaction costs and will require a substantial amount of management's time. These resources could have otherwise been used by the companies to further our business objectives.

    . The investors will receive a 9.75% dividend on their preferred stock.
      Additionally, Wyndham paid cash fees of $21 million to the investors as part of the investment.

    . Following the $1 billion investment, the investors will hold approximately 41% of the voting power of Wyndham, increasing to approximately 52% after six years due to the payment of a portion of the preferred stock dividends in stock, assuming Wyndham does not issue any other voting stock and does not complete the $300 million rights offering. The investors' voting power following the investment will reduce the voting power currently held by our existing stockholders.

    . Some of the officers and directors of Wyndham and Patriot will receive benefits in connection with the $1 billion investment that could raise issues concerning potential conflicts of interest, including, the vesting of restricted stock grants and stock options for 887,117 paired shares in the aggregate and potential maximum severance payments approximating $5.2 million in the aggregate if the officers are terminated or their reporting relationship changes as part of the investment.

   In the Boards' opinion, the factors listed immediately above, along with the other factors discussed in this joint proxy statement/prospectus, represent the material potential risks and adverse consequences to you which could occur as part of the $1 billion equity investment. The Boards considered the impact of these risks and consequences to the existing stockholders in evaluating the $1 billion equity investment. In the Boards' opinion, however, these potential risks and consequences were outweighed by the potential positive factors discussed above. Accordingly, the Boards voted unanimously to approve the $1 billion equity investment.

   In view of the wide variety of factors considered by the Boards, the Boards did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making their recommendations.

   In the event the $1 billion equity investment is not completed for any reason, we will continue to pursue our business objectives. Additionally, we may seek additional debt or equity financings or pursue the sale of assets.

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

                                   Proposal 1
            Proposal to Approve the Issuance of the Wyndham Series B
                        Preferred Stock to the Investors
                        (For Wyndham Stockholders Only)

                                   Proposal 2
            Proposal to Approve the Issuance of Wyndham Common Stock
              in Exchange for Existing Preferred Stock of Wyndham
   and Limited Partnership Interests in the Companies' Operating Partnerships
                        (For Wyndham Stockholders Only)

What is Wyndham asking you to approve?

   You are being asked to approve the terms and issuance of Wyndham's series B preferred stock, which will initially represent more than 41% of the voting power of the outstanding capital stock of Wyndham. Since a portion of the dividends paid to the investors on their preferred stock is paid in additional shares of preferred stock, assuming no other voting shares are issued, the "as converted" voting power of the investors would rise to approximately 52% six years after the completion of the investment. The investors' voting power would be reduced to approximately 29% initially, and 36% six years after the investment, if stockholders other than the investors purchase the entire $300 million of preferred stock to be offered in the rights offering following the completion of the $1 billion equity investment. You are also being asked to approve the issuance of shares of Wyndham common stock to existing holders of Wyndham's preferred stock and existing limited partners of the companies' operating partnerships in exchange for their preferred stock and limited partnership interests.

What does the Board of Directors of Wyndham recommend that you do in response to Proposal 1 and Proposal 2?

   The Board of Directors of Wyndham has unanimously approved the terms and issuance of the series B preferred stock. The Board believes that Proposal 1 is in the best interests of Wyndham and its stockholders and recommends that you vote for the approval of Proposal 1.

   The Board of Directors of Wyndham has unanimously approved the terms and issuance of its common stock in exchange for shares of its existing preferred stock and limited partnership interests in the companies' operating partnerships. The Board recommends that you vote for Proposal 2.

What is the opinion of the financial advisor to Wyndham and Patriot of the $1 billion equity investment?

   Morgan Stanley was retained by Wyndham and Patriot to act as their financial advisor regarding the $1 billion equity investment and related transactions based upon Morgan Stanley's experience and expertise. On February 27, 1999, Morgan Stanley rendered to the Boards of Directors of Wyndham and Patriot an oral opinion, which was confirmed in writing as of February 27, 1999, to the effect that, as of that date and based on and subject to the limitations and considerations stated in the opinion, the $1 billion equity investment was fair from a financial point of view to the holders of shares of Wyndham common stock and Patriot common stock.

   The full text of the Morgan Stanley opinion dated February 27, 1999, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex E to this joint proxy statement/prospectus. The Morgan Stanley opinion is directed to the Boards of Directors of Wyndham and Patriot and addresses only the fairness of the $1 billion equity investment from a financial point of view to holders of shares of Wyndham common stock and Patriot common stock, and it does not address any other aspect of the investment nor does it constitute a recommendation to any holder of paired shares as to how to vote at the Wyndham and Patriot annual meetings. For a more complete description, you should read the full text of the opinion.

   If a material amendment is made to the purchase agreement for the $1 billion equity investment, the companies will seek to obtain a revised financial opinion. Such a revised financial opinion, if any, will necessarily be based on economic, market and other conditions in effect on, and the information made available as of, the date of the opinion.

   In arriving at its opinion, Morgan Stanley, among other things:

    . reviewed publicly available financial statements and other information of Wyndham and Patriot;

    . reviewed internal financial statements and other financial and operating data concerning Wyndham and Patriot prepared by the managements of Wyndham and Patriot;

    . analyzed financial forecasts prepared by the managements of Wyndham and Patriot;

    . discussed with senior executives of Wyndham and Patriot the past and current operations and financial condition and the prospects of Wyndham and Patriot;

    . reviewed selected alternatives to the $1 billion equity investment and related transactions, including an alternative transaction proposed by the Indentified Party;

    . reviewed the reported prices and trading activity for the paired shares;

    . compared the financial performance of Wyndham and Patriot and the prices and trading activity of the paired shares with that of selected comparable publicly-traded companies and their securities;

    . reviewed the financial terms, to the extent publicly available, of transactions they deemed relevant;

    . participated in discussions and negotiations among representatives of Wyndham and Patriot and the investors and their financial and legal advisors;

    . discussed with the managements and legal advisors of Wyndham and Patriot the implications of Patriot's conversion from a REIT to a subchapter C corporation under the Internal Revenue Code;

    . reviewed the purchase agreement relating to the $1 billion equity investment and certain related documents;

    . reviewed the terms of the outstanding debt obligations and forward equity contracts of Wyndham and Patriot; and

    . performed such other analyses as they deemed appropriate.

   In rendering its opinion, Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of its opinion. With respect to financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Wyndham and Patriot. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Wyndham and Patriot, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley assumed that the $1 billion equity investment and related transactions set forth in the purchase agreement will be completed in accordance with the terms of the purchase agreement. Morgan Stanley assumed that the $1 billion equity investment and related transactions will result in Wyndham being classified as a subchapter C corporation under the Internal Revenue Code. Morgan Stanley's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of the Morgan Stanley opinion. Morgan Stanley does not intend to update its opinion as of any subsequent date.

   The following is a brief summary of the material analyses contained in the joint presentations of the financial advisors and reviewed with the Board of Directors of Wyndham and Patriot by the financial advisors on February 12, 1999 and February 16, 1999 and the opinion of Morgan Stanley dated February 27, 1999.

   Public Market Overview. Morgan Stanley reviewed the trading information for Wyndham and Patriot, including market value, market capitalization and institutional ownership. Morgan Stanley also reviewed historical and forward trading multiples for Wyndham and Patriot.

   Historical Stock Performance. Morgan Stanley reviewed the trading price of the paired shares. This stock performance review indicated that for the last twelve months ended February 11, 1999, the high and low closing prices for the paired shares was $28.25 and $5.00, respectively.

   Discounted Cash Flow Analysis. Morgan Stanley performed a discounted cash flow analysis to calculate a present value of the stand-alone unlevered free cash flow for Wyndham and Patriot. Morgan Stanley analyzed three scenarios: (1) the "Management Case," which was based on certain financial forecasts prepared by Wyndham and Patriot management, (2) the "Financing Case" which adjusted downward the Management Case based on several contingencies specified by Wyndham and Patriot management and (3) the "Bankruptcy Case" which adjusted downward the Management Case based on the potential effects of insolvency on Wyndham and Patriot specified by Wyndham and Patriot management. For this analysis, Morgan Stanley discounted the estimated unlevered free cash flows using a range of discount rates from 11.0% to 13.0% for the Management Case and Financing Case and from 12.0% to 14.0% for the Bankruptcy Case. The discount rate range was selected based upon a weighted average cost of capital analysis of Wyndham and Patriot for each scenario. Morgan Stanley added to the present values of the cash flows the terminal values of Wyndham and Patriot in the year 2003, and discounted the terminal value using the same range of discount rates as was used to discount the unleveraged free cash flows in each case. The terminal value was calculated using the terminal multiple method, assuming a range of terminal multiples of earnings before interest, income taxes, depreciation and amortization, or EBITDA, between 7.0x and 8.0x for each case. Based on this analysis Morgan Stanley calculated a per share equity value of Wyndham and Patriot ranging from $3.17 to $8.56 based on the Management Case, $0.96 to $5.94 based on the Financing Case and ($2.84) to $1.59 based on the Bankruptcy Case. Morgan Stanley observed that the conversion price of $8.75 per share for the convertible preferred securities underlying the $1 billion investment was above each of the foregoing ranges.

   Comparable Company Trading Analysis. Morgan Stanley performed a comparable public company trading analysis under which it compared publicly available financial and operating data, projections of future financial performance and market statistics based upon the closing stock prices on February 11, 1999 of the paired shares and of Felcor Lodging Trust, Hilton Hotels Corp., Host Marriott Corp., Meristar Hospitality Corp., Promus Hotel Corp., and Starwood Hotels & Resorts Worldwide, Inc. These companies were selected based upon their comparability in certain respects to Wyndham and Patriot. Morgan Stanley compared the aggregate value (consisting of market capitalization and total debt) as a multiple of 1998 and 1999 EBITDA. For the selected comparable companies, such an analysis indicated: a median aggregate value to 1998 EBITDA multiple of 8.4x; and a median aggregate value to 1999 EBITDA multiple of 7.4x. Morgan Stanley calculated an estimated fully diluted aggregate value of Wyndham and Patriot (assuming a paired share price of $5.88) of $5,303 million as a multiple of 1998 and 1999 EBITDA. The multiples yielded by such calculations were: 8.3x, with respect to 1998 EBITDA and 7.4x, with respect to 1999 EBITDA.

   Morgan Stanley also calculated the implied value per paired share according to the following multiple ranges. With respect to 1998 and 1999 EBITDA, Morgan Stanley assumed multiple ranges of 8.0x to 8.5x and 7.0x to 8.0x, respectively. Assuming parameters of 1998 EBITDA of $639 million and 1999 EBITDA of $669 million to $717 million, these multiple ranges yielded a range of implied values per paired share of $2.22 to $8.43. Morgan Stanley observed that the conversion price of $8.75 per share of convertible preferred stock was above this range.

   No company utilized as a comparison in the comparable company trading analysis is identical to Wyndham and Patriot. In evaluating the comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wyndham and Patriot, such as the impact of competition on Wyndham and Patriot and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wyndham and Patriot or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or the median) is not in itself a meaningful method of using comparable company analysis.

   Comparable Transaction Analysis. Morgan Stanley reviewed publicly available information regarding 15 selected transactions from 1996 to 1999 determined to be comparable to the $1 billion equity investment, and for each transaction, calculated, where available, the aggregate value (consisting of market capitalization and total debt) as a multiple of each of historical, forward and adjusted forward EBITDA (which adjusts for the market average forward EBITDA multiple at the time of each precedent transaction) and the premium to the unaffected stock price of the target company. This analysis indicated that aggregate value as a multiple of historical EBITDA ranged from 10.2x to 21.7x, with a mean of 13.8x and a median of 13.5x. Such analysis also indicated that aggregate value as a multiple of forward EBITDA ranged from 8.6x to 14.1x, with a mean of 11.3x and a median of 11.1x and as a multiple of adjusted forward EBITDA ranged from 7.5x to 11.3x with a mean of 10.0x and a median of 9.4x. The analysis also indicated that the premium to the unaffected price ranged from (2.3)% to 56.8%, with a mean of 3.4% and median of 12.6%. Morgan Stanley then calculated the implied value per paired share assuming multiple ranges for historical, forward and adjusted forward EBITDA and the premium to unaffected price of the paired shares of 11.0x to 13.0x, 9.0x to 11.0x, 7.4x to 10.4x, and 10.0% to 25.0%, respectively. The implied value per paired share using this methodology ranged from $5.88 to $23.56. Morgan Stanley observed that the conversion price of $8.75 per share of convertible preferred stock was within this range.

   No transaction utilized in the comparable precedent transaction analysis is identical to the $1 billion equity investment. In particular, none of the transactions used in this analysis involved a minority equity investment of the nature contemplated by the investment, and, as such, may have limited comparability to the $1 billion equity investment. In evaluating the precedent transactions, Morgan Stanley considered factors with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Wyndham and Patriot, such as the impact of competition on the business of Wyndham and Patriot and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Wyndham and Patriot or the industry or in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable transaction data.

   Break-Up Valuation Analysis. Morgan Stanley performed a break-up valuation analysis to calculate a value of Wyndham and Patriot based on projected 1999 cash flows from the real estate-related and management-related operations of Wyndham and Patriot. Morgan Stanley analyzed two scenarios: (1) the "Base Case" which was based on financial forecasts prepared by Wyndham and Patriot management and (2) the "Liquidation Case" which adjusted the ranges of capitalization rates and multiple ranges used to reflect the potential effects of a bankruptcy-related liquidation of Wyndham and Patriot assets as specified by Wyndham and Patriot management.

   For the Base Case, Morgan Stanley applied a range of capitalization rates to real estate-related net operating income (which is equivalent to EBITDA directly derived from Wyndham and Patriot properties less a reserve for maintenance capital expenditures). The range of capitalization rates used for this analysis was 9.5% to 12.5%. Morgan Stanley added to the values of the capitalized net operating income the values of the management company-related EBITDA (derived from management of Wyndham and Patriot and third-party owned hotels) calculated as a range of multiples applied to expected 1999 EBITDA. The range of multiples used for the management company-related EBITDA was 6.5x to 8.5x. Morgan Stanley also calculated the implied value per paired share according to these multiple ranges. This analysis indicated a range of values of $3.40 to $9.98 per paired share. For the "Liquidation Case," Morgan Stanley applied a range of capitalization rates to real estate-related net operating income of 12.0% to 14.0%. The range of multiples used for the management company-related EBITDA was 3.0x to 5.0x. Such analysis indicated a range of values of $2.75 to $3.94 per paired share based on these assumptions. Morgan Stanley observed that the conversion price of $8.75 per share of convertible preferred stock was above this range.

   Pro Forma Net Present Value Analysis. Morgan Stanley performed a net present value analysis of the paired share price based on financial forecasts prepared by Wyndham and Patriot management. Morgan Stanley analyzed three scenarios:

    . the "Standalone Case" which assumed that the $1 billion equity investment was not completed and that the forward equity contracts were satisfied by selling paired shares;

    . the "$1 billion Investment Case" which assumed that the $1 billion equity investment was completed and that no rights offering was executed; and

    . the "$700 million Investment Case" which assumed that the $1 billion equity investment was completed and that a $300 million rights offering was executed, decreasing the amount of the investment to $700 million.

   For this analysis, Morgan Stanley discounted the estimated future equity value of Wyndham and Patriot at a range of discount rates from 12.5% to 17.5%. The estimated future equity value of Wyndham and Patriot was calculated by subtracting the outstanding debt of Wyndham and Patriot at the end of the terminal year (2003) from its terminal value. The terminal value was calculated using the terminal multiple method, assuming a range of terminal multiples of EBITDA between 7.0x and 9.0x for each case. Based on this analysis Morgan Stanley calculated a per paired share value of Wyndham and Patriot ranging from $5.65 to $11.80 in the Standalone Case, $5.72 to $11.10 in the $1 billion Investment Case and $5.76 to $12.83 in the $700 million Investment Case. Morgan Stanley observed that the per paired share values indicated by the $700 million and $1 billion Investment Case were comparable to those indicated in the Standalone Case.

   Theoretical Common Stock Valuation Analysis. Morgan Stanley performed a theoretical common stock valuation analysis to calculate the value of the paired shares implied by the value of the convertible preferred securities underlying the $1 billion equity investment. For this analysis, Morgan Stanley calculated the range of internal rates of return of the investment to the investors based on the terms of the convertible preferred securities and certain financial forecasts prepared by Wyndham and Patriot management. Morgan Stanley then calculated the paired share purchase price which would yield the same internal rates of return as the $1 billion equity investment based on the financial forecasts prepared by Wyndham and Patriot management. Such analysis indicated a range of values for the paired shares from $4.89 to $4.99. Morgan Stanley observed that the conversion price of $8.75 per share of convertible preferred stock was above this range.

   The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley opinion. In addition, Morgan Stanley may have deemed some assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Wyndham and Patriot. Of the factors considered for purposes of its opinion, Morgan Stanley did not find any factor that did not support the conclusion of its opinion regarding the fairness of the $1 billion equity investment from a financial point of view.

   In performing its analysis, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Wyndham and Patriot. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. These analyses were prepared solely as a part of Morgan Stanley's analysis of whether the $1 billion equity investment is fair from a financial point of view to the holders of shares of Patriot common stock and Wyndham common stock and were provided to the Boards of Directors of Wyndham and Patriot in connection with the delivery of Morgan Stanley's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Wyndham and Patriot might actually be sold. In addition, as described above, the Morgan Stanley opinion, including Morgan Stanley's presentation to the Boards of Directors of Wyndham and Patriot, was one of many factors taken into consideration by the Boards of Directors of Wyndham and Patriot in making its determination to approve the $1 billion equity investment.

   Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its trading, brokerage and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities of Wyndham and Patriot. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services to Wyndham and Patriot and have received fees for rendering these services.

   In a letter agreement dated as of November 10, 1998 and amended February 11, 1999, Wyndham and Patriot have agreed to pay Morgan Stanley fees for its services as financial advisor equal to approximately $11.1 million, all of which is payable at the completion of the investment, plus additional fees if Wyndham and Patriot complete certain financing transactions in connection with the $1 billion equity investment. In addition, Wyndham and Patriot have agreed to reimburse Morgan Stanley for its expenses including the fees and expenses of outside counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith including liabilities under federal securities laws. Morgan Stanley may also act as an underwriter in financings for the companies in the future.

   Pursuant to a letter agreement dated as of November 10, 1998, Wyndham and Patriot have agreed to pay Chase Securities for its services as financial advisor as follows:

    . monthly advisory fees in the aggregate amount of $350,000;

    . an additional fee of $1,000,000 payable upon delivery of its opinion letter dated as of December 15, 1998, and

    . additional fees of $8.75 million payable at the completion of the investment (against which the fees described above will be credited).

   In addition, Wyndham and Patriot have agreed to reimburse Chase Securities for its reasonable expenses, including the fees and expenses of outside counsel, and to indemnify Chase Securities for liabilities and expenses arising out of the engagement and the transactions in connection therewith including liabilities under federal securities laws. The Chase Manhattan Corporation and its affiliates, including Chase Securities, in the ordinary course of business, have provided commercial banking services to Wyndham and Patriot, and have signed commitment letters with Patriot with respect to the new $2.45 billion credit facility.

   Chase Securities, as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The Chase Manhattan Corporation and its affiliates, including Chase Securities (collectively, "Chase"), in the ordinary course of business, have, from time to time, provided commercial and investment banking services to the companies and certain of the investors for which Chase received usual and customary compensation and in the future may continue to provide such commercial and investment banking services. In addition, Chase had the following other relationships with the companies and the investors as of the date of the Chase Securities opinion: (1) Chase was the arranger, administrative agent and a lender under a $2.7 billion Amended and Restated Credit Agreement among Patriot, Patriot American Hospitality Partnership, L.P. and various lenders, dated June 2, 1998, as amended and restated, which indebtedness (including approximately $134 million in indebtedness owed to Chase) may be repaid, in part, from the proceeds of the $1 billion equity investment; (2) Chase was a holder of a demand note of Patriot American Hospitality Partnership, L.P. in the aggregate principal amount of $49.2 million, which indebtedness may be repaid in whole, or in part, from the proceeds of the $1 billion equity investment; and (3) Chase was an investor in, and from time to time has provided commercial and investment banking services to, certain of the investors. In the ordinary course of business, Chase Securities or its affiliates may trade in the debt and equity securities of the companies for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

What are the terms of Wyndham's series B preferred stock?

   The following summarizes material terms of Wyndham's series B preferred stock. We have attached a copy of the certificate of designation establishing the series B preferred stock as Annex D. This discussion is not a complete description of the terms of Wyndham's series B preferred stock, so you should read it together with the series B certificate of designation.

   The series B certificate of designation designates 31,840,000 shares of Wyndham's preferred stock as series B preferred stock, and fixes a stated amount of $100.00 per share. Wyndham's series B preferred stock will rank equal as to dividends and liquidation preference to Wyndham's series A preferred stock and will rank senior or equal to any future preferred stock of Wyndham.

 Dividends

   Wyndham will pay dividends on its series B preferred stock quarterly, on a cumulative basis at an annual rate of 9.75%, compounded quarterly. Until the sixth anniversary of the completion of the $1 billion equity investment, the dividends will be payable partially in cash and partially in additional shares of series B preferred stock with the cash component initially equal to 30% for the first dividend and declining over the six year period to approximately 19.8% for the final dividend. This dividend structure is intended to ensure an aggregate fixed cash dividend payment of $29,250,000 per year, assuming no redemption or conversion of the series B preferred stock. From the sixth anniversary of the completion of the investment through the tenth anniversary of the completion of the investment, the dividends may be paid by Wyndham either in cash or in additional shares of series B preferred stock. Following the tenth anniversary of the completion of the investment, the dividends will be paid by Wyndham entirely in cash. In addition, holders of the series B preferred stock will, except for dividends payable in additional shares of Wyndham common stock, be entitled to receive all dividends paid on the Wyndham common stock on an as-converted basis. Wyndham may elect to pay a portion of these dividends in the form of additional shares of series B preferred stock.

 Conversion into Wyndham common stock at the option of the holder

   Each share of Wyndham's series B preferred stock may, at the option of its holder, be converted into shares of Wyndham common stock at any time. For each share of series B preferred stock converted into Wyndham common stock, the holder will receive that number of shares of Wyndham common stock equal to $100.00 divided by the conversion price of the series B preferred stock, which is initially $8.59 per share, and will also receive accrued but unpaid cash dividends. If a holder of series B preferred stock elects to convert his or her shares of series B preferred stock in connection with a "change in control" that occurs prior to the sixth anniversary of the closing of the investment, all dividends on the shares of series B preferred stock held by the holder that would have accrued through the sixth anniversary will be accelerated and paid in the form of additional shares of series B preferred stock, assuming that all such subsequent dividends would have been paid solely in shares of series B preferred stock rather than cash.

   For so long as Wyndham class B common stock remains a separate class of Wyndham's common stock, any conversion of series B preferred stock into Wyndham common stock will be into shares of class B common stock. This right of the holders of series B preferred stock to convert into class B common stock is designed to preserve the investors' rights to vote as a class for the class B directors.

   The conversion price is subject to adjustment if any of the following events happen:

    . the issuance of Wyndham common stock as a dividend or distribution on the Wyndham common stock;

    . a subdivision, combination, consolidation or reclassification of the Wyndham common stock;

    . the issuance of Wyndham common stock, or options, rights, warrants or other securities convertible into or exchangeable for shares of Wyndham common stock, at a price per share less than the then current market price of the Wyndham common stock, except for issuances authorized by employee benefit plans and other options of Wyndham and issuances in private placements at not less than 95% of the then current market price of the Wyndham common stock; and

    . any reductions in the conversion price as Wyndham deems advisable to prevent any distribution of stock or stock rights, or similar transactions, from being taxable to the holders of Wyndham common stock which could occur if a stock or stock rights distribution increased the interest of the common shareholders relative to the preferred shareholders as a result of the failure to adjust the conversion ratio.

   The conversion price is subject to reduction in the event Wyndham and Patriot are required to indemnify the investors under the terms of the purchase agreement relating to the $1 billion equity investment. We have attached a copy of the purchase agreement as Annex A. A reduction in the conversion price would result in the investors receiving additional shares of common stock upon conversion of their preferred stock.

   The requirement to indemnify the investors means that Wyndham and Patriot have agreed to compensate the investors for specified breaches by Wyndham and Patriot under the terms of the purchase agreement or if Wyndham and Patriot incur specified losses. Indemnification obligations are often satisfied by a company through a cash payment to the investing party. However, to conserve cash, most potential indemnification payments relating to the $1 billion equity investment were instead structured as a reduction in the conversion price. The exception is that the indemnification obligation regarding the Wyndham Anatole hotel described below would be satisfied with a cash payment.

   In order to understand the possible extent of the conversion price reductions that may result from the indemnification obligations of Wyndham and Patriot, it is important that you first understand the general features of the indemnification obligations of Wyndham and Patriot. The general features of the indemnification obligations of Wyndham and Patriot to the investors are as follows:

    . If Wyndham or Patriot breaches the general representations and warranties set forth in the purchase agreement, the indemnification obligation of Wyndham and Patriot arises after, and only to the extent that, losses exceed a threshold amount of $20 million.

    . If Wyndham or Patriot incurs losses in connection with special costs related to the completion of the transactions described in the restructuring plan that we have attached as Annex B or in connection with stockholder suits, the indemnification obligation of Wyndham and Patriot arises after, and only to the extent that, losses exceed $25 million. These "special costs" include the following:

      . costs of obtaining consents in connection with the restructuring of Wyndham and Patriot;

      . uninsured payments relating to stockholder suits;

      . cash payments made to redeem shares of the Patriot series B preferred stock in excess of $25.00 per share; and

      . the fair market value of any excess shares of Wyndham common stock issued in order to complete the restructuring of Wyndham and Patriot.

    . If losses related to breaches by Wyndham and Patriot of general representations and warranties do not exceed $20 million, Wyndham and Patriot may apply the difference between the losses and the $20 million threshold to increase the $25 million threshold applicable to losses incurred in connection with special costs.

    . Wyndham and Patriot must indemnify the investors for any breaches of the covenants set forth in the purchase agreement, and this obligation is not subject to any threshold.

    . Wyndham and Patriot must indemnify the investors in the event any of the counterparties to the forward equity contracts sells paired shares released as collateral under the forward equity contracts after December 31, 1998 with net proceeds to Wyndham and Patriot of less than $8.75 per share. The net proceeds to Wyndham and Patriot would be reflected as a reduction in their obligations to the selling counterparties under the forward equity contracts. The amount of the reduction would be equal to the proceeds received by the counterparties upon the sale of the paired shares. This obligation is not subject to any threshold.

    . Wyndham and Patriot must pay the investors a cash indemnity of $1.25 million per three month period, pro-rated for any partial three month period, in the event the owners of the Wyndham Anatole hotel terminate Wyndham's management agreement for the Wyndham Anatole hotel prior to May 10, 2004 because of either James Carreker ceases to be an executive officer of the companies or Paul Nussbaum continues on the Board of Directors of Wyndham following Wyndham's annual meeting of stockholders in 2000. Mr. Nussbaum has notified Wyndham in writing that if his standing for reelection in 2000 would give the owners of the Wyndham Anatole the right to terminate the hotel's management agreement, he will not stand for reelection at that time. This obligation is not subject to any threshold, but any payments made under this obligation would apply to the $2.27 per share maximum reduction amount described below.

    . The representations and warranties and covenants of Wyndham and Patriot in the purchase agreement survive the closing as follows:

      . most representations and warranties survive until the 90th day following the filing by Wyndham of a Form 10-K for the fiscal year ending December 31, 1999;

      . some of the representations and warranties, like those addressing the organization of the companies and the companies' authority to complete the $1 billion equity investment, survive indefinitely;

      . the representations and warranties of Wyndham and Patriot regarding tax matters survive until 90 days after the expiration of the applicable statute of limitations; and

      . the covenants and agreements, other than those applicable during the period between the effectiveness of the purchase agreement and the completion of the $1 billion equity investment, survive indefinitely.

   Once it has been determined that Wyndham and Patriot have an obligation to compensate the investors under the indemnification provisions of the purchase agreement, the amount of the conversion price reduction must be determined. The mechanism that Wyndham and Patriot and the investors agreed upon for purposes of determining the amount of a conversion price reduction is designed to keep the investors' economic value in Wyndham constant despite the relevant loss to the companies. This is generally achieved by reducing the conversion price upon a loss by the amount of the loss divided by 167,025,942, the number of paired shares outstanding at the time the purchase agreement was signed. For example, a $100 million loss in excess of any applicable threshold would result in a conversion price reduction of approximately $0.60.

   With respect to indemnification for breaches by Wyndham and Patriot of general representations and warranties and for special costs, there is a maximum reduction amount on the conversion price of approximately $2.27 per share. In order for the total conversion price reductions relating to indemnification to equal $2.27 per share, Wyndham and Patriot would generally have to incur approximately $380 million in losses in excess of any applicable thresholds. After reductions to the conversion price totaling $2.27 per share, the conversion price would be approximately $6.32 per share. There is no maximum amount on conversion price reductions relating to breaches of covenants or to sales of paired shares by the counterparties to the companies' forward equity contracts of paired shares.

 Conversion into series A preferred stock

   Each share of series B preferred stock of Wyndham may, at the option of its holder, also be converted into one share of Wyndham's series A preferred stock at any time. Wyndham's series A preferred stock is the security to be offered to Wyndham's stockholders in a rights offering to be completed following the completion of the $1 billion equity investment. This right of the holders of series B preferred stock to convert into series A preferred stock is designed to allow the holders to convert into a listed, trading security with the same economic rights as the series B preferred stock. The primary difference between the series A preferred stock and the series B preferred stock is that the series A preferred stock is non-voting, except as required by law.

   Also, in the event of any transfer of any share of Wyndham series B preferred stock to any person other than an investor, the share will automatically convert into one share of series A preferred stock.

 Optional Redemption

   For a period of 170 days following the completion of the $1 billion equity investment, Wyndham will have the option to redeem up to 3 million shares of series B preferred stock at a redemption price of $102.00 per share (102% of the stated amount of $100.00) plus all accrued dividends. This redemption would be authorized by the vote of the Wyndham Board, except that it may be authorized solely by the vote of the directors who are not elected by the investors, to the extent the redemption uses the proceeds of the sale of series A preferred stock pursuant to a rights offering and the proceeds, if any, in excess of specified amounts from the sale of particular assets.

   At any time after the sixth anniversary of the completion of the $1 billion equity investment, Wyndham will have the right to redeem all or any portion of the outstanding series B preferred stock at a redemption price of $101.00 per share (101% of the stated amount of $100.00) plus all accrued dividends. Wyndham may redeem only a portion of the outstanding series B preferred stock provided that at least one million shares of series B preferred stock remain outstanding following the partial redemption. The holders of series B preferred stock will have the right, however, to convert their shares into Wyndham common stock rather than having them redeemed by Wyndham in this redemption.

 Voting Rights

   So long as the total of the shares of series B preferred stock and shares of Wyndham common stock issued upon conversion of the series B preferred stock owned by the investors represents at least the percentage of the shares of series B preferred stock originally issued to them indicated below, the holders of a plurality of the shares of series B preferred stock and class B common stock, voting together as a single class, will be entitled to elect the indicated number of "class B directors" to the Wyndham Board:

        Percentage                                         Number of Directors
        ----------                                         -------------------
        (greater than or =) 50.00                                   8
        50.00 (less than) and (greater than or =) 43.33             7
        43.33 (less than) and (greater than or =) 36.66             6
        36.66 (less than) and (greater than or =) 30.00             5
        30.00 (less than) and (greater than or =) 23.33             4
        23.33 (less than) and (greater than or =) 16.66             3
        16.66 (less than) and (greater than or =) 10.00             2
        (less than) 10                                              0

   Note that immediately following the completion of the $1 billion equity investment, there will be a total of 19 directors on the Wyndham Board. Except for the limitations concerning the election of directors the holders of the series B preferred stock will be entitled to vote on all matters voted on by holders of the Wyndham common stock, voting with such other holders as a single class. Regarding a vote on any matter other than the election of directors, each share of series B preferred stock will entitle its holder to cast the same number of votes he or she would have been able to cast if the share of series B preferred stock had been converted into Wyndham common stock on the record date.

   For so long as any shares of series B preferred stock remain outstanding, the vote or consent of two-thirds of the outstanding shares of series B preferred stock, in addition to any other consent or approval required by law, will be required to:

    . authorize, create or issue any class of stock having any preference or priority senior to the series B preferred stock;

    . authorize, create or issue any stock, other than the series A preferred stock, ranking on a parity with the series B preferred stock with respect to dividends or upon redemption, liquidation, dissolution or winding up of Wyndham;

    . reclassify any shares of capital stock of Wyndham into senior stock or parity stock;

    . authorize any security exchangeable for, convertible into or evidencing the right to purchase any shares of senior stock or parity stock;

    . alter or change the rights, preferences or privileges of the series B preferred stock, series A preferred stock or class B common stock;

    . alter or change the rights of the class A common stock in a way that would be adverse to the holders of the series B preferred stock;

    . increase or decrease the authorized number of shares of series B preferred stock or series A preferred stock;

    . issue shares of series B preferred stock or series A preferred stock other than to holders of series B preferred stock or series A preferred stock, respectively, under each series' terms, and other than sales of series A preferred stock through a rights offering as contemplated by the purchase agreement;

    . amend, modify or waive any provision of the certificate of incorporation or by-laws of Wyndham affecting any of the following:

      .  the composition of, or other matters relating to, the Wyndham
         Board;

      .  the voting rights of the stockholders of Wyndham; or

      .  the indemnification of directors or officers of Wyndham;

    . amend, modify or waive any provision of the shareholder rights agreement of Wyndham; or

    . enter into or authorize any transaction constituting a "change in control."

 Consolidation or Merger

   In the event of any capital reorganization or reclassification that does not cause an adjustment of the conversion price, any consolidation or merger of Wyndham with or into another corporation, or any sale or conveyance to another corporation of all or substantially all of the property of Wyndham, prior to the consummation of the transaction, each share of series B preferred stock will be convertible into, instead of the Wyndham common stock issuable upon the conversion, the kind and amount of shares of stock and other securities and property receivable in the transaction by a holder of that number of shares of Wyndham common stock into which one share of series B preferred stock was convertible immediately prior to the transaction.

 Ability to receive preferential cash payment or convert upon change of control or liquidation

   Upon the occurrence of the events described below, the holders of the series B preferred stock will be entitled to receive preferential payments in exchange for their shares of series B preferred stock. If any of these events occur prior to the sixth anniversary of the completion of the $1 billion investment, each holder of the series B preferred stock will be entitled to either convert its shares of series B preferred stock into shares of Wyndham common stock or receive in cash the preferential payment due with respect to the series B preferred stock. The payment or conversion would be made both in respect of the shares of series B preferred stock he or she then holds, including any shares issuable as accrued dividends through the date of the event, and, on an accelerated basis, in respect of the shares of series B preferred stock he or she would have received as dividends from the date of the event through the sixth anniversary of the completion of the $1 billion equity investment. All accelerated dividends would be treated as if they were paid solely in the form of additional shares of series B preferred stock rather than cash. The table below outlines the preferential payments on the series B preferred stock to be received by holders of series B preferred stock in the specified events:

 Event                   Series B Preferential Payment
--------------------------------------------------------------------------------
 Change in control       The greatest of:
 prior to the sixth
 anniversary of the      . the aggregate stated amount (i.e., $100.00 per
 completion of the $1      share) of the shares held and the accelerated
 billion equity            dividend shares, plus accrued but unpaid cash
 investment                dividends; and

                         . the amount the holders of series B preferred stock
                           would have received had they converted all of the shares held and the accelerated dividend shares into Wyndham common stock and sold the shares for the effective price being paid by the Acquiring Person (as defined below) in the change in control, plus accrued but unpaid cash dividends; and

                         . the fair market value of the cash, securities and
                           other property the holders of series B preferred stock would have received had they converted all of the shares held and the accelerated dividend shares into Wyndham common stock and received the consideration paid per share of Wyndham common stock by the Acquiring Person in the change in control, plus accrued but unpaid cash dividends.


--------------------------------------------------------------------------------
 Change in control       The greatest of:
 after the sixth
 anniversary of the      . the aggregate stated amount of the shares held,
 completion of the $1      plus accrued but unpaid cash dividends; and
 billion equity
 investment              . the amount the holders of series B preferred stock
                           would have received had they converted all of the shares held into Wyndham common stock and sold the shares for the effective price being paid by the Acquiring Person in the change in control, plus accrued but unpaid cash dividends; and

                         . the fair market value of the cash, securities and
                           other property the holders of series B preferred stock would have received had they converted all of the shares held into Wyndham common stock and received the consideration paid per share of Wyndham common stock by the Acquiring Person in the change in control, plus accrued but unpaid cash dividends.

--------------------------------------------------------------------------------
 Liquidation or          The greater of:
 winding up prior to
 the sixth               . the aggregate stated amount of the shares held and
 anniversary of the        the accelerated dividend shares, plus accrued but
 completion of the $1      unpaid cash dividends; and
 billion equity
 investment              . the fair market value of the cash, securities and
                           other property the holders of series B preferred stock would have received had they converted all of the shares held and the accelerated dividend shares into Wyndham common stock immediately prior to the liquidation or winding up, plus accrued but unpaid cash dividends.

 Event                   Series B Preferential Payment

--------------------------------------------------------------------------------
 Liquidation or          The greater of:
 winding up after the
 sixth anniversary of    . the aggregate stated amount of the shares held,
 the completion of         plus accrued but unpaid cash dividends; and
 the $1 billion
 equity investment       . the fair market value of the cash, securities and
                           other property the holders of series B preferred stock would have received had they converted all of the shares held into Wyndham common stock immediately prior to the liquidation or winding up, plus accrued but unpaid cash dividends.

   Please note that the definition of "change in control" is quite detailed and complex. You should read its definition in the series B certificate of designation which is attached as Annex D. Generally a "change in control" means any of the following have occurred:

    . the acquisition by any individual, entity or group (an "Acquiring
      Person"), other than Wyndham or any of its subsidiaries or any investor or Excluded Group (as defined in the series B certificate of designation), of beneficial ownership of 35% or more of the combined voting power or economic interests of the then outstanding voting securities of Wyndham. However, any transfer from any investor or Excluded Group will not result in a change in control if the transfer was part of a series of related transactions the effect of which, absent the transfer to the Acquiring Person by the investor or Excluded Group, would not have resulted in the acquisition of 35% or more of the combined voting power or economic interests of the then outstanding voting securities;

    . during any period of 12 consecutive months after the completion of the $1 billion equity investment, the individuals who at the beginning of the 12-month period constituted a majority of the directors who are not elected by the investors, and any successors nominated or elected by them, cease for any reason to constitute at least a majority of the directors who are not elected by the investors;

    . the approval by the stockholders of Wyndham of a reorganization, merger or consolidation following which all or substantially all of the beneficial owners of the voting securities of Wyndham immediately prior to the reorganization, merger or consolidation do not beneficially own, directly or indirectly, more than 57.5% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of Wyndham resulting from the reorganization, merger or consolidation; or

    . the sale or other disposition of assets representing 50% or more of the assets of Wyndham in one transaction or series of related transactions.

   However, a change in control will not be deemed to have occurred if a majority of the class B directors otherwise determine.

What other rights or limitations do the investors have?

 Registration Rights

   Wyndham has agreed to file a registration statement on Form S-3, or any successor form, for a public resale offering of the series B preferred stock and the Wyndham common stock into which the series B preferred stock is convertible. Wyndham will pay all registration expenses, exclusive of underwriting discounts and commissions or sales agent fees.

 Equity Purchase Rights

   Until the fifth anniversary of the completion of the $1 billion equity investment, as long as the investors own more than 15% of the fully-diluted Wyndham common stock, in the event Wyndham proposes to sell Wyndham common stock or securities convertible into or exchangeable for Wyndham common stock, each of the investors will have the right to purchase a portion of the securities equal to its percentage ownership of the outstanding securities of Wyndham. To the extent that one or more of the investors does not exercise its purchase rights in full, the unexercised portion of the investor's purchase rights will be allocated pro rata among the other investors. These equity purchase rights do not extend to Wyndham's sale of series A preferred stock in the rights offering or any other equity issuances during the initial six month period following the completion of the $1 billion investment.

 Standstill Provisions

   At any time prior to the sixth anniversary of the completion of the $1 billion equity investment, each of the investors has agreed not to:

    . acquire or hold, either directly or indirectly, any shares of Wyndham common stock or securities convertible into or exchangeable for Wyndham common stock, unless the securities are acquired in one of the following ways:

      . an acquisition made directly from Wyndham, excluding purchases under the equity purchase rights, in a transaction approved by a majority vote of the directors other than the class B directors;

      . as a dividend on the series B preferred stock or a conversion of the series B preferred stock;

      . an acquisition made as part of Wyndham's sale of series A preferred stock or upon conversion of those securities;

      . an acquisition made by an affiliate of an investor over whom the investor does not control voting decisions or investment decisions and the investor does not hold over 50% of the outstanding voting securities of the affiliate;

      . an acquisition of non-voting preferred stock of Wyndham;

      . an acquisition in the ordinary course of an investor's market-making activities or in an investor's capacity as an investment advisor or broker-dealer; or

      . an acquisition made by an employee, partner or stockholder of an investor for his or her individual account if the individual does not acquire beneficial ownership of in excess of 100,000 shares of Wyndham common stock.

    . make any public announcement or proposal or offer whatsoever, including any "solicitation" of "proxies", as the terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934, as amended, concerning any form of business combination or similar or other extraordinary transaction involving Wyndham or any affiliate of Wyndham or any form of restructuring, recapitalization or similar transaction regarding Wyndham or any affiliate of Wyndham or make any proposal to seek representation on the Board of Directors or otherwise seek to control or influence the management, Board of Directors or policies of Wyndham or any affiliate of Wyndham.

 Ability to transfer purchase rights

   Each investor is permitted to assign its right to purchase the series B preferred stock to one or more of its directors, officers, employees, affiliates and investment funds or customer accounts which are under the management of the investors or their affiliates.

   Each investor is also permitted to assign its right to purchase the series B preferred stock to one or more of the other investors. The investors must notify the companies of any assignment to such a "permitted assignee," but the companies' consent to the assignment is not required. With the companies' consent, which consent shall not be unreasonably withheld, the investors may transfer up to 25% in interest in the aggregate of their rights to purchase series B preferred stock to persons other than permitted assignees.

   Beacon Capital Partners has notified the companies that it may transfer the right to purchase $135 million of series B preferred stock to a voting trust so that Beacon may continue to comply with regulations applicable to it as a real estate investment trust. In addition, Beacon may seek permission from the companies to delay until July 1, 1999 Beacon's purchase of approximately $45 million of series B preferred stock.

Who are the investors?

   The investors are investment funds managed by affiliates of Apollo Real Estate Management III, L.P., Apollo Management IV, L.P., Thomas H. Lee Equity Fund IV, L.P. Beacon Capital Partners L.P. and Strategic Real Estate Investments I, LLC.

   Apollo Real Estate Management III, L.P. and Apollo Management IV, L.P. comprise a private merchant banking firm that specializes in leveraged acquisitions, recapitalizations and other principal investing activities including both private equity and debt transactions. Since its inception in 1990, Apollo has overseen the investment of more than $8 billion. Apollo's four private equity funds have held interests in more than 65 companies, including Vail Resorts, Inc. and Telemundo Group, Inc. Recent investments include Rent-A-Center, Inc. (formerly known as Renters Choice), CD Radio, Berlitz International, Allied Waste Industries, United Rentals, Inc. and Allright Parking, Inc.

   Thomas H. Lee Equity Fund IV, L.P. is affiliated with Thomas H. Lee Company, a Boston-based investment firm focused on acquiring substantial investments in growth companies. Founded in 1974, the firm currently manages approximately $6 billion in committed capital. Recent investments include Fisher Scientific, Rayovac, HomeSide Lending, The Learning Company and Metris Companies.

   Beacon Capital Partners, L.P. is the Boston-based operating partnership of Beacon Capital Partners, Inc., a real estate investment trust. Beacon currently owns and operates 25 operating properties, consisting of 42 buildings and approximately 3.3 million rentable square feet and an additional 1.0 million square feet of development. Beacon was formed in January 1998.

   Strategic Real Estate Investment I, LLC is affiliated with Lend Lease Real Estate Investments, a major global real estate investment advisor to pension funds.

What are the other terms of the Purchase Agreement?

   The following summarizes material terms of the purchase agreement relating to the $1 billion equity investment. We have attached a copy of the purchase agreement as Annex A. The discussion below is not a complete description of the terms of the purchase agreement, so you should read it in conjunction with the purchase agreement.

 Conditions

   Each of the conditions described below may be waived by the party that has the benefit of the condition. At the date of this proxy statement, none of the conditions to the obligations of the investors or the companies to consummate the $1 billion equity investment have been waived. If, following the stockholders' meeting, the investors waive one or more conditions to the obligations of the investors to consummate the $1 billion equity investment, the companies do not intend to notify stockholders of the waiver or resolicit proxies. If the companies waive one or more conditions to the obligations of the companies to consummate the $1 billion equity investment, the companies may resolicit proxies if management determines that the waiver of the condition or conditions is material to stockholders. The companies would consider a waiver of the condition that the investors perform in all material respects all obligations required to be performed by them under the purchase agreement. Thus, for example, the companies would consider a significant reduction in the size of the investment to be material to stockholders.

   The obligations of each of Wyndham and Patriot and the investors to complete the $1 billion equity investment and the related transactions are subject to the satisfaction of the following conditions at or prior to the completion of the investment:

    . approval of Proposals 1 through 11 by the requisite vote of stockholders of each of Wyndham and Patriot, as applicable, must have been obtained;

    . no temporary restraining order, injunction or other court order preventing the completion of the $1 billion equity investment and the related transactions is in effect; and

    . any waiting period under the Hart-Scott-Rodino Antitrust Improvements
      Act of 1976, as amended, must have expired or been terminated.

   The obligations of Wyndham and Patriot to complete the $1 billion equity investment and the related transactions are further subject to the satisfaction or waiver of the following other conditions at or prior to the completion of the investment:

    . the representations and warranties of the investors contained in the purchase agreement relating to the investment must be true and correct in all material respects as of the date of the purchase agreement and as of the date of the completion of the investment as though made on and as of each such date;

    . the investors must have performed in all material respects all obligations required to be performed by them under the purchase agreement; and

    . Wyndham and Patriot must have received at the completion of the investment opinions of counsel to the investors.

   The obligations of the investors to consummate the $1 billion equity investment and the related transactions are further subject to the satisfaction or waiver of the following other conditions on or prior to the completion of the investment:

    . the representations and warranties of Wyndham and Patriot contained in the purchase agreement must be true and correct in all material respects as of the date of the purchase agreement and the date of the completion of the $1 billion equity investment as though made on and as of each such date;

    . Wyndham and Patriot must have performed in all material respects all obligations required to be performed by them under the purchase agreement;

    . since September 30, 1998 there must have not occurred any event that could reasonably be expected to result in a material adverse change in the business, properties, prospects, operations, financial condition or results of operations of Wyndham and Patriot, taken as a whole;

    . Wyndham and Patriot must have obtained at least $160 million of earnings before interest, taxes, depreciation and amortization per calendar quarter, a condition which the companies believe was satsified in the first quarter of 1999;

    . Wyndham and Patriot must have received specified consents to the $1 billion equity investment and the related transactions;

    . Wyndham and Patriot must have made capital expenditures in specified amounts;

    . the central reservation system of Wyndham and Patriot must be Year
      2000 compliant, and Wyndham and Patriot must have implemented a plan to make specified other facilities and systems Year 2000 compliant and must have substantially achieved the performance goals specified in that plan;

    . the restructuring plan that we have attached as Annex B must have been completed;

    . Wyndham and Patriot must have completed the divestiture of the third party hotel management business previously conducted by Interstate as described in the settlement agreement among Wyndham, Patriot, Interstate Hotels Corporation and Marriott International, Inc., without incurring any penalties, fees or damages under the settlement agreement for failure to complete the divestiture in a timely fashion or modifying the transactions contemplated by the settlement agreement without the consent of the investors; the settlement agreement imposes significant penalties on the companies if the divestiture is not completed in a timely fashion;

    . Wyndham must have entered into definitive agreements for the new
      $2.45 billion credit facility;

    . the shares of class A common stock issued in the restructuring of Wyndham and Patriot and shares of class A common stock issuable upon conversion of the series B preferred stock must have been approved for listing on the NYSE;

    . the investors must have received at the completion of the investment opinions of counsel to Wyndham and Patriot; and

    . either (1) Wyndham and Patriot must have completed the divestiture of the "Project D" assets as described in the purchase and sale agreement, originally dated December 15, 1998, as amended, among Patriot and PW Holding I, LLC without incurring any penalties, fees or damages under the Project D agreement for failure to complete the divestiture in a timely fashion or modifying the transactions contemplated by the Project D agreement without the consent of the investors, or (2) the divesture of the Project D assets must not have been completed due to a failure of the conditions to the divestiture that was not caused by a breach of the Project D agreement by Wyndham and Patriot.

 Covenants

   Acquisition Proposals. Unless permitted by the investors or specifically permitted under the purchase agreement relating to the $1 billion equity investment, neither Wyndham nor Patriot nor any of their subsidiaries or representatives are permitted to do any of the following prior to the completion of the $1 billion equity investment:

    . solicit, initiate, encourage, respond to or take any other action designed to facilitate, any inquiries or the making of any proposal regarding any merger, consolidation, transfer of substantial assets, sale or exchange of shares or similar competing transaction;

    . participate in any substantive discussions or negotiations regarding any competing transaction; or

    . enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any competing transaction.

   However, if and to the extent that the Boards of Wyndham and Patriot reasonably determine in good faith after consultation with outside counsel that they are required to do so by their fiduciary duties, Wyndham and Patriot will not be precluded from providing information to, or discussing, negotiating and executing agreements with, any person or entity that makes a written proposal under which the other person or entity would do one of the following:

    . make a significant equity investment in Wyndham and Patriot;

    . acquire all or a substantial portion of the assets of Wyndham and Patriot; or

    . acquire Wyndham and Patriot.

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

   Wyndham and Patriot have also agreed to promptly, but in any event within 24 hours, advise the investors in writing of any inquiries, discussions, negotiations, proposals or requests for information received by them relating to any competing transaction, the material terms and conditions of the competing transaction and the identity of the person making the request or competing transaction. Wyndham and Patriot also agreed to promptly advise the investors of any development relating to any of those inquiries.

   Conduct of Business. Except as permitted by the purchase agreement relating to the $1 billion equity investment or as consented to by the investors in writing, during the period from the date of the purchase agreement through and including the completion of the investment, Wyndham and Patriot have agreed that they will, and they will cause their subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and have agreed to use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and other employees and preserve their relationships with those people and companies doing business with them. Wyndham and Patriot have also agreed, except as permitted by the purchase agreement relating to the $1 billion equity investment or as consented to by the investors in writing, that they will not, and that they will not permit any of their subsidiaries to, take any of the corporate actions listed in the purchase agreement.

 Fees and Expenses

   General. Wyndham and Patriot have agreed to pay all costs and expenses relating to the performance of their obligations under the purchase agreement relating to the $1 billion equity investment. Wyndham and Patriot have also agreed to pay all out-of-pocket costs and expenses up to an aggregate of $25 million incurred by the investors in evaluating, negotiating and completing the $1 billion equity investment and the other transactions contemplated by the purchase agreement and the other documents relating to the $1 billion equity investment or incurred by them in any litigation that relates to the $1 billion equity investment and related transactions. Wyndham and Patriot have already reimbursed the investors for a total of $2.5 million of their expenses and are required to pay an additional $7.5 million as soon as practicable using the first proceeds from mortgage indebtedness to be incurred by Wyndham and Patriot or their subsidiaries. The balance of the expenses will be paid to the investors by Wyndham and Patriot upon the closing of the $1 billion equity investment or the termination of the purchase agreement.

   Equity Transaction Funding Fee. Wyndham and Patriot have agreed to pay the investors an equity transaction funding fee equal to $21 million, which is comprised of a 1.5% fee for the first $600 million of the $1 billion equity investment (i.e., $9 million) and 3% of the next $400 million of the $1 billion equity investment (i.e., $12 million). The equity transaction funding fee will be paid by Wyndham and Patriot upon the earliest of the completion of the $1 billion equity investment, the termination of the purchase agreement relating to the $1 billion equity investment, or the date Wyndham and Patriot enter into any agreement regarding a competing transaction.

   Break-up Fee. If, prior to the completion of the $1 billion equity investment or during the 180-day period following any termination of the purchase agreement relating to the $1 billion equity investment, either Wyndham or Patriot or any of their subsidiaries enters into an agreement with a third party, without the prior consent of the investors, for the issuance of equity securities with aggregate net proceeds of at least $50 million or for any merger, consolidation, transfer of substantial assets, any tender or exchange offer to acquire securities of Wyndham and Patriot or similar transaction involving Wyndham and Patriot, Wyndham and Patriot have agreed to pay to the investors within five business days after signing such agreement with a third party an aggregate amount in cash equal to $30 million. However, if the third party is the "Identified Party," any agreement contemplating an asset purchase from or provision of financing to or financial support in favor of Wyndham or Patriot would also be considered to be a third party agreement and the amount payable would be $50 million. Wyndham and Patriot will not be required to pay any amount if the investors are unwilling to proceed with the consummation of the $1 billion equity investment despite the fact that the conditions to their obligations set forth in the purchase agreement relating to the $1 billion equity investment have been satisfied.

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

 Closing

   The investors and the companies currently anticipate that the $1 billion equity investment will be completed on or before June 30, 1999. However, to comply with regulations applicable to it as a real estate investment trust, Beacon Capital Partners may seek permission from Wyndham to delay until July 1, 1999 its purchase of approximately $45 million of the series B preferred stock.

 Indemnification

   See "Conversion into Wyndham common stock at the option of the holder" above for a description of the indemnification obligations of Wyndham and Patriot under the purchase agreement relating to the $1 billion equity investment.

 Termination

   The purchase agreement relating to the $1 billion equity investment may be terminated at any time prior to the completion of the investment in the following circumstances:

    . by the mutual written consent of the investors and Wyndham and Patriot;

    . by the investors or Wyndham and Patriot if the completion of the $1 billion equity investment has not occurred by July 31, 1999, except that the right to terminate the purchase agreement will not be available to any party whose failure to fulfill any obligation under the purchase agreement resulted in the failure of the completion of the investment to occur by July 31, 1999; or

    . by the investors or Wyndham and Patriot if stockholder approval of the $1 billion equity investment is not obtained.

 Amendments

   The purchase agreement relating to the $1 billion equity investment may not be amended, waived, discharged or terminated other than by a written instrument signed by Wyndham and Patriot and by investors who have made commitments to purchase at least two-thirds of the shares of series B preferred stock to be purchased by the investors under the purchase agreement. Any amendment, waiver or other modification to the purchase agreement that would adversely affect any investor may be made only with the approval of all of the investors.

Are there any risks or disadvantages to Wyndham and Patriot if the stockholders do not approve the $1 billion equity investment?

   If Wyndham's stockholders do not approve the $1 billion investment, there are potential negative consequences to Wyndham and Patriot and their stockholders, including:

    . $443 million of debt will mature on June 30, 1999. Wyndham and Patriot would have to raise capital from another source or sell assets to produce proceeds sufficient to pay these debt obligations.

    . Wyndham and Patriot may have to sell significant amounts of assets including, perhaps, resort properties or Wyndham-managed properties in major cities, to meet debt obligations. Such sales could negatively impact Wyndham's strategy to expand its brand and build its hotel portfolio.

    . Wyndham and Patriot would have to secure other sources of capital to fund their hotel development program. In the absence of such capital, Wyndham may have to terminate or reduce its development activities. If Wyndham and Patriot terminate or otherwise fail to perform their obligations under development contracts, or discontinue development activities they may be required to forfeit an aggregate maximum of $1.6 million in deposits and related costs made under those agreements.

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

    . Wyndham and Patriot would be required to write-off approximately
      $11.6 million of costs incurred in negotiating the $1 billion equity investment.

   You should also consider the factors discussed in the section captioned "Risk Factors."

Are there any risks or disadvantages to Wyndham and Patriot if the stockholders approve the $1 billion equity investment?

   If Wyndham's stockholders approve the $1 billion equity investment, there are potential negative consequences to Wyndham and Patriot and their stockholders, including:

    . if the companies have net income in the future, net income per share will be lower due to the increase in the number of shares as a result of the issuance of $1 billion of preferred stock to the investors;

    . the initial conversion price of $8.59 per share of common stock may be adjusted downward if Wyndham and Patriot are required to indemnify the investors under to terms of the securities purchase agreement relating to the $1 billion equity investment;

    . completion of the $1 billion equity investment will require Wyndham and Patriot to incur approximately $91 million of transaction costs and will require a substantial amount of management's time;

    . following the $1 billion investment, the investors will hold approximately 41% of the voting power of Wyndham, increasing to approximately 52% after six years due to the payment of a portion of the preferred stock dividends in stock;

    . if the investors refuse to close the $1 billion equity investment because the conditions to their obligation to close are not satisfied, the commitment letter for the $2.45 billion credit facility will terminate; and

    . some of the officers and directors of Wyndham and Patriot will receive benefits in connection with the $1 billion investment that could raise issues concerning potential conflicts of interest, including, in the aggregate the vesting of restricted stock grants and stock options for 887,117 paired shares in the aggregate and potential maximum severance payments approximating $5.2 million in the aggregate if the officers are terminated or their reporting relationship changes as part of the investment.

   You should also consider the factors discussed in the section captioned "Risk Factors."

Do the officers and directors of Patriot and Wyndham have any conflicts of interest in recommending that you approve the $1 billion equity investment?

   In considering the recommendation of the Wyndham Board and the Patriot Board to approve the $1 billion equity investment, you should be aware that some of the executive officers of Wyndham and Patriot will receive benefits as a consequence of the investment and therefore may be considered to have a conflict of interest in recommending that you approve the investment.

   Under the companies' existing stock compensation plans and a special retention and incentive plan, certain outstanding stock options and restricted stock grants, including those held by executive officers, will vest upon the completion of the investment. Specifically, Mr. Carreker will receive 72,222 shares of Wyndham common

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

stock upon the closing of the investment and the related transactions and 72,222 shares of Wyndham common stock on each of the first and second anniversaries of the investment pursuant to the special retention plan.
Mr. Nussbaum received 83,334 paired shares upon the execution of the purchase agreement and will receive 83,333 shares of Wyndham common stock on each of the first and second anniversaries of the investment pursuant to the special retention plan. Mr. Evans was granted 166,666 restricted paired shares pursuant to the special retention plan payable in three installments over two years, contingent upon the closing of the investment and the related transactions. Mr. Evans' employment agreement was amended in late 1998 to, among other things, provide for an incentive performance bonus of $1.5 million payable upon successful completion of specified goals established by the compensation committee which include successful completion of the investment and related transactions. Additionally, under the terms of the companies' executive employment agreements, if an executive subject to such an agreement is subsequently terminated after the completion of the investment, he or she may be entitled to receive severance benefits under his or her employment agreement. Under Mr. Carreker's employment agreement, Wyndham would be required to pay a lump sum amount equal to three times the sum of Mr. Carreker's average base compensation and average incentive compensation. Under Mr. Alibhai's employment agreement, Wyndham would be required to pay a severance payment equal to the sum of his average base compensation and average incentive compensation for the remaining term of his employment agreement or 24 months, whichever is greater, subject to specified offsets. In addition, under Mr. Carreker's and Mr. Alibhai's employment agreement, all stock options and other stock-based awards would become immediately exercisable or non-forfeitable upon a "change in control." In addition, Patriot would provide Mr. Carreker and Mr. Alibhai with a tax gross-up payment to cover any excise tax due. Messrs. Evans, Bentley, Koonce, Holtzman and Jones and Ms. Raymond are entitled to the same benefits as Mr. Carreker in the event of a "change in control."

   Several officers hold capital stock of Wyndham or Patriot, or limited partnership interests in the companies' operating partnerships and will receive consideration in the restructuring of Wyndham and Patriot on the same terms as other holders of similar securities.

Has any litigation been filed as a result of the $1 billion equity investment?

 Charles Fraschilla v. Paul A. Nussbaum, et al.

   On January 12, 1999, a purported class action lawsuit was filed on behalf of the stockholders of Wyndham and Patriot in the Delaware Chancery Court. The lawsuit, captioned Charles Fraschilla v. Paul A. Nussbaum, et al., No. 16895NC, names as defendants the directors of Patriot, as well as the investors. The lawsuit alleges that the directors breached their fiduciary duties to Patriot's stockholders by "effectively selling control" of Patriot to the investors for inadequate consideration and without having adequately considered or explored all other alternatives to this prospective sale or having taken steps to maximize stockholder value. The lawsuit also alleges that the investors aided and abetted the directors in their purported breaches of fiduciary duty. The plaintiffs seek an unspecified amount of monetary damages from the directors as well as an injunction preventing the completion of the $1 billion equity investment. On January 19, 1999, three nearly identical purported class action lawsuits were filed in the same court on behalf of different purported class representatives: (1) Sybil R. Meisel and Steven Langsam, Trustees, No. 16905NC;
(2) Crandon Capital Partners, No. 16906NC; and (3) Robert A. Staub, No.
16907NC.

   In April 1999, the parties entered into a memorandum of understanding to settle these lawsuits. In the memorandum of understanding Wyndham agreed to make the proposed $300 million rights offering no earlier than 60 days after the closing of the $1 billion equity investment and to hold the rights offering open for a period of not less than 30 days. Wyndham also agreed to use good faith efforts to commence the rights offering no later than 120 days after the closing of the $1 billion equity investment. Wyndham will not be required to make the rights offering if: (1) the $1 billion equity investment is not made;
(2) the SEC does not declare effective any registration statement with regard to securities of Wyndham to be offered in the rights offering; (3) there is a pending court order, motion, legal proceeding or other action to enjoin, prevent or delay the rights offering; or (4) the rights offering cannot be completed, despite Wyndham's good faith efforts, within 170 days of the closing of the $1 billion investment.

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

   The memorandum of understanding and the proposed settlement are conditioned on:

    . the completion of the $1 billion investment;

    . the drafting and execution of a stipulation of settlement and related documents;

    . the completion by plaintiffs of reasonable and appropriate discovery;
      and

    . final court approval of the settlement and dismissal of the action with prejudice by the court.

   In the stipulation, the parties will request that the court certify, for purposes of settlement, a non-opt out, binding class of all persons, exclusive of defendants and their affiliates, who owned shares of Patriot on or after December 15, 1998, and their successors in interest and transferees, through and including the closing of the $1 billion investment; that the court approve the settlement, including the release of all claims by class members against the defendants; and that the court enter final judgment dismissing with prejudice all claims of the plaintiffs and the class against the defendants. Patriot has agreed to pay an award of attorney's fees and expenses not to exceed $1.25 million to counsel for class plaintiffs if ordered by the court.

 Johnson, et al. v. Patriot American Hospitality, Inc., et al.

   On May 7, 1999, a purported class action lawsuit was filed in the United States District Court for the Northern District of California on behalf of former shareholders of California Jockey Club and Bay Meadows Operating Company who subsequently became shareholders of the companies. The lawsuit, captioned Johnson, et al. v. Patriot American Hospitality, Inc., et al., C-99-2153-SI, names as defendants Patriot American Hospitality, Inc., Wyndham International, Inc., PAH GP, Inc., PAH LP, Inc., Patriot American Hospitality Partnership, L.P., Wyndham International Operating Partnership, L.P. and PaineWebber Group, Inc. The lawsuit alleges that the defendents made false and misleading statements concerning the proposed merger of California Jockey Club and Bay Meadows with Patriot and Wyndham in the joint proxy statement and prospectus that was delivered to California Jockey Club and Bay Meadows Operating Company stockholders in 1997, including among other things, allegedly not disclosing the companies' forward equity contracts which allegedly forced the companies to enter into the investment and related restructing. The plaintiffs seek only an unspecified amount of monetary damages. The companies plan to vigorously defend the lawsuit, and, since the lawsuit is in its preliminary stages, the companies are not able to evaluate potential liability in this matter.

   On or about May 14, 1999, a similar purported class action lawsuit, which alleges substantially the same claim as Johnson, et al. v. Patriot American Hospitality, Inc. et al., was filed in the same court, also on behalf of former shareholders of California Jockey Club and Bay Meadows Operating Company who subsequently became shareholders of the companies. The lawsuit, captioned Ansell, et al. v. Patriot American Hospitality, Inc., names as defendants Patriot American Hospitality, Inc., PaineWebber Group, Inc., Wyndham International, Inc., PAH, Inc., PAH LP, Inc., Patriot American Hospitality Partnership, L.P., and Wyndham International Operating Partnership, L.P. The lawsuit alleges that the defendants made false and misleading statements concerning the proposed merger of California Jockey Club and Bay Meadows with Patriot and Wyndham in the joint proxy statement and prospectus that was delivered to California Jockey Club and Bay Meadows Operating company stockholders in 1997. The plaintiffs seek only an unspecified amount of monetary damages. The companies plan to vigorously defend the lawsuit, and, since the lawsuit is in its preliminary stages, the companies are not able to evaluate potential liability in this matter.

Are there any take-over implications of the series B preferred stock issuance?

   The proposed issuance of series B preferred stock may have anti-takeover implications. If the $1 billion equity investment is completed, the investors will be entitled to appoint eight of 19 directors of Wyndham. Under the terms of the series B preferred stock, a vote of investors holding at least two-thirds of the shares of series B preferred stock would be required to approve any change in control. In the event of a change in control, as previously described, the investors will have the right to put their shares of series B preferred stock to Wyndham for the applicable series B preferential payment. Wyndham cannot optionally redeem the series B preferred stock prior to the sixth anniversary of the completion of the $1 billion equity investment. As a consequence of these provisions, it would be impossible for another party to successfully acquire Wyndham

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without the concurrence of investors holding at least two-thirds of the shares of series B preferred stock as long as such stock is outstanding.

Why is stockholder approval being sought for Proposal 1 and Proposal 2?

   Since Wyndham's common stock is listed on the NYSE, Wyndham must comply with rules of the NYSE in order to maintain its listing. Under one of the NYSE rules, Wyndham must obtain stockholder approval prior to an issuance of common stock, or securities convertible into common stock, if the securities issued equal or exceed 20% of the number of shares of Wyndham common stock outstanding before such issuance. The series B preferred stock to be issued to the investors plus the Wyndham common stock to be issued in exchange for shares of Wyndham's existing preferred stock and limited partnership interests in Patriot's and Wyndham's operating partnership exceed this 20% threshold.

   Because of this rule, approval of Wyndham's stockholders is required prior to the issuance of the series B preferred stock.

The proposed Rights Offering

   Wyndham has agreed to conduct, within 170 days of the completion of the $1 billion equity investment, a single rights offering in which the holders of the Wyndham common stock and, if the approvals sought from the limited partners of Patriot's and Wyndham's operating partnerships are received, the limited partners of those partnerships will be eligible to participate. Wyndham has agreed to make the rights offering no earlier than 60 days after the closing of the $1 billion equity investment and to hold the rights offering open for not less than 30 days. Wyndham also agreed to use good faith efforts to commence the rights offering no later than 120 days after the closing of the $1 billion equity investment. Participants in the rights offering will be offered transferable rights to purchase for cash at $100 per share up to $300 million in series A preferred stock. However, if Wyndham has sold prior to or at the closing of the rights offering specified assets for net proceeds in excess of specified amounts, and Wyndham uses the excess proceeds to redeem a portion of the shares of series B preferred stock, then the maximum offering amount of the rights offering will be reduced by the amount of the excess proceeds.

   The rights to purchase will be allocated among the participants pro rata based on the respective numbers of shares of Wyndham common stock held by the participants on the record date of the rights offering or that would be received by the participants upon redemption of their limited partner interest in Patriot's and Wyndham's operating partnerships as of the record date, and the rights to purchase will not be reallocated in the event that not all participants exercise their right to purchase in full. Unless otherwise determined by a vote of a majority of the non-class B directors, voting together, the shares of series A preferred stock will be listed on the NYSE or another national securities exchange or the NASDAQ National Market System, subject to satisfying applicable eligibility requirements.

   The terms of the series A preferred stock are identical to those of the series B preferred stock, including the right to receive the indemnification-related conversion price adjustments, except as follows:

    . since dividends on the series A preferred stock will be payable on the same dates as dividends on the series B preferred stock, the first dividend payment on the series A preferred stock will be pro rated based on the portion of the first quarterly dividend period that the shares of series A preferred stock are actually outstanding;

    . the series A preferred stock will only be convertible into class A common stock;

    . the series A preferred stock will not be subject to a possible redemption by Wyndham during the 170 day period following the completion of the rights offering;

    . the series A preferred stock is not entitled to any voting rights, including the special class approval rights of the series B preferred stock, except as required by law;

    . the holders of the series A preferred stock will not have any registration rights; and

    . the holders of the series A preferred stock will not be subject to any standstill restrictions.

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

                                   Proposal 3
     Proposal to Approve the Merger of a Subsidiary of Wyndham with Patriot
                     (For Wyndham and Patriot Stockholders)

                                   Proposal 4
      Proposal to Implement a Reverse Stock Split of Wyndham Common Stock
                        (For Wyndham Stockholders Only)

                                   Proposal 5
      Proposal to Implement a Reverse Stock Split of Patriot Common Stock
                        (For Patriot Stockholders Only)

                                   Proposal 6
                  Proposal to Terminate the Pairing Agreement
                     (For Wyndham and Patriot Stockholders)

What are you being asked to approve?

   You are being asked to approve the merger of a wholly-owned subsidiary of Wyndham with Patriot, the amendment of the certificates of incorporation of Wyndham and Patriot to effect a reverse stock split of the Wyndham common stock and the Patriot common stock immediately prior to the merger, and the termination of the pairing agreement that currently requires that Wyndham common stock and Patriot common stock be paired and trade together. The effect of the transactions contemplated by Proposals 3 through 6 would be to convert each outstanding paired share and share of Patriot series A preferred stock into a single share of Wyndham common stock and to convert each outstanding share of Patriot series B preferred stock into $25 of cash. Additionally, Patriot's status as a REIT will terminate effective January 1, 1999, and the common stock of Patriot and Wyndham will no longer be paired.

What does the Board of Directors recommend with respect to Proposals 3 through 6?

   The Board of Directors of each of Wyndham and Patriot have unanimously approved the proposed merger, the reverse stock splits and the termination of the pairing agreement. The Boards believe that Proposals 3 through 6 are in the best interests of their respective company and its stockholders and recommend that you vote for the approval of each of Proposals 3 through 6.

What are the terms of the reverse stock splits?

   In Proposal 4, Wyndham is asking its stockholders to approve a one-for-twenty reverse stock split of Wyndham common stock which will be effective immediately prior to the merger of a subsidiary of Wyndham with Patriot. Wyndham will effect this reverse stock split by amending article IV of its amended and restated certificate of incorporation to provide that each twenty shares of Wyndham common stock outstanding will be reclassified and converted into one share of Wyndham common stock. The text of this proposed amendment is in Annex G. The proposed reverse stock split will reduce the number of shares of Wyndham common stock outstanding. However, the number of authorized shares of Wyndham common stock will stay at 650 million.

   In Proposal 5, Patriot is asking its stockholders to approve a one-for-twenty reverse stock split of Patriot common stock which will be effective immediately prior to the merger of a subsidiary of Wyndham and Patriot. Patriot will effect this reverse stock split by amending article IV of its amended and restated certificate of incorporation to provide that every twenty shares of Patriot common stock outstanding will be reclassified and converted into one share of Patriot common stock. The text of this proposed amendment is in Annex
H. The proposed reverse stock split will reduce the number of shares Patriot common stock outstanding. However, the number of authorized shares of Patriot common stock will stay at 650 million.

   The reverse stock splits will have the effect of reducing the number of paired shares owned by each stockholder, while proportionately increasing the price per share. Accordingly, the aggregate value of your

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

stock ownership, calculated by multiplying the number of paired shares you own by the market price of the paired shares, immediately before and after the reverse stock splits will not change as a result of the splits.

   The reverse stock splits will occur automatically upon the filing of the amendments to the certificates of incorporation of Wyndham and Patriot with the Delaware Secretary of State. Wyndham and Patriot expect this to occur promptly after the approval of the reverse stock splits by the Wyndham and Patriot stockholders and immediately prior to the merger. The effect of the reverse stock splits and the merger will be to convert each then outstanding paired share into a single share of Wyndham common stock.

What are the terms of the Merger?

   Conversion Ratios. Wyndham and Patriot have agreed that 95% of the value of a paired share is allocable to the Patriot component share and 5% of the value of a paired share is allocable to the Wyndham component share. This asset allocation results in each share of Patriot common stock being converted into 19 shares of Wyndham common stock in the merger. Each share of Patriot series A preferred stock is the economic equivalent of one paired share. Consequently, each share of Patriot series A preferred stock will be converted into one share of Wyndham common stock in the merger. Each share of Patriot series B preferred stock has a stated value of $25.00 per share and will be converted into the right to receive $25.00 per share in cash in the merger.

   Effective Time of the Merger. Under the Delaware General Corporation Law, the effective time of the merger will occur when the Delaware Secretary of State accepts the certificate of merger for recording, unless the parties specify a later effective time in the certificate of merger. It is expected that the merger will be completed as soon as practicable following the approval of the merger by the stockholders of Patriot and Wyndham at their annual meetings.

   Charters and Bylaws. At the effective time, Wyndham's subsidiary will merge with and into Patriot, with Patriot as the surviving entity. At that time, the charter and bylaws of Wyndham's subsidiary will become the charter and bylaws of Patriot.

   Treatment of Stock Options. At the effective time, Wyndham will assume Patriot's obligations under each existing option to purchase shares of Patriot common stock that is outstanding immediately prior to the effective time. The assumed options will not terminate in connection with the merger and will continue to have, and be subject to, the same terms and conditions set forth in the stock option plans and agreements in effect immediately prior to the effective time. All references to Patriot in the assumed options will be deemed to be references to Wyndham and each option will be exercisable for one share of Wyndham common stock. As a result of existing employment contracts, certain stock options and restricted stock grants will fully vest and become nonforfeitable.

   Condition to the Merger. The merger must be approved by the affirmative vote of the holders of a majority of the outstanding stock of Patriot and Wyndham entitled to vote.

What will happen if Patriot terminates its REIT status?

   As a consequence of the restructuring, Patriot will terminate its paired-share REIT status and continue business as a wholly-owned, corporate subsidiary of Wyndham. Under applicable tax rules, Patriot's REIT status will terminate as of January 1, 1999. As a result of the termination of Patriot's status as a REIT, beginning in 1999, Patriot's stockholders will no longer receive at least 95% of Patriot's net income in the form of dividends each year. Patriot's distributions per share of common stock equaled $ 1.04 in 1998, $ 1.09 in 1997, and $ .92 in 1996, after giving effect to mergers and stock splits. Additionally, we estimate that Wyndham will take a one-time accounting charge of approximately $750 million relating to a deferred tax liability as a result of the termination of Patriot's REIT status. The termination of Patriot's status as a REIT will cause Patriot to lose permanently its status as a grandfathered paired REIT. Patriot will not be able to

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utilize the paired structure for any of its properties if it were to reelect
REIT status. Moreover, Patriot generally will be prohibited from reelecting REIT status for four years.

   The termination of the REIT status would result in the following non-cash charges to operations.

    . a one-time accounting charge of approximately $750 million relating to a deferred tax liability on the termination of Patriot's REIT status.

    . the write-off of the net book value of the intangible asset related to the paired share structure of approximately $83.6 million.

     In addition, the company will incur an ongoing charge to the results of operations for the income tax provision on the net taxable income of Patriot and Wyndham based on effective tax rates, which takes into account the differences between carrying amounts of assets and liabilities for financial reporting purposes and the tax bases of assets and liabilities using enacted tax rates in effect in the years the differences are expected to reverse.

     The termination of the REIT status would have the following impact to liquidity and capital resources.

    . Patriot would no longer be required to distribute at least 95% or more of its taxable income to its shareholders. Patriot's distributions per share of common stock equaled $1.04 in 1998, $1.09 in 1997, and $0.92 in 1996. Wyndham does not intend to make any distributions to holders of its common stock in 1999 following the restructuring.

    . Patriot and Wyndham would be required to pay income taxes on a quarterly basis based upon its income tax liability each year.

    . impact on capital resources will be that the companies will either retain or distribute cash to the extent that income tax payments are less than or exceed previous dividend distributions.

What will happen if the pairing agreement is terminated?

   If the pairing agreement is terminated, Wyndham and Patriot will terminate their status as a paired share REIT and the mutual agreements restricting the companies' issuance of stock and other business operations will terminate.

   The Pairing Agreement. The pairing agreement currently restricts the conditions under which shares of Wyndham or Patriot common stock may be issued or transferred. Shares of Wyndham and Patriot common stock may not be issued or transferred on the books of one company unless a simultaneous issue or transfer is made of an equal number of shares of common stock of the other company. If the pairing agreement is terminated, Wyndham will be permitted to issue its common stock without a corresponding issuance of Patriot common stock.

   The Cooperation Agreement. Although Wyndham and Patriot operate under a paired-share REIT structure, they are each separate corporate entities with separate boards of directors and separate management teams. To minimize potential conflicts between the companies during the course of business, Wyndham and Patriot entered into a cooperation agreement governing their relationship. Under the cooperation agreement, Wyndham and Patriot are obligated to cooperate to the fullest extent possible in the conduct of their respective operations and to preserve and maximize the economic and tax advantages of the paired-share REIT structure. If the pairing agreement is terminated, Wyndham and Patriot will also terminate the cooperation agreement. If the cooperation agreement is terminated, the Board of Directors of Patriot will no longer participate in the conduct of Wyndham's business. As a wholly-owned subsidiary of Wyndham following the merger, Patriot's operations will be subject to Wyndham's Board's approval.


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How do stockholders' rights as Wyndham stockholders differ from rights as holders of paired shares?

   If the merger is approved by Wyndham and Patriot stockholders, stockholders of Patriot will exchange that portion of their paired share representing Patriot common stock for additional shares of Wyndham common stock. Since both Wyndham and Patriot are Delaware corporations, stockholder rights following the merger will continue to be governed by Delaware law and the Wyndham certificate of incorporation and bylaws.

   After the merger, the following REIT related restrictions in the Wyndham certificate of incorporation will terminate:

    . the provisions restricting the ownership and transfer of Wyndham common stock; and

    . the provisions providing that shares of Wyndham capital stock held in violation of the ownership limitations in the certificate of incorporation be automatically converted into shares of "excess stock" without voting or dividend rights retained by the stockholder.

   The Wyndham certificate of incorporation and bylaws are substantially similar to the Patriot certificate of incorporation and bylaws. As such, the Patriot stockholders who receive additional shares of Wyndham common stock in the merger will maintain substantially similar rights after the merger. These rights include, but are not limited to:

    . The right to amend the certificate of incorporation, generally, in the manner prescribed by the Delaware General Corporation Law; and

    . The right of stockholders to amend the bylaws at any meeting of stockholders by the affirmative vote of at least two-thirds of the shares present in person or represented by proxy at such meeting and entitled to vote. If the Board recommends that stockholders approve such amendment at such meeting of stockholders, such amendment shall only require the affirmative vote of the majority of the shares present in person or represented by proxy at such meeting and entitled to vote.

   Currently, each of Patriot's Board and Wyndham's Board consists of ten Board seats classified into three classes such that one class of Directors on each Board is subject to reelection at the annual meeting of stockholders each year. Holders of Patriot common stock are entitled to one vote per share, and holders of Patriot series A preferred stock are entitled to one vote per share of Patriot common stock into which their Patriot series A preferred stock is convertible for each nominee to the Patriot Board. Holders of Wyndham common stock are entitled to one vote per share for each nominee to the Wyndham Board. If the $1 billion equity investment is approved, the Wyndham Board will consist of nineteen directors, eight of whom will be classified as "class B" directors. The investors will be entitled to elect the "class B" directors. The holders of Wyndham common stock will have the right to elect the eight "class A" directors. The investors will also have the right to vote with the holders of the Wyndham common stock on an "as converted" basis for the election of three additional directors.

Will the Wyndham common stock be listed on the NYSE?

   After the merger, the Wyndham common stock will be listed on the New York Stock Exchange under the symbol "WYN." Each holder of paired shares under the symbol "PAH" will receive on a one-for-one basis newly-issued shares of Wyndham common stock under the symbol "WYN".

What is the accounting treatment of the Merger?

   The restructuring will be accounted for as a reorganization of two companies under common control. There will be no revaluation of the assets and liabilities of the combining companies. Wyndham will take a one-time charge of approximately $750 million, related to a deferred tax liability and the write-off of intangibles of approximately $83.6 million that will result from the reorganization, as required by SFAS No. 109.

   After the restructuring, Wyndham financial statements will be presented on a consolidated basis representing the operations of Wyndham and its subsidiaries, including Patriot.

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

Do stockholders have appraisal rights?

   Only holders of shares of Patriot series A or B preferred stock will be entitled to appraisal rights in connection with the merger.

   If you are a holder of Patriot's current series A preferred stock, you may have appraisal rights as part of the merger because your existing securities are not listed on a national exchange or held of record by more than 2,000 holders. If you are a holder of Patriot's current series B preferred stock, you may have appraisal rights because you will receive cash in the merger. In order to exercise appraisal rights, you must take the actions required by the relevant provisions of the Delaware General Corporation Law, which are reprinted in their entirety as Annex I to this joint proxy statement/prospectus.

   The following is a discussion of material terms of Delaware law relating to appraisal rights. You should review Annex I carefully if you wish to exercise statutory appraisal rights. Failure to comply with the required procedures will result in the loss of appraisal rights.

   If you are a record holder of shares of Patriot series A or B preferred stock, you may be entitled to an appraisal by the Delaware Court of Chancery of the fair value of your shares of this stock if you:

    . deliver to Patriot a written demand for appraisal of your shares prior to the vote of the stockholders of Patriot on Proposal 3;

    . continuously hold the shares as the record holder through the completion of the merger; and

    . do not vote in favor of the merger.

   If you elect to demand the appraisal of your shares of Patriot series A or series B preferred stock, you must deliver to Patriot a written demand for appraisal before the shareholder vote on Proposal 3. The demand will be sufficient if it reasonably informs Patriot of your identity and notifies Patriot that you intend to demand the appraisal of your shares. A vote against Proposal 3, in person or by proxy, does not constitute a demand for appraisal. You must provide Patriot with a separate written demand for appraisal of your shares. After providing Patriot with the demand, you must continuously hold your shares through the completion of the merger.

   Holders of shares of Patriot series A or B preferred stock who desire to exercise their appraisal rights must not vote in favor of the merger. A stockholder who signs and returns a proxy without expressly directing by checking the applicable boxes on the reverse side of the proxy card that his or her shares of Patriot series A or B preferred stock be voted against the merger or that an abstention be registered with respect to his or her shares of Patriot series A or B preferred stock in connection with the proposal will waive his or her appraisal rights as to those shares of Patriot series A or B preferred stock because, in the absence of express contrary instructions, such shares will be voted in favor of Proposal 3. A stockholder who desires to perfect appraisal rights with respect to any of his or her shares of Patriot series A or B preferred stock must refrain from executing and returning the enclosed proxy card and from voting in person in favor of the merger, or check either the "Against" or the "Abstain" box next to the merger or affirmatively vote in person against the merger or register in person an abstention with respect to the merger.

   A person having a beneficial interest in shares of Patriot series A or B preferred stock that are held of record in the name of another person, such as a broker, fiduciary or other nominee, must act promptly to cause the record holder to follow the steps necessary to perfect whatever appraisal rights are available. If the shares of Patriot series A or B preferred stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, such demand must be executed by or for the record owner. If the shares of Patriot series A or B preferred stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner.

   A record owner, such as a broker, fiduciary or other nominee, who holds shares of Patriot series A or B preferred stock as a nominee for others, may exercise appraisal rights with respect to the shares held for all or

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

less than all beneficial owners of shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by such demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Patriot series A or B preferred stock outstanding in the name of such record owner.

   A stockholder who elects to exercise appraisal rights should mail or deliver his or her written demand to: Patriot American Hospitality, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, TX 75207, Attention: John P. Bohlmann, Secretary.

   The written demand for appraisal should specify the stockholder's name and mailing address, the number of shares of Patriot series A or B preferred stock owned, and that the stockholder is thereby demanding appraisal of his or her shares. A proxy or vote against Proposal 3 will not by itself constitute such a demand. Within ten days after completion of the merger, the surviving corporation must provide notice of the completion of the merger to all stockholders who have complied with Section 262.

   Within 120 days after the completion of the merger, either the surviving corporation or any stockholder who has complied with the required conditions of
Section 262 may file a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. You should not assume that the surviving corporation will file a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, Patriot stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the completion of the merger, any stockholder who has complied with the provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Patriot series A preferred stock not voting in favor of Proposal 3 and with respect to which demands for appraisal were received by Patriot and the number of holders of such shares. Such statement must be mailed within 10 days after the written request has been received by the surviving corporation.

   If a petition for an appraisal is filed within the 120 day period, at the hearing on such petition, the Delaware Court of Chancery will determine which stockholders, if any, are entitled to appraisal rights. The Delaware Court of Chancery may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court of Chancery will appraise the shares of Patriot series A or B preferred stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger
v. UOP Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that in making this determination of fair value a court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw light on future prospects of the merged corporation. In Weinberger, the Delaware Supreme Court stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." Section 262, however, provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger."


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

  Holders of shares of Patriot series A or B preferred stock considering seeking appraisal should recognize that the fair value of their shares determined under Section 262 could be more than, the same as or less than the consideration they are entitled to receive in the merger if they do not seek appraisal of their shares. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court deems equitable in the circumstances. Upon application of a dissenting stockholder of Patriot, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder concerning the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, be charged pro rata against the value of all shares of common stock entitled to appraisal.

  Any holder of shares of Patriot series A or B preferred stock who has demanded appraisal in compliance with Section 262 will not, after the completion of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the completion of the merger.

  At any time within 60 days after the completion of the merger, any stockholder will have the right to withdraw such demand for appraisal and to accept the terms offered in the merger. After this period, the stockholder may withdraw such demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time, stockholders' rights to appraisal shall cease, and all holders of shares of Patriot series A or B preferred stock will be entitled to receive the consideration offered in the merger. Any holder of shares of Patriot series A or B preferred stock who desires to file such a petition should file it within the specified 120 day period. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to the surviving corporation a written withdrawal of his or her demand for appraisal and acceptance of the merger, except (1) that any such attempt to withdraw made more than 60 days after the completion of the merger will require written approval of the surviving corporation and (2) that no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

What is the impact of the approval or disapproval of Proposals 3 through 6?

  If you do not approve Proposals 3 through 6, the $1 billion investment will not occur. Each proposal involves different steps in connection with the investment, as follows:

  If you approve Proposal 3, a wholly-owned subsidiary of Wyndham will merge with Patriot and Patriot will become a wholly-owned subsidiary of Wyndham. Patriot will also terminate its status as a REIT effective January 1, 1999. Following the termination of Patriot's REIT status, Patriot will no longer distribute 95% of its taxable income to stockholders.

   If you approve Proposal 4, Wyndham will effect a reverse stock split converting each 20 shares of Wyndham common stock into one share of Wyndham common stock.

   If you approve Proposal 5, Patriot will effect a reverse stock split converting each 20 shares of Patriot common stock into one share of Patriot common stock.

   If you approve Proposal 6, Wyndham and Patriot will terminate the pairing agreement and their status as a paired share REIT.

   Until the $1 billion equity investment is completed, the directors elected under Proposals 8 and 9 will serve on the Boards of Directors of Wyndham and Patriot. When the $1 billion equity investment is completed, all of the Patriot directors and some of the Wyndham directors will resign and the remaining directors will appoint the nominees named in this joint proxy statement/prospectus to fill the vacancies on the Wyndham Board.

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

 Proposals to Adopt the Restated Certificate of Incorporation of Wyndham, Which
                                   Includes:

                        (For Wyndham Stockholders Only)

               Proposal 7--An Increase in Authorized Common Stock

             Proposal 8--An Increase in Authorized Preferred Stock

               Proposal 9--Designation of "class A common stock"

               Proposal 10--Designation of "class B common stock"

            Proposal 11--Changes in Board Structure and Composition

What is Wyndham asking you to approve?

   Wyndham is asking you to approve the adoption of the proposed restated certificate of incorporation of Wyndham. We have attached a copy of the proposed Wyndham certificate of incorporation as Annex C. The proposed Wyndham certificate of incorporation includes the following:

    . an increase in the authorized number of shares of Wyndham common stock from 650 million to 1.5 billion;

    . an increase in the authorized number of shares of preferred stock from 100 million to 150 million;

    . the creation of a class of common stock designated as "class A common stock;"

    . the creation of a class of common stock designated as "class B common stock;" and

    . changes in the structure and composition of the Board of Directors of Wyndham.

What does the Board of Directors of Wyndham recommend that you do in response to Proposals 7 through 11?

   The Board of Directors of Wyndham has unanimously approved the adoption of the proposed Wyndham certificate of incorporation. The Board believes that Proposals 7 through 11? are in the best interests of Wyndham and its stockholders and recommends that you vote for the approval of Proposals 7 through 11?

Why is Wyndham requesting an increase in the number of authorized shares of common stock and preferred stock?

   The current certificate of incorporation of Wyndham, authorizes the issuance of 650 million shares of Wyndham common stock. As of the date of this joint proxy statement/prospectus 239,901,230 shares of Wyndham common stock were outstanding, including approximately 83.7 million shares held as collateral by the counterparties to the forward equity contracts. Additionally, approximately
9.7 million shares of Wyndham common stock were reserved for issuance upon conversion or redemption of securities convertible into or redeemable for Wyndham common stock.

   As part of the $1 billion equity investment, an additional 519 million shares of Wyndham common stock will be reserved for issuance, consisting of 159 million shares issuable upon conversion of the series B preferred stock assuming a conversion price of $6.32 and 360 million shares issuable upon conversion of all dividends that could be issued on the series B preferred stock over a ten year period assuming that all such dividends will be paid in additional shares of series B preferred stock.

   The current Wyndham certificate of incorporation authorizes the issuance of 100 million shares of preferred stock. As of the date of this joint proxy statement/prospectus, 1,781,173 shares of Wyndham series A

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preferred stock and 1,781,181 shares of Wyndham series B preferred stock were outstanding. The currently outstanding shares of Wyndham series A and B preferred stock will be exchanged or redeemed immediately before the $1 billion equity investment. After this exchange or redemption, the authorized and unissued shares of Wyndham preferred stock will return to 100 million shares. The series B certificate of designation designates 31,840,000 shares of Wyndham's preferred stock as series B preferred stock, and the series A certificate of designation designates 31,840,000 shares of Wyndham's preferred stock as series A preferred stock. The new series A preferred stock will be issued in the rights offering and the new series B preferred stock will be issued to the investors. After giving effect to the completion of the investment and the filing of the series B certificate of designation and the series A certificate of designation, 36,320,000 additional shares of preferred stock will be available for future stock issuances.

   The Wyndham Board has adopted the proposed restated certificate of incorporation that, subject to stockholder approval, increases the authorized number of shares of Wyndham common stock to 1.5 billion and the authorized number of shares of preferred stock to 150 million. The Board believes that the authorization of the additional shares of common and preferred stock will give Wyndham added flexibility to address future capital and financing needs, stock distributions and stock splits, business acquisitions, management incentive and employee benefit plans and other general corporate purposes. By increasing the number of authorized shares of common and preferred stock now, the Board may issue additional shares of Wyndham common stock or Wyndham preferred stock in the future without further stockholder approval, subject to applicable laws and regulatory requirements. The Board believes that the availability of the additional shares of common and preferred stock would enable Wyndham to act promptly to take advantage of corporate opportunities as such opportunities arise without the delay or cost of calling a special meeting of stockholders. The Board of Directors also believes the additional authorized shares of preferred stock, along with the ability to vary features such as dividend rates and conversion rights of the stock to meet the needs of a particular transaction, will allow Wyndham advantages in negotiations and the flexibility to structure transactions involving the issuance of preferred stock.

What are the terms of the preferred stock?

   The proposed Wyndham certificate of incorporation allows the Board to provide for the terms of any series of preferred stock prior to issuance, including terms which give a series of preferred stock preference over the Wyndham common stock with respect to the payment of dividends and voting and other rights.

What are the possible negative effects of the adoption of the proposed restated certificate of incorporation and the increase of the authorized Wyndham common stock and preferred stock?

 Anti-takeover Implications

   The additional authorized shares of Wyndham common stock and preferred stock could be issued to make any attempt to acquire control of Wyndham more difficult and costly and therefore discourage attempts to acquire Wyndham. For example, additional shares of Wyndham common stock or preferred stock could be sold in private placement transactions to purchasers who support the Board and who are opposed to a takeover bid which the Board believes is not in the best interests of Wyndham and its stockholders. Additionally, the Board could authorize holders of a series of preferred stock to vote either separately as a class or with the holders of the Wyndham common stock on any merger, sale or exchange of assets by Wyndham or any other extraordinary corporate transaction. Additional shares of Wyndham common stock or securities convertible into or exchangable for Wyndham common stock could also be issued to increase the aggregate number of outstanding shares of Wyndham common stock, which would dilute the interest of parties attempting to obtain control of Wyndham.

 Dilution

   If an issuance of additional shares of Wyndham common stock or preferred stock is made on other than a pro rata basis to all stockholders, dilution of ownership interest and voting power of existing stockholders may

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occur and, depending on the consideration for which the shares were issued, could dilute earnings per share. In addition, you should expect that any shares of preferred stock which may be issued would have dividend and liquidation preferences superior to those of the Wyndham common stock. Holders of Wyndham common stock do not have preemptive rights to subscribe for additional securities which may be issued by Wyndham.

Why does the proposed Wyndham certificate of incorporation create the class A common stock and class B common stock?

   As described above under Proposal 1, if the issuance of the series B preferred stock is approved, the class B common stock will be issued upon conversion of the series B preferred stock in some circumstances. You should read Proposal 1 and the following sections of this Proposal for more information on the intended use of the class B common stock.

What are the terms of the class A common stock and class B common stock?

   The following summarizes important terms of the proposed Wyndham certificate of incorporation. We have attached a copy of the proposed Wyndham certificate of incorporation as Annex C. This discussion is not complete, and you should read it together with the proposed Wyndham certificate of incorporation.

   Under the proposed Wyndham certificate of incorporation, new classes of common stock designated as "class A common stock" and "class B common stock" will be created. Except as described below, all shares of class A common stock and class B common stock will be identical and will entitle the holders of the class A common stock and class B common stock to the same rights and privileges. The class A common stock and class B common stock are referred to collectively below as "common stock."

   Voting Rights. Except as described below regarding the election of directors, each share of Wyndham common stock will be entitled to one vote on each matter submitted to a vote at any meeting of stockholders and the holders of shares of Wyndham common stock will vote together as one class on all matters submitted to a vote of stockholders of Wyndham or, if any holders of shares of preferred stock are entitled to vote together with the holders of Wyndham common stock on any matter, as a single class with the holders of preferred stock on the matter.

   Dividend Rights. Subject to the rights of holders of preferred stock, holders of Wyndham common stock will be entitled to receive dividends and other distributions in cash, stock or property of Wyndham as determined by the Board of Directors from time to time. The holders of the class A common stock and the class B common stock will be entitled to receive, and generally to share equally and ratably, such dividends. However, if dividends are payable in shares of class A common stock or class B common stock, the dividends will be declared at the same rate on each class of stock, and the dividends payable to holders of class A common stock will be paid in class A common stock and the dividends payable to holders of class B common stock will be paid in class B common stock.

   Liquidation Rights. Upon the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of Wyndham, after distribution in full of preferential amounts to be distributed to the holders of preferred stock or any other class or series of stock having a preference as to liquidating distributions over the Wyndham common stock, the holders of the class A common stock and the class B common stock will be entitled to share equally and ratably in all of the remaining assets of Wyndham available for distribution to stockholders.

   Voluntary Conversion of Class B Common Stock into Class A Common Stock. After the earlier of such time as (1) the investors beneficially own no shares of series B preferred stock and less than 20% of the then outstanding common stock, or (2) Wyndham has exercised its right to redeem the series B preferred stock, each share of class B common stock will be convertible, at the option of its holder, into one share of class A common stock. However, this conversion right will not apply if at the time the investors have any agreement or

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understanding among themselves regarding the mandatory voting of their shares of preferred stock or common stock other than regarding the election and removal of directors or the selection or allocation of the class B directors. In addition, as to any particular investor, all, but not less than all, shares of class B common stock beneficially owned by the investor will be convertible, at the option of the investor, into the same number of shares of class A common stock, but only if at the time of conversion the investor does not beneficially own any shares of series B preferred stock, does not have any agreement or understanding with the other investors regarding the voting of their or the investor's shares of preferred stock or Wyndham common stock, and has so notified Wyndham in writing.

   Automatic Conversion of Class B Common Stock into Class A Common Stock. Each share of class B common stock will automatically be converted into one share of class A common stock upon the sale or other transfer of the share of class B common stock to any individual or entity other than an investor.

   Automatic Termination of Separate Classes of Common Stock. When there are no remaining outstanding shares of series B preferred stock or class B common stock, the class B common stock will no longer be an authorized class of Wyndham common stock and the class A common stock will be redenominated as the "common stock."

How will the proposed Wyndham certificate of incorporation change the composition of the Board of Directors?

   The proposed Wyndham certificate of incorporation will increase the number of directors to 19 from 10 and change who may nominate individuals to be elected to each class of directors and who may vote for individuals to be members of each class. If Proposals 1 through 11 are approved by the stockholders of Wyndham and the $1 billion equity investment closes, eight of Wyndham's 19 Directors will be designated as class A directors, eight will be designated as class B directors and three will be designated as class C directors. Currently, all of Wyndham's stockholders are entitled to vote for individuals nominated by the Board of Directors or by stockholders to serve as directors of one of the three staggered classes of directors at each annual meeting of Wyndham's stockholders. The proposed Wyndham certificate of incorporation will change this.

   Beginning with Wyndham's 2000 annual meeting of stockholders, who may select nominees and who may vote for individuals to serve as directors will be determined as follows:

     Class A Directors: Wyndham's nominees to be elected as class A directors at any meeting of Wyndham's stockholders will be selected by a committee of the Board of Directors that consists of each of the class C directors then in office and the same number, but not less than one, of class A directors then in office who will be selected by a majority vote of the class A directors then in office. Prior to the date the investors may voluntarily convert their class B common stock to class A common stock, the class A directors will be elected by the affirmative vote of the holders of a plurality of the shares of class A common stock. From and after the date the investors may voluntarily convert their class B common stock to class A common stock, the class A directors will be elected by the affirmative vote of holders of a plurality of the votes represented by the shares of class A common stock, class B common stock and series B preferred stock, voting together as a single class.

     Class B Directors: Wyndham's nominees to be elected as class B directors at any meeting of Wyndham's stockholders will be nominated by a majority of the class B directors then in office. The class B directors will be elected by the affirmative vote of holders of a plurality of the votes represented by the shares of series B preferred stock and class B common stock, voting together as a single class.

     Class C Directors: Wyndham's nominees to be elected as class C directors at any meeting of Wyndham's stockholders will be selected by a majority of the class C directors then in office. The class C directors generally will be elected by the affirmative vote of holders of a plurality of the votes represented by the shares of class A common stock, class B common stock and series B preferred stock, voting

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  together as a single class. However, until the date the investors may voluntarily convert their class B common stock to class A common stock, if the only persons nominated for election as class C directors are those nominated for election by the class C directors then in office, and if there are more votes against any person's election than in favor of that person's election, then that person will not be elected to the Board of Directors. Also, until the date the investors may voluntarily convert their class B common stock to class A common stock, the proposed Wyndham certificate of incorporation provides that if there is any other person nominated for election as a class C director in addition to those nominated for election by the class C directors then in office, then all shares of series B preferred stock and class B common stock, and all shares of class A common stock held by class A directors or their affiliates voted at the meeting, will be voted for all of the nominees in proportion to the votes cast for such nominees by other holders of class A common stock.

   If Proposals 1 through 11 are approved by the stockholders of Wyndham and the $1 billion equity investment closes, some of the members of the current Board of Directors of Wyndham will resign and the remaining directors will appoint the nominees described above to fill the vacancies on the Board of Directors.

Who will the Directors be if the proposed Wyndham certificate of incorporation is approved?

 Class A Directors

   Eight of Wyndham's 19 Directors will be class A directors. Under the terms of the purchase agreement, it is anticipated that the following individuals will be the initial class A directors:

       Karim Alibhai--term expiring in 2002
       Leonard Boxer--term expiring in 2000
       James D. Carreker--term expiring in 2001
       Milton Fine--term expiring in 2002
       Susan T. Groenteman--term expiring in 2002
       Paul A. Nussbaum--term expiring in 2000
       Rolf E. Ruhfus--term expiring in 2000
       Sherwood M. Weiser--term expiring in 2001

   See Proposals 12 and 13 below for more information regarding each of the individuals named above. Each of the class A directors listed above is currently a director of either Wyndham or Patriot.

 Class B Directors

   Eight of Wyndham's 19 Directors will be class B directors. The number of class B directors will decrease when the investors no longer own specified percentages of the shares of series B preferred stock originally sold to them. Under the terms of the purchase agreement, the investors have proposed that the following individuals be the initial class B directors:

       Leon Black--term expiring in 2001
       Thomas H. Lee--term expiring in 2002
       Alan Leventhal--term expiring in 2002
       William Mack--term expiring in 2002
       Lee Neibart--term expiring in 2001
       Marc Rowan--term expiring in 2000
       Scott Schoen--term expiring in 2001
       Scott Sperling--term expiring in 2000

   See Proposals 12 and 13 below for more information regarding each of the individuals named above.

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 Class C Directors

   Three of Wyndham's 19 Directors will be class C directors. Under the terms of the purchase agreement, the investors and Wyndham and Patriot have jointly selected Norman Brownstein, Stephen T. Clark and Paul Fribourg to be the initial class C directors. See Proposals 12 and 13 below for more information regarding each of the individuals named above.

Who will the executive officers be if the $1 billion investment and related restructuring are approved?

   The following individuals will be the principal executive officers of Wyndham following the $1 billion investment and related restructuring. Proposal 9 below contains biographical information of these individuals.

       James D. Carreker--Chief Executive Officer
       Richard Mahoney--Chief Financial Officer
       Anne L. Raymond--Chief Investment Officer
       Leslie V. Bentley--Executive Vice President
       Robert R.A. Breare--Executive Vice President
       Michael A. Grossman--Executive Vice President
       Richard A. Holtzman--Executive Vice President
       Stanley M. Koonce, Jr.--Executive Vice President
       Carla S. Moreland--Executive Vice President

Will Wyndham have a staggered board under the proposed Wyndham certificate of incorporation?

   Until the 2002 annual meeting, the Board of Directors of Wyndham under the proposed Wyndham certificate of incorporation will be divided into three sub-classes. The terms of each sub-class will be staggered so that each year, only one sub-class of directors will be elected. At the annual meeting held in 2000 three class A directors, three class B directors and one class C director will be up for reelection for a three year term. At the annual meeting held in 2001 two class A directors, two class B directors and one class C director will be up for reelection for a two year term. At the annual meeting held in 2002 three class A directors, three class B directors and one class C director will be up for reelection for a one year term. After the annual meeting held in 2002, all directors will be up for reelection each year for a one year term.

What is the impact of the approval or disapproval of Proposals 7 through 11?

   The amendments to the Wyndham certificate of incorporation contained in Proposals 7 through 11 that are related to the creation of the class A common stock and class B common stock are necessary for the issuance described in Proposal 1 since the series B preferred stock is convertible into class B common stock. If you do not approve Proposals 7 through 11, the $1 billion investment will not occur. The Board of Directors intends to file the proposed Wyndham certificate of incorporation only if Proposal 1 is approved by the stockholders and the $1 billion equity investment is about to close. If the stockholders approve Proposals 1 through 11 and the $1 billion equity investment is about to close, Wyndham will file the proposed Wyndham certificate of incorporation and it will become effective immediately upon acceptance of the filing by the Secretary of State of the State of Delaware. Each of Proposals 7 through 11 must be approved for the $1 billion equity investment to close.

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                                Proposal No. 12
                       Election of Directors for Wyndham

                        (For Wyndham Stockholders Only)

   Currently, the Board of Directors of Wyndham is divided into three classes. Each class has a term of three years and the terms are staggered so that each year, only one class of directors is elected.

   At the Wyndham annual meeting, the Wyndham stockholders will elect four directors of Wyndham who will serve until the 2002 Wyndham annual meeting and until their successors are elected and qualified to serve. The Wyndham Board has nominated Burton C. Einspruch, M.D., Arch K. Jacobson, Leonard Boxer and Susan T. Groenteman to serve as directors for Wyndham. The Board anticipates that each of their nominees will serve, if elected, as a director. However, if any person nominated by the Wyndham Board is unable to accept election as a director, the proxies will be voted for another person recommended by the Wyndham Board.

  The Board of Directors of Wyndham recommends a vote for Burton C. Einspurch, M.D., Arch K. Jacobson, Leonard Boxer and Sue Groenteman.

   You should note that if the Wyndham stockholders approve the $1 billion equity investment, each of Burton C. Einspruch, M.D., Arch K. Jacobson, and James C. Leslie will resign from the Wyndham Board when the investment is completed. James D. Carreker, Sherwood M. Weiser, Leonard Boxer, Susan T. Groenteman, Karim Alibhai and Paul A. Nussbaum will continue on after the investment is completed as directors of Wyndham. The other directors of Wyndham following the completion of the investment are listed below under the caption "Directors of Wyndham Following the Investment."

                                Proposal No. 13
                       Election of Directors for Patriot

                        (For Patriot Stockholders Only)

   Currently, the Board of Directors of Patriot is also divided into three classes. Each class has a term of three years and the terms are staggered so that each year, only one class of directors is elected.

   At the Patriot annual meeting, the Patriot stockholders will elect three directors of Patriot who will serve until the 2002 Patriot annual meeting and until their successors are elected and qualified to serve. The Patriot Board has nominated John H. Daniels, Gregory R. Dillon and Philip J. Ward to serve as directors for Patriot. The Patriot Board anticipates that each of their nominees will serve, if elected, as a director. However, if any person nominated by the Patriot Board is unable to accept election as a director, the proxies will be voted for another person recommended by the Patriot Board.

  The Board of Directors of Patriot recommends a vote for John H. Daniels, Gregory R. Dillion and Philip J. Ward.

   You should note that if the Wyndham stockholders approve the $1 billion equity investment, each of the Patriot directors will resign from the Patriot Board when the investment is completed. The Directors of Wyndham following the completion of the investment will be the individuals listed below under the caption "Directors of Wyndham Following the Investment."

Principal Executive Officers of Wyndham and Patriot

   The following individuals are the principal executive officers of Wyndham and Patriot:

   James D. Carreker has served as the Chairman of the Board of Directors and Chief Executive Officer of Wyndham as well as a director of Patriot since January 1998. In February 1999, Mr. Carreker was also named

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Chief Executive Officer of Patriot. Prior to the merger of Wyndham Hotel
Corporation with the companies in January 1998, Mr. Carreker had served as President and Chief Executive Officer of Wyndham Hotel Corporation from May 1988 to January 1998 and as a director of Wyndham Hotel Corporation from February 1996 to January 1998. He also served as Chief Executive Officer of Trammell Crow Company, a national real estate company, from August 1994 to December 1995. Prior to 1988, Mr. Carreker served as President of Burdine's, the Miami based division of Federated Department Stores. Mr. Carreker also serves as a director of Trammell Crow Company and of Carreker-Antinori, Inc., a computer service company that completed its initial public offering in May 1998. Mr. Carreker holds a B.S. and a Master of Business Administration from Oklahoma State University. Mr. Carreker is 51 years old.

   William W. Evans III currently serves as the President and Chief Operating Officer and a director of Patriot. He also serves as an Executive Vice President of Wyndham. Mr. Evans has been an executive officer of the companies since March 1997, and a director since July 1997. Prior to joining the companies, Mr. Evans was a Managing Director in PaineWebber's Real Estate Group. He joined PaineWebber as a result of the firm's acquisition of Kidder, Peabody and Co. Incorporated in December 1994. Prior to joining Kidder, Peabody in 1992, Mr. Evans was a First Vice President and head of the Real Estate Financing Division of Swiss Bank Corporation. Mr. Evans is a graduate of the University of Virginia. Mr. Evans is 48 years old.

   Richard Mahoney became Chief Financial Officer of Wyndham in May 1999. Before joining Wyndham, Mr. Mahoney served as Executive Vice President and Chief Operating Officer of Starwood Hotels & Resorts' gaming division. From 1995 to 1998, Mr. Mahoney served as Executive Vice President and Chief Financial Officer of Westin Hotels & Resorts. From 1988 to 1993, he served as Vice President and Controller of Carnival Hotels and Casinos. Mr. Mahoney holds an M.S. in Finance from Boston College. Mr. Mahoney is 46 years old.

   Anne L. Raymond became Chief Investment Officer of Wyndham in May 1999. Ms. Raymond became an Executive Vice President of Patriot in January 1998 in connection with the closing of the Wyndham merger. In addition, Ms. Raymond served as Chief Financial Officer of Patriot from the closing of the Wyndham merger in January 1998 until May 1999. Ms. Raymond also served as Treasurer of Patriot from January 1998 to March 1998. Ms. Raymond joined Wyndham Hotel Corporation in 1983 as Controller and served in that and other financial capacities through September 1987. From September 1987 to July 1994, she served as Investment Manager for Crow Family Holdings, where her responsibilities included managing and overseeing Crow Family Holdings' interest in the Trammell Crow Company and Wyndham Hotel Corporation. Upon the formation of the Crow Investment Trust in August 1994, Ms. Raymond was named Director--Capital Markets and had responsibility for developing and maintaining investment relationships with real estate capital sources. In March 1995, Ms. Raymond rejoined Wyndham Hotel Corporation as Executive Vice President and Chief Financial Officer, and was elected a director of Wyndham Hotel Corporation in April 1996. Ms. Raymond holds a B.S. in Business Administration from the University of Missouri. Ms. Raymond is 41 years old.

   Leslie V. Bentley became an Executive Vice President of Wyndham in January 1998. He was employed by Wyndham Hotel Corporation since March 1985, served as Executive Vice President and President of the Wyndham Garden Division since May 1990 and was elected a director of Wyndham Hotel Corporation in January 1997. From January 1987 to June 1988, Mr. Bentley served as Regional Vice President of Wyndham Hotel Corporation. From June 1988 to December 1988, Mr. Bentley served as Vice President of Operations of Wyndham Hotel Corporation and from December 1988 to May 1990, he served as Senior Vice President of Operations of Wyndham Hotel Corporation. Prior to joining Wyndham Hotel Corporation, Mr. Bentley was employed by Marriott International Hotels for eight years. Mr. Bentley holds a B.S. in Hotel and Restaurant Administration from Pennsylvania State University. Mr. Bentley is 47 years old.

   Robert R.A. Breare serves as Executive Vice President of Wyndham and is the divisional President of the Companies European division, which includes Arcadian and Malmaison. Mr. Breare founded Arcadian

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International PLC in April 1990 with an initial focus on leisure resort development and served as its chief executive officer until the acquisition of Arcadian by the companies. Previously, Mr. Breare served in the publishing industry and joined Parkdale Holdings PLC in 1987 as CEO. He was educated at Eton before completing an MA in law at Cambridge University. Mr. Breare is 46 years old.

   Michael A. Grossman serves as Executive Vice President of Wyndham and divisional president of the management services division of the Companies. From 1977 to 1993, Mr. Grossman owned and operated Grossman and Associates, a hotel management company. Mr. Grossman joined Patriot American in August 1993 as a Senior Vice President heading up its hotel division. Mr. Grossman was subsequently appointed Chief Operating Officer of Gencom American Hospitality
(GAH), which initially served as a third party manager for Old Patriot and was subsequently acquired by Patriot. Mr. Grossman holds a B.B.A. from the University of Texas and a J.D. from Southern Methodist University. Mr. Grossman is 46 years old.

   Richard A. Holtzman serves as Executive Vice President of Wyndham and is the divisional President of Grand Bay Hotels and Resorts which is a division of Wyndham International, Inc. in January 1997. Mr. Holtzman served as president and chief operating officer with Westcor Resorts from July 1998. Mr. Holtzman is a graduate of Cornell University with a B.A. in hotel administration.
Mr. Holtzman is 45 years old.

   Lawrence S. Jones was named Executive Vice President and Treasurer of Patriot and Wyndham in March 1998. Mr. Jones joined Coopers & Lybrand in 1972 and continued there as a partner until March 1998 where he served as Chairman of the firm's REIT industry practice. Mr. Jones holds a B.S. from the University of Berkeley and an M.S. from UCLA. Mr. Jones is a certified public accountant. Mr. Jones is 52 years old.

   Stanley M. Koonce, Jr. became Executive Vice President--Marketing and Strategic Planning of Wyndham in January 1998. He served as Executive Vice President--Marketing, Planning and Technical Services of Wyndham Hotel Corporation since October 1994, was elected a director of Wyndham Hotel Corporation in January 1997 and served as Senior Vice President of Sales and Marketing of Wyndham Hotel Corporation from October 1989 to October 1994. Mr. Koonce served as President of CUC Travel Services, a division of CUC International, in Stamford, Connecticut from 1986 to 1989, as Vice President of the Marketing Department with American Express from 1979 to 1986 and as a Director of Finance and Planning for American Airlines from 1976 to 1979. Mr. Koonce holds a B.S. in Mathematics and an M.B.A. from the University of North Carolina. Mr. Koonce is 50 years old.

   Thomas W. Lattin became an Executive Vice President of Wyndham Hotel Corporation in October 1997. He became President and Chief Operating Officer of Patriot American Hospitality, Inc., a Virginia corporation, in April 1995 and continued in such capacity for Patriot American Hospitality Operating Company from July 1997. From 1987 through 1994, he served as the National Partner of the hospitality industry consulting practice of Laventhol & Horwarth and subsequently as a partner in the national hospitality consulting group of Coopers & Lybrand L.L.P. In 1994, he joined the Hospitality Group of Kidder, Peabody & Co. Incorporated as a Senior Vice President and later served as a Senior Vice President with PaineWebber Incorporated. Mr. Lattin holds a B.S. and M.S. in Hotel Management from the Cornell School of Hotel Administration. He is a certified public accountant. Mr. Lattin is 54 years old.

   Carla S. Moreland was named Executive Vice President-General Counsel of Wyndham in April 1999. She served as Senior Vice President-General Counsel of Wyndham since January 1998. Ms. Moreland served as general counsel of Wyndham Hotel Corporation since April 1994. From 1987 to 1994 she practiced law with the firm of Weil Gotshol and Manges. Ms. Moreland holds a B.A. and J.D. from The College of William and Mary. Ms. Moreland is 40 years old.

   Paul Novak was named Executive Vice President--Acquisitions and Development of Patriot in January 1998. From June 1997 through January 1998, Mr. Novak served as Executive Vice President--Acquisitions

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and Development of Wyndham. From 1994 through June 1997, Mr. Novak was
President and Chief Executive Officer of Bedrock Partners, a private investment group established in 1994 to acquire hotel properties and convert them to Wyndham Hotels or Wyndham Garden Hotels. From 1992 through 1994, Mr. Novak was a principal in his own consulting firm where he directed real estate development, marketing and acquisition assignments for numerous clients. Prior thereto, he served as a Senior Vice President of Marriott International from 1981 until 1992 with responsibility for developing more than 400 properties. Mr. Novak is a member of the Urban Land Institute, The National Realty Committee and the Travel and Tourism Research Association. He holds a B.A. from Michigan State University. Mr. Novak is 52 years old. Mr. Novak's employment with the companies terminated effective May 1999.

Current Directors of Wyndham

   The following is a biographical summary of the experience of the directors of Wyndham:

   Karim Alibhai served as the President and Chief Operating Officer of Wyndham until his resignation on May 21, 1999. He has served as a director of Wyndham since October 1997. Prior to joining Wyndham in October 1997, Mr. Alibhai was the President and Chief Executive Officer of the Gencom Group, an affiliated group of companies that acquired, developed, renovated, leased and managed hotel properties in the United States and Canada through Gencom American Hospitality. He holds a B.A. from Rice University. Mr. Alibhai is 34 years old.

   Leonard Boxer has served as a director of Wyndham since July 1997. He had served as a director of Patriot and its predecessor from September 1995 to July 1997. He has been a partner and chairman of the real estate department of the law firm of Stroock & Stroock & Lavan in New York, New York since 1987. Previously, he was a founder and managing partner and head of the real estate department of Olnick Boxer Blumberg Lane & Troy, a real estate law firm in New York. Mr. Boxer is a member of the Board of Trustees of New York University Law School. He is a member of the New York Regional Cabinet of the United States Holocaust Memorial Museum. Mr. Boxer holds a B.A. and an LL.B. from New York University. Mr. Boxer is 60 years old.

   James D. Carreker has served as Chairman of the Board of Directors of Wyndham since January 1998. For biographical information on Mr. Carreker, see "--Principal Executive Officers of Wyndham and Patriot."

   Burton C. Einspruch, M.D. has served as a director of Wyndham since July 1997. Dr. Einspruch is a physician and corporate medical consultant and has practiced medicine since 1960. He holds a B.A. and Sc.B. from Southern Methodist University and an M.D. from Southwestern Medical School of the University of Texas. Dr. Einspruch is the Medical Director of First Southwest Company, a national brokerage firm, and also currently serves as a director of Dallas National Bank. He has served as a board member and advisor to numerous corporations and philanthropies and is currently Chairman of the Holocaust Studies Program Advisory Board at the University of Texas at Dallas, as well as the Executive Board of the Libraries of Southern Methodist University. Dr. Einspruch has attained the academic rank of Clinical Professor of Psychiatry of Southwestern Medical School and Clinical Associate Professor of Psychiatry at New York University Medical Center. Dr. Einspruch is 64 years old.

   Susan T. Groenteman has served as a director of Wyndham since January 1998. Ms. Groenteman had served as a director of Wyndham Hotel Corporation from April 1996 to January 1998. Ms. Groenteman is a Director and chief operating officer of Crow Family Holdings, an investment company managing investments in a variety of real estate related businesses, along with other industries, a position she has held since 1988. In any given year within the past five years, Ms. Groenteman has served as an executive officer or director in over 1,000 partnerships (or affiliates of partnerships) or corporations. In the past five years, Ms. Groenteman has served as an executive officer or director of approximately 57 partnerships or corporations, or for affiliates of such entities, that filed for protection under federal bankruptcy laws. In addition, in the past five years, Ms. Groenteman served as an executive officer or director in approximately 15 partnerships or corporations, or

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affiliates of such partnerships or corporations, that were placed in receivership. Ms. Groenteman holds a Bachelor of Business Administration from the University of Texas at Arlington. Ms. Groenteman is 45 years old.

   Arch K. Jacobson has served as a director of Wyndham since July 1997. He has served as President of Jacobson-Berger Capital Group, Inc., a commercial mortgage banking firm, since 1993. From 1986 to 1993, Mr. Jacobson was Chairman of Union Pacific Realty Co., a real estate management and development company. He served in various capacities with the Real Estate Department of the Prudential Insurance Company from 1955 to 1980 and was President and Chief Executive Officer of the Prudential Development Company (a subsidiary of the Prudential Insurance Company) from 1982 to 1986. Mr. Jacobson currently serves as a director of Walden Residential Properties, Inc., a publicly traded, multifamily apartment REIT. He was formerly a director of La Quinta Limited Partners, and chaired the committee of independent directors that negotiated the tender offer for and purchase of that company in 1994. Mr. Jacobson holds a B.S. from Texas A&M University. Mr. Jacobson is 71 years old.

   James C. Leslie has served as a director of Wyndham since January 1998. He had served as a director of Wyndham Hotel Corporation from June 1996 to January 1998. Mr. Leslie has served as President and Chief Operating Officer of The Staubach Company since March 1996. Mr. Leslie served as Chief Financial Officer of The Staubach Company from 1982 to 1992 and President-Staubach Financial Services from January 1992 to March 1996. Mr. Leslie is also President and a board member of Wolverine Holding Company and serves on the board of Columbus Realty Trust, FM Properties, Inc., Forum Retirement Partners, L.P. and The Staubach Company, as well as other private corporations and charitable organizations. Mr. Leslie is a certified public accountant. Mr. Leslie holds a B.S. from the University of Nebraska and an M.B.A. from the University of Michigan. Mr. Leslie is 43 years old.

   Paul A. Nussbaum has served as a director of Wyndham since January 1998. Currently, he serves as Chairman Emeritus of the Board of Directors of Wyndham and Patriot. Prior to his association with Patriot, Mr. Nussbaum practiced real estate and corporate law in New York for 20 years, the last 12 years of which he was chairman of the real estate department of Schulte Roth & Zabel. Mr. Nussbaum serves as a member of the Board of Directors of the Dallas Symphony and is a member of the Urban Land Institute, the American College of Real Estate Lawyers and the Advisory Board of the Real Estate Center of the Wharton School of Business, University of Pennsylvania. Mr. Nussbaum is a member of the Board of Visitors of the Georgetown University Law Center and a Trustee of Colby College, Waterville, Maine. He also serves on the Board of Directors of Mack-Cali Realty Corporation. He holds a B.A. from the State University of New York at Buffalo and a J.D. from the Georgetown University Law Center. Mr. Nussbaum is 51 years old.

   Rolf E. Ruhfus became a director of Wyndham in June 1998. Mr. Ruhfus served as Chairman of the Board of Directors and Chief Executive Officer of Summerfield Hotel Corporation from 1987 through June 1998 when Summerfield was acquired by Wyndham. Prior to founding Summerfield, Mr. Ruhfus served as President of Residence Inn Corporation from 1983 until the franchise and management system assets were sold to Marriott Corporation. Mr. Ruhfus holds a B.A. from Western Michigan University, an M.B.A. from the Wharton School of Business and a Ph.D. in Marketing from the University of Munster, Germany. Mr. Ruhfus is 54 years old.

   Sherwood M. Weiser has served as a director of Wyndham since October 1997. Currently, Mr. Weiser is the Chairman and Chief Executive Officer of Carnival Hotels & Casinos, a hotel and gaming management and development firm. In 1970, Mr. Weiser founded The Continental Companies. Carnival Hotels & Casinos was a successor to The Continental Companies. In June 1998, Wyndham acquired the hospitality-related businesses of CHCI, the parent corporation of Carnival Hotels & Casino. Mr. Weiser is a director of Carnival Corporation, United National Bank and Winsloew Furniture Group. He is a graduate of the Ohio State University School of Business and holds a J.D. from the Case Western Reserve University School of Law. Mr. Weiser is 68 years old.

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Current Directors of Patriot

   The following is a biographical summary of the experience of the directors of Patriot:

   James D. Carreker has served as a director of Patriot since January 1998. For biographical information on Mr. Carreker, see "--Principal Executive Officers of Wyndham and Patriot."

   John H. Daniels has served as a director of Patriot and its predecessor since September 1995. He has served as President of The Daniels Group Inc., a real estate development and management company, since 1984. Prior to forming The Daniels Group Inc., Mr. Daniels served as Chairman and Chief Executive Officer of Cadillac Fairview Corporation, a publicly held real estate development and management company. Mr. Daniels is also a director of Cineplex-Odeon Corporation, Consolidated H.C.I. Corporation, Samoth Capital Corporation and Anitech Enterprises Inc. Mr. Daniels holds a B.S. in Architecture from the University of Toronto. Mr. Daniels is 73 years old.

   John C. Deterding has served as a director of Patriot and its predecessor since September 1995. He has been the owner of Deterding Associates, a real estate consulting company, since June 1993. From 1975 until June 1993, he served as Senior Vice President and General Manager of the Commercial Real Estate division of General Electric Capital Corporation. From November 1989 to June 1993, Mr. Deterding served as Chairman of the General Electric Real Estate Investment Company, a privately held REIT. He served as Director of GECC Financial Corporation from 1986 to 1993. He holds B.S. from the University of Illinois. Mr. Deterding is 67 years old.

   Gregory R. Dillon has served as a director of Patriot and its predecessor since September 1995. He has been Vice Chairman Emeritus of Hilton Hotels Corporation since 1993. He has been a director of Hilton since 1977 and was elected Vice Chairman in 1990. Mr. Dillon served as an Executive Vice President of Hilton from 1980 until 1993. Mr. Dillon was also Executive Vice President of Hilton's franchise company, Hilton Inns, Inc., from 1971 to 1986. He is a director of the Conrad N. Hilton Foundation and is a founding member of the American Hotel Association's Industry Real Estate Financing Advisory Council and the National Association of Corporate Real Estate Executives. In addition to his undergraduate degree, Mr. Dillon holds an LL.B. from DePaul University. Mr. Dillon is 76 years old.

   William W. Evans III has served as a director of Patriot since July 1997. For biographical information on Mr. Evans, see "--Principal Executive Officers of Wyndham and Patriot."

   Milton Fine became a director of Patriot in June 1998. Mr. Fine co-founded Interstate Hotels Company in 1961 and was Chairman of the Board of Interstate prior to Wyndham's acquisition of Interstate in June 1998. Mr. Fine also served as the Chief Executive Officer of Interstate through March 1996. He is a life trustee of the Carnegie Institute and Chairman of the Board of Trustees of the University of Pittsburgh and a member of the Board of Directors of the Andy Warhol Museum in Pittsburgh, Pennsylvania. Mr. Fine completed his undergraduate studies magna cum laude, and also holds a J.D., from the University of Pittsburgh. Mr. Fine is 72 years old.

   Arch K. Jacobson has served as a director of Patriot and its predecessor since September 1995. For biographical information on Mr. Jacobson, see "-- Directors of Wyndham."

    Paul A. Nussbaum founded Patriot in 1991 and served as its Chief Executive Officer and Chairman of its Board until February 1999. For biographical information on Mr. Nussbaum, see "--Directors of Wyndham."

   Philip J. Ward has served as a director of Patriot since January 1998. Prior to such time, he had served as a director of Wyndham Hotel Corporation since June 1996. Mr. Ward is the Senior Managing Director in charge of the Real Estate Investment Division of CIGNA Investments, Inc., a division of CIGNA Corporation, a position he has held since December 1985. Mr. Ward joined Connecticut General's Mortgage and Real Estate Department (a predecessor of CIGNA) in 1971 and became an officer in 1987. Mr. Ward is also a director of the Simon DeBartolo Group, Inc., and a director of the Connecticut Housing Investment Fund. Mr. Ward holds a Bachelor of Arts from Amherst College. Mr. Ward is 50 years old.

Directors of Wyndham Following the Investment

   Following the completion of the $1 billion investment, Karim Alibhai, Leonard Boxer, James Carreker, Milton Fine, Susan Groenteman, Paul Nussbaum, Rolf Ruhfus and Sherwood Weiser will serve on the Board of Directors of Wyndham. Additionally, following the completion of the investment, Leon D. Black, Norman Brownstein, Stephen T. Clark, Paul Fribourg, Thomas H. Lee, Alan
M. Leventhal, William Mack, Lee Neibert, Marc Rowan, Scott Schoen and Scott Sperling will join the Board of Directors of Wyndham. The following is biographical information on each of these individuals:

  Class B Directors

   Leon D. Black is one of the founding principals of (1) Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds; (2) Apollo Real Estate Advisors, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds; and (3) Lion Advisors, L.P., a financial advisor to, and representative of, institutional investors with respect to securities investments. Mr. Black is also a director of Samsonite Corporation, Sequa Industries, Inc., Telemundo Group Inc., United Rentals, Inc. and Vail Resorts, Inc. He also serves as a trustee of The Museum of Modern Art, Mount Sinai--NYU Medical Center, Lincoln Center for the Performing Arts and Vail Valley Foundation. Mr. Black holds an M.B.A. from Harvard University and a B.A. from Dartmouth College. Mr. Black is 47 years old.

   Thomas H. Lee founded Thomas H. Lee Company in 1974 and since that time has served as its President. From 1966 through 1974, Mr. Lee was with First National Bank of Boston where he directed the bank's high technology lending group from 1968 to 1974 and became a Vice President in 1973. Prior to 1966, Mr. Lee was a securities analyst in the institutional research department of L.F. Rothschild & Co. in New York. Mr. Lee serves or has served as a director of numerous public and private corporations including Finlay Enterprises, Inc., General Nutrition Companies, Inc., Playtex Products, Inc., Safelite Glass Corp., Snapple Beverage Corp. and Vail Resorts, Inc. In addition, Mr. Lee serves as a trustee or overseer of a number of civic and charitable organizations including, in Boston, Beth Israel Deaconess Medical Center, Brandeis University, Harvard University and the Museum of Fine Arts, as well as in New York, Lincoln Center for the Performing Arts, Mount Sinai-NYU Medical Center and the Whitney Museum of American Art in New York City. Mr. Lee is a 1965 graduate of Harvard College. Mr. Lee is 55 years old.

   Alan M. Leventhal is co-founder of Beacon Capital Partners and serves as Chairman and Chief Executive Officer. Prior to founding Beacon, Mr. Leventhal served as President and Chief Executive Officer of Beacon Properties Corporation, a publicly traded REIT. Mr. Leventhal received his Bachelor's degree in Economics from Northwestern University in 1974 and a Master of Business Administration from the Amos Tuck School of Business Administration at Dartmouth College in 1976. Mr. Leventhal is a trustee of Boston University, Northwestern University and the New England Aquarium Corporation and recently served as First Vice Chair of the National Association of Real Estate Investment Trusts. He is also a member of the Board of Overseers of WGBH and Beth Israel Deaconess Medical Center. Mr. Leventhal has lectured at the Amos Tuck School of Business Administration at Dartmouth College and the Massachusetts Institute of Technology Center for Real Estate. Mr. Leventhal has been awarded the Realty Stock Review's "Outstanding CEO Award" for 1996, 1997 and 1998, and the Commercial Property News' "Office Property Executive of the Year" for 1996. Mr. Leventhal is 46 years old.

   William L. Mack is a founding principal and managing partner of Apollo Real Estate Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds. Beginning in 1969, Mr. Mack served as Managing Partner of the Mack Company, where he oversaw the growth of the Mack Company's real estate portfolio to approximately 20 million square feet of office, industrial, retail and hotel facilities, a portion of which was merged with the Cali Realty Corporation (now Mack-Cali Realty Corporation) of which Mr. Mack has served as a director since 1997. Mr. Mack is also a director of The Bear Stearns Companies, Inc., an investment banking firm, Koger Equity, Inc., a publicly-traded REIT which owns and operates suburban office parks in the Southeast and the Southwest, and Vail Resorts, Inc., an owner and operator of Colorado ski resorts. Mr. Mack attended the Wharton School of Business and Finance at the University of Pennsylvania and received a B.S. degree in business administration, finance and real estate from New York University. Mr. Mack is 59 years old.

   Lee S. Neibart has been a principal since 1993 of Apollo Real Estate Advisors, L.P., which together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds. From 1979 to 1993, he was Executive Vice President and Chief Operating Officer of the Robert Martin Company, a private real estate development and management firm, with which he was associated for over 14 years. Mr. Neibart is a director of Atlantic Gulf Communities Corp., a land development company, Koger Equity, Inc., NextHealth, Inc., an owner and operator of spa and wellness facilities, and Roland International Corporation, a land development company. Mr. Neibart received a B.A. from the University of Wisconsin and an M.B.A. from New York University. Mr. Neibart is 48 years old.

   Marc J. Rowan is one of the founding principals of (1) Apollo Advisors, L.P., which, together with its affiliates, acts as the managing general partner of the Apollo Investment Funds, private securities investment funds; (2) Apollo Real Estate Advisors, L.P. which, together with its affiliates, acts as the managing general partner of the Apollo Real Estate Investment Funds, private real estate investment funds; and (3) Lion Advisors, L.P., a financial advisor to, and representative of, institutional investors with respect to securities investments. Mr. Rowan is also a director of Samsonite Corporation, the leading manufacturer of luggage; Vail Resorts, Inc., the owner and operator of the Vail, Beaver Creek, Keystone and Breckenridge ski areas; National Financial Partners Corp., a company involved in the consolidation of financial services companies serving high net worth individuals and medium-sized businesses; and NRT Incorporated, a leading national real estate brokerage company. Mr. Rowan is also active in charitable activities and is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the board of directors of National Jewish Outreach Program and the Undergraduate Executive Board of The Wharton School. Mr. Rowan is 36 years old.

   Scott A. Schoen, a Managing Director at Thomas H. Lee Company, joined the firm in 1986. Prior to joining the firm, Mr. Schoen was in the Private Finance Department of Goldman, Sachs & Co. Mr. Schoen received a B.A. in History from Yale University, a J.D. from Harvard Law School and an M.B.A. from the Harvard Graduate School of Business Administration. He is a member of the New York Bar. Mr. Schoen is or has been a Director of First Alert, Inc., LaSalle Re Holdings Ltd, Rayovac Corporation, Signature Brands, Inc., Syratech Corporation, TransWestern Publishing, United Industries, and a number of private companies. Mr. Schoen is also a director of United Way of Massachusetts Bay. Mr. Schoen is 40 years old.

   Scott M. Sperling is a Managing Director at Thomas H. Lee Company. In this capacity he is or has been a director of PriCellular Corp., Experian (the former TRW credit and information business), Safelite Glass Corp., The Learning Company, Fisher Scientific International, Inc., General Chemical Corp., Livent, Inc., and a number of private companies. For ten years prior, Mr. Sperling was Managing Partner of the Aeneas Group, the private capital affiliate of the Harvard Management Company, Inc. Prior to 1984, Mr. Sperling was a Senior Consultant with the Boston Consulting Group, Inc. focusing on business and corporate strategies. He holds an M.B.A. degree from Harvard University and a B.S. from Purdue University. Mr. Sperling is 41 years old.

  Class C Directors

   Norman Brownstein has been Chairman of the Board of the law firm Brownstein Hyatt & Farber, P.C. Mr. Brownstein is nationally recognized for his extensive experience in real estate law and commercial transactions. Mr. Brownstein is a member of the American College of Real Estate Lawyers and the American, Colorado, and Denver Bar Associations and numerous other professional organizations. Mr. Brownstein is presently a director of the National Jewish Center for Immunology and Respiratory Medicine, a Trustee of the Simon Wiesenthal Center and a Vice President of the American Israel Public Affairs Committee. Mr. Brownstein received a B.S. and a J.D. from the University of Colorado at Boulder. Mr. Brownstein is 56 years old.

   Stephen T. Clark Since 1995, Mr. Clark has been President of Cypress Realty, Inc., a real estate investor and developer based in Houston, Texas and serves as a director of Beacon Capital Partners, Inc. Previously,

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

Mr. Clark served as Managing Director of Harvard Private Capital Group where he directed the group responsible for real estate investment and management activities. Prior to joining Harvard, Mr. Clark was a partner in Clark-Pilgrim Limited Partnership and in Trammell Crow Company where he was in charge of office and industrial activities in Philadelphia and Delaware. Mr. Clark has extensive investment experience in developmental and distressed real estate assets. He received a Masters in Business Administration degree from Harvard Business School and received his undergraduate degree from Duke University. Mr. Clark serves as Chairman of the Board of Abacoa Development Company. Mr. Clark is 43 years old.

   Paul Fribourg has been Chief Executive Officer of Continental Grain Company since July 1997. Since 1976, Mr. Fribourg has held numerous positions with Continental Grain including President and Chief Operating Officer from 1994 to 1997 and Executive Vice President of the Commodity Marketing Group from 1990 to 1994. Mr. Fribourg also serves on the boards of Loews Corporation, the YMCA of Greater New York, The Browning School, New York University and the America-China Society. Mr. Fribourg holds a B.A. from Amherst College and completed the Advanced Management Program at Harvard Business School. Mr. Fribourg is 44 years old.

Information Regarding the Board of Directors of Wyndham and Its Committees

   Meetings. The Board of Directors of Wyndham held 20 meetings during 1998. No director attended less than 75% of the aggregate number of meetings held during 1998 of the board of directors and any board committee of which he was a member.

   Audit Committee. The audit committee consists of two independent directors:
Messrs. Boxer and Einspruch. An "independent director" is a director who is not an officer or employee of Wyndham, any affiliate of an officer or employee or any affiliate of (1) any advisor to Wyndham under an advisory agreement,
(2) any lessee of any property of Wyndham, (3) any subsidiary of Wyndham or (4) any partnership which is an affiliate of Wyndham. The audit committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of Wyndham's internal accounting controls. The audit committee held 4 meetings during 1998.

   Compensation Committee. The compensation committee consists of two independent directors: Messrs. Leslie and Jacobson. The compensation committee determines compensation of Wyndham's executive officers and administers the Wyndham International 1997 Incentive Plan. The compensation committee held more than 20 meetings during 1998.

   Coordinating Committee. The coordinating committee consists of three independent directors: Messrs. Boxer and Weiser and Ms. Groenteman. The coordinating committee reviews and evaluates various proposals received from potential investors. The coordinating committee held more than 50 meetings during 1998.

Information Regarding the Board of Directors of Patriot and Its Committees

   Meetings. The Board of Directors of Patriot held 20 meetings during 1998. No director of Patriot attended less than 75% of the aggregate number of meetings held during 1998 of the board of directors and any board committee of which he was a member.

   Audit Committee. Currently, the audit committee consists of two independent directors: Messrs. Deterding and Dillon. An "independent director" is a director who is not an officer or employee of Patriot, any affiliate of an officer or employee or any affiliate of (1) any advisor to Patriot under an advisory agreement, (2) any lessee of any property of Patriot, (3) any subsidiary of Patriot or (4) any partnership which is an affiliate of Patriot. The audit committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of Patriot's internal accounting controls. The audit committee held 4 meetings during 1998.

   Compensation Committee. The compensation committee consists of three independent directors: Messrs. Deterding, Dillon and Jacobson. The compensation committee determines compensation of Patriot's executive officers, and administers the Patriot American Hospitality, Inc. 1997 Incentive Plan. The compensation committee held more than 20 meetings during 1998.

   Coordinating Committee. The coordinating committee consists of three independent directors: Messrs. Deterding, Fine and Ward. The coordinating committee reviews and evaluates various proposals received from potential investors. The coordinating committee held more than 50 meetings during 1998.

Director Compensation for Wyndham and Patriot

   Currently, any director who is not an employee of Wyndham or Patriot is paid an annual retainer fee of $25,000. The retainer fee is paid in quarterly installments of $6,250 each. In addition, each director is paid $1,250 for attendance at each meeting of Wyndham's or Patriot's Board of Directors, $1,000 for participating in a telephonic board meeting and $750 for attendance, whether in person or telephonic, at each meeting of a committee of Wyndham's or Patriot's Board of which such director is a member. Both the annual retainer fee and meeting fees are payable in cash, but each director may elect in advance to defer the receipt of all or part of their fees and to receive such deferred fees at a later date in the form of paired shares. In addition, Wyndham and Patriot reimburse directors for their out-of-pocket expenses incurred in connection with their service on the Boards of Directors. Directors who are employees of Wyndham or Patriot do not receive any fees for their service on the Boards of Directors or a committee thereof.

   Under the Wyndham 1997 Incentive Plan or the Patriot 1997 Incentive Plan, as the case may be, on the date of each annual meeting of stockholders, each non-employee director then in office will receive a grant of non-qualified options to purchase an additional 10,000 paired shares at the then current market price. All options granted to non-employee directors vest immediately upon the date of grant. At the 1998 Annual Meeting of Stockholders, Messrs. Boxer, Crow, Daniels, Deterding, Dillon, Leslie, Lyon, Ward and Weiser, Dr. Einspruch and Ms. Groenteman each were granted a non-qualified option to acquire 10,000 paired shares at an exercise price of $24.125. Mr. Jacobson was granted a non-qualified option to acquire 20,000 paired shares at an exercise price of $24.125 at the 1998 Annual Meeting of Stockholders since he serves on both the Wyndham and Patriot Boards.

   The Wyndham and Patriot Boards of Directors held numerous board meetings to consider strategic alternatives for the companies, including the negotiations with the investors and the Identified Party and the approval of the investment. A special coordinating committee of the Boards of Directors was also established and met numerous times during the last two months of 1998 and the first two months of 1999. The compensation committee also met several times to discuss special compensation issues. One director, Ms. Groenteman, who served as co-point person of the coordinating committee, worked full-time on these matters. In light of their extraordinary effort, in lieu of the normal meeting fees for the last two months of 1998 and the first two months of 1999, each director not serving on either the compensation committee or the coordinating committee received $20,000 in fees; members of the compensation committees, other than Mr. Deterding, received $40,000 in fees; members of the coordinating committee, other than Mr. Deterding and Ms. Groenteman, received $65,000 in fees; Mr. Deterding, who served on both the coordinating committee and the compensation committee, received $85,000 in fees; and Ms. Groenteman received $200,000 in fees. These fees were payable in 1999 in either cash or deferred paired shares, at the election of each director. Messrs. Crow, Daniels, Deterding, Dillon, Ward and Weiser and Ms. Groenteman elected to receive their fees in cash. Messrs. Boxer and Jacobson and Dr. Einspruch elected to receive their fees in deferred paired shares. Messrs. Fine, Leslie and Ruhfus are finalizing their elections as of the date of this joint proxy statement/prospectus.


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

Executive Compensation for Patriot

   The following table sets forth the base compensation that Patriot paid in 1998, 1997 and 1996 to its Chairman and Chief Executive Officer and to five executive officers other than the Chief Executive Officer of Patriot (collectively, the "Patriot Named Executive Officers") whose base salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1998.

                           Summary Compensation Table

                                                         Long Term
                     Annual Compensation(a)         Compensation Awards
                   -----------------------------   ------------------------
                                                                 Securities
Name and                                           Restricted    Underlying
Principal                                            Stock        Options         All Other
Position           Year Salary($)    Bonus($)(b)   Awards($)       (#)(c)      Compensation($)
---------          ---- ---------    -----------   ----------    ----------    ---------------
Paul A.
 Nussbaum (d)....  1998 $555,425           --             --           --          $ 1,630(e)
Chief Executive
 Officer           1997 $407,500      $529,478     $6,930,124(f) 2,790,703(g)      $45,869(h)
and Chairman of
 the Board         1996 $247,500      $200,000            --       161,002(i)          --

William W. Evans
 III.............  1998 $374,461           --      $  999,996(j)       --          $   289(h)
President and
 Chief             1997 $275,440(k)   $303,373     $4,525,068(l)   601,074(m)      $   148(h)
Operating Officer

Anne L.
 Raymond (n).....  1998 $286,992      $ 50,000            --       117,928(o)      $   252(p)
Executive Vice
 President         1997 $208,300      $168,000            --           --              --
and Chief
 Financial
 Officer

Paul Novak (q)...  1998 $280,416           --             --        25,641(r)      $   155(h)
Executive Vice
 President         1997 $131,252      $179,573     $1,286,250(s)   107,335(r)      $    92(h)

Lawrence S.
 Jones...........  1998         (t)           (t)            (t)          (t)             (t)
Executive Vice
 President
and Treasurer
Rex E.
 Stewart (u).....  1998 $206,556           --             --           --          $    75(h)
Chief Financial
 Officer           1997 $207,375      $ 97,961            --           --          $   201(h)
and Treasurer      1996 $174,250      $ 75,000     $  847,500(v)    42,933(w)          --


--------
(a) No Patriot Named Executive Officer received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of their aggregate salary and bonus in 1997 or 1996.
(b) In accordance with the Patriot 1997 Incentive Plan, executive officers of Patriot were allowed to elect to receive all or a portion of their bonus either in cash or in paired shares. For 1997, if an executive officer chose to receive their bonus all or in part in paired shares, they received a 15% discount off of the fair market value of the paired shares as of January 6, 1998. The amounts included in the table above represent the fair market value of the paired shares received. For 1997, Mr. Nussbaum elected to receive his entire bonus in paired shares; Mr. Evans elected to receive $81,000 in cash and $222,373 in the form of paired shares; Mr. Novak elected to receive $82,500 in cash and $97,073 in the form of paired shares; Mr. Stewart elected to receive $45,000 in cash and $52,961 in the form of paired shares.
(c) Share amounts reflect the stock dividend distributed on January 25, 1999 to stockholders of record on December 30, 1998.
(d) Mr. Nussbaum resigned as an officer of Patriot on February 26, 1999.
(e) Such amount includes $360 of term life insurance premiums paid by Patriot for the benefit of Mr. Nussbaum and $1,270 contributed by Patriot to Mr. Nussbaum's 401(k) account.
(f) On March 18, 1997, Patriot awarded the equivalent of 280,005 restricted paired shares to Mr. Nussbaum. Taking into account the various stock splits which occurred in 1997, the equivalent to the market value of

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

   the paired shares on the date of grant was $24.75 and the market value of such paired shares on December 31, 1998 was $1,680,030. The restrictions on these shares lapsed with respect to one-third of the shares on March 18, 1998. The restrictions with respect to the balance of the shares lapsed on February 26, 1999 in connection with Mr. Nussbaum's resignation.
(g) On April 1, 1997, Patriot granted non-qualified options to purchase the equivalent of 2,790,703 paired shares to Mr. Nussbaum. These options were intended to vest five years from the date of grant, on April 1, 2002, but became fully vested and exercisable on February 26, 1999 in connection with Mr. Nussbaum's resignation.
(h) Such amount represents term life insurance premiums paid by Patriot for the benefit of the named executive officer.
(i) On April 19, 1996, Patriot's predecessor granted non-qualified options to purchase the equivalent of 161,002 paired shares to Mr. Nussbaum. These options were intended to vest in seven equal annual installments beginning April 19, 1997, but became fully vested and exercisable on February 26, 1999 in connection with Mr. Nussbaum's resignation.
(j) On December 31, 1998, Patriot awarded the equivalent of 166,666 restricted paired shares to Mr. Evans. The equivalent to the market value of the paired shares on the date of grant was $999,996. One-third of the award will become payable upon the closing of the investment and the related transactions and one-third on each of the first and second anniversary thereof.
(k) Such amount includes $940 paid to Mr. Evans to cover commuting expenses.
(l) On February 14, 1997, Patriot awarded the equivalent of 200,003 restricted paired shares to Mr. Evans. Taking into account the various stock splits which occurred in 1997, the equivalent to the market value of the paired shares on the date of grant was $22.625 and the market value of such paired shares on December 31, 1998 was $1,200,018. The restrictions lapsed with respect to 25% of the shares on March 1, 1998 and with respect to the balance of the shares on December 31, 1998.
(m) On February 14, 1997, Patriot granted non-qualified options to purchase the equivalent of 601,074 paired shares to Mr. Evans. These options were to vest in 12 equal quarterly installments beginning on April 1, 1997, but became fully vested and exercisable on November 27, 1998.
(n) Ms. Raymond returned from a leave of absence to the position of Executive Vice President, Chief Investment Officer and interim Chief Financial Officer on April 19, 1999.
(o) On February 2, 1998, Patriot granted Ms. Raymond: 1) non-qualified options to purchase the equivalent of 10,733 paired shares which options vest on the anniversary of February 2, 1998 at the following rates: year 1: 30%; year 2: 30% and year 3: 40% and 2) non-qualified options to purchase the equivalent of 88,925 paired shares which options vest on the anniversary of February 2, 1998 at the following rates: year 1: 20%; year 2: 20%; year 3:
    30% and year 4: 30%. On November 13, 1998, pursuant to an option repricing program, the non-qualified options to purchase the equivalent of 10,733 paired shares were surrendered and exchanged for non-qualified options to purchase the equivalent of 1,967 paired shares and the non-qualified options to purchase the equivalent of 88,925 paired shares were surrendered and exchanged for non-qualified options to purchase the equivalent of 16,303 paired shares. See "Patriot Option Repricing Program".
(p) Such amount includes $90 of term life insurance premiums paid by Patriot for the benefit of Ms. Raymond and $162 contributed by Patriot to Ms. Raymond's 401(k) account.
(q) Mr. Novak's employment with Patriot terminated in May 1999.
(r) On June 24, 1997, Patriot granted non-qualified options to purchase the equivalent of 107,335 paired shares to Mr. Novak which options vest in seven equal annual installments on the anniversary of June 24, 1997. On November 13, 1998, pursuant to an option repricing program, such non-qualified options were surrendered and exchanged for non-qualified options to purchase the equivalent of 25,641 paired shares. See "Patriot Option Repricing Program".
(s) On June 24, 1997, Patriot awarded the equivalent of 60,000 restricted paired shares to Mr. Novak. The equivalent to the market price of the paired shares on the date of grant was $21.4375 and the market value of such paired shares on December 31, 1998 was $360,000. The restrictions on the shares were to lapse in five equal annual installments beginning on June 24, 1998 and ending on June 24, 2002, but in connection with Mr. Novak's termination, all restrictions lapsed in May 1999.

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

(t) Mr. Jones commenced as an officer in March 1998 and was paid by Wyndham for his services as an officer of both Patriot and Wyndham. See the "Wyndham Summary Compensation Table."
(u) Mr. Stewart resigned as an officer of Patriot on March 31, 1998.
(v) On July 25, 1996, Patriot's predecessor awarded the equivalent of 60,000 restricted paired shares to Mr. Stewart. Taking into account the various stock splits which occurred in 1997, the equivalent to the market value of the paired shares on the date of grant was $14.125 and the market value of such paired shares on December 31, 1998 was $360,000. The restrictions lapse in four equal annual installments beginning on July 25, 1997.
(w) On April 19, 1996, Patriot's predecessor granted non-qualified options to purchase the equivalent of 42,933 paired shares to Mr. Stewart. These options were to vest in seven equal annual installments beginning April 19, 1997 but became fully vested and exercisable on October 2, 1998 in connection with Mr. Stewart's resignation.

   The Patriot Named Executive Officers have used the companies' facilities, including the companies' hotel properties and the companies' corporate jet services, for personal and business purposes.

Option Grants in Fiscal Year 1998 for Patriot

   The following table sets forth the options granted with respect to the fiscal year ended December 31, 1998 to the Patriot Named Executive Officers. All amounts reported in the following table have been adjusted to reflect the stock dividend declared in the fourth quarter of 1998.

                                                                                         Potential Realizable
                                                                                            Value at Assumed
                                                                                            Annual Rates of
                                                                                              Share Price
                                                                                           Appreciation For
                                               Individual Grants                              Option Term
                         --------------------------------------------------------------- ------------------------
                             Number of      Percent of Total
                         Shares Underlying  Options Granted
                              Options         to Employees   Exercise or Base Expiration
Name                        Granted(#)       in Fiscal Year    Price($/SH)       Date      5%($)         10%($)
----                     -----------------  ---------------- ---------------- ---------- ----------    ----------
Anne L. Raymond.........      88,925(a)(d)        32.2%          $24.224       2/2/2008  $        0(d) $        0(d)
                              10,733(b)(d)         3.9%          $24.224       2/2/2008  $        0(d) $        0(d)
                              16,303(a)(e)        25.4%          $ 7.547       2/2/2008  $   77,378    $  196,092
                               1,967(b)(e)         3.1%          $ 7.547       2/2/2008  $    9,336    $   23,659

Paul Novak..............      25,641(c)(e)        39.9%          $ 7.547      6/24/2007  $  121,699    $  308,409

--------

(a) Such non-qualified options vest on the anniversary of February 2, 1998 at the following rates: year 1: 20%; year 2: 20%; year 3: 30% and year 4: 30%.
(b) Such non-qualified options vest on the anniversary of February 2, 1998 at the following rates: year 1: 30%; year 2: 30% and year 3: 40%.
(c) Such non-qualified options vest in seven equal annual installments on the anniversary of June 24, 1997.
(d) Such non-qualified options were surrendered and canceled pursuant to the stock option repricing program and are therefore no longer outstanding. See "Patriot Stock Option Repricing Program."
(e) Such non-qualified options were granted pursuant to the stock option repricing program. See "Patriot Stock Option Repricing Program."

Option Exercises and Year-End Holdings for Patriot

   The following table sets forth the number of paired shares acquired upon the exercise of options during 1998 and the value of options held at the end of 1998 by the Patriot Named Executive Officers.

                                                 Number of Securities Underlying    Value of Unexercised
                            Shares      Value              Unexercised             In-The-Money Options at
                         Acquired on   Realized  Options at December 31, 1998 (#)   December 31, 1998 ($)
Name                     Exercise (#)    ($)        Exercisable/Unexercisable     Exercisable/Unexercisable
----                     ------------ ---------- -------------------------------- -------------------------
Paul A. Nussbaum........   449,818    $5,036,234         37,271/2,968,304                    (a)

William W. Evans........       --            --         601,074/0                            (a)

Anne L. Raymond.........   109,760    $  904,258              0/18,270                       (a)

Paul Novak..............       --            --           3,663/21,978                       (a)

Rex E. Stewart..........       --            --         225,403/0                            (a)


--------
(a) None of the unexercised options are in-the-money.

Patriot Stock Option Repricing Program

   Patriot commenced an option repricing program for certain optionees holding stock options with an exercise price per share in excess of $7.547 on November 13, 1998. The new exercise price was based on the average stock price for the five-day period beginning November 9, 1998 and ending November 13, 1998.

   The following table sets forth information with respect to the executive officers of Patriot relating to the repricing of certain options previously awarded to employees during fiscal years 1997 and 1998. All optionees, other than the directors and the top two executive officers, were given the opportunity to surrender certain options in exchange for new options which have a Black-Scholes value equal to the old options, but were for fewer shares, at an exercise price of $7.547 per share. The new options retain the original vesting and expiration dates of the old options. The options set forth below were the only options repriced for the executive officers in the last ten years. Pursuant to the anti-dilution provision of the Patriot 1997 Incentive Plan, the numbers of securities, stock prices and exercise prices reported in the following table have been adjusted to reflect the stock dividend declared for the fourth quarter of 1998.

                           10 Year Option Repricings

                                                                                                      Length of
                                   Number of   Market                                 Number of        Original
                                   Securities Price of                               Securities      Option Term
                                   Underlying Stock at                      New      Underlying      Remaining at
                          Date of   Options    Time of  Exercise Price at Exercise     Options         Date of
          Name           Repricing  Repriced  Repricing Time of Repricing  Price   After Repricing    Repricing
          ----           --------- ---------- --------- ----------------- -------- --------------- ----------------
Anne L. Raymond......... 11/13/98    88,925    $7.279        $24.224       $7.547      16,303      9 years 3 months
 Executive Vice          11/13/98    10,733    $7.279        $24.224       $7.547       1,967      9 years 3 months
 President and Chief
 Financial Officer
Paul Novak.............. 11/13/98   107,335    $7.279        $21.079       $7.547      25,641      8 years 8 months
 Executive Vice
 President
John P. Bohlmann........ 11/13/98    32,220    $7.279        $24.224       $7.547       5,903      8 years 8 months
 Senior Vice President   11/13/98     6,977    $7.279        $24.224       $7.547       1,279      9 years 3 months
 and General Counsel

Compensation Committee Report on Repricing of Options

   During fiscal 1998, the compensation committees determined that the significant drop in the price of the paired shares made it necessary for Wyndham and Patriot to implement an option repricing program. The drop in price of the paired shares was caused by a number of factors, including the enactment of federal legislation affecting the paired share REIT structure, the restricted availability of credit in the financial markets caused in part by the Russian debt crisis in late summer, and Wyndham's and Patriot's liquidity issues caused by the maturity of the forward equity contracts. Under this program, all optionees, other than the directors and the top two executive officers of Wyndham and the top two executive officers of Patriot, were given the opportunity to surrender options granted on or after January 15, 1997 in exchange for new options which have a Black-Scholes value equal to the old options, but were for fewer shares, at the average stock price for the five-day period beginning November 9, 1998 and ending November 13, 1998. The new options retain the original vesting and expiration dates of the old options.

   The objective of the Wyndham and Patriot stock option plans is to align the efforts of all employees toward the success of Wyndham and Patriot and to reward employees for their contributions to that success. The goals of the repricing program were to protect the interests of outside stockholders while maintaining the aggregate economic "value" of the stock options before and after the option repricing. The compensation committees determined that this option repricing program was necessary because equity incentives are an important component of the total compensation of each employee and play a substantial role in Wyndham's and Patriot's ability to retain the services of individuals essential to Wyndham's and Patriot's long-term financial success. Prior to implementation of the program, the market price of the paired shares had fallen and Wyndham and Patriot had begun to experience high staff turnover. The compensation committees felt that the effectiveness of the stock option program and Wyndham's and Patriot's ability to retain key employees would be significantly impaired unless value was restored to previously granted stock options in the form of repriced options for paired shares at prices more closely related to the current market price. Non-employee directors and the top two executive officers of Wyndham and the top two executive officers of Patriot were not eligible for participation in the option repricing program. All other executive officers, including Mr. Novak were eligible to participate in the option repricing program because the compensation committees concluded that these executives were not responsible for the decrease in the stock price.

   Accordingly, during 1998, the compensation committees approved offering all current employees and officers, other than the top two executive officers of Wyndham and the top two executive officers of Patriot, an opportunity to surrender stock options issued between January 15, 1997 and November 13, 1998 with exercise prices above $8.10 for new options with an exercise price of $8.10 per share, the average market price of the paired shares for the five-day period beginning November 9, 1998 and ending November 13, 1998. Each optionee holding such options had the opportunity to elect to retain the old option or to accept new options for a significantly reduced number of shares that have an equivalent Black-Scholes value. Wyndham and Patriot engaged a compensation consultant to assist in the implementation of the repricing program and the Black-Scholes valuation of the previously-granted stock options. The new repriced stock options have the same Black-Scholes value as the old options, but cover much fewer shares. For most optionees, the shares underlying the repriced options represent approximately 18% of the number of shares covered by the old options. By reducing both the option price and the number of shares, the compensation committees believe this repricing program is more fair to the stockholders than the traditional repricing method which simply reduced the option price without a corresponding reduction in the number of option shares. The compensation committees did not accelerate the vesting of any regranted options, nor did they extend the time for exercise of any regranted options.

   For the fourth quarter of 1998, Wyndham and Patriot declared a stock dividend. Under the anti-dilution provisions of Wyndham's and Patriot's 1997 Incentive Plans, the compensation committees are given the discretion to take such action as they determine to be equitable in the event of stock dividends, stock split-up or similar occurrence. Accordingly, all options are further adjusted (both exercise prices and the number of option shares) to reflect the stock dividend. Therefore, the exercise price of the repriced options is further reduced to $7.547.

   The compensation committees believe that the stock option repricing program, which reflects both a reduction in the number of shares issuable upon exercise and a reduction in the per share exercise price but preserves the original vesting schedule and expiration dates of the original options, strikes an appropriate balance between the interests of Wyndham and Patriot, their stockholders and option holders. The lower exercise prices in effect under the repriced options make those options valuable once again to the option holders who are critical to Wyndham's and Patriot's future success and financial performance.

   Neither Mr. Carreker nor Mr. Nussbaum was eligible for the 1998 stock option repricing program. However, as part of his resignation, the compensation committee allowed Mr. Nussbaum to file an election, between June 30, 1999 and December 31, 1999, to exchange his outstanding options for new options of equal "Black-Scholes" value at the then current market price. It is expected that the new options will be for significantly fewer shares. Because of Mr. Nussbaum's continued involvement with the companies as both a director and a consultant, the compensation committees believe that Mr. Nussbaum's separation package should have a large equity component. In this way, Mr. Nussbaum's economic interests would be aligned with the stockholders'. Mr. Nussbaum will benefit from the repriced options only if the share price increases.

   Submitted by the Wyndham Compensation Committee

   Arch K. Jacobson
   James C. Leslie

   Submitted by the Patriot Compensation Committee

   John C. Deterding
   Gregory R. Dillon
   Arch K. Jacobson

Executive Compensation for Wyndham

   The following table sets forth the base compensation that Wyndham paid to its Chief Executive Officer and to five executive officers other than the Chief Executive Officer of Wyndham (collectively, the "Wyndham Named Executive Officers") whose base salary and bonus exceeded $100,000 during the fiscal year ending December 31, 1998.

                           Summary Compensation Table

                                                        Long Term
                          Annual Compensation(a)   Compensation Awards
                          ----------------------- ------------------------
                                                                Securities
                                                  Restricted    Underlying
Name and Principal                                  Stock        Options        All Other
Position                  Year Salary($) Bonus($) Awards($)      (#) (b)     Compensation($)
------------------        ---- --------- -------- ----------    ----------   ---------------
James D. Carreker (c)...  1998 $571,036       --        --           --          $  648(d)
 Chief Executive Officer
 and Chairman of the
  Board

Karim Alibhai...........  1998 $353,886  $140,000       --       300,532(e)      $1,466(d)
 President and Chief      1997 $ 72,916       --        --       300,532(f)         --
 Operating Officer

Leslie V. Bentley.......  1998 $320,192  $120,000       --       117,928(g)      $2,308(d)
 Executive Vice
  President

Stanley M. Koonce, Jr...  1998 $310,920  $120,000       --       117,928(g)      $  792(d)
 Executive Vice
  President

Richard A. Holtzman.....  1998 $348,070  $200,000 $ 930,000(h)    16,511(i)
 Executive Vice
  President
Lawrence S. Jones.......  1998 $242,308  $150,000 $ 742,500(j)   115,919(k)      $  120(d)
 Executive Vice
  President
 and Treasurer

--------
(a) No Wyndham Named Executive Officer received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of their aggregate salary and bonus.
(b) Share amounts reflect the stock dividend distributed on January 25, 1999 to stockholders of record on December 30, 1998.
(c) Mr. Carreker became Chief Executive Officer of Wyndham in January 1998.
(d) For Mr. Carreker, such amount includes $360 of term life insurance premiums paid by Wyndham for the benefit of Mr. Carreker and $288 contributed by Wyndham to Mr. Carreker's 401(k) account. For Mr. Alibhai, such amount includes $113 of term life insurance premiums paid by Wyndham for the benefit of Mr. Alibhai and $1,353 contributed by Wyndham to Mr. Alibhai's 401(k) account. For Mr. Bentley, such amount includes $139 of term life insurance premiums paid by Wyndham for the benefit of Mr. Bentley and $2,169 contributed by Wyndham to Mr. Bentley's 401(k) account. For Mr. Koonce, such amount includes $146 of term life insurance premiums paid by Wyndham for the benefit of Mr. Koonce and $646 contributed by Wyndham to Mr. Koonce's 401(k) account. For Mr. Jones, such amount represents term life insurance premiums paid by Wyndham for the benefit of Mr. Jones.
(e) On June 12, 1998, Wyndham granted non-qualified options to purchase the equivalent of 300,532 paired shares to Mr. Alibhai. These options vest in 12 equal installments at the beginning of each calendar quarter starting on January 1, 1998 and ending on December 31, 2000.
(f) On October 1, 1997, Wyndham granted non-qualified options to purchase the equivalent of 300,532 paired shares to Mr. Alibhai. These options vest in 12 equal installments at the beginning of each calendar quarter starting on January 1, 1997 and ending on December 31, 2000.

(g) On February 2, 1998, Wyndham granted the named executive: 1) non-qualified options to purchase the equivalent of 10,733 paired shares which options vest on the anniversary of February 2, 1998 at the following rates: year 1:
    30%; year 2: 30% and year 3: 40% and 2) non-qualified options to purchase the equivalent of 88,925 paired shares which options vest on the anniversary of February 2, 1998 at the following rates: year 1: 20%; year 2: 20%; year 3: 30% and year 4: 30%. On November 13, 1998, pursuant to an option repricing program, the non-qualified options to purchase the equivalent of 10,733 paired shares were surrendered and exchanged for non-qualified options to purchase the equivalent of 1,967 paired shares and the non-qualified options to purchase the equivalent of 88,925 paired shares were surrendered and exchanged for non-qualified options to purchase the equivalent of 16,303 paired shares. See "Wyndham Option Repricing Program".
(h) On June 19, 1998, Wyndham awarded the equivalent of 40,000 restricted paired shares to Mr. Holtzman. The equivalent to the market price of the paired shares on the date of grant was $23.25 and the market value of such paired shares on December 31, 1998 was $240,000. The restrictions on the award will lapse on the anniversary of the date of grant at the following rates: year 1: 20%; year 2: 20%; year 3: 30% and year 4: 30%. Mr. Holtzman is entitled to receive dividends on the total award during the vesting period.
(i) On February 2, 1998, Wyndham granted non-qualified options to purchase the equivalent of 13,953 paired shares to Mr. Holtzman which options vest on the anniversary of February 2, 1998 at the following rates: year 1: 30%; year 2: 30% and year 3: 40%. On November 13, 1998, pursuant to an option repricing program, such non-qualified options were surrendered and exchanged for non-qualified options to purchase the equivalent of 2,558 paired shares. See "Wyndham Option Repricing Program".
(j) On March 9, 1998, Wyndham awarded the equivalent of 30,000 restricted paired shares to Mr. Jones. The equivalent to the market price of the paired shares on the date of grant was $24.75 and the market value of such paired shares on December 31, 1998 was $180,000. The restrictions on the award will lapse on the anniversary of the date of grant at the following rates: year 1: 25%; year 2: 50%; year 3: 75% and year 4: 100%. Mr. Jones is entitled to receive dividends on the total award during the vesting period.
(k) On March 9, 1998, Wyndham granted non-qualified options to purchase the equivalent of 10,733 paired shares to Mr. Jones which options vest on the anniversary of March 9, 1998 at the following rates: year 1: 30%; year 2:
    30% and year 3: 40%. On April 1, 1998, Wyndham granted non-qualified options to purchase the equivalent of 85,866 paired shares to Mr. Jones which options vest in 12 equal quarterly installments beginning on April 1, 1998. On November 13, 1998, pursuant to an option repricing program, the non-qualified options to purchase the equivalent of 10,733 paired shares were surrendered and exchanged for non-qualified options to purchase the equivalent of 2,147 paired shares and the non-qualified options to purchase the equivalent of 85,866 paired shares were surrendered and exchanged for non-qualified options to purchase the equivalent of 17,173 paired shares. See "Wyndham Option Repricing Program".

Option Grants in Fiscal Year 1998 for Wyndham

  The following table sets forth the options granted with respect to the fiscal year ended December 31, 1998 to the Wyndham Named Executive Officers. All amounts reported in the following table have been adjusted to reflect the stock dividend declared in the fourth quarter of 1998.

                                                                                    Potential Realizable
                                                                                       Value at Assumed
                                                                                       Annual Rates of
                                                                                         Share Price
                                                                                      Appreciation For
                                             Individual Grants                           Option Term
                         ---------------------------------------------------------- ------------------------
                             Number of      Percent of Total
                         Shares Underlying  Options Granted   Exercise
                              Options         to Employees     or Base   Expiration
Name                        Granted(#)       in Fiscal Year  Price($/SH)    Date      5%($)         10%($)
----                     -----------------  ---------------- ----------- ---------- ----------    ----------
Karim Alibhai...........      300,532(a)          11.5%        $19.449   6/12/2008  $3,675,919    $9,315,499
Leslie V. Bentley.......       10,733(b)(d)        0.4%        $24.224    2/2/2008  $        0(d) $        0(d)
                               88,925(c)(d)        3.4%        $24.224    2/2/2008  $        0(d) $        0(d)
                                1,967(e)           0.6%        $ 7.547    2/2/2008  $    9,336    $   23,659
                               16,303(e)           4.9%        $ 7.547    2/2/2008  $   77,378    $  196,092

Stanley M. Koonce,
 Jr. ...................       10,733(b)(d)        0.4%        $24.224    2/2/2008  $        0(d) $        0(d)
                               88,925(c)(d)        3.4%        $24.224    2/2/2008  $        0(d) $        0(d)
                                1,967(e)           0.6%        $ 7.547    2/2/2008  $    9,336    $   23,659
                               16,303(e)           4.9%        $ 7.547    2/2/2008  $   77,378    $  196,092

Richard A. Holtzman.....       13,953(b)(d)        0.5%        $24.224    2/2/2008  $        0(d) $        0(d)
                                2,558(e)           0.8%        $ 7.547    2/2/2008  $   12,141    $   30,768
Lawrence S. Jones.......       85,866(f)(d)        3.3%        $23.059    3/9/2008  $        0(d) $        0(d)
                               10,733(g)(d)        0.4%        $23.059    3/9/2008  $        0(d) $        0(d)
                               17,173(e)           5.2%        $ 7.547    3/9/2008  $   81,508    $  206,556
                                2,147(e)           0.6%        $ 7.547    3/9/2008  $   10,190    $   25,824


--------

(a) Such non-qualified options vest in 12 equal installments at the beginning of each calendar quarter starting on January 1, 1998 and ending on December 31, 2000.
(b) Such non-qualified options vest on the anniversary of February 2, 1998 at the following rates: year 1: 30%; year 2: 30% and year 3: 40%.
(c) Such non-qualified options vest on the anniversary of February 2, 1998 at the following rates: year 1: 20%; year 2: 20%; year 3: 30% and year 4: 30%.
(d) Such non-qualified options were surrendered and canceled pursuant to the stock option repricing program and are therefore no longer outstanding. See "Wyndham Stock Option Repricing Program."
(e) Such non-qualified options were granted pursuant to the stock option repricing program. See "Wyndham Stock Option Repricing Program."
(f) Such options vest in 12 quarterly installments beginning on April 1, 1998.
(g) Such options vest on the anniversary of March 9, 1998 at the following rates: year 1: 30%; year 2: 30% and year 3: 40%.

Option Exercises and Year-End Holdings for Wyndham

   The following table sets forth the number of paired shares acquired upon the exercise of options during 1998 and the value of options held at the end of 1998 by the Wyndham Named Executive Officers.

                                                  Number of Securities Underlying    Value of Unexercised
                             Shares      Value              Unexercised             In-The-Money Options at
                          Acquired on   Realized  Options at December 31, 1998 (#)   December 31, 1998 ($)
Name                      Exercise (#)    ($)        Exercisable/Unexercisable     Exercisable/Unexercisable
----                      ------------ ---------- -------------------------------- -------------------------
James D. Carreker.......    178,360    $2,200,606          78,048/0                           (a)

Leslie V. Bentley.......     82,320    $1,082,549          29,452/18,720                      (a)

Stanley M. Koonce, Jr...     82,320    $1,118,564          29,452/18,720                      (a)

Lawrence S. Jones.......        --            --            3,220/16,100                      (a)


--------
(a) None of the unexercised options are in-the-money.

Wyndham Stock Option Repricing Program

   Wyndham commenced an option repricing program for certain optionees holding stock options with an exercise price per share in excess of $7.547 on November 13, 1998. The new exercise price was based on the average stock price for the five-day period beginning November 9, 1998 and ending November 13, 1998.

   The following table sets forth information with respect to the executive officers of Wyndham relating to the repricing of certain options previously awarded to employees during fiscal years 1997 and 1998. All optionees, other than the directors and the top two executive officers, were given the opportunity to surrender certain options in exchange for new options which have a Black-Scholes value equal to the old options, but were for fewer shares, at an exercise price of $7.547 per share. The new options retain the original vesting and expiration dates of the old options. The options set forth below were the only options repriced for the executive officers in the last ten years. Pursuant to the anti-dilution provision of the Wyndham 1997 Incentive Plan, the numbers of securities, stock prices and exercise prices reported in the following table have been adjusted to reflect the stock dividend declared for the fourth quarter of 1998.

                           10 Year Option Repricings

                                                                            Number of
                                    Number of   Market                      Securities    Length of
                                    Securities Price of  Exercise           Underlying Original Option
                                    Underlying Stock at  Price at    New     Options    Term Remaining
                           Date of   Options    Time of   Time of  Exercise   After       at Date of
                          Repricing  Repriced  Repricing Repricing  Price   Repricing     Repricing
          Name            --------- ---------- --------- --------- -------- ---------- ----------------
Leslie V. Bentley ......  11/13/98    88,925    $7.279    $24.224   $7.547    16,303   9 years 3 months
 Executive Vice           11/13/98    10,733    $7.279    $24.224   $7.547     1,967   9 years 3 months
 President
Stanley M. Koonce, Jr...  11/13/98    88,925    $7.279    $24.224   $7.547    16,303   9 years 3 months
 Executive Vice           11/13/98    10,733    $7.279    $24.224   $7.547     1,967   9 years 3 months
 President
Lawrence S. Jones.......  11/13/98    85,866    $7.279    $23.059   $7.547    17,173   9 years 4 months
 Executive Vice           11/13/98    10,733    $7.279    $23.059   $7.547     2,147   9 years 4 months
 President and Treasurer
Richard A. Holtzman.....  11/13/98    13,953    $7.279    $24.224   $7.547     2,558   9 years 3 months
 Executive Vice
 President
Thomas W. Lattin........  11/13/98    33,625    $7.279    $24.224   $7.547     6,617   9 years 3 months
 Executive Vice
 President
Michael A. Grossman.....  11/13/98    41,806    $7.279    $24.224   $7.547     7,665   9 years 3 months
 Executive Vice           11/13/98    10,733    $7.279    $24.224   $7.547     1,967   9 years 3 months
 President
Carla S. Moreland.......  11/13/98    32,200    $7.279    $24.224   $7.547     5,903   9 years 3 months
 Senior Vice President    11/13/98     6,977    $7.279    $24.224   $7.547     1,279   9 years 3 months
 and General Counsel

   For Compensation Committee Report on Repricing of Options, see page 83.

Report of the Compensation Committees of the Boards of Directors of Wyndham and Patriot on Executive Compensation

   This compensation committee report relates to compensation decisions made by Wyndham's and Patriot's compensation committees. This compensation committee report shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that Wyndham or Patriot specifically incorporates this information by reference, and shall not otherwise be deemed filed under such laws.

   Objectives of Executive Compensation. Wyndham's and Patriot's executive compensation programs are intended to attract, motivate and retain key executives who are capable of leading Wyndham and Patriot effectively and continuing their long-term growth. The compensation programs for executives are comprised of base salary, annual incentives and long-term incentive awards. Base salary is targeted to be within a reasonable range of compensation for comparable companies and for comparable levels of expertise by executives. Annual incentives are based upon the achievement of one or more performance goals. Wyndham and Patriot use stock options and other equity based compensation in their long-term incentive programs.

   Compensation Committee Procedures. The compensation committees of the Boards of Directors establish the general compensation policies of Wyndham and Patriot and implement and monitor the compensation and incentive plans and policies of Wyndham and Patriot. The Wyndham compensation committee is composed of two independent directors, none of whom is currently an officer or employee of Wyndham. The Patriot compensation committee is composed of three independent directors, none of whom is currently or was formerly an officer or employee of Patriot. Final compensation determinations for each fiscal year are generally made after the end of the fiscal year, after audited financial statements for such year become available. At that time, bonuses, if any, are determined for the past year's performance, base salaries for the following fiscal year are set and long-term incentives, if any, are granted.

   The compensation committees engage compensation consultants to advise the committees with respect to executive compensation matters, including compensation amounts and the relative allocation of compensation among base salary, annual incentive compensation and long-term incentive compensation. The compensation committees, working with these compensation consultants, established quantitative and qualitative performance targets for the year ending December 31, 1998 for both annual and long-term compensation awards. The results of this review are reflected in the annual incentive compensation decisions for the fiscal year ended December 31, 1998 and in the base salary levels for the fiscal year ending December 31, 1999.

   In setting base salary and determining annual incentive and long-term incentive awards, the compensation committees review compensation levels of executive officers at other hospitality companies and real estate investment trusts with revenues comparable to those of Wyndham and Patriot . Some of these companies are the same companies that comprise the NAREIT Total Return Equity Index to which Wyndham's and Patriot's stock performances are compared in this joint proxy statement/prospectus. The compensation committees believe that the compensation information for these groups is comparable since both groups contain hospitality companies of similar size and performance.

   The compensation committees also review data contained in published surveys on executive compensation. The compensation committees based their decisions regarding 1999 base salary and annual cash bonus amounts for the year ended December 31, 1998, in part, upon their review of such data. In general, the 1999 base salary for most executives is slightly above the median base salary for comparable companies. The cash bonus for 1998 is generally below the median for comparable companies.

   Members of the compensation committees consult periodically by telephone prior to their joint meetings at which compensation decisions are made. The compensation committees exercise their independent discretion in determining the compensation of the executive officers.

   Each element of the executive compensation, as well as the compensation of the Wyndham Chief Executive Officer and the Patriot Chief Executive Officer, is discussed separately below.

   Base Salary. Base salaries are a fixed component of total compensation and do not relate to the performance of the companies. Base salaries are determined by the compensation committees after reviewing salaries paid by hospitality companies of similar size and performance. For 1999, most executives received a base salary increase of about 5 percent.

   Annual Incentives. Annual incentives are provided in the form of cash bonuses. Annual incentives are designed to reward executives and management for the annual growth and achievement of Wyndham and

Patriot and are therefore tied to the performance of the companies. The compensation committees award cash bonuses to those executives who meet established goals, with the amount of the award based upon each executive's base salary and the level to which such executive's performance met and exceeded the established goal. For the three top senior executives, the goal for bonus is two-fold: FFO per share growth and individual performance. The FFO per share growth for 1998 was not met, and therefore, the three top senior executives did not receive any cash bonuses. For executives in hotel operations, the goal for bonus is three-fold: revenue growth versus competition, EBITDA targets and individual performance. The revenue growth goals for hotel operations for 1998 were met, while EBITDA results were mixed. Executives in hotel operations with the title Executive Vice President and above who received commendable ratings from their immediate superiors received average bonuses equal to 40 percent of their base salaries. For executives in corporate operations, the goal for bonus is two-fold: achievement of key corporate objectives such as merger integrations and corporate procurement program and individual performance. Some of the corporate objectives were met and executives in corporate operations who received commendable ratings from their immediate superiors received average bonuses equal to 40 percent of their base salaries. In some instances, bonuses have been awarded pursuant to requirements in the employment agreements.

   Long-term Incentives. Long-term incentives are provided through the grant of restricted stock awards and stock options. These grants are designed to align executives' interests with the long-term goals of Wyndham and Patriot and the interests of Wyndham's and Patriot's stockholders and encourage high levels of stock ownership among executives. Wyndham and Patriot have a broad-based stock option award program that is granted annually to generally all employees with the title "General Manager" and up. These annual option grants vest over three years. New executives are eligible to receive a one-time initial option grant that vests over four years. In addition, executives who are marked as high potential and key to the long-term growth of Wyndham and Patriot may receive a Chairman's award which entitles them to receive a special option award that vests over five years. Both the one-time initial option grants and the Chairman's awards are more generous in size than the annual option grants. Executives who are parties to employment agreements and other selected executives may receive restricted stock grants that vest over four years. It is intended that only a select group of executives will receive restricted stock grants.

   Termination Agreement with Mr. Stewart. On March 31, 1998, Mr. Stewart's employment with Patriot terminated. In consideration of Mr. Stewart's agreement to provide consulting services, the compensation committee approved certain severance arrangements which are described in more detail in the section captioned "Wyndham and Patriot Employment Agreement and Termination Agreements."

   Compensation of Chief Executive Officers. The compensation committees set Mr. Carreker's and Mr. Nussbaum's base salaries for the year ended December 31, 1998 at or around the median base salary for chief executive officers of comparable companies. Mr. Carreker's 1998 base salary was $571,036. Mr. Nussbaum's 1998 base salary was $555,425, an amount that represents an increase of 11% over his 1997 base salary of $500,000.

   In light of Wyndham's and Patriot's financial difficulties in 1998, the compensation committees did not award Mr. Carreker or Mr. Nussbaum a bonus for 1998. Except for the award made pursuant to the special retention plan described below, neither Mr. Carreker nor Mr. Nussbaum received any equity award in 1998.

   The compensation committees considered that it was very important to keep the top executives focused on facilitating a strategic transaction or investment that would be in the best interests of the stockholders. Towards this end, the compensation committees engaged a compensation consultant to assist them in designing a special retention and incentive plan for the top executives that would motivate the executives to support the best possible transactions for Wyndham and Patriot and that would be fair and reasonable to stockholders. The consultant advised the compensation committees that market practice would support the adoption of a special retention plan for those selected executives whose continued employment and active role in supporting a strategic transaction was critical. After careful review of the compensation consultant's report and consultation with counsel, the compensation committees approved a special retention plan. Payments would be made under the special retention plan upon the execution of, and in some instances, the closing of a strategic transaction.

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

The compensation committees considered the purchase agreement to be a strategic transaction that would entitle executives to receive payments under the special retention plan. Pursuant to the special retention plan, in February, 1999, Mr. Carreker received a paired share award in the amount of 216,666 paired shares. The first installment of 72,222 paired shares will become payable upon the closing of the investment and the related transactions, and 72,222 paired shares will become payable on each of the first and second anniversaries thereof. Pursuant to the special retention plan, in February, 1999, Mr. Nussbaum received a paired share award in the amount of 250,000 paired shares, payable in three installments. The first installment of 83,334 paired shares became payable upon the execution of the purchase agreement, and 83,333 paired shares will become payable on each of the first and second anniversaries thereof. Pursuant to the special retention plan, Mr. Evans received a paired share award in the amount of 166,666 paired shares. The first installment of 55,556 paired shares will become payable upon the closing of the investment and the related transactions, and 55,555 will become payable on each of the first and second anniversaries thereof. No other executive is eligible to receive an award under the special retention plan.

   Neither Mr. Carreker nor Mr. Nussbaum was eligible for the 1998 stock option repricing program described above. However, as part of his resignation, the Patriot compensation committee allowed Mr. Nussbaum to file an election, between June 30, 1999 and December 31, 1999, to exchange his outstanding options for new options of equal "Black-Scholes" value for fewer shares at the then current market price.

   Tax Considerations. The compensation committees' executive compensation strategies are designed to be cost- and tax-effective. Therefore, the compensation committees' policies are, where possible and considered appropriate, to preserve corporate tax deductions, including the deductibility of compensation paid to the Wyndham Named Officers and the Patriot Named Officers pursuant to Section 162(m) of the Internal Revenue Code, while maintaining the flexibility to approve compensation arrangements which they deem to be in the best interests of Wyndham and Patriot and their stockholders, but which may not always qualify for full tax deductibility.

   Submitted by the Wyndham Compensation Committee

   Arch K. Jacobson
   James C. Leslie

   Submitted by the Patriot Compensation Committee

   John C. Deterding
   Gregory R. Dillon
   Arch K. Jacobson

Compensation Committee Interlocks and Insider Participation for Wyndham and Patriot

   With respect to Wyndham, during 1998 Mr. Carreker served on the compensation committee of Crow Family Holdings and Ms. Groenteman is a director of Wyndham and the chief operating officer of Crow Family Holdings.

Wyndham and Patriot Employment Agreements and Termination Agreements

   Patriot entered into an employment agreement as of April 14, 1997 with Mr. Carreker, pursuant to which Mr. Carreker serves as Chief Executive Officer and as Chairman of the Board of Wyndham for a term of five years beginning on January 5, 1998. Mr. Carreker's base salary is $571,036. This agreement is automatically extended for an additional two-year term unless either party elects to terminate it by notice in writing at least 90 days prior to the second anniversary of the agreement or even-numbered anniversary date thereafter. Mr. Carreker is eligible to receive incentive compensation to be determined by the compensation committee of an amount up to 100% of his base compensation.

   Patriot entered into an employment agreement as of April 14, 1997 with Mr. Nussbaum, pursuant to which Mr. Nussbaum serves as Chief Executive Officer and Chairman of the Board of Patriot from July 1, 1997 until January 5, 2003, the fifth anniversary of the effective date of the Wyndham merger. Mr. Nussbaum's employment with Patriot terminated as of February 26, 1999, for reasons other than for cause. Pursuant to the terms of his separation agreement, which was based in part on the provisions of Mr. Nussbaum's employment agreement, Patriot has agreed to pay Mr. Nussbaum severance in the amount of $3.2 million, to provide for certain benefits for two years and an office and secretarial support for three years. In addition, all of Mr. Nussbaum's outstanding stock options vested and became exercisable and all of Mr. Nussbaum's restricted stock became fully vested and nonforfeitable. In accordance with the separation agreement, the stock options will remain outstanding for their remaining terms and at Mr. Nussbaum's election, which must be made between June 1, 1999 and December 31, 1999, Mr. Nussbaum's existing stock options will be exchanged on a Black-Scholes neutral basis for new options with an exercise price equal to the fair market value of the common stock at the time of the exchange. Pursuant to the separation agreement, Patriot also agrees to guarantee the repayment of Mr. Nussbaum's outstanding indebtedness to NationsBank, and upon the earlier of the closing of the investment and related transactions or December 31, 1999, Patriot will assume the NationsBank loan in exchange for a personal recourse note of Mr. Nussbaum which will become payable at the end of six years and will carry an interest rate of 5.5% per annum. Further, Mr. Nussbaum received a new grant of 250,000 shares of restricted stock, payable in three installments over two years. Finally, Mr. Nussbaum agreed to provide consulting services to Patriot for two years, for which he will receive a fee of $75,000 per month for the first 12 months and $50,000 per month for the next 12 months.

   Wyndham entered into an employment agreement as of October 1, 1997 with Mr. Alibhai, pursuant to which Mr. Alibhai serves as President and Chief Operating Officer of Wyndham for a term of three years beginning on September 30, 1997, with a base salary of $350,000. This agreement is automatically extended for an additional two-year term unless either party elects to terminate it by notice in writing at least 45 days prior the second anniversary of the agreement or even-numbered anniversary date thereof, to expiration of the agreement. Additionally, Mr. Alibhai is eligible to receive incentive compensation to be determined by the compensation committee of an amount up to 80% of his annual base compensation, but in no event less than $75,000. On May 21, 1999, Mr. Alibhai announced his resignation from Wyndham. Mr. Alibhai is currently negotiating his separation arrangements with Wyndham. No separation agreement has been reached.

   Upon termination of employment due to the death or disability of Messrs. Carreker, Nussbaum or Alibhai, all unexercisable stock options and non-vested stock-based grants will immediately vest and will be exercisable for one year. Additionally, Wyndham or Patriot as applicable, will pay health insurance premiums for one year.

   If employment is terminated by Messrs. Carreker, Nussbaum or Alibhai for "good reason," or if Wyndham or Patriot, as applicable, terminates his employment without "cause," Wyndham or Patriot, as applicable, will pay such executive a severance payment in accordance with Wyndham's or Patriot's, as applicable, then current severance policies. At a minimum, Messrs. Carreker and Nussbaum would be entitled to a severance payment equal to three times the sum of his average base compensation, (determined in accordance with Mr. Nussbaum's or Mr. Carreker's employment agreement, respectively, and average incentive compensation, determined in accordance with Mr. Nussbaum's or Mr. Carreker's employment agreement, respectively. Mr. Alibhai would be entitled to a minimum severance payment equal to the sum of his average base compensation and average incentive compensation for the remaining term of his agreement or 24 months, whichever is higher, subject to certain offsets. Additionally, for a period of three years, Wyndham or Patriot, as applicable, will provide Messrs. Carreker and Nussbaum with an office and related facilities and an assistant at a location of their respective choosing. For a period of one year, Wyndham or Patriot, as applicable, would pay for Messrs. Carreker and Nussbaum the cost of executive placement services. Certain stock options and stock-based grants held by the Messrs. Carreker, Nussbaum or Alibhai will also become exercisable or nonforfeitable.

   If a "change in control", as defined in the employment agreements, occurs and the executive's employment is terminated for any reason other than death, disability or voluntary resignation within 18 months of such change in control, Wyndham or Patriot, as applicable, must pay the executive a lump sum amount equal to the severance payment (as defined in the employement agreements) and all stock options and other stock-based awards will become immediately exercisable or non-forfeitable. In addition, Patriot will provide the executive with a tax gross-up payment to cover any excise tax due.

   In June 1997, Patriot entered into an employment agreement with Mr. Novak, pursuant to which Mr. Novak serves as Executive Vice President--Acquisitions and Development for a three-year term beginning June 1997, with a base salary of $275,000.

   Mr. Novak's employment with Patriot terminated May, 1999, for reasons other than for cause. Pursuant to the terms of Mr. Novak's employment agreement, he is entitled to receive severance in the amount of $705,500 plus health insurance for two years. In addition, all of Mr. Novak's outstanding stock options vested and became exercisable and all of Mr. Novak's restricted stock became fully vested and nonforfeitable. Mr. Novak will also be reimbursed for executive outplacement and legal fees.

   In February 1997, Patriot entered into an employment agreement with William
W. Evans III for a three- year term beginning March 1, 1997, with an initial base salary of $300,000. Pursuant to the agreement, Mr. Evans initially served in the Office of the Chairman of Patriot. In the event Mr. Evans' employment is terminated due to death or disability: (1) Mr. Evans' beneficiaries will receive the proceeds under applicable insurance policies, (2) all stock options and other stock-based awards will become immediately exercisable or nonforfeitable and (3) for a period of one year, Mr. Evans' spouse and dependents will receive medical and related health benefits under Patriot's existing plans.

   In the event Mr. Evans' employment is terminated for cause or Mr. Evans voluntarily terminates his employment, he will be entitled to receive any accrued but unpaid cash compensation and benefits through the date of termination and all vested options will continue to be exercisable for their exercise term, as if his employment had not been terminated. If Patriot terminates Mr. Evans without cause or if Mr. Evans terminates his employment due to a constructive termination (as defined in his employment agreement): (1) all stock option and other stock-based awards will become immediately exercisable or nonforfeitable, (2) for the longer of one year or the remaining length of the term of the agreement, Mr. Evans and his spouse and dependents will receive medical and related health benefits under Patriot's existing plans and (3) Patriot will pay Mr. Evans within 30 days after the date of termination, a lump sum equal to his average base salary and average incentive compensation for the remaining length of the term of the agreement, or 12 months, whichever is greater. Mr. Evans is entitled to the same benefits as Messrs. Carreker and Nussbaum in the event of a change in control as defined in the employment agreement.

   Mr. Evans' employment agreement was amended in late 1998 to increase his base salary to $450,000, effective November, 1998, and provide for an incentive performance bonus payable upon successful completion of certain goals established by the compensation committee. Further, the employment agreement was amended to provide for a grant of 166,666 restricted paired shares, payable in three installments over two years, contingent upon the closing of the investment and the related transactions. In addition, Mr. Evans' outstanding stock options all became vested and exercisable and all his restricted stock grants became fully vested and non-forfeitable. Finally, Patriot provided
Mr. Evans with a loan pursuant to his amended employment agreement to assist him with the payment of income taxes on paired shares that vested in February 1998.

   As of April 14, 1997, Patriot entered into an employment agreement with Ms. Raymond and Wyndham entered into employment agreements with Messrs. Bentley and Koonce, with base salaries of $315,000, $350,000 and $315,000, respectively. These employment agreements became effective on January 5, 1998. These employment agreements have a term of three years and have substantially similar provisions as Mr. Novak's employment agreement except that the severance payment is equal to the sum of the average base and incentive compensation payable for the remaining length of the three-year term, or 18 months, whichever is greater. Ms. Raymond's position is that of Executive Vice President and Chief Financial Officer of Patriot. Mr. Bentley's position is that of Executive Vice President of Wyndham, and Mr. Koonce's position is that of Executive Vice President, Marketing and Strategic Planning of Wyndham.

   On March 9, 1998, Mr. Jones entered into employment agreements with both Wyndham and Patriot for a three-year term with a base salary of $300,000.
Mr. Jones's position is that of Executive Vice President and Treasurer of both Wyndham and Patriot. Mr. Jones's employment agreements have provisions that are substantially similar to the employment agreements for Messrs. Bentley and Koonce, except that Mr. Jones's employment agreements provide for a minimum guarantee of incentive compensation equal to 50% of his base salary. Mr. Jones is also entitled to borrow up to $750,000 from Wyndham and Patriot. Upon
Mr. Jones's termination of employment, if his total compensation earned while employed at Wyndham and Patriot, including stock-based compensation, is less than $3,000,000, a portion of the loan will be forgiven.

   On June 19, 1998, Wyndham entered into an employment agreement with Mr. Holtzman for a three-year term with a base salary of $315,500.
Mr. Holtzman's position is that of Executive Vice President of Wyndham and President of Grand Bay Hotels and Resorts. Under Mr. Holtzman's employment agreement, he is entitled to receive a guaranteed bonus of $200,000 in his initial year of employment. If Mr. Holtzman's employment is terminated by Wyndham without "cause" or Mr. Holtzman resigns for a "good reason," he will be entitled to a severance payment equal to the sum of 50% of his average base pay and bonus and the amount payable under the Wyndham's then current severance policy. Certain stock options and stock-based grants held by Mr. Holtzman will become exercisable or nonforfeitable. For a period of six months, Wyndham would pay Mr. Holtzman the cost of executive placement services. Upon a "change in control," all of Mr. Holtzman's stock options and stock-based grants will become exercisable and nonforfeitable.

   On March 31, 1998, Mr. Stewart's employment with Patriot terminated. Pursuant to the terms of Mr. Stewart's separation agreement, Mr. Stewart continued to receive his base salary through October 2, 1998. In addition, all of Mr. Stewart's outstanding stock options vested and became exercisable on October 2, 1998 and will remain outstanding until October 2, 2000.
Mr. Stewart's restricted stock will continue to vest in accordance to its original vesting schedule and will not be forfeited as a result of Mr. Stewart's termination. In consideration for the foregoing severance arrangements, Mr. Stewart provided consulting services to Patriot for 60 days.

Stock Performance Graph for Wyndham and Patriot

   The following graph provides a comparison of the cumulative total stockholder return assuming $100 was invested at September 27, 1995, the date Patriot completed its initial public offering, assuming reinvestment of any dividends, of the paired shares, the Standard & Poor's 500 Index and the National Association of Real Estate Investment Trusts Total Return Equity Index.

                            STOCK PERFORMANCE GRAPH


                                   9/27/95 12/31/95 12/31/96 12/31/97 12/31/98
------------------------------------------------------------------------------
  Wyndham/Patriot                   $100     $107     $192     $267     $ 61
  S&P 500                           $100     $192     $131     $179     $224
  NAREIT Equity REIT Total Return
   Index                            $100     $267     $141     $169     $137

                  Opportunity for Holders of Wyndham Series A
              and Series B Preferred Stock to Exchange Their Stock
                            for Wyndham Common Stock

   Wyndham is offering to exchange 20 shares of its registered common stock for each share of its currently outstanding series A preferred stock and series B preferred stock, as described below.

General

   Participation in the preferred stock exchange offer is voluntary and holders of series A preferred stock and series B preferred stock should carefully consider whether to accept. Holders of series A preferred stock and series B preferred stock are urged to consult their financial and tax advisors in making their own decisions on what action to take in light of their own particular circumstances.

   The preferred stock exchange offer is open to all holders of Wyndham's currently outstanding series A preferred stock and series B preferred stock.

Purposes of the Preferred Stock Exchange Offer

   The principal purpose of the preferred stock exchange offer is to simplify Wyndham's capital structure. In addition, completion of the preferred stock exchange offer is a condition to the closing of the $1 billion investment.

   Upon completion of the preferred stock exchange offer, all shares of series A preferred stock and series B preferred stock tendered, accepted and not withdrawn prior to the expiration of the exchange offer will be retired.

Terms of the Preferred Stock Exchange Offer

   Wyndham is offering to exchange 20 shares of its common stock for each currently outstanding share of its series A preferred stock and series B preferred stock, on the terms and subject to the conditions described in this joint proxy statement/prospectus and in the accompanying letter of transmittal.

   Wyndham will pay cash to exchanging holders of series A preferred stock and series B preferred stock in lieu of issuing fractional shares of Wyndham common stock. The terms of the Wyndham common stock differ in certain respects from the terms of the series A preferred stock and series B preferred stock for which it may be exchanged. As of May 21, 1999, there were issued and outstanding 1,781,173 shares of series A preferred stock and 1,781,181 shares of series B preferred stock.

   Tendering holders of series A preferred stock and series B preferred stock will not be required to pay brokerage commissions or fees or, subject to the instructions in the preferred stock letter of transmittal, transfer taxes with respect to the exchange of series A preferred stock and series B preferred stock for Wyndham common stock under the preferred stock exchange offer.

Expiration Date; Extension; Amendments

   The preferred stock exchange offer will expire at 5:00 p.m., New York City time, on June 29, 1999, unless Wyndham in its sole discretion extends the period during which the preferred stock exchange offer is open, in which event the expiration date will be the latest time and date on which the preferred stock exchange offer, as so extended by Wyndham, expires. Wyndham reserves the right to extend the preferred stock exchange offer at any time and from time to time by giving oral or written notice to the exchange agent and making a public announcement. There can be no assurance that Wyndham will exercise its right to extend the preferred stock exchange offer. During any extension of the preferred stock exchange offer, series A preferred stock and series

B preferred stock previously tendered and not withdrawn pursuant to the preferred stock exchange offer will remain subject to the right of a tendering holder to withdraw its stock.

   Wyndham also expressly reserves the right, subject to applicable law,

    . to delay acceptance for exchange of any series A preferred stock and series B preferred stock or terminate the preferred stock exchange offer and not accept for exchange any series A preferred stock or series B preferred stock and promptly return all such shares to the tendering holders in the event that any of the conditions specified in "--Conditions of the Preferred Stock Exchange Offer" below are not satisfied or waived by Wyndham or to comply with applicable law, by giving oral or written notice of such delay or termination to the exchange agent;

    . to waive any condition to the preferred stock exchange offer and accept all series A preferred stock and series B preferred stock previously tendered;

    .  to amend the preferred stock exchange offer in any respect; or

    . to terminate, cancel, withdraw or otherwise amend or modify the preferred stock exchange offer at any time for any reason. The reservation by Wyndham of the right to delay acceptance for exchange of series A preferred stock and series B preferred stock is subject to the provisions of Rule 13e-4 and Rule 14e-1(c) under the Securities Exchange Act which require that Wyndham pay the consideration offered or return the series A preferred stock or series B preferred stock deposited by or on behalf of holders promptly after the termination or withdrawal of the preferred stock exchange offer.

   Any extension, delay, termination or amendment of the preferred stock exchange offer will be followed as promptly as practicable by a public announcement. Without limiting the manner in which Wyndham may choose to make such a public announcement, Wyndham will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by issuing a release to the Dow Jones News Service, except in the case of an announcement of an extension of the preferred stock exchange offer, in which case Wyndham will have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice Wyndham will issue no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Procedure for Tendering Series A Preferred Stock and Series B Preferred Stock

   The tender to Wyndham of series A preferred stock and series B preferred stock by any holder pursuant to one of the procedures described below and Wyndham's acceptance will constitute a binding agreement between the holder and Wyndham on the terms and subject to the conditions described in this joint proxy statement/prospectus and in the preferred stock letter of transmittal.

   A holder of series A preferred stock or series B preferred stock may tender his preferred stock by properly completing and signing the preferred stock letter of transmittal and delivering it, together with the certificates representing the series A preferred stock or series B preferred stock being tendered, and any other documents required by the preferred stock letter of transmittal, to the exchange agent at its address set forth in the preferred stock letter of transmittal on or before the expiration date. Alternately, a stockholder may comply with the book-entry transfer procedures described below.

   The method of delivery of the series A preferred stock, the series B preferred stock, the preferred stock letter of transmittal and all other documents is at your election and risk. If you send documents by mail, we recommend that you use registered mail, return receipt requested, obtain proper insurance, and make your mailing sufficiently in advance of the expiration date to permit delivery to the exchange agent on or before the expiration date. No preferred stock letters of transmittal or shares of series A preferred stock or series B preferred stock should be sent to Wyndham.

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   The exchange agent will make a request promptly after the date of this joint proxy statement/prospectus to establish accounts with respect to the series A preferred stock and series B preferred stock at Wyndham's book-entry transfer facility for the purpose of facilitating the exchange offer. Subject to the establishment of such accounts, any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the series A preferred stock and series B preferred stock by causing the book-entry transfer facility to transfer the series A preferred stock and series B preferred stock into the exchange agent's account with respect to the series A preferred stock and series B preferred stock in accordance with the book- entry transfer facility's procedures for such transfer. Although you are entitled to effect delivery of the series A preferred stock and series B preferred stock through book-entry transfer into the exchange agent's accounts at the book-entry transfer facility, an appropriate preferred stock letter of transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth on the preferred stock letter of transmittal on or before the expiration date.

   Wyndham will consider a tender as having been received as of the date when the exchange agent receives your properly completed and signed preferred stock letter of transmittal accompanied by the shares of series A preferred stock or series B preferred stock, or a confirmation of book-entry transfer of such shares into the exchange agent's account at the book-entry transfer facility.

   Wyndham will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of any tender of series A preferred stock and series B preferred stock. Our determination will be final and binding. Wyndham reserves the absolute right to reject any series A preferred stock or series B preferred stock which is not properly tendered or if the acceptance for exchange of such shares may, in the opinion of our counsel, be unlawful. Wyndham also reserves the absolute right to waive any defect or irregularity in the tender of any series A preferred stock or series B preferred stock. Unless waived, any defects or irregularities with tenders of series A preferred stock or series B preferred stock for exchange must be cured within such reasonable period of time as we will determine. Neither Wyndham, the exchange agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Terms and Conditions of the Preferred Stock Exchange Offer

   The party tendering series A preferred stock or series B preferred stock for exchange transfers the series A preferred stock or series B preferred stock to Wyndham and irrevocably constitutes and appoints the exchange agent as the transferor's agent and attorney-in-fact to cause the series A preferred stock or series B preferred stock to be exchanged. The transferor represents and warrants that it has full power and authority to transfer the series A preferred stock or series B preferred stock and to acquire shares of Wyndham common stock issuable upon the exchange of such tendered shares, and that, when the same are accepted for exchange, Wyndham will acquire good and unencumbered title to the tendered shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by Wyndham or the exchange agent to be necessary or desirable to complete the exchange of tendered shares of series A preferred stock and series B preferred stock or transfer ownership of such shares on the account books maintained by a book-entry transfer facility. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such transferor.

Withdrawal Rights

   Tenders of series A preferred stock and series B preferred stock pursuant to the preferred stock exchange offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.


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   To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the exchange agent at its address set forth on the preferred stock letter of transmittal, and with respect to a facsimile transmission, must be confirmed by telephone and an original delivered by guaranteed overnight delivery. Any notice of withdrawal must specify the person named in the preferred stock letter of transmittal as having tendered series A preferred stock and series B preferred stock to be withdrawn, the numbers of shares of series A preferred stock and series B preferred stock to be withdrawn, a statement that such holder is withdrawing his election to have such series A preferred stock or series B preferred stock exchanged, the name of the registered holder of such series A preferred stock or series B preferred stock and the name to be credited with the withdrawn series A preferred stock and series B preferred stock. The notice must be signed by the holder in the same manner as the original signature on the preferred stock letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to Wyndham that the person withdrawing the tender has succeeded to the beneficial ownership of the series A preferred stock and series B preferred stock being withdrawn. The exchange agent will return the properly withdrawn series A preferred stock and series B preferred stock promptly following receipt of notice of withdrawal. If shares of series A preferred stock or series B preferred stock have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by Wyndham, and such determination will be final and binding on all parties.

   Any series A preferred stock or series B preferred stock so withdrawn will be deemed not to have been validly tendered to exchange for purposes of the preferred stock exchange offer. Any shares of series A preferred stock or series B preferred stock which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without costs to such holder as soon as practicable after withdrawal, rejection of tender or termination of the preferred stock exchange offer. In the case of shares tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, such shares will be credited to an account specified by the holder. Properly withdrawn shares of series A preferred stock or series B preferred stock may be retendered at any time on or prior to the expiration date.

   The withdrawal of tendered series A preferred stock or series B preferred stock will be deemed to be a rejection of the preferred stock exchange offer.

Acceptance of Series A Preferred Stock and Series B Preferred Stock for Exchange; Delivery of Common Stock

   Upon the satisfaction or waiver of all the terms of the preferred stock exchange offer, the acceptance for exchange of the series A preferred stock and series B preferred stock validly tendered and not withdrawn will be made on the exchange date and the issuance of the shares of Wyndham common stock will be made as promptly as practicable after the exchange date. For the purposes of the preferred stock exchange offer, Wyndham shall be deemed to have accepted for exchange validly tendered series A preferred stock or series B preferred stock when, as and if Wyndham has given oral or written notice to the exchange agent.

   The exchange agent will act as agent for the tendering holders of series A preferred stock and series B preferred stock for the purposes of receiving the shares of Wyndham common stock and causing the series A preferred stock or series B preferred stock to be assigned, transferred and exchanged. Under the terms of the preferred stock exchange offer, delivery of shares of common stock to be issued in exchange for accepted series A preferred stock or series B preferred stock will be made by the exchange agent promptly after the exchange date. Tendered series A preferred stock or series B preferred stock which Wyndham does not accept for exchange will be returned without expense to the tendering holders as promptly as practicable following the expiration date.


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   Wyndham will determine, in its sole discretion, all questions as to the validity, form, eligibility, including time of receipt and acceptance of the series A preferred stock or series B preferred stock Wyndham's determination shall be final and binding. Wyndham reserves the absolute right to reject any and all tenders of any particular series A preferred stock or series B preferred stock not properly tendered or not to accept any particular series A preferred stock or series B preferred stock if acceptance might, in the judgment of Wyndham or its counsel, be unlawful. Wyndham reserves the absolute right in its sole discretion to waive any defects or irregularities or conditions of the preferred stock exchange offer as to any particular series A preferred stock or series B preferred stock either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender series A preferred stock or series B preferred stock in the preferred stock exchange offer. The interpretation of the terms and conditions of the preferred stock exchange offer as to any particular series A preferred stock or series B preferred stock either before or after the expiration date, including the letter of transmittal and its instructions, by Wyndham shall be final and binding on all parties. Unless waived, any defects or irregularities with any tenders of series A preferred stock or series B preferred stock for exchange must be cured within a reasonable period of time that Wyndham shall determine. Neither Wyndham, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of series A preferred stock or series B preferred stock for exchange, nor shall any of them incur any liability for failure to give any notification.

Conditions of the Preferred Stock Exchange Offer

   Notwithstanding any other provision of the preferred stock exchange offer, Wyndham will not be required to accept for exchange, or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c), exchange and issue shares of common stock for any series A preferred stock and series B preferred stock tendered and may postpone the acceptance for exchange of or, subject to the restriction set forth above, the exchange and issuance of, shares of Wyndham common stock for series A preferred stock and series B preferred stock tendered and to be exchanged and may terminate or amend the preferred stock exchange offer if the general conditions are not satisfied.

   For purposes of the preceding paragraph, all of the "general conditions" shall be deemed to have been satisfied unless any of the following events shall occur on or after the date of this joint proxy statement/prospectus and prior to the expiration date:

  . any change, or any condition, event or development involving a prospective change, shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of Wyndham, or in the general economic or financial market conditions in the United States or abroad, which is or, in the reasonable judgment of Wyndham, may be materially adverse to Wyndham or its stockholders or to the value of the series A preferred stock and series B preferred stock or there shall have been a significant decrease in the market prices of or trading in the Wyndham common stock, or Wyndham shall have become aware of any fact or occurrence which is or may be materially adverse with respect to the value of the series A preferred stock and series B preferred stock or with respect to the contemplated benefits to Wyndham of the preferred stock exchange offer; or

  .  there shall have occurred:

     --any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market;

     --a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

     --declaration of a national emergency or a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States;


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     --any limitation whether or not mandatory, by any governmental or regulatory authority on, or any other event which might affect, the nature or extension of credit by banks or other financial institutions;

     --any significant adverse change in the United States securities or financial markets; or

     --in the case of any of the foregoing existing at the time of the commencement of the preferred stock exchange offer, a material acceleration, escalation or worsening thereof; or

  . there shall be threatened, instituted or pending any action, proceeding or claim by or before any court or governmental, administrative or regulatory agency or authority or any other person or tribunal, domestic or foreign, challenging the making of the preferred stock exchange offer or the acquisition by Wyndham of any series A preferred stock and series B preferred stock, or seeking to obtain any material damages as a result thereof, or otherwise adversely affecting Wyndham or the value of the series A preferred stock and series B preferred stock which makes it inadvisable to proceed with the preferred stock exchange offer, the acceptance for exchange of series A preferred stock and series B preferred stock or the issuance of the shares of common stock in exchange therefor.

   Additionally, the preferred stock exchange offer will be conditioned upon stockholder approval of the $1 billion equity investment and related transaction.

   All of the foregoing conditions are for the sole benefit of Wyndham and may be asserted by Wyndham regardless of the circumstances giving rise to such condition and may be waived by Wyndham, in whole or in part, at any time and from time to time, in the sole discretion of Wyndham. The failure by Wyndham at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Wyndham concerning the foregoing conditions will be final and binding.

   If any of the foregoing conditions are not satisfied, or, with respect to the above enumerated events, have occurred, Wyndham may, subject to applicable law:

  . terminate the preferred stock exchange offer and return all series A preferred stock and series B preferred stock tendered pursuant to the preferred stock exchange offer to tendering holders;

  . extend the preferred stock exchange offer and retain all tendered series A preferred stock and series B preferred stock until the expiration date for the extended preferred stock exchange offer; or

  . waive the unsatisfied conditions with respect to the preferred stock exchange offer and accept all series A preferred stock and series B preferred stock tendered pursuant to the preferred stock exchange offer.

   In addition, Wyndham reserves the right to amend or modify any or all of the preferred stock exchange offer conditions at any time for any reason.

Dissenters' Rights

   Holders of the series A preferred stock or series B preferred stock do not have any appraisal or dissenters' rights under Delaware law or under the agreement of limited partnership of the Wyndham Partnership.

Exchange Agent

   MacKenzie Partners, Inc. has been appointed as the exchange agent for the preferred stock exchange offer. Wyndham will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. Preferred stock letters of transmittal must be addressed to the exchange agent at its address set forth on the preferred stock letter of transmittal.


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   Delivery to an address other than as set forth on the preferred stock letter of transmittal or transmissions of instructions via a facsimile or telex number other than the ones set forth on the letter of transmittal will not constitute a valid delivery.

Transfer Taxes

   Holders who tender their series A preferred stock or series B preferred stock for exchange will not be obligated to pay any transfer taxes as a result of the transfer and exchange.

Consequences of Failure to Exchange

   Wyndham intends to redeem all shares of series A and series B preferred stock not exchanged in the exchange offer.

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                              Wyndham and Patriot

The Current Structure of Wyndham and Patriot

   Wyndham and Patriot comprise a fully integrated and branded hotel enterprise which currently has an aggregate hotel portfolio of 471 hotel properties with approximately 101,000 rooms in the United States, Canada, the Caribbean and Europe. We are engaged in the ownership, management, leasing and franchising of hotels and resorts, primarily in the luxury and upscale segments. We are focused on integrating our acquired properties and operating companies and are developing our proprietary brands: Wyndham, Grand Bay Hotels & Resorts, and Summerfield Suites. We intend to continue to develop and build brand recognition of our products through the continuation of our re-branding program, a unified marketing campaign, an expanded advertising budget and a proprietary centralized reservation system and reservation organizations.

   We currently operate as a paired share REIT consisting of Patriot, a REIT which owns and leases hotel properties, and Wyndham, an operating company which manages hotel properties, including properties leased from Patriot. We conduct a substantial portion of our business through subsidiary partnerships. Additionally, we conduct a portion of our business through taxable corporate subsidiaries. Patriot owns the non-voting stock of the corporate subsidiaries and Wyndham owns the voting stock of these entities.

Business Strengths

   Strong Brand Name. Wyndham's brands all have at least a 15 year history and the Wyndham brand is one of the most highly recognized in the industry. The Wyndham brand, together with the Grand Bay and Summerfield brands, serve to identify the companies' high quality properties and a high level of customer service and reliability. The strong Wyndham brand, which encompasses multiple products including Wyndham Hotels and Resorts, Wyndham Gardens and Wyndham Grand Heritage, enables us to penetrate different markets and cross-sell properties. Additionally, Patriot recently acquired the Golden Door Spa which it plans to expand throughout its Grand Bay properties.

   Economies of Scale. As we have increased in size, we have been able to realize cost savings at the local, national and corporate levels. We have been able to consolidate common functions between multiple properties located in one city or region including sales functions, laundry and other guest services, maintenance contracts and property-level management. Nationally, as one of the largest owner-operators of hotels, we benefit from greater purchasing and negotiating power when addressing company-wide insurance, marketing, and other hotel services. We believe that additional cost savings will be realized through further centralization of accounting, finance and administration, as efficiencies are realized through the elimination of duplicative functions, and the implementation of larger, company-wide procurement programs.

   Geographically Diverse Operations. We have assembled a geographically diverse portfolio in order to create more consistent and stable operating performance and provide insulation from regional downturns. Properties and operations are spread throughout the United States, Canada, the Caribbean and Europe. We target locations that most often are difficult to duplicate in primary locations near urban centers, airports, new office parks or resort/convention centers.

Business Strategy

   Our growth strategy is to develop our proprietary hotel brands through increasing distribution, generating greater customer awareness, building brand loyalty and maintaining customer satisfaction.

 Internal Growth

   Rebrand Existing Hotels. We believe there are numerous opportunities to improve the performance and investment return of our owned hotels. A core strategy involves replacing the existing hotel manager at non-proprietary hotels with Wyndham management and convert the hotel to the Wyndham brand or other of the

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companies' proprietary brands. By converting these hotels to a proprietary brand, we effectively broaden our brand distribution network. Demonstrating the strength of the Wyndham brand name, the growth in revenue per available room of comparable Wyndham brand hotels for 1998 over 1997 was twice the rate of that for comparable segments of the hotel industry. We anticipate that additional non-Wyndham branded hotels that we acquire in the future and convert to the Wyndham brand should achieve higher occupancy rates and average room rates than has previously been the case as those hotels begin to benefit from our brand recognition, centralized reservation system and group rate pricing.

   Leverage Proprietary Brand Names and Large Scale. We believe that our size and distribution network open significant new revenue opportunities, because they are able to capitalize on marketing multiple products under a single, strong Wyndham brand and can accommodate a larger, more diverse customer base within a given market. In 1999, our advertising campaign will be approximately three times larger than it had been in any single fiscal year. This effort will be focused on group/business travelers which currently comprise 45% of our business and the high-end leisure traveler. The concept of a strong Wyndham brand encompassing multiple products will be a simple and effective message to market the companies' products. By adding properties to markets where only one of our properties previously existed, we have gained the ability to accommodate a larger, more diverse customer base under multiple brands within the same market. This is particularly important to developing a diverse customer profile as group business can be redirected to other of the companies' properties. An additional benefit of an expanded hotel property network has been our success in securing 500 national corporate accounts while reducing per guest marketing costs.

   Strengthen Customer Loyalty. We have focused on strengthening consumer loyalty through the implementation of differentiating customer services. For example, we have upgraded our information systems in order to compile meaningful guest profiles and to provide real-time guest recognition. These technological advances have enabled us to launch unique guest services such as a comprehensive vacation planning service for frequent guests. Additionally, we have successfully launched a program targeted at the female business traveler known as the "Women on Their Way" program. Wyndham is the exclusive hotel partner for the National Association of Woman Business Owners. We also maintain an advisory board comprised of women business travelers that advises on developing products, services and amenities for the woman business or leisure traveler. A third example is Wyndham's unique relationship with American Airlines whereby Wyndham is the only hotel chain that offers triple upgrades and miles to American Airlines frequent flyers.

 External Growth

   Selectively Develop New Hotels. Management has extensive experience in acquiring and financing lodging properties and believes its industry knowledge, relationships and access to market information provide a competitive advantage with respect to identifying, evaluating and acquiring hotel assets. We develop new hotels selectively to accomplish our investment objectives. These objectives include achieving desired returns and growing the brand equity of our proprietary brands. Such investments are concentrated on hotels for which Wyndham will retain long-term management and franchising through one of its proprietary brands. New hotel developments are targeted for selected existing markets where we believe opportunities to strengthen our presence exist, as well as new markets where we do not currently have a presence.

   Augment Franchise Program. Wyndham intends to increase distribution of its proprietary brands through franchising new or existing hotels. To implement this franchising strategy, Wyndham has identified a small group of candidates that it believes are capable of developing and managing a multiple-franchise operation of ten or more Wyndham hotels. With the use of the proprietary reservation system and the marketing and training programs used by the companies' owned and operated hotels, Wyndham expects the franchising program to attract qualified franchisees and facilitate more expedient growth of their core brands. A further benefit of growing the franchise base is that diversified revenue sources from real estate ownership and operations reduce the down-side typically associated with real estate ownership during recessionary periods.

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Current Business Challenges

   Forward Equity Contracts.

   We are parties to forward equity transactions with three counterparties involving the issuance of an aggregate of 13.3 million paired shares, with related price adjustment mechanisms. Upon entering into these transactions, we agreed to issue a varying number of paired shares to each of the counterparties at future settlement dates at prices adjusted for the then current market price of the paired shares. None of the forward contracts provided for any floor on the settlement price per paired share. Under the terms of the forward contract entered into with UBS on December 31, 1997, we issued 3.25 million paired shares to UBS at a purchase price per paired share of $28.125, or aggregate consideration of approximately $93.6 million. Under the terms of the forward equity contract entered into with Nations on February 26, 1998, we issued 4.9 million paired shares to Nations at a purchase price per paired share of $24.8625, or aggregate consideration of approximately $121.8 million. Under the terms of the forward equity contract entered into with PaineWebber on April 6, 1998, we issued 5.15 million paired shares to PaineWebber at a purchase price per paired share of $27.01125, or aggregate consideration of approximately $139.1 million. Under the terms of the forward equity transactions, we sold paired shares to each of the counterparties and simultaneously entered into a forward contract under which we agreed to "settle" the transaction at a stated maturity date based upon the adjusted price of the purchased shares at maturity. During the term of the forward contract, the price of the purchased shares increases at a rate that corresponds to an agreed-upon interest rate. At maturity, the forward contracts provide that each counterparty will sell a number of shares sufficient to generate proceeds equal to the total adjusted purchase price of the purchased shares. Shares may be sold to the public through an underwritten public offering or by other methods, or to private investors. If a counterparty does not receive sufficient proceeds from its sales of the originally purchased shares, we must issue more paired shares to that counterparty for resale until the obligation has been satisfied. The forward equity contracts permit us to pay our obligations in cash as well as paired shares.

   As of the date of this joint proxy statement/prospectus, we had delivered an aggregate of 83.7 million paired shares to the counterparties as collateral, including approximately 4 million paired shares issued as dividends on collateral shares. In addition, the counterparties or their affiliates currently own approximately 13.5 million paired shares, consisting of approximately 12.5 million purchased shares and approximately 1 million shares issued as dividends on the purchased shares. Based on the $5.25 closing price of the paired shares on May 25, 1999 and assuming an average of 2% selling expenses, the forward counterparties would have to sell approximately 63.1 million paired shares, approximately 26% of total current outstanding paired shares, to settle all of the forward equity transactions in full.

   Each of the forward counterparties has the right to require an immediate settlement of its forward equity transaction. As of the date of this joint proxy statement/prospectus, none of the counterparties has sold any paired shares, other than the sale of 754,525 paired shares by one counterparty in December 1998, or required settlement of its forward transaction. We cannot assure you that the forward counterparties will not sell paired shares or require settlement in the future.

   The forward equity contracts permit us to settle the forward transactions by delivering either cash or paired shares. Sources of cash are not currently available for us to make the payments that would be required to settle one or more of the forward transactions in cash. Moreover, we cannot assure you that our bank lenders would consent to any cash settlements prior to the closing of the $1 billion equity investment. Generally, we may settle by delivering paired shares only if a registration statement covering such paired shares is effective. There are currently effective registration statements covering the sale by the three forward counterparties of up to 40 million paired shares and the sale by one counterparty of an additional 4 million paired shares, of which 754,525 paired shares were sold by that counterparty in December 1998. We cannot assure you that these registration statements will remain effective. Given the current market price of the paired shares, any settlement in paired shares would have severely dilutive effects on our capital stock. The number of shares required would

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substantially increase if the market price of the paired shares decreases as a result of the sales of paired shares by the forward counterparties. If any of the counterparties sells paired shares, the conversion price of the preferred stock to be issued to the investors will be adjusted downward to the extent that the price recognized by us on the sale is less than $8.75 per share.

   We currently intend to settle in full all of the forward transactions with a portion of the cash proceeds of the $1 billion equity investment. The estimated aggregate dollar value of the settlement on June 30, 1999 is approximately $333.6 million. As of the date of this joint proxy statement/prospectus, we have paid an aggregate of $54.3 million in cash to the counterparties under the forward equity contracts, in addition to cash dividends paid on the purchase shares. If we settle the forward transactions in cash, the counterparties must deliver to us all paired shares then owned by them or held by them as collateral under the forward agreements.

 Agreements Relating to Existing Credit Facility.

   Our existing credit facility with The Chase Manhattan Bank, Chase Securities, Inc. and PaineWebber Real Estate consists of a $900 million revolving credit facility and a series of term loans in the aggregate amount of $1.8 billion. Interest rates on the existing credit facility are based on our leverage ratio and vary from 1.5% to 2.5% over LIBOR. Under the original terms of the credit facility, a term loan of $350 million was scheduled to mature on January 31, 1999 and a term loan of $400 million was scheduled to mature on March 31, 1999. All of the requisite lenders under the credit facility have agreed to extend the maturity of these two term loans to June 30, 1999. If we do not consummate the $1 billion equity investment by June 30, 1999, or our agreement with the investors otherwise terminates, the maturity on these two term loans will be extended to March 31, 2000 and we will be required to make a $300 million amortization payment by December 31, 1999. Additionally, we will be required to secure the credit facility with mortgages and other security interests by June 30, 1999. We paid fees of $11.7 million to the lenders under the credit facility for their agreement to extend the maturities of the term loans to June 30, 1999.

 Interstate's Third-Party Hotel Management Business

   In May, 1998, we, along with Interstate, entered into a settlement agreement with Marriott International, Inc. which addressed certain claims asserted by Marriott concerning Patriot's then proposed merger with Interstate. The settlement agreement provided for the dismissal of litigation brought by Marriott, and allowed Patriot's merger with Interstate to close. In addition to dismissal of the Marriott litigation, the settlement agreement provides for our re-branding of ten Marriott hotels under the Wyndham name; Marriott's assumption of the management of ten Marriott hotels formerly managed by Interstate for the remaining term of the Marriott franchise agreement; and our divestiture of the third-party management business which was operated by Interstate no later than June 14, 1999.

   If we do not complete the spin-off by June 14, 1999, Marriott will be entitled to receive liquidated damages. We will also be subject to Marriott's right to purchase, subject to third-party consents, the hotels to be submanaged by Marriott and six additional Marriott hotels owned by us at their then appraised values.

   Additionally, we anticipate that Marriott would require third-party owners of Marriott-branded hotels that we manage to replace us as manager of their hotels. As a result, each respective hotel would either: (1) lose the Marriott brand, at which time we would have to compensate Marriott for any lost franchise fees or (2) terminate the management contract with us and enter into a contract with another manager. We would owe liquidated damages on any third-party Marriott-franchised hotel which chooses to convert its brand. The total amount of liquidated damages we could pay to Marriott under the circumstances described above is $194 million.

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The Restructuring of Wyndham and Patriot

General

   In the restructuring, the following events will occur:

    . A reverse stock split of the common stock of Wyndham and Patriot.

    . A wholly-owned subsidiary of Wyndham will merge with and into Patriot with Patriot surviving.

    . The pairing agreement between Wyndham and Patriot will terminate.

    . Patriot will terminate its status as a REIT effective January 1, 1999.

    . The non-voting stock of specified corporate subsidiaries held by Patriot's operating partnership will be transferred so that such stock will be owned directly by Patriot and/or Wyndham, rather than through Patriot's operating partnership.

    . The third party partners in both Patriot's operating partnership and the Wyndham's operating partnership will be offered an opportunity to exchange their limited partnership interests for Wyndham common stock.

    . The preferred stockholders of Wyndham will be offered an opportunity to exchange their preferred stock for Wyndham common stock, and preferred stock not exchanged will be redeemed by Wyndham.

Indebtedness

   New Credit Facility. Patriot has recently signed a commitment letter with Chase Securities Inc. and The Chase Manhattan Bank for new senior credit facilities for Wyndham in the amount of $1.8 billion, comprised of a term loan facility and a revolving loan facility. Definitive agreements relating to the new credit facility are expected to be finalized at the same time that the $1 billion equity investment is completed. Under the terms of the commitment letter, The Chase Manhattan Bank will act as the administrative agent and Chase Securities Inc. will act as the lead arranger for a syndicate of lenders which will provide Wyndham with $1 billion in term loans and up to $800 million under the revolving loan facility, of which a maximum of $560 million may be drawn at the closing of the $1 billion equity investment. The term loan facility has a seven year term and the revolving facility has a five year term. Under the terms of the commitment letter, interest rates for the new credit facility are based upon LIBOR spreads varying from 1.5% to 3.00% per annum for the revolving loan facility and 3.00% to 3.75% per annum for the term loan facility, based both on Wyndham's leverage ratio and on whether any increasing rate loans are outstanding. However, at Wyndham's election or under other specified circumstances, the term loans and revolving loans may instead bear interest at an alternative base rate plus the applicable spread. The alternative base rate is equal to the greater of The Chase Manhattan Bank's prime rate or federal funds rate plus 0.5%, and the alternative spread is 1.0% below the applicable LIBOR spread. Subject to limited agreed-upon exceptions, the new credit facility will be guaranteed by the domestic subsidiaries of Wyndham, and will be secured by pledges of equity interests held by Wyndham and its subsidiaries. The proceeds from the term loan facility will be used to finance our restructuring. The proceeds from the revolving loan facility will be used for working capital and general corporate purposes.

   Increasing Rate Loans. We have signed a commitment letter with The Chase Manhattan Bank, Chase Securities Inc., Bear Stearns & Co. Inc., and The Bear Stearns Companies Inc. providing that The Chase Manhattan Bank, The Bear Stearns Companies Inc. and a possible syndicate of other lenders will provide an increasing rate loan facility in the amount of $650 million. The increasing rate loan carries a term of five years. Interest rates for the increasing rate loans are based on LIBOR spreads and are initially set at 0.25% below the initial LIBOR spread on the term loan facility, but increase by 0.50% every three months, with a cap of LIBOR plus 4.75%. However, under other specified circumstances interest accrues at an alternate rate equal to the rate borne by three-month treasury securities plus 1.0%, plus the applicable spread. The lenders under the increasing rate loans receive the benefit of the same guarantees and pledges of security provided under the new credit facility. The proceeds from the increasing rate loans will be used to finance our restructuring.


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   Wyndham may determine to issue, at or after the closing of the new credit facility, senior unsecured notes with a 10-year term, the proceeds of which would be used to repay or replace borrowings under the increasing rate loans and the revolving credit facility.

   Wyndham's ability to borrow under its revolving loan facility is subject to Wyndham's compliance with a number of customary financial and other covenants, including total leverage and interest coverage ratios.

   In May 1999, The Chase Manhattan Bank and Chase Securities Inc. notified the companies that they were exercising their rights under the "market flex" provisions of the commitment letters to change the terms of the senior credit facilities. The revolving credit facility has been reduced from $800 million to $600 million, the term loan facility has been increased from $1 billion to $1.2 billion and the maximum that may be drawn at the closing has been reduced from $560 million to $400 million. No assurances can be given that the lenders will not exercise their market flex provisions again prior to the closing of the new credit facility. Additionally, Wyndham and the lenders may agree to amend the provisions of the commitment letter to change the allocation of debt within the facilities or adjust the interest rate. Any further changes may increase the interest expense incurred by Wyndham under the new credit facility.

   Wyndham and Patriot have agreed to pay the agents and the lenders customary fees for a facility of this nature ranging from approximately $48 million to $61 million.

 Mortgage Debt

   As of March 31, 1999, we had $984.2 million of outstanding mortgage and other secured debt. The existing mortgage debt has a weighted average interest rate of 8.3% and a weighted average remaining life of 4.7 years. This mortgage debt is secured by 51 of our properties.

   We have received a commitment from Bear, Stearns & Co. Inc. to provide up to $340 million of new mortgage debt which will be secured by 25 properties. The new mortgage debt will have a term of five years and bear interest at the rate of LIBOR plus 3.25%. Bear Stearns intends to securitize this debt and, depending on the execution of the securitization, we may be able to obtain a lower interest rate on the new mortgage debt. The closing of the new mortgage debt is subject to closing of the recapitalization and restructuring transactions and other customary conditions.

   In addition, Bear Stearns has also committed to provide to us, prior to the closing of the recapitalization and restructuring transactions, a $100 million loan which would be secured by 10 properties. This loan would have a two-year term and would have an interest rate of LIBOR plus 4%. This loan is not subject to the closing of the recapitalization and restructuring transactions and may be drawn upon at our option. Any amounts borrowed under this facility will be credited against the $340 million mortgage debt commitment described above.

   We have also received a commitment from Lehman Brothers Inc. to provide $235 million of mortgage debt which will be secured by 10 properties. This mortgage debt will have a three-year term, with a one-year extension option, and will have an interest rate of LIBOR plus 3.50% plus an additional 1.75% on the principal amount payable at maturity.

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                        Federal Income Tax Consequences

   The following discussion describes the material federal income tax consequences applicable to Wyndham, Patriot and to Wyndham and Patriot stockholders that are expected to result from (1) the reverse stock splits, (2) the merger of a subsidiary of Wyndham into Patriot, and the resulting exchange of Patriot stock for Wyndham common stock or cash, (3) the termination of Patriot's REIT status, (4) the offers to third party limited partners to exchange their limited partner interests in the Wyndham partnership and the Patriot partnership for Wyndham common stock, and (5) the offer to holders of Wyndham preferred stock to exchange their preferred shares for Wyndham common stock. Certain aspects of the contemplated rights offering also are discussed. This discussion assumes that each holder holds his Wyndham or Patriot stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). This discussion does not address all aspects of taxation of the merger, restructuring and the related transactions that may be relevant to particular stockholders in light of their personal investment or tax circumstances or to stockholders subject to special treatment under the federal income tax laws, such as dealers in securities, foreign persons, life insurance companies, tax-exempt organizations, financial institutions and taxpayers subject to the alternative minimum tax. This discussion does not discuss any state, local or foreign tax considerations. This discussion is based on the Internal Revenue Code as currently in effect and on applicable Treasury Regulations and judicial and administrative interpretations, all of which are subject to change, including changes that may be retroactive. You are urged to consult your own tax advisors as to the specific tax consequences to you of the merger and the related restructuring transactions, including applicable federal, state, local and foreign tax consequences.

   Goodwin, Procter & Hoar llp, special tax counsel for Wyndham and Patriot, has opined on certain federal income tax consequences of the merger and restructuring. As noted below, Goodwin, Procter & Hoar llp also has opined that the following discussion, to the extent it constitutes statements of, or legal conclusions regarding, federal income tax law, is accurate in all material respects. These opinions are not binding on the Internal Revenue Service or any court, and no assurance can be given that the Internal Revenue Service will not challenge the propriety of part or all of such opinions or that such a challenge would not be successful. Goodwin, Procter & Hoar llp's opinions rely and are premised on the accuracy of factual statements and representations made by Patriot and Wyndham. No other opinions of counsel have been rendered, and neither Patriot nor Wyndham will request any ruling or determination letters from the Internal Revenue Service on any tax issue connected with the restructuring or the related transactions.

   The Reverse Stock Splits. If Proposals 4 and 5 are approved, Wyndham and Patriot will undertake 1:20 reverse stock splits with respect to their paired shares immediately prior to the merger. Goodwin, Procter & Hoar LLP has opined that holders of paired shares will not recognize gain or loss as a result of the reverse stock splits. The aggregate tax basis of the shares of Wyndham common stock and Patriot common stock received by each paired shareholder in the reverse stock splits will be equal to the tax basis of the shares of Wyndham common stock and Patriot common stock, respectively, surrendered in exchange therefor. A paired shareholder's holding period with respect to the Wyndham common stock and Patriot common stock received in the reverse stock splits will include the holding period of the Wyndham common stock and Patriot common stock, respectively, surrendered in exchange therefor, if such holder held his paired shares as a capital asset at the time of the reverse stock splits.

   For federal income tax purposes each paired share consists of two component shares of stock, a share of Wyndham common stock and a share of Patriot common stock, and each component share has a separate tax basis and holding period. Consequently, a stockholder's basis and holding period in a share of Patriot common stock and a share of Wyndham common stock prior to the reverse stock splits depends in part on how the stockholder acquired his paired shares, as well as the amount of return of capital distributions, if any, received with respect to each component share. Stockholders who acquired a paired share for cash or in a fully taxable transaction will have the same holding period for each component share of the paired share, and their aggregate initial tax basis in the paired share will have been allocated between the component shares in proportion to their relative fair market values at the time of acquisition. In this regard, Wyndham and Patriot have agreed that

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95% of the value of a paired share is allocable to the Patriot component share, and 5% of the value of a paired share is allocable to the Wyndham component share. This allocation of value has been agreed to at all times since Patriot acquired its paired share structure through the merger of Patriot's predecessor into California Jockey Club. Stockholders who acquired their paired shares in tax-free or partially tax-free transactions, such as former stockholders of Interstate Hotels Company or Wyndham Hotels Corporation or stockholders of Patriot's unpaired predecessor who participated in the California Jockey Club merger, generally will have different holding periods in the component shares of their paired shares, and the aggregate initial tax basis in the stockholders' paired shares will have been allocated between the component shares in accordance with the tax rules that applied to the relevant transaction. Irrespective of how a stockholder acquired his paired shares, the initial tax basis in each share of Wyndham common stock and each share of Patriot common stock will have been reduced by any subsequent return of capital distributions made by the issuing corporation. In this regard, stockholders should note that although Wyndham has made no distributions to paired stockholders since the California Jockey Club merger, Patriot has made significant return of capital distributions.

   Tax Consequences of the Merger to Patriot Stockholders. Goodwin, Procter & Hoar LLP has opined to the effect that the transfers by Patriot stockholders of their Patriot stock to Wyndham in exchange for Wyndham common stock pursuant to the merger of a subsidiary of Wyndham into Patriot will qualify for nonrecognition treatment under Section 351 of the Internal Revenue Code. Except as discussed below under the captions "Tax Treatment of Cash Paid For Patriot series B Preferred Stock" and "Certain Tax Consequences To Stockholders Who Also Participate In The Partnership Exchanges," counsel has opined that the federal income tax consequences of the merger to holders of paired shares and Patriot series A preferred stock, other than dissenters, will be as follows:

     (1) Holders of paired shares and Patriot series A preferred stock will not recognize gain or loss on the exchange of their Patriot common stock or Patriot series A preferred stock for Wyndham common stock.

     (2) The aggregate tax basis of the shares of Wyndham common stock received by each Patriot stockholder in the merger will be equal to the tax basis of the shares of Patriot stock exchanged therefor.

     (3) A stockholder's holding period with respect to the Wyndham common stock received in the merger will include the holding period of the Patriot stock exchanged therefor if the Patriot stock was held as a capital asset at the effective time of the merger.

Stockholders who hold blocks of Patriot shares with different tax bases or holding periods should note that the Internal Revenue Service takes the position that the different bases and/or holding periods of assets transferred in a Section 351 exchange cannot be traced to specific shares received in the exchange. Stockholders should consult their tax advisors regarding the basis and holding periods of your Wyndham shares received in the merger.

   Tax Treatment of Cash Paid for Patriot Series B Preferred Stock. The tax treatment of cash paid for Patriot series B preferred stock in the merger depends in part on whether a holder of series B preferred shares also holds Wyndham stock after the merger (or is deemed to hold Wyndham stock under applicable constructive ownership rules) and the extent to which the receipt of cash for Patriot series B preferred stock is governed by the rules of Section 304 of the Internal Revenue Code, rather than the rules of Section 351 of the Internal Revenue Code generally applicable to the merger.

   Regardless of whether Section 351 or Section 304 governs the receipt of cash for Patriot series B preferred stock in the merger, holders of Patriot series B preferred shares who do not hold, and are not deemed to hold, under applicable constructive ownership rules, Wyndham stock after the merger will recognize capital gain or loss upon the exchange of their Patriot series B preferred shares for cash in the merger based on the difference between the redemption price of $25 per share and their tax basis in the redeemed shares. This gain will be short term capital gain provided that the merger occurs in 1999. If
Section 304 does not apply, the consequences will be the same for any holder of Patriot series B preferred stock who does not also receive

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Wyndham common stock in the transactions (exclusive of Wyndham common stock received in the reverse stock splits or for Wyndham preferred shares). If
Section 304 applies to the receipt of cash in the merger, holders of Patriot series B preferred shares who do not actually hold stock of Wyndham following the merger but who are deemed to hold stock of Wyndham following the merger under the constructive ownership rules of Section 318 of the Internal Revenue Code, as modified by Section 304(c) of the Internal Revenue Code, will be subject to the rules of Section 304 as discussed below. Stockholders who are or will be affiliated with or hold or will hold an interest in an entity that owns stock of Wyndham or Patriot, whose family members own or will own stock of Wyndham or Patriot, or who hold or will hold options on paired shares should consult with their tax advisors concerning the application of the Section 304 and Section 318 constructive ownership rules.

   If Section 304 of the Internal Revenue Code does not apply to the receipt of cash for Patriot series B preferred stock in the merger, holders of Patriot stock who receive stock of Wyndham in the merger and who also receive cash for their Patriot series B preferred shares in the merger will recognize capital gain but not loss, with respect to their Patriot stock up to the amount of cash received, pursuant to Section 351 of the Internal Revenue Code. For purposes of computing the amount of gain recognized, the Internal Revenue Service takes the position that the Wyndham common stock and cash received by each stockholder must be allocated among each share of each class of Patriot stock exchanged by that stockholder in the merger, based on the relative value of each such Patriot share. The amount of gain recognized with respect to each such share of Patriot stock in such case equals the lesser of (1) the excess of the value of the Wyndham stock and cash received for such Patriot share, based on the foregoing allocation, over the holder's tax basis in such Patriot share and (2) the amount of cash received with respect to such Patriot share, based on the foregoing allocation. If Section 304 does not apply, a shareholder's tax basis in the Wyndham shares received in the merger will equal the tax basis in the Patriot shares exchanged therefor, decreased by the amount of cash received by such shareholder and increased by the amount of gain, if any, recognized by such shareholder in the merger.

   Section 304 of the Internal Revenue Code will apply to the receipt of cash received in the merger, and will supersede the rules of Section 351 in this regard, if the former Patriot shareholders control Wyndham following the merger. Although not entirely clear, it appears that the $1 billion equity investment, the issuances of Wyndham shares pursuant to the partnership exchange offers and Wyndham's exchange of existing shares of Wyndham preferred stock for Wyndham common stock (or cash) should be taken into account in determining whether former Patriot stockholders control Wyndham following the merger. "Control" for this purpose means the ownership of stock possessing at least fifty percent of the total combined voting power of all classes of stock entitled to vote or at least fifty percent of the total combined value of all classes of stock, determined with reference to certain constructive ownership rules. Whether or not this control requirement will be satisfied will depend on certain facts and circumstances at the time of the restructuring which cannot be predicted. For example, changes in the market value of paired shares could determine whether former Patriot stockholders will have control of Wyndham by value. As another example, the extent to which limited partners who are not also Patriot stockholders acquire Wyndham shares in the partnership exchanges offers could determine whether former Patriot stockholders will have control of Wyndham by vote. Further, the extent, if any, to which a portion of the Wyndham stock acquired by the investors is deemed owned, under applicable constructive ownership rules, by former Patriot stockholders could determine whether former Patriot stockholders will have control of Wyndham by value or vote.

   Provided that Section 304 of the Internal Revenue Code applies, a holder of Patriot series B preferred shares who receives cash in the merger and who also owns, or is deemed to own, Wyndham stock after the merger will be treated as having received such cash as a distribution in redemption of stock of Wyndham. In general, the cash received in this deemed redemption will be treated as either a distribution from Wyndham, taxable as a dividend to the extent of its allocable share of the earnings and profits of Wyndham and Patriot, or as a sale of shares to Wyndham. It will be treated as a distribution unless the deemed redemption is "substantially disproportionate" or "not essentially equivalent to a dividend" within the meaning of Section 302(b) of the Internal Revenue Code, as determined by comparing the shareholder's pre-transaction ownership

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in Patriot with the shareholder's post-transaction indirect ownership in
Patriot through Wyndham, with certain modifications to the applicable constructive ownership rules. A shareholder's post-transaction indirect ownership in Patriot will equal his percentage interest in Wyndham stock determined by value. If a stockholder's deemed redemption is substantially disproportionate or not essentially equivalent to a dividend, it will be treated as a sale. In general, because of the substantial dilution that will result from the investors' equity investment in Wyndham, a holder of Patriot series B preferred stock and paired shares who does not actually or constructively acquire any additional shares of Wyndham stock, other than the Wyndham common shares issued to him in the merger, should be able to report the deemed redemption as a sale. All holders of Patriot series B preferred shares are urged to consult with their own tax advisors regarding the application of
Section 302(b) of the Internal Revenue Code to their particular circumstances. If the deemed redemption is treated as a sale, the amount of gain or loss that a series B preferred shareholder will recognize depends upon which of the shareholder's Patriot shares are treated as purchased by Wyndham for purposes of Section 304. If the form of the transaction is respected for tax purposes, Wyndham will be treated as purchasing only Patriot series B preferred shares, with the result that each holder of Patriot series B preferred shares will recognize gain or loss based on the difference between the holder's tax basis in its series B preferred shares and the $25 per share redemption price. Wyndham currently intends to report the transaction for tax purposes consistent with this allocation of the cash. The Internal Revenue Service takes the position, however, that cash received in a Section 351 exchange should be allocated pro rata among the assets being exchanged by the transferor. The Internal Revenue Service might apply a similar approach for purposes of Section 304, in which case a holder of Patriot series B preferred shares would calculate gain or loss by treating the cash received in the merger as if it were used to purchase a pro rata portion, based on relative fair market values, of each share of each class of Patriot stock exchanged by the shareholder in the merger.

   To the extent that cash received in the merger by a holder of Patriot series B preferred shares is treated as a distribution under Section 304 of the Internal Revenue Code, this distribution will be taxable as an ordinary income dividend to the extent of its allocable share of the earnings and profits of Patriot and Wyndham. Any portion of the distribution which is not paid out of earnings and profits will reduce the holder's basis in its Wyndham shares to the extent thereof, and thereafter will be treated as a gain from the sale of such shares. Provided the cash is treated as a distribution, in general, the holder's tax basis in its Patriot shares that are treated as purchased by Wyndham for purposes of Section 304 (i.e., the Patriot series B preferred shares if the form of the transaction is respected) will be added to the holder's basis in its Wyndham shares. To the extent that a corporate holder of Patriot series B preferred stock is treated as having received a dividend as a result of Section 304, such dividend will constitute an "extraordinary dividend" subject to the special rules of section 1059 of the Internal Revenue Code. Provided that the form of the transaction is respected for purposes of
Section 304, so that Wyndham is treated as purchasing only Patriot series B preferred shares, these rules will require a corporate holder entitled to a dividends received deduction for such dividend to apply the amount of the dividend against its tax basis in its Patriot series B preferred shares (or any other Patriot shares treated as purchased by Wyndham if the form is not respected) and recognize gain to the extent the dividend amount exceeds such tax basis. If the amount of the dividend is less than such tax basis, these rules will have the effect of reducing the tax basis the holder otherwise would receive in its Wyndham shares by the amount of the dividends.

   The rules of Section 304 and their interaction with Section 351 are very complex, and stockholders who may be subject to these rules are urged to consult with their own tax advisors regarding the application of these rules to them.

   Tax Consequences of the Reverse Stock Splits and Merger to Patriot and Wyndham. No gain or loss will be recognized by Wyndham or Patriot as a result of the reverse stock splits and the merger. It is likely, however, that the restructuring and the $1 billion equity investment will trigger certain limitations on Wyndham's and/or Patriot's ability to use certain net operating losses and capital loss carryforwards to offset taxable income generated following the restructuring and such investment. As of December 31, 1998, Wyndham and certain affiliated subsidiaries had net operating loss carryforwards of approximately $77.5 million, and Patriot had a capital loss carryforward of approximately $49 million.

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   Tax Consequences of Termination of REIT Status. As a consequence of the restructuring, Patriot will convert from a REIT to a taxable C corporation. The termination of Patriot's REIT status will be retroactive to January 1, 1999. As a result, distributions to stockholders will not be deductible for purposes of computing taxable income, and Wyndham and Patriot will be subject to tax, including any applicable alternative minimum tax, on their consolidated taxable income at regular corporate rates, without offset for distributions of such income to stockholders. Wyndham will take a one-time accounting charge of approximately $750 million related to a deferred tax liability. Moreover, although Patriot was required to distribute at least 95% of its net income annually in order to maintain REIT qualification, no such minimum distribution requirements will apply to Wyndham or Patriot beginning January 1, 1999, and the annual dividends paid on Wyndham common shares likely will be substantially less than the dividends historically paid by Patriot. The termination of Patriot's REIT status will cause Patriot to lose permanently its status as a grandfathered paired REIT, and Patriot will not be able to utilize the paired structure for any of its properties if it were to re-elect REIT status. Moreover, Patriot generally will be prohibited from re-electing REIT status for four years, and, in any event, there can be no assurance that Patriot will be in a position to re-qualify as a REIT at a future date.

   With the termination of Patriot's REIT status and the conversion of your Patriot stock into Wyndham stock through the merger, your investment in Wyndham will be taxed under the general rules applicable to investments in stock of regular C corporations, and you will no longer be subject to the special rules governing REITs or paired shares. For example, none of the dividends that you may receive from Wyndham will be eligible for the favorable treatment accorded capital gain dividends by REITs, and all distributions will be taxed as ordinary dividend income to the extent paid out of Wyndham's earnings and profits. On the other hand, distributions to corporate distributees may be eligible for the dividends received deduction, subject to certain limitations in the Internal Revenue Code.

   Dividends paid by Wyndham to non-U.S. stockholders will not be subject to the withholding taxes otherwise applicable to capital gains dividends by Patriot under the Foreign Investment in Real Property Tax Act ("FIRPTA"). Non-US stockholders should be aware that, as a result of the termination of Patriot's REIT status effective January 1, 1999, their Patriot shares will no longer be eligible for an exemption from FIRPTA for stock of a domestically-controlled REIT. Non-US stockholders also should be aware that Wyndham will constitute a "united states real property holding corporation" within the meaning of FIRPTA following the restructuring. Non-U.S. stockholders should consult their tax advisors regarding the possible imposition of FIRPTA taxes upon the disposition of their Patriot shares in the merger or any subsequent disposition of their Wyndham shares.

   In connection with the termination of Patriot's REIT status, the Patriot partnership and certain other lower-tier partnerships of Patriot will terminate for federal income tax purposes under Section 708 of the Internal Revenue Code as of January 1, 1999. As a result of these terminations, these partnerships may have to depreciate certain assets over longer periods, which could reduce Patriot and Wyndham's deductions, and consequently their ability to deter recognition of taxable income with respect to these properties. In addition, it is possible that losses suspended under Section 704(d) of the Internal Revenue Code regarding losses in excess of a partner's basis in its partnership interest would no longer be eligible for carryover to future years.

   Tax Consequences of the Wyndham Preferred Stock Exchange Offer. Wyndham will extend an offer to the current holders of the Wyndham preferred stock to exchange their shares of Wyndham preferred stock for shares of Wyndham class A common stock prior to the merger. Holders who accept this offer will not recognize gain or loss on the exchange of their Wyndham preferred stock for Wyndham class A common stock. The tax basis of the shares of the Wyndham class A common stock received by such holders will be equal to the tax basis of the shares of Wyndham preferred stock exchanged therefor. The holding period with respect to the Wyndham class A common stock received by such holders will include the holding period of the Wyndham preferred stock exchanged therefor, so long as such Wyndham preferred stock was held as a capital asset at the time of the exchange. No gain or loss will be recognized by Wyndham as the result of the exchange.

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   Wyndham will redeem for cash any remaining shares of Wyndham preferred stock not exchanged for Wyndham class A common stock. In general, each holder of Wyndham preferred stock whose shares are redeemed for cash will recognize gain, or loss, long term or short term as the case may be, on the redemption of his preferred stock provided that the redemption is "not essentially equivalent to a dividend" under Section 302(b) of the Internal Revenue Code. In general, the determination whether the redemption is essentially equivalent to a dividend depends on whether and to what extent the transactions related to the redemption will be deemed to reduce the holder's percentage stock ownership of Wyndham following the redemption. In general, if the redemption and related transactions result in a meaningful reduction in the holder's deemed percentage stock ownership of Wyndham, the redemption should be not essentially equivalent to a dividend with respect to the holder. For purposes of these tests a holder's percentage stock ownership includes not only actual stock ownership but constructive stock ownership applying certain attribution rules in Section 318 of the Internal Revenue Code. Redemptions of existing Wyndham preferred shares that do not qualify as "not essentially equivalent tax dividend" will be treated as a distributions to the holder, taxable as a dividend to the extent paid out of Wyndham's earnings and profits. To the extent not paid out of earnings and profits, the distribution will reduce the holder's basis in its other Wyndham shares to the extent thereof and thereafter will be treated as gain from the sale of Wyndham shares. In the case of redemptions treated as distributions, the basis of the redeemed shares generally will be added to the basis of the holder's other Wyndham shares.

   Holders of Wyndham preferred stock who exchange some, but not all, of their Wyndham preferred stock for Wyndham class A common stock will receive cash in redemption of their Wyndham preferred shares not exchanged for common stock. These stockholders will recognize gain but not loss equal to the lesser of (1) the excess of the value of the Wyndham common shares and cash received for their Wyndham preferred shares over the tax basis of the Wyndham preferred shares exchanged therefor and (2) the amount of cash received in redemption of their Wyndham preferred shares. Any such gain will be capital gain, long-term or short-term as the case may be, unless the exchange and redemption have "the effect of a distribution of a dividend" under Section 356 of the Internal Revenue Code. If the exchange and redemption have the effect of a dividend, the gain will be treated as a dividend to the extent paid out of earnings and profits, and the balance will be treated as capital gain. In general, the determination of whether the exchange and redemption have the effect of a distribution of a dividend is made under the same principals as the determination of whether or not a redemption of Wyndham preferred shares is not essentially equivalent to a dividend, as discussed above. A stockholder who receives both Wyndham common shares and cash for his existing Wyndham preferred shares will receive an aggregate tax basis in the Wyndham common shares equal to the tax basis in the preferred shares exchanged therefor, decreased by the amount of cash received and increased by the amount of gain recognized in the exchange and redemption (including any gain treated as a dividend).

   Tax Consequences of the Partnership Exchange offers to Wyndham. Together with the stock exchanges resulting from the merger, exchanges of partnership interests for Wyndham common stock pursuant to the partnership exchange offers also will qualify for treatment under Section 351 of the Internal Revenue Code. Consequently, Wyndham's tax basis with respect to the partnership interests acquired in the partnership exchange offers generally will be the tax basis that the exchanging limited partners had in their partnership interests immediately prior to the exchanges, increased by the amount of any gain recognized by the exchanging limited partners upon such exchanges, rather than the fair market value of such partnership interests. To the extent that the exchanging limited partners initially contributed appreciated property for their partnership interests, taxable gains that would otherwise be specially allocated to the exchanging limited partners on disposition of those properties will instead be specially allocated to Wyndham. On the other hand, to the extent that exchanging limited partners recognize gain in the exchanges, which will occur to the extent that the partnership liabilities attributable to the units exchanged exceed the exchanging limited partner's basis in those units, the partnership generally will be able to increase the tax basis of its assets. This increase in the tax basis of partnership assets will result in increased depreciation and amortization deductions to Wyndham in the future, which deductions generally will not be shared with limited partners who do not participate in the partnership exchange offers. Future taxable gains recognized by Wyndham as the result of dispositions of properties also will be reduced and losses increased, as a result of the basis step-up.

   Depending of the amount of Wyndham Partnership interests tendered in the partnership exchange offers, the exchanges may cause a termination of the Wyndham Partnership for tax purposes under Section 708 of the Internal Revenue Code, with consequences similar to those resulting from the termination of the Patriot Partnership as outlined above.

   Tax Consequences of the Rights Offering. The proper treatment of the proposed issuance of rights to purchase class A preferred stock to Wyndham common stockholders following the transactions is not clear due to the lack of authority on the issue. The issuance of rights to purchase class A preferred stock to holders of Wyndham common stock could be treated as a tax-free distribution to such stockholders, and Wyndham currently intends to report the transaction in this manner. Under this analysis, a stockholder's basis in the rights distributed to him depends on the fair market value of the rights at the time of distribution. If the fair market value of the rights is less than 15% of the fair market value of the stockholder's Wyndham common stock, then the basis in the rights will be zero unless the stockholder irrevocably elects (in the manner prescribed in the regulations under Section 307 of the Internal Revenue Code) to allocate the adjusted basis of his Wyndham common stock between the rights and such stock in proportion to the fair market values of each on the date the rights are distributed. If the fair market value of the rights is 15% or greater of the fair market value of the stockholder's Wyndham common stock at the time of distribution, then basis in the rights will be determined by allocating the adjusted basis of the distributee's Wyndham common stock between the rights and such stock in proportion to the fair market values of each at the time of distribution. If the issuance of rights is treated as such a tax-free distribution, then the holding period of the rights will include the period that the stockholder held the Wyndham common stock in respect of which the rights were distributed. The holding period of the class A preferred stock to be received upon exercise of such rights, however, will begin on the date the rights are exercised. If a distributee of rights allows them to lapse unexercised, any basis allocable thereto will in effect revert to his Wyndham common shares. Notwithstanding the foregoing, the Internal Revenue Service could take the position that the issuance of the rights to purchase class A preferred stock to holders of Wyndham common stock should be treated for federal income tax purposes as a distribution of property in the amount of then fair market value of such rights. Under that analysis, the distribution would be taxable as a dividend to the extent it is paid out of the earnings and profits of Wyndham remaining after earnings and profits are allocated to distributions paid on Wyndham preferred shares during the taxable year. To the extent the value of the rights at the time of distribution exceeded the earnings and profits of Wyndham allocable to such distribution, the distribution would be treated as a non-taxable return of capital that reduced the tax basis in a shareholder's shares to the extent thereof and thereafter as gain from the sale of such shares.

   Certain Tax Consequences To Stockholders Who Also Participate In The Partnership Exchanges. Certain of the federal income tax consequences described above may be modified for holders of Patriot and Wyndham stock who also participate in the partnership exchange offers or who do not exchange all of their interests in the Patriot partnership. These modifications are summarized below. For a detailed discussion of the federal income tax consequences of the partnership exchange offers stockholders who also are partners in the Patriot or Wyndham partnerships should review the materials distributed to them in connection with such exchanges. The following discussion is qualified in its entirety by the detailed discussion contained in such materials.

   In general, except as otherwise discussed below, the federal income tax consequences of both exchanging limited partnership interests in the partnership exchange offers and exchanging shares pursuant to the merger will be as follows:

    . A partner will not recognize gain or loss on the exchange of Patriot shares and limited partnership interests for Wyndham common stock.

    . If a partner receives cash for Patriot series B preferred stock in the merger, the partner will recognize gain, but not loss, with respect to each share of Patriot stock or limited partnership interest transferred to Wyndham equal to the lesser of (A) the amount of cash allocable to the share or limited partnership interest and
      (B) the amount by which the sum of (1) the cash allocable to the share or limited partnership interest, (2) the fair market value of the Wyndham common stock received that is allocable to the share or limited partnership interest and (3) the portion of the aggregate partnership liabilities attributable to the limited partnership interests exchanged by the partner that is allocable to the share or limited partnership interest, exceeds the partner's tax basis in the share or limited partnership interest transferred.

    . The aggregate tax basis of the shares of Wyndham common stock that a partner receives in the merger and the partnership exchange offers will be equal to the aggregate tax basis of the limited partnership interests and shares of Patriot stock exchanged therefor, decreased by the amount of partnership liabilities attributable to the partnership units exchanged and the amount of any cash received and increased by the amount of any gain recognized in the partnership exchange offers and the merger.

    . The holding period of the shares of Wyndham common stock received generally will include the holding period of the limited partnership interests as well as the shares of Patriot stock exchanged, provided that the partner holds the units and Patriot stock as capital assets at the time of the partnership exchange offers and the merger. The holding period of a portion of the shares of Wyndham common stock may, however, begin on the date following the exchange.

    . If Section 304 of the Internal Revenue Code applies as discussed below, then for purposes of the calculations above the partner should disregard any partnership liabilities, cash and shares of Patriot stock that are subject to special treatment under Section 304.

Notwithstanding the foregoing, under Section 357(c) of the Internal Revenue Code, a partner will recognize gain when the partner exchanges limited partnership interests pursuant to the partnership exchange offers if and to the extent that (1) the aggregate amount of partnership liabilities attributable to the limited partnership interests exchanged, other than any portion of such liabilities subject to special treatment under Section 304 as discussed below, exceeds (2) the aggregate tax basis in the limited partnership interests exchanged plus the partner's aggregate tax basis in the shares of Patriot stock exchanged in the merger, other than any such shares subject to special treatment under Section 304 of the Code as discussed below.

   In general, any gain recognized will be capital gain and will be long-term capital gain if and to the extent allocable to Patriot's stock or units for which the partner has a holding period of more than one year. However, a portion of the gain recognized could be recharacterized as ordinary income, and the amount of recognized gain could be increased, as a result of the "hot asset" rules of Section 751 of the Internal Revenue Code.

   Individual stockholders and closely held corporations could also recognize income to the extent that they otherwise would have a negative "at-risk amount" under Section 465 of the Internal Revenue Code as a result of their exchange of limited partnership interests.

   If the control requirements of Section 304 of the Internal Revenue Code are satisfied, as discussed above, Section 304 of the Internal Revenue Code and not
Section 351 of the Internal Revenue Code will govern the tax treatment of any Patriot shares that Wyndham acquires or is deemed to acquire for cash or the assumption of liabilities in the merger and partnership exchange offers. For this purpose, it is possible that partnership liabilities attributable to the limited partnership interests that are exchanged will be treated, in part, as liabilities assumed and cash paid by Wyndham in partial consideration for Patriot stock, which could cause exchanging partners to recognize gain or loss under Section 304 of the Internal Revenue Code. If the form of the transaction is respected for tax purposes, however, this result would not occur. Wyndham will be treated as assuming the partnership liabilities attributable to limited partnership interests only in consideration for limited partnership interests and not in consideration for any Patriot stock transferred pursuant to the merger. We currently intend to report the transaction for tax purposes consistent with this allocation. The Internal Revenue Service takes the position, however, that cash received and liabilities assumed in a Section 351 exchange should be allocated pro rata among the assets being exchanged by the transferror. The Internal Revenue Service might apply a similar approach for purposes of Section 304, in which case the liabilities allocable to the limited partnership interests exchanged would be treated as if they were assumed by Wyndham in exchange for a pro rata portion (based on relative fair market values) of each limited partnership interest that a partner exchanged in the partnership exchange offers and each share of Patriot stock that a partner exchanged in the merger. If and to the extent that the liabilities allocable to units exchanged are treated as amounts paid for Patriot stock exchanged pursuant to the merger, the liabilities will be treated under Section 304 as cash distributed to the partner in redemption of stock of Wyndham (a "deemed redemption"). In general, the cash a partner is deemed to receive in this deemed redemption will be treated as either a distribution from Wyndham (taxable as a dividend to the extent of earnings and profits of Patriot and Wyndham) or as a sale of shares to Wyndham (resulting in gain or loss). It will be treated as a distribution unless the deemed redemption is "substantially disproportionate" or "not essentially equivalent to a dividend" within the meaning of Section 302(b) of the Internal Revenue Code, as discussed above under "Tax Treatment of Cash Paid for Patriot Series B Preferred Stock." Whether a partner's ownership (direct or indirect) in Patriot is increased or decreased in the transaction will depend on, among other things, the number of units of limited partnership interest that the partner exchanges, which generally will increase the partner's post-transaction indirect ownership in Patriot.

   The amount of any partnership liabilities attributable to units of limited partnership interest a partner exchanges that is treated as a distribution to the partner by reason of Section 304 will be taxed in the same manner as a distribution arising under Section 304 as a result of cash paid for Patriot Series B preferred shares, as discussed above, including "extraordinary dividend" treatment under Section 1059 of the Internal Revenue Code for certain corporate holders. See "Tax Treatment of Cash Paid for Patriot Series B Preferred Stock."

   If a partner participating in the partnership exchanges holds Patriot series B preferred stock or Wyndham preferred stock, the partner's exchange of partnership units also may affect the treatment of the cash that the partner receives or may receive in exchange for those shares, because (1) the exchange of limited partnership interests will increase the partner's post-transaction ownership in Patriot and thereby increase the likelihood that the cash paid for the partner's series B preferred stock, or any cash paid for the partner's Wyndham preferred shares, will be treated as a distribution in certain instances and (2) the Internal Revenue Service might treat for Section 304 purposes some of the cash received for the partner's Patriot series B preferred stock as paid in consideration for the partner's partnership units based on the pro rata allocation above, which generally would reduce the amount of gain or loss recognized with respect to the partner's series B preferred shares under
Section 304 but which could increase the amount of gain recognized under
Section 351 with respect to the partner's units.

   If a partner does not exchange all of his limited partner interests, rights to purchase Wyndham class A preferred stock may be distributed to the partner with respect to his retained limited partner interests. The distribution, if any, of such rights with respect to the partner's retained limited partner interests will be taxed in accordance with the rules governing distributions from partnerships, in lieu of the treatment described above regarding the distribution of rights with respect to Wyndham common shares. If a partner does not exchange all of his Patriot partnership units he may receive a distribution of stock of certain subsidiaries of the Patriot partnership. Such subsidiary stock will be exchanged for Wyndham common stock in the merger transactions. This exchange will be part of the Section 351 exchange that includes the merger and the partnership exchange offers. For any such partner, the consequences of exchanging both limited partnership interests and Patriot stock described above should be modified to take into account the Wyndham common stock received for his subsidiary stock and the partner's basis and holding period in such subsidiary stock. Any Section 357(c) gain for such partner will be reduced by the amount of the partner's basis in such subsidiary stock. This exchange also would affect the consequences of a partner's participation in the merger and other corporate transactions in essentially the same manner as the partner's exchange of partnership units for Wyndham common stock as described in the preceding paragraph.

   Reporting Requirements. Regulations under Section 351 of the Internal Revenue Code require you to file a statement with your federal income tax return for the taxable year in which you participate in a transaction subject to Section 351 of the Internal Revenue Code.

               Securities Ownership of Certain Beneficial Owners
                                 and Management

   Except as otherwise noted, the following table sets forth certain information as of May 21, 1999 as to the security ownership of those persons owning of record or known to Wyndham and Patriot to be the beneficial owner of more than five percent of the paired shares and the security ownership of Wyndham preferred stock, Patriot preferred stock and paired shares by each of the directors of Wyndham and Patriot, director nominees and each of the executive officers of Wyndham and Patriot, and all directors and executive officers of Wyndham and Patriot as a group. All information with respect to beneficial ownership has been furnished by the respective director, director nominee, executive officer or five percent beneficial owner, as the case may be. Unless otherwise indicated, the persons named below have sole voting and investment power with respect to the number of shares set forth opposite their names. Beneficial ownership of the Wyndham preferred stock, Patriot preferred stock and paired shares has been determined for this purpose in accordance with applicable rules and regulations promulgated under the Exchange Act. The number of shares of Wyndham preferred stock, Patriot preferred stock or paired shares also includes the number of shares that the person could receive if he redeemed his partnership units under certain circumstances.

   As of May 21, 1999, there were 239,901,410 paired shares; 4,860,876 shares of Patriot series A preferred stock; 558,656 shares of Patriot series B preferred stock; 1,781,173 shares of Wyndham series A preferred stock; 1,781,181 shares of Wyndham series B preferred stock; 8,651,569 options to purchase a like number of paired shares; 13,709,531 paired common partnership units (excluding paired common partnership units held by subsidiaries of the companies); 1,324,804 preferred B paired partnership units; 655,892 preferred A Wyndham partnership units; and 586,814 preferred C Wyndham partnership units outstanding.

                                              Number of Shares
                                          and Amount and Nature of Percent of
Name of Beneficial Owner                    Beneficial Ownership    Class(a)
------------------------                  ------------------------ ----------
Karim Alibhai............................         5,347,240(b)        2.18%
Karim Alibhai............................           171,200(w)***     4.81%***
Leslie V. Bentley........................           624,432(c)           *
John P. Bohlmann.........................            42,428(d)           *
Leonard Boxer............................            59,117(e)           *
James D. Carreker........................         2,028,661(f)           *
Harlan R. Crow...........................        12,126,729(g)(v)     4.95%
Harlan R. Crow...........................         4,860,876(h)**       100%**
John H. Daniels..........................           204,987(e)           *
John C. Deterding........................            54,697(e)           *
Gregory R. Dillon........................            54,697(e)           *
Burton C. Einspruch, M.D.................            24,472(i)           *
William W. Evans III.....................           773,637(j)           *
Milton Fine..............................         5,066,390           2.11%
Susan T. Groenteman......................            30,768(v)           *
Michael Grossman.........................            13,986(k)           *
Richard A. Holtzman......................            98,353(x)           *
Arch K. Jacobson.........................            77,237(l)           *
Lawrence S. Jones........................            25,711(m)           *
Stanley M. Koonce, Jr. ..................           613,438(n)           *
Thomas W. Lattin.........................           368,663(o)           *
James C. Leslie..........................            15,033(v)           *
Carla S. Moreland........................            70,879(p)           *
Paul Novak...............................            96,837(q)           *
Paul A. Nussbaum.........................         4,275,499(r)        1.76%
Anne L. Raymond..........................           609,167(y)           *
Rolf E. Ruhfus...........................         1,896,505(z)           *
Philip J. Ward...........................            11,790(v)           *
Sherwood M. Weiser.......................         1,137,736(i)(s)        *
Sherwood M. Weiser.......................           788,795(w)***    22.14%***
Executive officers and directors as a
 group (27 persons)......................        35,749,089          14.72%
Leon D. Black............................           116,892              *
Norman Brownstein........................                 0              0%
Stephen T. Clark.........................            11,744              *
Paul Fribourg............................                 0              0%
Thomas H. Lee............................                 0              0%
Alan M. Leventhal........................                 0              0%
William Mack.............................           996,460              *
Lee Niebart..............................             3,300              *
Marc Rowan...............................                 0              0%
Scott Schoen.............................                 0              0%
Scott Sperling...........................                 0              0%
CFHS, L.L.C./Crow Family, Inc............        11,074,443(t)        4.73%
                                                  4,768,874(u)**      98.1%**

--------
  * Less than 1%.
 ** Patriot preferred stock
*** Wyndham series A preferred stock and Wyndham series B preferred stock
(a) Assumes that all partnership units and shares of Patriot preferred stock held by each person are redeemed for a paired share. The total number of shares outstanding in calculating the percentage assumes that none of the partnership units or shares of Patriot preferred stock held by other persons are redeemed for paired shares. Also assumes that all vested options to purchase paired shares are exercised. The total number of shares outstanding used in calculating the percentage assumes that no other vested or unvested options held by other persons are exercised.
(b) Includes options to purchase 300,531 paired shares issued to Mr. Alibhai which are currently exercisable. The number of shares beneficially held by Mr. Alibhai includes an aggregate of 441,059 partnership units beneficially owned by Gencom Interest, Inc., a family corporation for which he serves as Vice President and of which he owns 30% of the outstanding capital stock. Mr. Alibhai disclaims beneficial ownership of these partnership units, except to the extent of his 30% ownership interest in such corporation.
(c) Includes options to purchase 33,303 paired shares issued to Mr. Bentley which are currently exercisable.
(d) Includes options to purchase 10,765 paired shares issued to Mr. Bohlmann which are currently exercisable.
(e) Includes options to purchase 42,933 paired shares, all of which are currently exercisable.
(f) Includes options to purchase 78,088 paired shares issued to Mr. Carreker which are currently exercisable.
(g) The number of shares beneficially held by Mr. Crow include an aggregate of 7,265,853 paired shares held by various family limited partnerships, in which Mr. Crow controls the general partner and various family corporations and trusts in which Mr. Crow exercises control over investment decisions. Mr. Crow disclaims beneficial ownership of such paired shares. The number of shares also includes 4,860,876 shares of Patriot preferred stock held by the same family limited partnerships, corporations and trusts. Mr. Crow disclaims beneficial ownership of such Patriot preferred stock. Certain of such paired shares and Patriot preferred stock are also reported being held by CFHS LLC and Crow Family, Inc.
(h) Shares of Patriot preferred stock. Mr. Crow disclaims beneficial ownership of such Patriot preferred stock to the extent such stock exceeds his pecuniary interest in the limited partnerships that directly hold the stock. Certain of such shares are also reported as held by CFHS LLC and Crow and Family, Inc.
(i) Includes options to purchase 21,467 paired shares, all of which are currently exercisable.
(j) Includes options to purchase 601,074 paired shares issued to Mr. Evans, all of which are currently exercisable.
(k) Includes options to purchase 2,023 paired shares issued to Mr. Grossman, which are currently exercisable.
(l) Includes options to purchase 64,400 paired shares issued to Mr. Jacobson, all of which are currently exercisable.
(m) Includes options to purchase 6,011 paired shares issued to Mr. Jones which are currently exercisable.
(n) Includes options to purchase 33,303 paired shares issued to Mr. Koonce which are currently exercisable.
(o) Includes options to purchase 185,392 paired shares issued to Mr. Lattin which are currently exercisable.
(p) Includes options to purchase 56,788 paired shares issued to Ms. Moreland which are currently exercisable.
(q) Includes options to purchase 25,641 paired shares issued to Mr. Novak which are currently exercisable.
(r) Includes options to purchase 3,005,575 paired shares issued to Mr. Nussbaum which are currently exercisable.
(s) Includes an aggregate of 10,984 paired partnership units held by W L Tampa, Ltd., and 129,900 paired shares held by CHC International, Inc. Mr. Weiser disclaims beneficial ownership of such securities to the extent that they exceed his pecuniary interest in such entities.
(t) Includes 6,305,569 paired shares and 4,768,874 shares of Patriot preferred stock held by various limited partnerships in which CFHS LLC serves as the general partner. All of such shares are also reported in Mr. Crow's beneficial holdings. Beneficial ownership information is based on the
    Schedule 13D filed by G-3 Securities, L.P., CFHS, LLC and Crow Family, Inc. on January 8, 1998.
(u) Shares of Patriot preferred stock. All of such shares are also reported in Mr. Crow's beneficial holdings above.
(v) Includes options to purchase 10,733 paired shares, all of which are currently exercisable.

(w) Shares of Wyndham series A preferred stock and shares of Wyndham series B preferred stock.
(x) Includes options to purchase 95,420 paired shares which are currently exercisable.
(y) Includes options to purchase 3,851 paired shares which are currently exercisable.
(z) Includes an aggregate of 1,766,936 of paired partnership units held by Summerfield Suites Management Corp., Summerfield Development Corp., Summerfield Suites Lease Corp., SFHC Lease Corp., Summerfield Investment Corp., and Witchita Consulting Co.

                 Certain Relationships and Related Transactions

Title Insurance

   Unity Title Company, a corporation wholly-owned by Mr. Nussbaum and members of his family, receives a portion of the title insurance premiums paid in connection with substantially all of the hotel acquisitions by the companies. In many cases, these premiums are paid by the seller of the hotel, and in other cases are paid by the companies. In 1998, Unity Title Company received in excess of $60,000 in title premiums related to hotel acquisitions by the companies.

Wyndham Merger

   As part of the merger of Wyndham Hotel Corporation with and into Patriot in January 1998, Patriot entered into an Omnibus Purchase and Sale Agreement, as well as 11 individual purchase and sale agreements with various descendants of Mr. and Mrs. Trammell Crow, and various corporations, partnerships, trusts and other entities beneficially owned or controlled by such persons (collectively, the "Crow Family Members"), Mr. Carreker, Mr. Bentley and Mr. Koonce, for the acquisition of 11 hotels. As part of the Wyndham merger, the Crow Family Members received $52,227,598 in addition to 6,427,217 paired shares and 4,860,876 shares of Patriot series A preferred stock. Mr. Carreker received $7,661,087 and 1,638,988 paired shares, Mr. Bentley received $2,189,652 and 468,423 paired shares, Mr. Koonce received $2,166,908 and 463,580 paired shares, and Ms. Groenteman received $174,530 and 37,337 paired shares. Additionally, after payment of outstanding indebtedness and other transactional expenses, the entities had available for distribution approximately $64,731,000 for the Crow Family Members, approximately $1,527,000 for Mr. Carreker, and approximately $462,000 for each of Mr. Bentley and Mr. Koonce. Also, as part of the Wyndham merger, stock options granted to Messrs. Carreker, Bentley and Koonce and Ms. Moreland became immediately exercisable in accordance with their terms.

   As part of the Wyndham merger, Crow Family Members and certain Wyndham senior executives retained the right to receive additional consideration on April 30, 2000 based on a formula pertaining to the performance of Wyndham Riverfront New Orleans and Wyndham Garden Laguardia as set forth in the Omnibus Purchase and Sale Agreement dated April 14, 1997. Based on the performance of such properties as of December 31, 1998, the additional consideration would be $9,152,000 and $9,971,000, respectively.

Mortgage Notes and Other Receivables from Unconsolidated Subsidiaries

   Patriot loaned $40,500,000 in the form of mortgage notes to PAH Ravinia, a corporation owned directly and indirectly by Messrs. Nussbaum, Lattin and Stewart, as part of the financing for PAH Ravinia's acquisitions of the Crowne Plaza Ravinia Hotel. Patriot recognized $43,000 of interest income in 1998 related to such mortgage notes, excluding $4,268,000 of such interest eliminated for financial reporting purposes in 1998. Patriot has aggregate receivables, including mortgage notes, of $42,264,000 due from PAH Ravinia as of December 31, 1998.

   Patriot also loaned $31,400,000 in the form of a mortgage note to PAH Windwatch, a limited liability company owned directly and indirectly by Messrs. Nussbaum, Lattin and Stewart, as part of the financing for PAH Windwatch's acquisition of the Wyndham WindWatch Hotel. Patriot recognized $79,000 of interest income in 1998 related to such mortgage notes, excluding $2,759,000 of such interest eliminated for financial reporting purposes. Patriot had aggregate receivables, including the mortgage notes, of $32,830,000 due from PAH Windwatch as of December 31, 1998.

Interstate Merger

   As part of the companies' acquisition of Interstate Hotels Company in June 1998, Mr. Fine and various entities beneficially owned or controlled by Mr. Fine received cash and 9,706,019 paired shares.

Summerfield Acquisition

   As part of Wyndham's acquisition of SF Hotels Company, L.P. in June 1998, Mr. Ruhfus and entities beneficially owned or controlled by Mr. Ruhfus received $40,885,214 in cash and 1,368,008.93 units of limited partnership interest in each of the Patriot partnership and the Wyndham partnership. Additionally, pursuant to the terms of contribution agreement relating to the Summerfield acquisition, the Summerfield entities received an additional 327,993 units of limited partnership interest in the Patriot partnership and the Wyndham partnership in January 1999 and have earned the right to receive an additional estimated $55 million of consideration in January 2000 and January 2001, payable, at the election of the Summerfield entities, in either cash or additional limited partnership interests.

   As part of the Summerfield acquisition, Mr. Ruhfus retained the right to a 15% participation with the companies in the appreciation in value of the Miami Airport Summerfield based on terms set forth in the carried interest payment agreement included as an exhibit to the Contribution Agreement.

GAH Acquisition--Phase II

   In June 1998, as part of certain transactions with affiliates of Gencom American Hospitality, Inc. and CHCI to acquire certain real estate and other assets, Mr. Alibhai received 156,863 units of limited partnership interest in the Wyndham partnership and 85,600 shares of Wyndham series A and series B preferred stock.

   As part of the companies' acquisition of CHCI on June 30, 1998 the companies may be obligated on September 30, 2000 and September 30, 2002 to pay Mr. Alibhai and Mr. Weiser additional consideration, in each case based upon the performance of specified assets, based on formulas as set forth in merger and contribution agreements.

Sale of Hotels to Milton Fine

   In November 1998, the companies sold the Courtyard by Marriott in Westborough, Massachusetts and the Residence Inn by Marriott in Pittsburgh, Pennsylvania, as well as 50% equity interest in each of the Courtyard by Marriott in Orange, California and the Courtyard by Marriott in St. Louis, Missouri to Mr. Fine for an aggregate purchase price of $41.5 million.

Loan from Beacon Capital Partners, L.P.

   In May 1999, Beacon Capital Partners, L.P. loaned $25 million to the companies. The loan, which bears interest at LIBOR plus 2.5% is due June 30, 1999. The loan is secured by a first mortgage on the Wyndham Batterymarch hotel, a property under construction in Boston, Massachusetts. The companies paid Beacon Capital Partners, L.P. a financing fee of 2.50% of the loan principal in May and will pay Beacon an additional fee of 0.75% of the loan principal upon maturity of the loan.

Other Related Party Transactions

   The companies license from Mr. Nussbaum the name and trademark of Patriot American Hospitality, Inc. under a perpetual no-cost license agreement. In addition, Mr. Nussbaum has outstanding invoices from the companies in the amount of approximately $152,074 relating to the personal use of the corporate jet services and hotel facilities.

   During 1998, Wyndham received hotel management fees in the aggregate amount of $8,301,956 from the partnerships owning Wyndham hotels listed below, in which Crow Family Members have an interest. Some or all of the Wyndham senior executive officers have an ownership interest in such hotel partnerships.

   During 1998, Wyndham received payments in the aggregate amount of $4,207,325 from the hotel partnerships listed below, in which Crow Family Members have an interest. Some or all of the Wyndham senior executive officers have an ownership interest in such hotel partnerships. The payments were received as reimbursements for certain administrative, tax, legal, accounting, finance, risk management, sales and marketing services provided by Wyndham to such entities.

   Hotel Partnership                                          Hotel
   -----------------                                          -----
   Anatole Hotel Investors, L.P................... Wyndham Anatole
   Bristol Hotel Associates, Ltd.................. Wyndham Bristol
   Playhouse Square Hotel Limited Partnership..... Wyndham Playhouse Square
   MTD Associates................................. Wyndham Milwaukee Center
   Hotel and Convention Center Partners I-XI.
    Ltd........................................... Wyndham Palm Springs
   Amgreen-Heritage Hotel Partnership, Ltd........ Wyndham Garden Hotel-Orange
   Waterfront-Hotel Associates, S.E............... Wyndham Old San Juan

   During 1998, Wyndham received hotel management fees in the aggregate of $14,285,904 from the owner of the hotels listed below in which Milton Fine, Paul Nussbaum, Karim Alibhai, Rolf Ruhfus, or Sherwood Weiser has an interest.

                                               1998 Aggregate
                                                Management and
          Milt Fine                             Service Fees
          ---------                            ---------------
      Marriott-Harrisburg, PA                     $ 265,734
      Marriott Reach Resort, Key West, Fla.         201,187
      Marriott-Pittsburgh Airport                   294,884
      Marriott-Albany, NY                           340,144
      Marriott Mission Valley, San Diego            323,684
      Marriott Minnetonka, Minneapolis              273,466
      Marriott Courtyard, St. Louis                 378,029
      Marriott Courtyard-Westborough, Boston        208,065
      Marriott Courtyard Orange                     210,486
      Marriott-Ft. Lauderdale                       173,532
      Marriott Greentree, Pittsburgh                658,613
      Marriott Providence                         1,383,983
      Marriott Trumbull                           1,554,174
      Embassy Suites Chicago                        377,213
      Residence Inn Pittsburgh                       46,866
          Paul Nussbaum
          -------------
      Marriott Residence Inn, Houston             $ 210,737
      Holiday Inn Astrodome                         215,020
      Days Inn Astrodome                             49,350
      Sheraton Astrodome                            524,190
      Radisson Astrodome                             94,849
      Sheraton Edmonton                             216,335
      Inn at Maingate dba Doubletree Maingate       204,220

                                                              1998 Aggregate
                                                               Management and
          Karim Alibhai                                        Service Fees
          -------------                                       ---------------
      Days Inn Astrodome, Houston                                $  49,350
      Days Inn Greenspoint, Houston                                 45,530
      Hampton Inn Corpus Christi                                    46,824
      Hawthorne Suites, Houston                                     86,974
      Holiday Inn Stevens Point, Portage County, Wisconsin         273,629
      Holiday Inn Astrodome, Houston                               161,733
      Inn at Maingate dba Doubletree Maingate, Kissimmee, FL       204,220
      Marriott Residence Inn, Houston Medical Center               210,737
      Sheraton Astrodome, Houston                                  524,190
      Sheraton Edmonton, Alberta Canada                            216,335
      Omni Baltimore                                               916,675
      Wyndham Miami-Biscayne Bay                                   449,110
      Radisson Astrodome, Houston                                   94,849
      Holiday Inn-Lenox                                            221,928
      Wyndham Garden Market Center, Dallas                         137,813
      Days Inn Austin                                               40,314
      Radisson Acapulco                                             21,639
      Wyndham Montreal                                             256,793
           Rolf Ruhfus
           -----------
      Summerfield Suites--Bridgewater                            $ 141,990
      Summerfield Suites--Burlington                               136,446
      Summerfield Suites Chicago Downtown                          158,621
      Summerfield Suites Charlotte                                  36,006
      Summerfield Suites Gaithersburg                               98,982
      Summerfield Suites Pleasanton                                 51,339
      Summerfield Suites Scottsdale                                  4,889
      Sierra Suites--Bothell                                        45,901
      Sierra Suites--Chantilly                                         332
      Sierra Suites--Orlando                                        40,272
      Sierra Suites--Lake Buena Vista                               36,740
      Sierra Suites--Phoenix Metro Center                           25,621
      Sierra Suites--Piscataway                                     29,637
      Sierra Suites--Pleasanton                                     23,613
      Sierra Suites--Scottsdale                                     54,871
      Sierra Suites--Waltham                                        32,470
      Sierra Suites--Woburn                                         53,678
          Sherwood Weiser
          ---------------
      Holiday Inn Dayton Mall, Ohio                              $  37,161
      Sheraton University City, Philadelphia                       161,089
      Wyndham Miami--Biscayne Bay                                  449,110
      Westin Hotel Providence, RI                                  143,982
      Washington Duke                                              359,750

   During 1998, the company made lease payments of $455,414 to an affiliate of Summerfield Associates, L.P., a partnership in which Rolf Ruhfus has an ownership interest, related to the hotels listed below:

      Sierra Suites Atlanta Cumberland  $82,894
      Sierra Suites Phoenix Camelback   181,989
      Sierra Suites Westborough         190,531

   During 1996, Wyndham senior executive officers incurred indebtedness to Wyndham Finance Limited Partnership ("WFLP"), a partnership owned by the Crow Family Members. Notes representing such loans were purchased by Wyndham Hotel Corporation in May 1996 in connection with its formation for a cash payment to WFLP in the amount of $18,576,000, which is equivalent to the aggregate outstanding principal and accrued interest severally owing by the Wyndham senior executive officers to WFLP. Such promissory notes, which are made payable to Wyndham, accrue interest at 6% per annum and are secured by the pledge of certain paired shares held by the note obligors. The outstanding principal and accrued interest, compounded quarterly, is payable in a single lump sum in May 2001. The aggregate principal amount of such loans, including interest, are as follows:

                                                               December 31, 1998
                                                               -----------------
   James D. Carreker..........................................    $5,770,000
   Leslie V. Bentley..........................................     2,124,000
   Stanley M. Koonce, Jr. ....................................     2,163,000
   Anne L. Raymond............................................     5,197,000

   During 1998, the companies made payments in the aggregate amount of $1.2 million as lease payments for corporate office space to an entity in which Crow Family Members have an ownership interest.

   In 1998, the companies made payments in the aggregate amounts of $66,000 as lease payments for the Summerfield divisional offices in Wichita, Kansas to Summerfield Associates L.P., a partnership in which Rolf Ruhfus has an ownership interest. The leases terminate in June 2001.

   During 1998, Wyndham made payments in the aggregate amount of $3,423,000 to Wyndham Travel Management Ltd. an entity owned by Lucy Billingsley, the daughter of Mr. Trammell Crow, for travel services provided to Wyndham.

   During 1998 the companies made payments in excess of $60,000 to Wichita Travel Services, Inc. an entity owned by Mr. Ruhfus, for travel services provided to the companies.

   During 1998, Wyndham received payments in the aggregate amount of $117,900 from Crow-Los Patriots Limited, a senior assisted living facility in which certain Crow Family Members have an ownership interest. The payments were received as management fees.

   During 1998, Patriot provided William W. Evans III with a non-recourse loan of $424,375 to assist Mr. Evans with the payment of income taxes in the vesting of his restricted paired shares. This loan is secured by 53,667 paired shares and bears interest at 7.5% per annum. The loan is due on November 27, 2003, or 60 days after Mr. Evans' termination of employment, if earlier.

   During 1998, Wyndham provided Lawrence S. Jones with a non-recourse loan of $300,000. This loan bears interest at 7% per annum and is due on October 5, 2001. As provided in Mr. Jones's employment agreements, a portion of the loan may be forgiven upon Mr. Jones's termination of employment with the companies.

   Wyndham is a guarantor of the obligations of Playhouse Square Hotel Limited Partnership, the owners of which include Crow Family Members and Wyndham senior executive officers, to fund operating deficits relating to such hotel partnership. The guarantee requires the guarantors, including Wyndham, to advance up to

$600,000 per year to the extent the hotel partnership experiences operating deficits, with maximum required advances of $2.3 million over the term of the guarantee extending from 1995 to 2000. Playhouse Square Hotel Limited Partnership has caused to be deposited the sum of $1,000,000 as reserve to secure the payment of the guaranteed obligations and to fund operating deficits. Wyndham has not to date been required to make any advance under the guarantee.

   Pursuant to the terms of its management agreement relating to the Wyndham Hotel at Los Angeles Airport, Wyndham agreed to loan $4,560,000 to be applied to costs of refurbishment of the hotel. The refurbishment loan is evidenced by a promissory note, which has been partially funded in the amount of $4,237,000 as of December 31, 1998. Wyndham's obligation to make the remaining advances under the refurbishment loan is secured by a letter of credit, which, in turn, is collateralized by $440,241 in cash as of December 31, 1998. Prior to the formation of Wyndham, WHC LAX Associates, L.P., a limited partnership owned by Crow Family Members and Wyndham senior executive officers, paid Wyndham $4,560,000 in return for Wyndham's agreement to pay to WHC LAX Associates, L.P. all payments that Wyndham receives under the $4,560,000 promissory note. Wyndham also agreed that, insofar as the WHC LAX Associates, L.P.'s $4,560,000 payment to Wyndham exceeds advances that Wyndham is obligated to make, but has not yet made, under the $4,560,000 promissory note, it would pay to WHC LAX Associates, L.P. interest at a variable rate that has ranged from 5.25% to 5.81% per annum on the unfunded amounts. As of December 31, 1998, Wyndham has accrued such interest in the amount of $71,226.

   In 1996, Wyndham entered into a five year service agreement with ISIS 2000, an entity owned by Crow Family Members and Wyndham senior executive officers, whereby ISIS 2000 will provide centralized reservations and property management services to all Wyndham brand hotels. The services will be provided for a fee comprised of an initial link-up charge plus a per reservation fee and a per hotel charge for the property management system. The service fee incurred by Wyndham totaled $4,368,000 in 1998. Wyndham has entered into an asset management agreement with ISIS 2000 providing for human resource, finance, accounting, payroll, legal and tax services. In addition, Wyndham had guaranteed operating leases on behalf of ISIS 2000 in the approximate amount of $1.8 million as of December 31, 1998. In connection with the Wyndham merger, each of the owners of ISIS 2000 granted an option to Patriot to purchase their ownership interests in ISIS 2000. The exercise price of the ISIS options is equal to an amount that would yield an internal rate of return equal to 12.5% on total capital contribution by the owners of ISIS 2000 as of the date of exercise. On May 7, 1999, Patriot exercised the ISIS options for an aggregate exercise price of $3,073,000.

   In 1998 the companies made payments in the aggregate amount of $5,467,000 to Kinetic Group Limited Partnership, an entity 50% owned by Trammell Crow Company and 50% owned by an entity owned by Crow Family Members and Wyndham senior executive officers. The payments were made under the terms of a service agreement whereby Kinetic Group Limited Partnership provides management information services to the companies.

   In 1997, Wyndham entered into a construction loan agreement with the Wyndham Anatole Hotel, in which Crow Family Members have an ownership interest. Under the agreement, Wyndham made a loan in the amount of $10,000,000 for the construction costs of the hotel.

   In 1999, Wyndham amended its management contract for the Wyndham Anatole Hotel to provide that the owners of the hotel may terminate the management contract following the next annual meeting of Wyndham stockholders after the completion of the $1 billion equity investment if Paul Nussbaum continues on the Board of Directors of Wyndham following Wyndham's annual meeting of stockholders in 2000. Mr. Nussbaum has notified Wyndham in writing that if his standing for reelection in 2000 would give the owners of the Wyndham Anatole the right to terminate the hotel's management agreement, he will not stand for reelection at that time. Additionally, the owners of the Wyndham Anatole Hotel may terminate the management contract if James Carreker ceases to be an executive officer of the companies.

   Crow Family Members retained the right to receive additional consideration in an aggregate amount of up to $3,000,000 related to Wyndham Greenspoint-Houston and Wyndham-Midtown Atlanta based on contingencies related to target returns on invested capital as set forth in certain purchase and sale agreements prior to the Wyndham merger and which survive the applicable termination agreement.

   In 1998, the companies managed Wyndham branded hotels for affiliates of Hampstead Group L.L.C. An entity owned by Crow Family Members and Wyndham senior executive officers may be entitled to a contingent payment at such time as all such hotels achieve an investment return target of 15% on all equity capital invested through such program plus certain overhead costs. The amount of such contingent payment is 10% of all cash proceeds realized in excess of the investment return target.

   Wyndham has made insurance premium payments to Wynright Insurance, an entity owned by Crow Family Members and Wyndham senior executive officers, with respect to certain insurance policies maintained for the benefit of Wyndham and hotels owned or leased by Wyndham. Such payments totaled $730,000 in 1998.

   In 1996, a subsidiary of Wyndham entered into a master management agreement with Homegate, an entity in which Crow Family Members have an interest. On October 31, 1997, the management agreement with Homegate was terminated and Wyndham received $8,000,000 in cash and a promissory note in the amount of $3,000,000 in exchange for the termination. The promissory note was collected on January 9, 1998.

   Leonard Boxer, a director of Wyndham, is a partner is Stroock & Stroock & Lavan, a law firm that has advised Patriot on certain matters relating to the acquisition of certain real property.

   In 1998 the companies paid Rolf Ruhfus consulting fees of $598,393 under terms set forth in a consulting agreement entered into as part of the Summerfield acquisition. The consulting agreement expires in June 1999.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act, requires the companies' officers, directors and persons who beneficially own more than ten percent of the paired shares to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent beneficial owners also are required by rules promulgated by the SEC to furnish the companies with copies of all Section 16(a) forms they file.

   Based solely upon a review of the copies of such forms furnished to the companies, or written representations that no Form 5 filings were required, Wyndham and Patriot believe that during 1998 all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with except that: (1) Mr. Lyon inadvertently failed to file a Form 4 with the SEC on a timely basis with respect to the redemption and distribution of certain paired partnership units; (2) Mr. Lyon inadvertently failed to file a Form 4 with the SEC on a timely basis to report several sales of paired shares; (3) Mr. Weiser inadvertently failed to file a Form 5 with the SEC on a timely basis with respect to the redemption and distribution of certain paired partnership units and the sale of certain paired shares; (4) Mr. Holtzman inadvertently failed to file a Form 4 with the SEC on a timely basis with respect to certain employee stock options and he and Ms. Priest both inadvertently failed to file a Form 3 with the SEC on a timely basis when they became reporting persons; (5) Mr. Alibhai inadvertently failed to file a Form 4 with the SEC on a timely basis to report the disposition of certain preferred C Wyndham partnership units; (6) Mr. Grossman inadvertently failed to file a Form 4 with the SEC on a timely basis to report the grant of certain paired shares as a bonus; (7) Mr. Novak inadvertently failed to file a Form 4 with the SEC on a timely basis to report the acquisition of certain paired shares acquired in the Wyndham merger; (8) Mr. Weiser inadvertently failed to file a Form 4 with the SEC on a timely basis with respect to the redemption of certain paired partnership units and a Form 4 with respect to the redemption of certain paired partnership units and the sale of certain paired shares; (9) Mr. Bohlmann inadvertently failed to file a Form 4 with the SEC on a timely basis with respect to the repricing of certain employee stock options and with respect to the purchase of certain paired shares; and

(10) Mr. Lattin inadvertently failed to file a Form 4 with the SEC on a timely basis with respect to the repricing of certain employee stock options.

                                 Other Matters

   The respective Boards of Directors of the companies do not know of any matters other than those described in this joint proxy statement/prospectus that will be presented for action at the annual meetings. If other matters are presented, proxies will be voted in accordance with the best judgment of the proxy holders.

                                 Legal Matters

   Certain legal matters, including the legality of the securities and federal income tax considerations, have been passed upon for Wyndham and Patriot by Goodwin, Procter & Hoar LLP, Boston, Massachusetts, as corporate, securities and tax counsel. Debevoise & Plimpton, New York, New York, has served as special counsel to the independent directors of Wyndham and Patriot.

                                    Experts

   Ernst & Young LLP, independent auditors, have audited the: 1. (a) Combined Financial Statements of Patriot American Hospitality, Inc. ("Patriot") and Wyndham International, Inc. ("Wyndham") as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, (b) the Consolidated Financial Statements of Patriot as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the related financial statement schedules, and (c) the Consolidated Financial Statements of Wyndham as of December 31, 1998 and 1997 and for the year ended December 31, 1998 and the six months ended December 31, 1997 included in the Joint Annual Report on Form 10-K, as amended, of Patriot American Hospitality, Inc. and Wyndham International, Inc. for fiscal year ended December 31, 1998, as set forth in their report which is incorporated by reference in this prospectus; 2. (a) Consolidated Financial Statement of WHG Resorts & Casinos, Inc. as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 and the related financial statement schedule, (b) the Financial Statements of Posadas de San Juan Associates as of June 30, 1997 and 1996 and for each of the three years in the period ended June 30, 1997 and the related financial statement schedule, (c) the Financial Statements of WKA El Con Associates as of June 30, 1997 and 1996, and for each of the three years in the period ended June 30, 1997, and (d) the Financial Statements of El Conquistador Partnership, L.P. as of March 31, 1997 and 1996 and for each of the three years in the period ended March 31, 1997, included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated April 20, 1998 (filed April 22, 1998) as set forth in their reports which are incorporated by reference in this prospectus;
3. (a) Consolidated Financial Statements of SF Hotel Company, L.P. as of January 2, 1998 and January 3, 1997 and for the years then ended, and (b) Combined Financial Statements of SC Suites Summerfield partnerships as of January 2, 1998 and January 3, 1997 and for the three years in the period ended January 2, 1998, included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated June 2, 1998, as amended (filed June 17, 1998 and August 6, 1998), as set forth in their reports which are incorporated by reference in this prospectus. Each of the above referenced financial statements and schedules are incorporated herein by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

   The Financial Statements of Sheraton City Centre as of December 31, 1996 and for the year then ended and the Statement of Direct Revenues and Direct Operating Expenses for the Wyndham Emerald Plaza for the year ended December 31, 1996, included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated January 5, 1998, which is incorporated by reference herein, have been audited by PriceWaterhouseCoopers LLP as set forth in their report thereon included therein and incorporated herein by reference. The (a) Consolidated Financial Statements of Wyndham Hotel

Corporation as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997, and (b) the Consolidated Financial Statements of Interstate Hotels Company as of December 31, 1996 and 1997 and for the three years in the period ended December 31, 1997 included in Interstate's 1997 Annual Report on Form 10-K dated March 31, 1998, and the CHC Lease Partners financial statements as of December 31, 1996 and the period inception (October 2, 1995) through December 31, 1995, incorporated by reference herein, by reference to the Current Report on Form 8-K dated July 1, 1997, and the CHC International Hospitality Division Financial Statements as of November 30, 1995, 1996 and 1997 included in the Joint Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated April 20, 1998 (filed April 22, 1998), (c) financial statements of Royal Palace Associates as of December 31, 1997 and for the year then ended incorporated by reference herein, by reference to the Current Report on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc., dated June 2, 1998 which is incorporated by reference herein have been audited by PriceWaterhouseCoopers LLP, independent accountants, as set forth in their report thereon. Each of the above referenced financial statements have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Arcadian International Limited (formerly Arcadian International Plc) and subsidiary undertakings, and Malmaison Limited and subsidiary undertakings, incorporated in this Joint Proxy Statement/Prospectus by reference to the Joint Current Report on Form 8-K/A of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated June 2, 1998, have been audited by Arthur Andersen, charted accountants and registered auditors, as indicated in their reports with respect thereto, are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving such reports.

                             Stockholder Proposals

   For a proposal of a stockholder to be presented to Wyndham's or Patriot's 2000 annual meetings and included in the companies' joint proxy statements pursuant to Rule 14a-8 of the Securities Exchange Act the secretaries of each of the companies must receive written notice on or before March 26, 2000. Such a proposal must also comply with the requirements as to form and substance of the SEC.

   For a proposal of a stockholder to be presented to the companies' 2000 annual meeting of stockholders, other than a stockholder proposal included in the companies' joint proxy statement pursuant to Rule 14a-8, the Secretaries of the companies must receive written notice thereof on or before the date specified in the companies' by-laws, and the proponent or a representative of the proponent must attend the applicable annual meeting. The companies' by-laws provide that any stockholder wishing to nominate a director or have a stockholder proposal, other than a stockholder proposal included in the companies' proxy statement pursuant to Rule 14a-8, considered at an annual meeting must provide written notice of such proposal and appropriate supporting documentation, as set forth in the by-laws, to the companies no later than 90 days prior to the anniversary of the immediately preceding annual meeting of stockholders (the "Anniversary Date"); provided, however, that in the event that the annual meeting is scheduled to be held more than 30 calendar days prior to the Anniversary Date or more than 60 days after the Anniversary Date, such nominations or proposals must be delivered to the companies not later than the close of business on the later of (1) the 90th day prior to the scheduled date of such applicable annual meeting or (2) the 15th day following the day on which the companies first publicly announce the date of such applicable annual meeting. Any such proposal should be mailed to: Wyndham International, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, Attn: Secretary; and/or Patriot American Hospitality, Inc., 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, Attn: Secretary.

                      Where You Can Find More Information

Available Information

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act with respect to the securities. We also file annual, quarterly and special reports, proxy statements and other information electronically with the SEC. You may read and copy the registration statement or any of the reports, statements or other information that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available from the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and from the Internet site maintained by the SEC at http://www.sec.gov.

Incorporation of Certain Documents by Reference

   This joint proxy statement/prospectus, which constitutes part of the registration statement, omits important information that you can find in our registration statement or in the reports and other documents that we file with the SEC. The SEC allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this joint proxy statement/prospectus, and later information that we file with the SEC will automatically update and supersede the information in this joint proxy statement/prospectus and the documents listed below. We incorporate by reference the documents listed below, and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934.

   1. Annual Report on Form 10-K (as amended on May 10, 1999, May 24, 1999, and May 28, 1999), of Patriot American Hospitality, Inc. and Wyndham International, Inc. for the fiscal year ended December 31, 1998;

   2. Quarterly Report on Form 10-Q of Patriot American Hospitality, Inc. and Wyndham International, Inc. for the fiscal quarter ended March 31, 1999;

   3. Current Reports on Form 8-K of Patriot American Hospitality, Inc. and Wyndham International, Inc. dated: (1) January 5, 1998 (filed January 13,
1998); (2) February 9, 1998 (filed February 12, 1998); (3) March 23, 1998
(filed March 30, 1998); (4) April 2, 1998 (filed April 8, 1998); (5) April 20,
1998 (filed April 22, 1998); (6) May 27, 1998, as amended (filed May 27, 1998 and May 28, 1998); (7) June 2, 1998, as amended (filed June 17, 1998, August 6, 1998 and March 26, 1999); (8) November 9, 1998, as amended (filed November 9, 1998 and November 10, 1998); (9) November 30, 1998 (filed November 30, 1998);
(10) December 16, 1998 (filed December 16, 1998); (11) December 16, 1998 (filed December 18, 1998); (12) December 20, 1998 (filed December 22, 1998); (13)
January 29, 1999 (filed February 4, 1999); (14) February 16, 1999 (filed February 16, 1999); (15) March 2, 1999 (filed March 2, 1999); (16) February 26,
1999 (filed March 3, 1999); (17) March 26, 1999 (filed March 26, 1999) and (18)
March 26, 1999, as amended (filed on March 29, 1999, May 10, 1999 and May 24,
1999); and

   4. The description of the paired shares of Patriot common stock and Wyndham common stock contained or incorporated by reference in Patriot American Hospitality, Inc.'s and Wyndham International, Inc.'s Registration Statement on Form 8-A, including any amendments thereto.

   You may obtain a copy of these filings, but generally not the exhibits filed with them, at no cost by writing or telephoning us at the following address:
1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, attention: Shareholder Relations (Telephone No. (214) 863-1000). We will send the information you request by first class mail within one business day after receiving your request.

   You should rely only on the information incorporated by reference or contained in this joint proxy statement/prospectus or any supplement. We have not authorized anyone else to provide you with different or additional information. We are not making an offer of the securities in any state where the offer is not permitted. You should not assume that the information in this joint proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                     PATRIOT AMERICAN HOSPITALITY, INC. AND
                          WYNDHAM INTERNATIONAL, INC.

                         INDEX TO FINANCIAL INFORMATION

                                                                          Page
                                                                          ----
Patriot American Hospitality, Inc. and Wyndham International, Inc--
 Adjusted for the Investment, Restructuring, New Debt Financing and
 Interstate Spin-off:
 Pro Forma Condensed Combined Balance Sheet as of
  March 31, 1999 (unaudited).............................................  F-8
 Pro Forma Condensed Combined Statement of Operations for the three months
  ended March 31, 1999 (unaudited)....................................... F-13
 Pro Forma Condensed Combined Statement of Operations for the year ended
  December 31, 1998 (unaudited).......................................... F-17
Patriot American Hospitality Inc.:
 Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1999
  (unaudited)............................................................ F-21
 Pro Forma Condensed Consolidated Statement of Operations for the year ended
  December 31, 1998 (unaudited).......................................... F-23
Wyndham International, Inc.:
 Pro Forma Condensed Consolidated Balance Sheet as of March 31, 1999
  (unaudited)............................................................ F-26
 Pro Forma Condensed Consolidated Statement of Operations for the three months
  ended March 31, 1999 (unaudited)....................................... F-28
 Pro Forma Condensed Consolidated Statement of Operations for the year ended
  December 31, 1998 (unaudited).......................................... F-30

                     PATRIOT AMERICAN HOSPITALITY, INC. AND
                          WYNDHAM INTERNATIONAL, INC.

                 INTRODUCTION TO PRO FORMA FINANCIAL STATEMENTS
                                  (unaudited)
                             (dollars in thousands)

Background

     Patriot American Hospitality, Inc. ("Old Patriot") was formed April 17, 1995 as a self-administered real estate investment trust ("REIT") for the purpose of acquiring equity interests in hotel properties. On October 2, 1995, Patriot completed an initial public offering of shares of common stock and commenced operations.

     On July 1, 1997, Old Patriot merged with and into California Jockey Club ("Cal Jockey"), with Cal Jockey being the surviving legal entity. Cal Jockey's shares of common stock are paired and trade together with the shares of common stock of Bay Meadows Operating Company. In connection with the Cal Jockey merger, Cal Jockey changed its name to "Patriot American Hospitality, Inc." ("Patriot") and Bay Meadows changed its name to "Patriot American Hospitality Operating Company". As a result of the merger with Wyndham Hotel Company in January, 1998, the operating company subsequently changed its name to "Wyndham International, Inc." ("Wyndham"). Patriot and Wyndham are now collectively referred to as the Companies. Patriot and Wyndham are both Delaware corporations.

     The shares of common stock of Patriot are paired and trade together with the shares of common stock of Wyndham as a single unit pursuant to a stock pairing arrangement. The single unit comprised of one share of common stock of Patriot and one share of common stock of Wyndham is referred to as a paired share.

     Patriot and Wyndham conduct substantially all of their operations through Patriot American Hospitality Partnership, L.P. ("Patriot Partnership") and Wyndham International Operating Partnership, L.P. ("Wyndham Partnership"), respectively. Patriot Partnership and Wyndham Partnership are collectively referred to as the operating partnerships. As of March 31, 1999, Patriot owns an approximate 88.2% interest in the Patriot Partnership and Wyndham owns an approximate 87.1% in the Wyndham Partnership.


     At March 31, 1999, Patriot and Wyndham, through the operating partnerships and other subsidiaries, including hotels owned through unconsolidated subsidiaries, owned interests in 177 hotels with an aggregate of over 43,600 guest rooms and leased 118 hotels from third parties with over 15,500 guest rooms. In addition, Wyndham manages 164 hotels for third party owners with over 39,000 guest rooms and franchises 12 hotels with over 2,900 guest rooms.

     Patriot leases substantially all of the owned and leased hotels to Wyndham. Generally, the participating leases provide for the payment of the greater of base or participating rent, plus certain additional charges, as applicable.

1998 Business Transactions

  Wyndham Hotel Corporation

     On January 5, 1998, Wyndham Hotel Corporation merged with and into Patriot, with Patriot being the surviving corporation. As a result, its financial position and substantially all of its operations have been recognized in the Patriot and Wyndham combined financial statements as of and for the year ended December 31, 1998.

  Recent transactions

     On January 16, 1998, a subsidiary of Wyndham merged with and into WHG Casinos & Resorts, Inc., with WHG being the surviving corporation. Additionally during 1998, Patriot acquired the minority partners' interests in WHG Casinos and Resorts, Inc.'s subsidiaries. Patriot, acquired the Buena Vista Hotel located in Orlando, Florida and the Golden Door Spa located in Escondiado, California. These transactions are collectively referred to as the Recent Transactions.

  Arcadian International Limited

     In April 1998, Patriot completed its acquisition of Arcadian International Limited (the "Arcadian acquisition"). The transaction included the exercise of all outstanding options to purchase shares, the assumption of debt and the acquisition of the remaining shares in the Malmaison Group.

  Interstate Hotels Company

     On June 2, 1998 Interstate Hotels Company merged with and into Patriot with Patriot being the surviving company ("Interstate merger").

  SF Hotel Company, L.P.

     On June 5, 1998, Patriot, through the Patriot operating partnership, acquired all of the partnership interests in SF Hotel Company, L.P. ("Summerfield acquisition").

  CHC International, Inc.

     On June 30, 1998 the hospitality-related businesses of CHCI merged (the "CHCI merger") with and into Wyndham with Wyndham being the surviving company.

Financing Transactions

  Credit Facility

     In connection with the Interstate merger, the companies closed on the commitment from The Chase Manhattan Bank and Chase Securities, Inc. and PaineWebber Real Estate Securities, Inc. to increase Patriot's existing unsecured credit facilities to an aggregate of $2,700,000. The increased credit facilities include the $900,000 revolving credit facility (the "Revolving Credit Facility") and a series of unsecured term loans in the aggregate amount of up to $1,800,000 (the "Term Loans"). Proceeds from the increased credit facilities were used to fund the cash portion of the Interstate merger consideration, as well as to refinance certain outstanding indebtedness of Patriot. Interest rates are based on the companies' leverage ratio and may vary from 1.5% to 2.5% over LIBOR.

     Under the original terms of Patriot's credit facility, two of the term loans were scheduled to mature on January 31, 1999 ($350,000) and March 31, 1999 ($400,000), respectively. All of the requisite lenders under the credit facility have agreed to extend the maturity of these two terms loans to June 30, 1999, subject to Patriot and Wyndham consummating the $1 billion equity investment by that date. If the $1 billion equity investment is not consummated by June 30, 1999, or the companies' agreement with the investors otherwise terminates, the maturity on these two term loans will be extended to March 31, 2000 and Patriot will be required to make a $300,000 amortization payment by December 31, 1999. Additionally, the Companies will be required to secure the credit facility with mortgages and other security interests. Patriot paid fees of approximately $11,700 to the lenders under the credit facility in connection with the agreement to extend the maturities of the term loans to June 30, 1999.

  Forward Equity Contracts Subject to Price Adjustments

     Patriot is party to transactions with three counterparties, UBS AG London Branch ("UBS"), NationsBanc Mortgage Capital Corporation ("Nations") and PaineWebber Financial Products, Inc. ("PaineWebber") involving the sale of an aggregate of 13.3 million paired shares, with related price adjustment mechanisms. In December 1998, one counterparty sold 754,525 paired shares.

     As of March 31, 1999, Patriot has issued paired shares and paid cash to each of the counterparties as follows (in millions):

                                                                   Settlement
                                                                ----------------
                                                       Original         Shares
                                                        Shares         Held As
                                                         Sold   Cash  Collateral
                                                       -------- ----- ----------
     UBS..............................................    2.5   $53.9     8.4
     Nations..........................................    4.9     0.2    33.0
     PaineWebber......................................   5.15     0.2   37.55
                                                        -----   -----   -----
                                                        12.55   $54.3   78.95
                                                        =====   =====   =====

     The total obligation to settle these forward equity contracts is estimated to be approximately $333,600 including fees and other costs.

Planned Transaction

  Investment

     On February 18, 1999, Patriot, Wyndham, Patriot Partnership, Wyndham Partnership and affiliates of each of Apollo Real Estate Management III, L.P., Apollo Management IV, L.P., Thomas H. Lee Equity Fund IV, L.P., Beacon Capital Partners, L.P. and Strategic Real Estate Investments I, LLC, entered into a purchase agreement under which the investors will purchase $1 billion of a new series B preferred stock of Wyndham. Patriot and Wyndham currently plan to use the proceeds from the investment to settle their forward equity contracts, as described above, to repay indebtedness, and for working capital and growth purposes.

     Wyndham will pay dividends on its series B preferred stock quarterly, on a cumulative basis, at a rate of 9.75% per year. For the first six years, dividends will be payable partly in cash and partly in additional shares of preferred stock, with the cash component initially equal to 30% for the first dividend payment and declining over the period to approximately 19.8% for the final dividend payment. Each share of series B preferred stock may be converted, at the option of its holder, into that number of shares of Wyndham common stock equal to $100.00 divided by the conversion price of the series B preferred stock. Initially the conversion price will be $8.59, but is subject to adjustment under certain circumstances.

  Restructuring

     Under the terms of the purchase agreement, relating to the $1 billion equity investment, Patriot and Wyndham are required to complete a restructuring of their existing paired share REIT structure prior to the investment. Under the terms of the restructuring, the following events will occur:

    . A reverse stock split of the common stock of Wyndham and Patriot.

    . A wholly-owned subsidiary of Wyndham will merge with and into Patriot with Patriot surviving.

    . The pairing agreement between Patriot and Wyndham will terminate.

    . Patriot will terminate its status as a real estate investment trust effective January 1, 1999.

    . The non-voting stock of specified corporate subsidiaries held by the Patriot Partnership will be transferred so that it will be owned directly by Patriot or Wyndham, rather than through the Patriot Partnership.

    . The third party partners in both the Patriot Partnership and the Wyndham Partnership will be offered an opportunity to exchange their limited partner interests for Wyndham common stock.

    . The preferred stockholders of Wyndham will be offered an opportunity to exchange their preferred stock for Wyndham common stock, and preferred stock not exchanged will be redeemed by Wyndham.

  Reverse Stock Splits

  Prior to the merger of a subsidiary of Wyndham into Patriot, both Wyndham and Patriot will implement a one-for-twenty reverse stock split of their common stock.

  The Proposed Rights Offering

  Within 170 days following the completion of the $1 billion equity investment, Wyndham has agreed to make a rights offering to redeem up to $300 million of the series B preferred stock at a redemption price of $102.00 per share (102% of the stated amount $100.00) plus all accrued dividends. Wyndham currently plans to fund this redemption through the issuance of $300 million of series A preferred stock to its stockholders. The series A preferred stock has the same economic terms as the series B preferred stock.

New Debt Financing

     New Credit Facility. Patriot has recently signed a commitment letter with Chase Securities Inc. and The Chase Manhattan Bank for new senior credit facilities for Wyndham in the amount of $1.8 billion, comprised of a term loan facility and a revolving loan facility. Definitive agreements relating to the new credit facility are expected to be finalized at the same time that the $1 billion equity investment is completed. The commitment letter provided that The Chase Manhattan Bank will act as the administrative agent and Chase Securities Inc. will act as the lead arranger for a syndicate of lenders which will provide Wyndham with $1 billion in term loans and up to $800 million under the revolving loan facility, of which a maximum of $560 million may be drawn at the closing of the investment. The term loan facility has a seven year term and the revolving facility has a five year term. The commitment letter based interest rates for the new credit facility upon LIBOR spreads varying from 1.50% to 3.00% per annum for the revolving loan facility and 3.00% to 3.75% per annum for the term loan facility, based both on Wyndham's leverage ratio and on whether any increasing rate loans are outstanding. However, at Wyndham's election or under other specified circumstances, the term loans and revolving loans may instead bear interest at an alternative base rate plus the applicable spread. The alternative base rate is equal to the greater of The Chase Manhattan Bank's prime rate or federal funds rate plus 0.5%, and the alternative spread is 1.0% below the applicable LIBOR spread. Subject to limited agreed-upon exceptions, the new credit facility will be guaranteed by the domestic subsidiaries of Wyndham, and will be secured by pledges of equity interests held by Wyndham and its subsidiaries. The proceeds from the term loan facility will be used to finance the restructuring of Wyndham and Patriot. The proceeds from the revolving loan facility will be used for working capital and general corporate purposes.

     Increasing Rate Loans. Wyndham and Patriot have signed a commitment letter with The Chase Manhattan Bank, Chase Securities Inc., Bear, Stearns & Co. Inc., and The Bear Stearns Companies Inc. providing that The Chase Manhattan Bank, The Bear Stearns Companies Inc. and a possible syndicate of other lenders will provide an increasing rate loan facility in the amount of up to $650 million. The increasing rate loan carries a term of five years. Interest rates for the increasing rate loan are based on LIBOR spreads and are initially set at 0.25% below the initial LIBOR spread on the term loan facility, but increase by 0.50% every three months, with a cap of LIBOR plus 4.75%. However, under other specified circumstances, interest accrues at an alternate rate equal to the rate borne by three-month treasury securities plus 1.0%, plus the applicable spread. The lenders under the increasing rate loan receive the benefit of the same guarantees and pledges of security provided under the new credit facility. The proceeds from the increasing rate loan will be used to finance the restructuring of Wyndham and Patriot.

     After the six month anniversary of the closing of the investment, lenders transferring increasing rate loans may exchange the increasing rate loans for exchange notes carrying identical terms to the increasing rate loans. To the extent any increasing rate loans or exchange notes are outstanding 180 days after the closing of the $1 billion equity investment, Wyndham must by such date file and maintain a shelf registration statement with the Securities and Exchange Commission allowing the resale of any exchange notes outstanding thereafter. Wyndham may also offer registered substitute notes in exchange for all outstanding IRLs and exchange notes.

     Wyndham's ability to borrow under its revolving facility is subject to Wyndham's compliance with a number of customary financial and other covenants, including total leverage and interest coverage ratios, limitations on additional indebtedness, and limitations on investments and stockholder dividends.

     Wyndham and Patriot have agreed to pay the agents and the lenders customary fees for a facility of this nature ranging from approximately $48 million to $61 million.

     In May 1999, the Chase Manhattan Bank and Chase Securities Inc. notified the companies that they were exercising their rights under the "market flex" provisions of the commitment letters to change the terms of the senior credit facilities and the increasing rate loan facility. The revolving credit facility has been reduced from $800 million to $600 million, the term loan facility has been increased from $1.0 billion to $1.2 billion and the maximum that may be drawn at the closing has been reduced from $560 million to $400 million.

     For purposes of the pro forma financial statements the New Credit Facility and increasing rate loans are collectively referred to as new debt financing.

Interstate Spin-off

  Interstate's Third-Party Hotel Management Business

     In May, 1998, Patriot along, with Interstate Hotels Company ("Interstate") entered into a settlement agreement with Marriott International, Inc. which addressed certain claims asserted by Marriott concerning Patriot's then proposed merger with Interstate. The settlement agreement provided for the dismissal of litigation brought by Marriott, and allowed Patriot's merger with Interstate to close.

  . In addition to dismissal of the Marriott litigation, the settlement agreement provides for the re-branding of ten Marriott hotels under the Wyndham name, Marriott's assumption of the management of ten Marriott hotels formerly managed by Interstate for the remaining term of the Marriott franchise agreement, and the divesture of the third-party management business which was operated by Interstate.

  . Patriot must complete the spin-off of third-party management business which was operated by Interstate no later than June 14, 1999.

     If Patriot does not complete the spin-off or the sale transaction by the final divestiture date, Marriott will be entitled to receive liquidated damages. Patriot will also be subject to additional penalties including Marriott's right to purchase, subject to third-party consents, the hotels to be submanaged by Marriott and six additional Marriott hotels owned by Patriot at their then appraised values. The Companies currently estimate the aggregate amount of the liquidated damages and other penalties to be approximately $190 million.

     Additionally, subject to any defenses Patriot may have, Patriot would owe Marriott liquidated damages with respect to the hotels converted to the Wyndham brand, those to be submanaged by Marriott, and the six additional Marriott hotels Marriott would have the option to purchase. Patriot also anticipates that Marriott would require third-party owners of Marriott-branded hotels that we manage to replace Patriot as manager of their hotels. As a result, each respective hotel would either: (1) lose the Marriott brand, at which time Patriot would have to compensate Marriott for any lost franchise fees or (2) terminate the management contract with Wyndham and enter into a contract with another manager. Patriot would owe liquidated damages on any third-party Marriott-franchised hotel which chooses to convert its brand.

Summary

     The following unaudited Pro Forma Condensed Consolidated Balance Sheet is presented as if the $1 billion equity investment, the restructuring of Wyndham and Patriot, the new debt financing and the Interstate spin-off prior to the final divestiture date had occurred on March 31, 1999. In addition, the pro forma financial statements assume that all but 1.7 million units of limited partnership interests tender their units for shares of common stock. It is also assumed that the amendments to the operating partnership agreements being sought and the consents of solicitation will be approved. These amendments will allow for the distribution of the non-voting stock of specified corporate subsidiaries so that it will be owned directly by Patriot.

     Additionally, the Pro Forma Condensed Consolidated Statements of Operations of the companies for the three months ended March 31, 1999 and the year ended December 31, 1998 assume these transactions as described above and the effects of the business transactions completed in 1998 as detailed on pages F-2 through F-6 had occurred as of the beginning of the periods presented.

     The following unaudited Pro Forma Condensed Combined Statements of Operations were derived from the Combined Statements of Operations of Patriot and Wyndham (together with their respective subsidiaries) filed with the Companies' Quarterly Report on Form 10-Q for the three months ended March 31, 1999 and Annual Report on Form 10-K for the year ended December 31, 1998. The unaudited Pro Forma Condensed Combined Statement of Operations was also derived in part from Interstate Hotels Management, Inc.'s unaudited Pro Forma Combined Statements of Operations and Owners' Equity filed on Form S-1/A dated May 17, 1999. In management's opinion all the material adjustments necessary to reflect the effects of the planned transaction have been made. The following unaudited Pro Forma Condensed Combined Statements of Operations do not reflect the following asset sales: Bay Meadows Racecourse in February, 1999, Holiday Inn Crockett in March, 1999, Holiday Inn Beachwood, Hampton Inn Rochester, Hampton Inn Jacksonville, Hampton Inn Cleveland, and Hampton Inn Canton, in April of 1999.

     The following unaudited Pro Forma Condensed Combined Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of March 31, 1999, nor does it purport to present the future financial position of Wyndham and Patriot.

     Additionally, the following unaudited Pro Forma Condensed Combined Statements of Operations are not necessarily indicative of what the actual results of operations of Wyndham and of Patriot would have been assuming such transactions had been completed at the beginning of the periods presented, nor do they purport to present the results of operations for future periods. Further, the unaudited Pro Forma Condensed Combined Statement of Operations for the interim period ended March 31, 1999 is not necessarily indicative of the results of operations for a full year.

                      PATRIOT AMERICAN HOSPITALITY, INC.
                                      and
                          WYNDHAM INTERNATIONAL, INC.

                  Pro Forma Condensed Combined Balance Sheet
                             As of March 31, 1999
                                  (unaudited)

                            Patriot     Wyndham
                           Pro Forma   Pro Forma                     Combined   Exchange        Equity        Pro Forma
                              (A)         (B)      Eliminations     Pro Forma     Offer       Investment        Total
                           ----------  ----------  ------------     ----------  ---------     ----------     -----------
                                              (in thousands, except per share amounts)
          ASSETS
 Current assets:
 Cash and cash
 equivalents.............  $   53,492  $   68,651          --       $  122,143        --      $      --      $   122,143
 Restricted Cash.........      19,511      17,393          --           36,904        --             --           36,904
 Accounts and lease
 revenue receivable,
 net.....................      15,187     195,087          --          210,274        --             --          210,274
 Notes and other
 receivables from
 Patriot.................         --       73,280      (73,280)(C)         --         --             --              --
 Notes and other amounts
 receivable from
 Wyndham.................     275,197         --      (275,197)(D)         --         --             --              --
 Inventories.............         --       23,131          --           23,131        --             --           23,131
 Prepaid expense and
 other assets............      24,192      50,982          --           75,174        --             --           75,174
                           ----------  ----------  -----------      ----------  ---------     ----------     -----------
  Total current assets...     387,579     428,524     (348,477)        467,626        --             --          467,626
 Investment in real
 estate and related
 improvements and land
 held for development,
 net of accumulated
 depreciation............   4,951,180     621,857         (127)(E)   5,572,910   (129,583)(H)        --        5,443,327
 Investment in
 unconsolidated
 subsidiaries............     998,553     119,660     (940,544)(F)     177,669     (2,666)(H)        --          175,003
 Subscription notes
 receivable..............     134,378      91,278     (225,656)(G)         --         --             --              --
 Mortgage notes and other
 receivables from
 unconsolidated
 subsidiaries............      77,536         --           --           77,536        --             --           77,536
 Mortgage notes and other
 receivables.............      21,780      12,594          --           34,374        --             --           34,374
 Management contracts,
 net of accumulated
 amortization............         --      132,069          --          132,069        --             --          132,069
 Leaseholds, net of
 accumulated
 amortization............      93,318      49,117          --          142,435        --             --          142,435
 Trade names and
 franchise costs, net of
 accumulated
 amortization............         --      124,219          --          124,219        --             --          124,219
 Goodwill and
 intangibles, net of
 accumulated
 amortization............     136,023     419,551          --          555,574     (8,076)(H)    (83,642)(I)     463,856
 Deferred expenses, net
 of accumulated
 amortization............      42,129         146          --           42,275        --          41,803 (J)      84,078
 Deferred acquisition
 costs...................         928      17,089          --           18,017        --             --           18,017
                           ----------  ----------  -----------      ----------  ---------     ----------     -----------
  Total assets...........  $6,843,404  $2,016,104  $(1,514,804)     $7,344,704  $(140,325)    $  (41,839)    $ 7,162,540
                           ==========  ==========  ===========      ==========  =========     ==========     ===========
      LIABILITIES &
   SHAREHOLDERS' EQUITY
 Current liabilities:
 Accounts payable and
 accrued expenses........  $   81,379  $  239,610          --       $  320,989        --      $      --      $   320,989
 Dividends and
 distributions payable...         --          --           --              --         --             --              --
 Participating lease
 payments payable to
 Patriot.................         --       68,887      (68,887)(D)         --         --             --              --
 Deposits................         --       37,247          --           37,247        --             --           37,247
 Notes and other amounts
 payable to Patriot......         --      206,310     (206,310)(D)         --         --             --              --
 Notes and other amounts
 payable to Wyndham......      73,280         --       (73,280)(C)         --         --             --              --
 Current portion of
 borrowings under the
 credit facility, term
 loans, mortgage notes
 and capital leases......   1,359,171     145,169          --        1,504,340        --      (1,080,255)(K)     424,085
                           ----------  ----------  -----------      ----------  ---------     ----------     -----------
  Total current
  liabilities............   1,513,830     697,223     (348,477)      1,862,576        --      (1,080,255)        782,321
 Subscription notes
 payable.................      91,278     134,378     (225,656)(G)         --         --             --              --
 Borrowings under the
 credit facility, term
 loans, mortgage notes
 and capital leases......   2,284,230      99,999          --        2,384,229        --         587,906 (K)   2,972,135
 Due to unconsolidated
 subsidiaries............       8,084         --           --            8,084        --             --            8,084
 Deferred income taxes...      37,755      64,579          --          102,334        --         750,000 (L)     852,334
 Minority interest in the
 Operating partnerships..     225,999      30,466          --          256,465   (220,197)(H)        --           36,268
 Minority interest in
 consolidated
 subsidiaries............     196,798     938,181     (940,544)(F)     194,435        --             --          194,435
 Stockholders' equity:
 Preferred Stock.........          54          36          --               90        --           1,074 (M)       1,164
 Excess stock............         --          --           --              --         --             --              --
 Common Stock............       2,342       2,342          --            4,684          7 (H)     (4,608)(M)          83
 Additional Paid in
 Capital.................   2,781,901     249,207          --        3,031,108     79,865 (H)    912,574 (M)   4,023,547
 Treasury Stock..........         --          --           --              --         --        (345,907)(N)    (345,907)
 Notes receivable from
 shareholders and
 affiliates..............     (15,471)     (1,070)         --          (16,541)       --             --          (16,541)
 Unearned stock
 compensation, net of
 accumulated
 amortization............      (1,472)        --           --           (1,472)       --             --           (1,472)
 Unrealized loss on
 securities available for
 sale....................         --       (1,281)         --           (1,281)       --             --           (1,281)
 Unrealized foreign
 exchange gain...........      (4,547)        824          --           (3,723)       --             --           (3,723)
 Distribution of
 Interstate Management at
 book value..............         --      (67,136)         --          (67,136)       --             --          (67,136)
 Accumulated deficit and
 dividend distributions..    (277,377)   (131,644)        (127)(E)    (409,148)       --        (862,623)(O)  (1,271,771)
                           ----------  ----------  -----------      ----------  ---------     ----------     -----------
  Total shareholders'
  equity.................   2,485,430      51,278         (127)      2,536,581     79,872       (299,490)      2,316,963
                           ----------  ----------  -----------      ----------  ---------     ----------     -----------
  Total liabilities and
  shareholders' equity...  $6,843,404  $2,016,104  $(1,514,804)     $7,344,704  $(140,325)    $  (41,839)    $ 7,162,540
                           ==========  ==========  ===========      ==========  =========     ==========     ===========

  See notes on following pages.

Notes to Pro Forma Condensed Consolidated Balance Sheet;

(A) Represents the pro forma balance sheet of Patriot as of March 31, 1999 as adjusted for the Interstate spin-off transaction. See page F-21.
(B) Represents the pro forma balance sheet of Wyndham as of March 31, 1999 as adjusted for the Interstate spin-off transaction. See page F-26.
(C) Represents the intercompany elimination of notes and other receivable from Patriot and notes and other amounts payable to Wyndham

      Notes and other receivables from Patriot....................... $ (73,280)
      Notes and other amounts payable to Wyndham.....................    73,280
                                                                      ---------
                                                                      $     --
                                                                      =========

(D) Represents the intercompany elimination of notes and other amounts receivable from Wyndham and participating lease payments payable to Patriot and notes and other amounts payable to Patriot.

      Notes and other amounts receivable from Wyndham............... $ (275,197)
      Participating lease payments payable to Patriot...............     68,887
      Notes and other amounts payable to Wyndham....................    206,310
                                                                     ----------
                                                                     $      --
                                                                     ==========

(E) Represents the intercompany elimination of design and construction fees capitalized by Patriot for hotels leased by Patriot to Wyndham.

      Investment in real estate and related improvements and land held for development, net of accumulated depreciation................. $(127)
      Accumulated deficit and dividend distributions....................   127
                                                                         -----
                                                                         $ --
                                                                         =====

(F) Represents the intercompany elimination of Patriot's investment of certain non-controlled subsidiaries, which are controlled by Wyndham, that were formed in connection with various mergers and acquisitions in 1998, and Wyndham's minority interest in these subsidiaries.

      Investment in unconsolidated subsidiaries..................... $ (940,544)
      Minority interest in consolidated subsidiaries................    940,544
                                                                     ----------
                                                                     $      --
                                                                     ==========

(G) In order to effect the issuance of the paired shares of common stock and OP Units which were issued in connection with certain of the Companies' mergers, other acquisition transactions and equity transactions, Patriot and Wyndham have issued promissory notes to fund the issuance of paired shares and OP Units. These promissory notes are referred to as subscription notes. The adjustment represents the elimination of these notes receivables and payables.

      Subscription notes receivable.................................. $(225,656)
      Subscription notes payable.....................................   225,656
                                                                      ---------
                                                                      $     --
                                                                      =========

(H) Represents the adjustment in the basis of the related asset, liability, or shareholders' equity as a result of the use of the purchase method of accounting for the exchange of certain partners' common and preferred OP Units for the Companies' common stock.

  Step-Down in Basis of the Asset:

      Investment in real estate, and related improvements and land held for development, net of accumulated depreciation........ $(129,583)
      Investment in unconsolidated subsidiaries.....................    (2,666)
      Goodwill and intangibles, net of accumulated amortization.....    (8,076)
                                                                     ---------
        Total Step-down in basis of assets.......................... $(140,325)
                                                                     =========
  Reduction of Minority Interest:

      Minority interest in the Operating Partnership................ $ 220,197
                                                                     =========

  Adjustment to par value of common stock:

      Par value of common stock for shares issued in exchange for common and preferred units of limited partnership interests in the
       Operating Partnership (based on 14,577 issued at $.0005 per share)............................................................. $ 7
                                                                           ===

  Adjustments to additional paid in capital:

      Estimated book value of sponsor's interest....................... $ 22,609
      Estimated fair market value of non sponsor's interest............   57,256
                                                                        --------
        Total adjustments to additional paid in capital................ $ 79,865
                                                                        ========

(I) Represents the write-off of net book value of the intangible asset related to the structure recorded, as a result of the Cal Jockey merger. In connection with the change in tax legislation, the paired share REIT structures have been limited in their ability to expand their business through the limitation set by Congress regarding business transactions between the REIT and its related operating company. As a result of this legislation, Patriot and Wyndham have revised their on going business strategy. Pursuant to the restructuring, Patriot and Wyndham will terminate their pairing agreement and no longer maintain the paired share REIT structure. Wyndham has recognized the write-off of this intangible as an adjustment to retained earnings in the pro forma condensed consolidated balance sheet.

(J) Represents the pro forma adjustment for the write-off of net deferred financing costs associated with the existing $2.7 billion credit facility and the addition of deferred financing costs to be incurred in connection with the new debt financing. The write-off of deferred loan costs have been reflected as a pro forma adjustment to retained earnings in the pro forma condensed consolidated balance sheet.

      Write-off of net deferred financing cost associated with the credit facility............................................. $(27,322)
      Addition of deferred financing costs associated with the new
       debt financing..............................................   69,125
                                                                    --------
                                                                    $ 41,803
                                                                    ========

(K) Represents the pro forma adjustments to the current portion and long term portion of debt obligations as a result of the investment, the restructuring and new debt financing.

                                                                       Balance
                                                                     -----------
   Pro forma adjustments to debt as a result of New Debt
   Financing:
     New revolving loan facility bearing interest at a rate of
     8.00% per annum (LIBOR plus 2.75%)...........................   $   400,000
     New term loan facility bearing interest at a rate of 8.75%
     per annum (LIBOR plus 3.50%).................................     1,200,000
     Increasing rate loans bearing interest at a rate of .25%
     below the initial new term loan facility increasing .50%
     every three months...........................................       650,000
     Other mortgage financing bearing interest at a rate of 8.75%
     per annum....................................................       262,743
                                                                     -----------
                                                                       2,512,743
   Reduction of debt for the assumed repayment of the following
   long-term   obligations:
     Existing credit facility.....................................      (875,587)
     Tranche III and B term loans.................................    (1,049,250)
                                                                     -----------
                                                                      (1,924,837)
                                                                     -----------
         Pro Forma adjustment to long-term debt obligations.......   $   587,906
                                                                     ===========
   Current portion of long term debt to be repaid:
     Tranche I and II term loans..................................      (733,000)
     Promissory note payable to Chase Securities, Inc. ...........       (49,255)
     Unsecured note payable to PaineWebber Real Estate, Inc. .....      (160,000)
     Mortgage note payable to PaineWebber Real Estate, Inc. ......      (103,000)
     Mortgage note payable to PaineWebber Real Estate, Inc. ......       (35,000)
                                                                     -----------
         Pro Forma adjustment to current portion of debt
         obligations..............................................   $(1,080,255)
                                                                     ===========

(L) The restructuring will be reflected for as a reorganization of two companies under common control and will be accounted for in a manner similar to that used in pooling of interest accounting. There will be no revaluation of the assets and liabilities of the combining companies. Wyndham will take a one-time charge of approximately $750,000 related to a deferred tax liability that will result from the change in tax status from a REIT to a C corporation, as required by SFAS No. 109. After the restructuring, Wyndham's financial statements will be presented on a consolidated basis representing the operations of the corporation (Wyndham) and its subsidiaries, including Patriot.
(M) Represents the adjustments to shareholders' equity as follows:

      Adjustment to par value of preferred stock:
      Par value of series B preferred (based on 116,414 preferred shares issued at a par value of $0.01 per share)............... $ 1,164
      Historical par value of preferred stock to be converted or retired
       as a result of the Investment and Restructuring................     (90)
                                                                       -------
                                                                       $ 1,074
                                                                       =======
      Adjustment to par value of common stock:
      Par value of common stock after reverse stock split and
       preferred
       shares converted pursuant to the restructuring (based on
       165,663
       shares at a par value of $0.0005 per share).................... $    83
      Pro forma par value of shares exchanged for units of limited
       partnership interests in the operating partnership.............      (7)
      Historical par value of common stock............................  (4,684)
                                                                       -------
                                                                       $(4,608)
                                                                       =======

      Adjustment to additional paid in capital:
      Investment................................................... $1,000,000
      Historical par value of preferred stock......................         90
      Historical par value of common stock.........................      4,684
      Pro forma par value of shares exchanged for units of limited
       partnership interest in the Operating Partnerships..........          7
      Par value adjustment for series B preferred                       (1,164)
      Par value adjustment for reverse stock split.................        (83)
      Cost of the Investment (including advisory fees, legal and accounting
       and costs of the transaction)...............................    (90,960)
                                                                    ----------
                                                                    $  912,574
                                                                    ==========

   The total number of series B preferred shares issued is based on a conversion price of $8.59 per share.

   The amount by which the conversion price can be adjusted relating to indemnification for breaches by Wyndham and Patriot of general representations and warranties and for special costs related to the consummation of the restructuring of Wyndham and Patriot and related to shareholder litigation is subject to a maximum amount of approximately $2.27 per share. In order for the total conversion price adjustments relating to the indemnification to equal $2.27, Wyndham and Patriot would generally have to incur approximately $380,000 in losses, pursuant to the purchase agreement. There is no maximum amount on conversion price adjustments relating to breaches of covenants. Neither is there a maximum amount on the separate indemnity relating to sales by the counterparties to the companies' forward equity contracts of paired shares of Wyndham and Patriot common stock issued as collateral under the forward equity contracts.

   If the conversion price was adjusted by the maximum amount to $6.32, an additional 41,808 shares of common stock would be issuable upon conversion of the series B preferred stock. See Note (N) page F-16 for discussion of earnings per share.

(N) Represents the recognition of treasury stock as a result of the cash settlement of the forward equity contracts for the return of approximately
    12.55 million shares, shares held as collateral for the obligations and the retirement of Patriot B preferred stock returned for cash of $25.00 per share. The treasury stock will be recorded at cost and as a reduction of stockholders' equity.

      Forward equity shares........................................  $(331,941)
      Patriot B preferred stock....................................    (13,966)
                                                                     ---------
                                                                     $(345,907)
                                                                     =========

(O) Pro forma adjustments to retained earnings are as follows:

      Write-off of intangibles related to structure...............  $  (83,642)
      Write-off of deferred financing costs.......................     (27,322)
      Estimated deferred tax liability............................    (750,000)
      Transaction costs to settle forward equity contracts........      (1,659)
                                                                    ----------
                                                                    $ (862,623)
                                                                    ==========

                    Patriot American Hospitality, Inc. and
                          Wyndham International, Inc.

             Pro Forma Condensed Combined Statements of Operations
                   for the three months ended March 31, 1999
                                  (unaudited)

                             Patriot      Wyndham    Elimination      Combined    Exchange       Equity      Pro Forma
                          Historical(A) Pro Forma(B)   Entries      Pro Forma (G)  Offer       Investment      Total
                          ------------- ------------ -----------    ------------- --------     ----------    ---------
                                               (in thousands, except per share amounts)
Revenue:
 Hotel revenue..........    $    --       $596,235    $     --        $596,235    $   --        $    --      $596,235
 Participating lease
 revenue................     186,155           --      (185,822)(C)        333        --             --           333
 Racecourse facility
 and land lease
 revenue................         --          4,561          --           4,561        --             --         4,561
 Management fee and
 service fee income.....         --         13,271         (127)(D)     13,144        --             --        13,144
 Interest and other
 income.................       4,758         5,359       (5,156)(E)      4,961        --             --         4,961
                            --------      --------    ---------       --------    -------       --------     --------
   Total revenue........     190,913       619,426     (191,105)       619,234        --             --       619,234
Expenses:
 Hotel expenses.........      31,359       372,071          --         403,430        --             --       403,430
 Racecourse facility
 operations.............         --          3,867          --           3,867        --             --         3,867
 General and
 administrative.........      20,651        20,759          --          41,410        --           2,734 (J)   44,144
 Interest expense.......      86,104         9,727       (5,156)(E)     90,675        --         (13,917)(K)   76,758
 Cost of acquiring
 license agreements.....         803           --           --             803        --             --           803
 (Gain) loss on sale of
 assets                       (2,985)          210          --          (2,775)       --             --        (2,775)
 Depreciation and
 amortization...........      52,662        18,789          --          71,451     (1,128)(H)       (548)(L)   69,775
 Participating lease
 payments...............         --        185.822     (185,822)(C)        --         --             --           --
                            --------      --------    ---------       --------    -------       --------     --------
                             188,594       611,245     (190,978)       608,861     (1,128)       (11,731)     596,002
                            --------      --------    ---------       --------    -------       --------     --------
Operating income
(loss)..................       2,319         8,181         (127)        10,373      1,128         11,731       23,232
 Equity in earnings of
 unconsolidated
 subsidiaries...........      14,612        (2,871)     (12,098)(F)       (357)       --             --          (357)
                            --------      --------    ---------       --------    -------       --------     --------
Income (loss) before
income tax provision,
and minority interests..      16,931         5,310      (12,225)        10,016      1,128         11,731       22,875
 Income tax
 (provision)/benefit....      (2,477)       (8,091)         --         (10,568)       --           2,155 (M)   (8,413)
                            --------      --------    ---------       --------    -------       --------     --------
Income (loss) before
minority interests......      14,454        (2,781)     (12,225)          (552)     1,128         13,886       14,462
 Minority interest in
 the operating
 partnership............        (729)        2,687          --           1,958     (1,687)(I)        --           271
 Minority interest in
 consolidated
 subsidiaries...........      (1,873)      (12,146)      12,098 (F)     (1,921)       --             --        (1,921)
                            --------      --------    ---------       --------    -------       --------     --------
Net income (loss).......    $ 11,852      $(12,240)   $    (127)      $   (515)   $  (559)      $ 13,886     $ 12,812
                            ========      ========    =========       ========    =======       ========     ========
Basic earnings (loss)
per common share(N).....    $   0.02      $  (0.08)                   $  (0.06)                              $  (0.07)
                            ========      ========                    ========                               ========
Dilutive loss per common
share(N)................    $  (0.06)     $  (0.08)                   $  (0.13)                              $  (0.07)
                            ========      ========                    ========                               ========

                         See notes on following pages.

Notes to Pro Forma Condensed Combined Statement of Operations

(A) Represents Patriot's historical results of operations for the three months ended March 31, 1999 as reported in the Companies' Report on Form 10-Q.
(B) Represents the Pro Forma Condensed Consolidated Statements of Operations for Wyndham for the three months ended March 31, 1999. See page F-28.
(C) Represents elimination of lease revenue and expense related to the hotels and the Racecourse facility leased by Patriot to Wyndham.
(D) Represents elimination of design and construction fees related to the hotels leased by Patriot to Wyndham.
(E) In connection with the mergers and other transactions, Patriot (including the Patriot Partnership) subscribed for shares of Wyndham common stock or units of limited partnership interest in the Wyndham Partnership and Wyndham subscribed for shares of Patriot common stock in order to effect the exchange of paired shares or pairs of units of limited partnership interest in the operating partnerships in consummation of the transactions. These subscriptions for shares of common stock and units of limited partnership interest were funded through the issuance of promissory notes referred to as "subscription notes" payable to Wyndham or Patriot, as the case may be. The subscription notes accrue interest at rates ranging from LIBOR plus 1% to a fixed rate of 8.7% per annum and mature on various dates through 2002.
(F) Represents elimination of Patriot's equity in the earnings of certain non-controlled subsidiaries that were formed in connection with various mergers and acquisitions in 1998. The entities are controlled by Wyndham, and as a result, the operating results of these entities have been combined with those of Wyndham for pro forma financial reporting purposes.
(G) Represents the historical results of operations for Patriot and pro forma results of operations for Wyndham combined for the three months ended
    March 31, 1999 reflecting the Interstate spin-off Transaction, as if it had been consummated as of the beginning of the period being presented.
(H) Represents the pro forma adjustment to reduce depreciation and amortization for the step-down in basis as a result of the use of the purchase method of accounting for the exchange of certain partners' common and preferred OP units for the Companies' common stock.
(I) Represents the reduction in minority interest due to a reduction in minority interest percentage as a result of the exchange of the minimum amount of limited partners' common and preferred OP units for the Companies' common stock. The impact to the results of operations if all the remaining partners were to elect to exchange their interest would be to reduce minority interest in the operating partnership by $271 and decrease the Companies' net income from $12,812 to $12,541. The net loss applicable to the common shareholder would increase to $(11,834), with a net loss per share of $(0.07) based on the weighted average shares of 167,363 (including the exchange of 1,700 of remaining units for shares).
(J) Represents the pro forma adjustment for incremental administrative fees of approximately $1,075 in fees related to the new credit facilities and approximately $1,659 in fees related to settlement of the forward equity contracts.

(K) Represents the pro forma adjustment to debt and interest expense as a result of the investment and new credit facilities as follows:

                                                                Balance    Interest
                                                              -----------  --------
   Pro forma adjustments to debt as a result of New Debt
   Financing:
     New revolving loan facility bearing interest at a
     rate of 8.00% per annum (LIBOR plus 2.75%).........      $   400,000  $  8,000
     New term loan facility bearing interest at a rate
     of 8.75% per annum (LIBOR plus 3.50%)..............        1,200,000    26,250
     Increasing rate loans bearing interest at a rate of
     .25% below the initial new term loan facility
     increasing .50% every three months.................          650,000    13,813
     Other mortgage financing bearing interest at a rate
     of 8.75% per annum.................................          262,743     5,748
     Additional deferred loan costs of approximately
     $69,125 amortized over periods of 5 to 7 years.....              --      2,846
                                                              -----------  --------
                                                                2,512,743    56,657
  Reduction of debt for the assumed repayment of the
     following long-term obligations:
     Existing credit facility...........................         (875,587)  (17,128)
     Tranche III and B term loans.......................       (1,049,250)  (19,970)
     Amortization of deferred loan costs related to the
     existing credit facility for the year ended
     December 31, 1998..................................              --    (10,905)
                                                              -----------  --------
                                                               (1,924,837)  (48,003)
                                                              -----------  --------
         Pro Forma adjustment to long-term debt
         obligations....................................      $   587,906
                                                              ===========
   Current portion of long term debt to be repaid:
     Tranche I and II term loans........................         (733,000)  (15,530)
     Promissory note payable to Chase Securities,
     Inc. ..............................................          (49,255)     (971)
     Unsecured note payable to PaineWebber Real Estate,
     Inc. ..............................................         (160,000)   (3,479)
     Mortgage note payable to PaineWebber Real Estate,
     Inc. ..............................................         (103,000)   (1,950)
     Mortgage note payable to PaineWebber Real Estate,
     Inc. ..............................................          (35,000)     (641)
                                                              -----------  --------
         Pro Forma adjustment to current portion of debt
         obligations....................................      $(1,080,255) $(22,571)
                                                              ===========  ========
   Pro Forma adjustments to interest expense:
     Pro forma adjustments to interest as a result of
     new debt financing.................................                   $ 56,657
     Reduction of interest expense for the assumed
     repayment of
     long-term debt obligations.........................                    (48,003)
     Interest expense related to current portion of debt
     obligations to be repaid...........................                    (22,571)
                                                                           --------
         Pro Forma adjustment to interest expense.......                   $(13,917)
                                                                           ========

     An increase of 0.125% in the interest rate would increase pro forma interest expense to $77,543, decreasing net income to $12,027. Net loss applicable to common shareholders would increase to $(12,348), loss per common share would remain at $(0.07) based on 165,663 weighted average number of common shares outstanding. At or after the closing of the investment and the new credit facilities, Wyndham may determine to issue senior unsecured notes with a 10-year term to repay or replace borrowings under (i) the increasing rate loans and (ii) the new revolving loan facility. Assuming that $1 billion of such notes were issued at an assumed interest rate of 9.5% per annum, pro forma interest expense would increase to $80,289, decreasing net income to $10,693. Net loss applicable to common shareholders would increase to $(14,432), loss per common share would increase to $(0.09) based on 165,663 weighted average number of common shares outstanding. In addition, the Companies would have an extraordinary write-off of $17,875 of deferred loan costs if the senior unsecured notes were used to repay the increasing rate loans.

(L) Represents the adjustment to reduce depreciation and amortization for the goodwill to be written off in connection with the restructuring.

(M) Represents the tax benefit to Wyndham as a result of the restructuring of Wyndham and Patriot. The restructuring of Wyndham and Patriot results in Wyndham, Patriot and certain corporate subsidiaries of Patriot reporting and filing on a consolidated basis for federal income tax purposes. The tax benefit is derived from the reversal of certain timing differences between financial and income tax reporting methods and does not represent the amount of cash taxes for which Wyndham would be liable.

(N) As a result of the $1 billion equity investment and the restructuring of Patriot and Wyndham, Wyndham will issue 116,414 shares (as converted) of series B preferred stock to the investors at $8.59 per share for a total investment of $1 billion. Proceeds from the investment will be used to repay the obligations in connection with the forward equity contracts of approximately $333,600. Based upon the number of paired shares issued at March 31, 1999, a total of 91,500 shares of common stock will be retired to treasury stock in connection with the repayment of the forward equity transactions. Additionally, the holders of Wyndham Series A and B Preferred Stock will be offered the opportunity to exchange their securities for Wyndham common stock. For purposes of the calculation, Wyndham Series A and B Preferred Stock will be assumed to be converted to Wyndham common stock. Holders of Patriot preferred stock will have the right to receive $25.00 for each of their paired shares. For purposes of the pro forma statement, the Patriot B preferred holders are assumed to receive total cash of approximately $13,966 (based on 559 shares at $25.00 per share). As a result, the total number of common shares outstanding on a pro forma basis would be 165,663. Pro forma basic and dilutive earnings per share are as follows:

                                                           Pro Forma  Pro Forma
                                                             Basic    (Diluted)
                                                           ---------  ---------
      Earnings per common share:
      Net income attributable to common shareholders...... $  12,812  $  12,812
      Investor Preferred Dividends........................   (24,375)   (24,375)
                                                           ---------  ---------
      Net loss available to common shareholders........... $ (11,563) $ (11,563)
                                                           =========  =========
      Weighted average shares.............................   165,663    165,663
                                                           =========  =========

     For the pro forma calculation, the dilutive effect of the series B preferred shares of 118,401, unvested stock grants of 796 and the option to purchase 15 common shares were excluded from the computation of dilutive earnings per share for the three months ended March 31, 1999 because they are anti-dilutive.

   Basic and dilutive earnings per share, on a pro forma basis, before the effects of the Exchange Offer and restructuring are as follows:

                                                            Pro Forma Pro Forma
                                                              Basic    Diluted
                                                            --------- ---------
      Combined net loss....................................  $  (515) $   (515)
      Preferred stock dividends............................     (373)     (373)
      Adjustment for equity forwards(1)....................   (8,395)  (20,033)
                                                             -------  --------
       Net loss to common shareholders.....................  $(9,283) $(20,921)
                                                             =======  ========
      Weighted average number of paired shares(2)..........  154,990   154,990
                                                             =======  ========

--------
(1) The adjustment relates to the mark-to-market and yield adjustment for the forward equity contracts which can be settled in cash or stock, at the Companies' option.

(2) For the three months ended March 31, 1999, the dilutive effect of an unvested stock grants of 796, the option to purchase common stock of 15 and 8,423 of preferred shares were not included in the computation of diluted earnings per share because they are anti-dilutive.

                    Patriot American Hospitality, Inc. and
                          Wyndham International, Inc.

             Pro Forma Condensed Combined Statements of Operations
                     for the year ended December 31, 1998
                                  (unaudited)

                            Patriot      Wyndham    Elimination      Combined    Exchange       Equity      Pro Forma
                          Pro Forma(A) Pro Forma(B)   Entries      Pro Forma (G)  Offer       Investment      Total
                          ------------ ------------ -----------    ------------- --------     ----------    ----------
                                               (in thousands, except per share amounts)
Revenue:
 Hotel revenue..........    $    --     $2,153,954   $     --       $2,153,954   $    --       $    --      $2,153,954
 Participating lease
 revenue................     704,937           --     (667,242)(C)      37,695        --            --          37,695
 Racecourse facility
 and land lease
 revenue................         --         51,259         --           51,259        --            --          51,259
 Management fee and
 service fee income.....         --         56,012        (916)(D)      55,096        --            --          55,096
 Interest and other
 income.................      17,853        23,522     (21,620)(E)      19,755        --            --          19,755
                            --------    ----------   ---------      ----------   --------      --------     ----------
   Total revenue........     722,790     2,284,747    (689,778)      2,317,759        --            --       2,317,759
Expenses:
 Hotel expenses.........     127,253     1,419,999         --        1,547,252        --            --       1,547,252
 Racecourse facility
 operations.............         --         43,198         --           43,198        --            --          43,198
 General and
 administrative.........      31,157        76,612         --          107,769        --          3,794 (J)    111,563
 Interest expense.......     319,520        39,240     (21,620)(E)     337,140        --        (35,513)(K)    301,627
 Cost of acquiring
 leaseholds and license
 agreements.............      11,686        52,721         --           64,407        --            --          64,407
 Treasury lock
 settlement.............      49,334           --          --           49,334        --            --          49,334
 Loss on sale of
 assets.................       9,453           --          --            9,453        --            --           9,453
 Impairment loss on
 assets held for sale...      27,897        23,184         --           51,081        --            --          51,081
 Depreciation and
 amortization...........     195,678        66,658         --          262,336     (4,510)(H)    (2,193)(L)    255,633
 Participating lease
 payments...............         --        667,242    (667,242)(C)         --         --            --             --
                            --------    ----------   ---------      ----------   --------      --------     ----------
                             771,978     2,388,854    (688,862)      2,471,970     (4,510)      (33,912)     2,433,548
                            --------    ----------   ---------      ----------   --------      --------     ----------
Operating loss..........     (49,188)     (104,107)       (916)       (154,211)     4,510        33,912       (115,789)
 Equity in earnings of
 unconsolidated
 subsidiaries...........      45,495         2,283     (36,502)(F)      11,276        --            --          11,276
                            --------    ----------   ---------      ----------   --------      --------     ----------
Loss before income tax
provision, and minority
interests...............      (3,693)     (101,824)    (37,418)       (142,935)     4,510        33,912       (104,513)
 Income tax
 (provision)/benefit....      (2,777)      (13,043)        --          (15,820)       --         22,261 (M)      6,441
                            --------    ----------   ---------      ----------   --------      --------     ----------
Loss before minority
interests...............      (6,470)     (114,867)    (37,418)       (158,755)     4,510        56,173        (98,072)
 Minority interest in
 the operating
 partnership............         352        12,523         --           12,875    (10,993)(I)       --           1,882
 Minority interest in
 consolidated
 subsidiaries...........      (8,057)      (41,067)     36,502 (F)     (12,622)       --            --         (12,622)
                            --------    ----------   ---------      ----------   --------      --------     ----------
Net loss................    $(14,175)   $ (143,411)  $    (916)     $ (158,502)  $ (6,483)     $ 56,173     $ (108,812)
                            ========    ==========   =========      ==========   ========      ========     ==========
Basic loss per common
share(N)................    $  (0.27)   $    (0.97)                 $    (1.24)                             $    (1.26)
                            ========    ==========                  ==========                              ==========
Dilutive loss per common
share(N)................    $  (1.37)   $    (0.97)                 $    (2.35)                             $    (1.26)
                            ========    ==========                  ==========                              ==========

                         See notes on following pages.

Notes to Pro Forma Condensed Combined Statement of Operations:

(A) Represents the Pro Forma Condensed Consolidated Statements of Operations for Patriot for the year ended December 31, 1998. See page F-23.
(B) Represents the Pro Forma Condensed Consolidated Statements of Operations for Wyndham for the year ended December 31, 1998. See page F-30.
(C) Represents elimination of lease revenue and expense related to the hotels and the Racecourse facility leased by Patriot to Wyndham.
(D) Represents elimination of design and construction fees related to the hotels leased by Patriot to Wyndham.
(E) In connection with the mergers and other transactions, Patriot (including the Patriot Partnership) subscribed for shares of Wyndham common stock or units of limited partnership interest in the Wyndham Partnership and Wyndham subscribed for shares of Patriot common stock in order to effect the exchange of paired shares or pairs of units of limited partnership interest in the operating partnerships in consummation of the transactions. These subscriptions for shares of common stock and units of limited partnership interest were funded through the issuance of promissory notes referred to as "subscription notes" payable to Wyndham or Patriot, as the case may be. The subscription notes accrue interest at rates ranging from LIBOR plus 1% to a fixed rate of 8.7% per annum and mature on various dates through 2002. The pro forma elimination entry relating to interest income and expense consists of:

      Interest income and expense related to the Subscription Notes..  $ 18,293
      Interest income and expense related to the participating note
       held by Wyndham related to the Buena Vista Palace Hotel.......     1,852
      Interest income and expense related to a note receivable issued to
       Old Patriot in connection with the sale of certain assets to
       PAH RSI, L.L.C., which assets were acquired by Wyndham........     1,186
      Other intercompany income and expense items....................       289
                                                                       --------
                                                                       $ 21,620
                                                                       ========

(F) Represents elimination of Patriot's equity in the earnings of certain non-controlled subsidiaries that were formed in connection with various mergers and acquisitions in 1998. The entities are controlled by Wyndham, and as a result, the operating results of these entities have been combined with those of Wyndham for pro forma financial reporting purposes.

(G) Represents the pro forma results of operations for Patriot and Wyndham combined for the year ended December 31, 1998 adjusted for the 1998 transactions and the Interstate spin-off transaction, as if they had been consummated as of the beginning of the period being presented.

(H) Represents the pro forma adjustment to reduce depreciation and amortization for the step-down in basis as a result of the use of the purchase method of accounting for the exchange of certain partners' common and preferred OP units for the Companies' common stock.

(I) Represents the reduction in minority interest due to a reduction in minority interest percentage as a result of the exchange of the minimum of amount of limited partners' common and preferred OP units for the Companies' common stock. The impact to the results of operations if all the remaining partners were to elect to exchange their interest would be to reduce minority interest in the operating partnership by $1,882 and increase the Companies' net loss from $108,812 to $110,694. The net loss applicable to the common shareholder would increase to $210,730, with a net loss per share of $1.26 based on the weighted average shares of 167,363 (including the exchange of 1,700 of remaining units exchanged for shares).

(J) Represents the pro forma adjustment for incremental administrative fees of approximately $1,075 in fees related to the new credit facilities and approximately $2,719 in fees related to settlement of the forward equity contracts.

(K) Represents the pro forma adjustment to interest expense as a result of the investment and new credit facilities as follows:

                                                                       Interest
                                                                       ---------
   Pro forma adjustments to interest as a result of New Debt
   Financing:
     New revolving loan facility bearing interest at a rate of
     8.00% per annum
     (LIBOR plus 2.75%)............................................    $  32,444
     New term loan facility bearing interest at a rate of 8.75% per annum
     (LIBOR plus 3.50%)............................................      106,459
     Increasing rate loans bearing interest at a rate of .25% below the initial
     new term loan facility increasing .50% every three months.....       60,961
     Other mortgage financing bearing interest at a rate of 8.75%
     per annum.....................................................       24,839
     Additional deferred loan costs of approximately $69,125
     amortized over
     periods of 5 to 7 years.......................................       11,382
                                                                       ---------
                                                                         236,085
   Reduction of interest for the assumed repayment of the following
   long-term   obligations:
     Existing credit facility......................................      (72,968)
     Tranche III and B term loans..................................      (85,462)
     Amortization of deferred loan costs related to the existing credit facility
     for the year ended December 31, 1998..........................      (31,661)
                                                                       ---------
                                                                        (190,091)
                                                                       ---------
   Reduction of interest for current portion of long term debt to be repaid:
     Tranche I and II term loans...................................      (58,085)
     Promissory note payable to Chase Securities, Inc. ............         (606)
     Unsecured note payable to PaineWebber Real Estate, Inc. ......      (12,113)
     Mortgage note payable to PaineWebber Real Estate, Inc. .......       (8,044)
     Mortgage note payable to PaineWebber Real Estate, Inc. .......       (2,659)
                                                                       ---------
                                                                       $ (81,507)
                                                                       ---------
   Pro Forma adjustments to interest expense:
     Pro forma adjustments to interest as a result of new debt
     financing.....................................................    $ 236,085
     Reduction of interest expense for the assumed repayment of
     long-term debt obligations....................................     (190,091)
     Interest expense related to current portion of debt
     obligations to be repaid......................................      (81,507)
                                                                       ---------
         Pro Forma adjustment to interest expense..................    $ (35,513)
                                                                       =========

     An increase of 0.125% in the interest rate would increase pro forma interest expense to $304,084, increasing net loss to $111,257. Net loss applicable to common shareholders would increase to $211,293, loss per common share would increase to $1.28 based on 165,663 weighted average number of common shares outstanding. At or after the closing of the investment and the new credit facilities, Wyndham may determine to issue senior unsecured notes with a 10-year term to repay or replace borrowings under (i) the increasing rate loans and (ii) the new revolving loan facility. Assuming that $1 billion of such notes were issued at an assumed interest rate of 9.5% per annum, pro forma interest expense would increase to $309,589, increasing net loss to $113,589. Net loss applicable to common shareholders would increase to $216,215 and net loss per common share would increase to $1.31 based on 165,663 weighted average number of common shares outstanding. In addition, the Companies would have an extraordinary write-off of $17,875 of deferred loan costs if the senior unsecured notes were used to repay the increasing rate loans.

(L) Represents the adjustment to reduce depreciation and amortization for the goodwill to be written off in connection with the restructuring.

(M) Represents the tax benefit to Wyndham as a result of the restructuring of Wyndham and Patriot. The restructuring of Wyndham and Patriot results in Wyndham, Patriot and certain corporate subsidiaries of Patriot reporting and filing on a consolidated basis for federal income tax purposes. The tax benefit is derived from the reversal of certain timing differences between financial and income tax reporting methods and does not represent the amount of cash taxes for which Wyndham would be liable.

(N) As a result of the $1 billion equity investment and the restructuring of Wyndham and Patriot, Wyndham will issue 116,414 shares of series B preferred stock to the investors at $8.59 per share for a total investment of $1 billion. Additionally, the holders of Wyndham Series A and B Preferred Stock will be offered the opportunity to exchange their securities for Wyndham common stock. For purposes of the calculation, Wyndham Series A and B Preferred Stock will be assumed to be converted to Wyndham common stock. Holders of Patriot preferred stock will have the right to receive $25.00 for each of their paired shares. For purposes of the pro forma statement, the Patriot B preferred holders are assumed to receive total cash of approximately $13,966 (based on 559 shares at $25.00 per share). As a result, the total number of common shares outstanding on a pro forma basis would be 165,663. Pro forma basic and dilutive earnings per share are as follows:

                                                        Pro Forma   Pro Forma
                                                          Basic      Diluted
                                                        ----------  ----------
      Earnings per common share:
      Net loss attributable to common shareholders..... $ (108,812) $ (108,812)
      Investor Preferred Dividends.....................   (100,036)   (100,036)
                                                        ----------  ----------
      Net loss available to common shareholders........   (208,848)   (208,848)
                                                        ==========  ==========
      Weighted average shares..........................    165,663     165,663
                                                        ==========  ==========

     For the pro forma calculation, the dilutive effect of the series B preferred shares of 124,654, unvested stock grants of 880 and the option to purchase 753 common shares were excluded from the computation of dilutive earnings per share for the year ended December 31, 1998 because they are anti-dilutive.

   The combined Companies are in a loss position for the twelve months ended December 31, 1998. Basic and dilutive earnings per share, on a pro forma basis, before the effects of the Exchange Offer and restructuring are as follows:

                                                         Pro Forma  Pro Forma
                                                           Basic     Diluted
                                                         ---------  ---------
      Combined net loss................................. $(158,502) $(158,502)
      Preferred stock dividends.........................    (7,956)    (7,956)
      Adjustment for equity forwards(1).................   (21,151)  (188,592)
                                                         ---------  ---------
       Net loss to common shareholders.................. $(187,609) $(355,050)
                                                         =========  =========
      Weighted average number of paired shares
       outstanding(2)                                      151,313    151,313
                                                         =========  =========

--------
(1) The adjustment relates to the mark-to-market adjustment for the UBS and Nations forward equity contracts which can be settled in cash or stock, at the Companies' option. At December 31, 1998, the PaineWebber transaction can be settled only in stock, on the guaranteed return portion as adjusted in the earnings per share calculations. There is no mark-to-market adjustment for the PaineWebber transaction which is accounted for by the Reverse Treasury Method.

(2) For 1998, the dilutive effect or unvested stock grants of 880, the options to purchase common stock of 753, shares issued in connection with forward equity contracts of 2,507 and 8,423 of preferred shares were not included in the computation of diluted earnings per share for the year December 31, 1998 because they are anti-dilutive.

                       PATRIOT AMERICAN HOSPITALITY INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              As of March 31, 1999
                                  (unaudited)

                                                       Interstate
                                         Historical(A)  Spin-off     Pro Forma
                                         ------------- ----------    ----------
                                             (in thousands, except share
                                                      amounts)
                 ASSETS
Investment in real estate and related
 improvements and land held for
 development, net of accumulated
 amortization...........................  $4,951,180        --       $4,951,180
Cash and cash equivalents...............      53,492        --           53,492
Restricted cash.........................      19,511        --           19,511
Accounts receivable.....................      15,187        --           15,187
Investment in unconsolidated
 subsidiaries...........................     998,553        --          998,553
Mortgage notes and other receivables
 from unconsolidated subsidiaries.......      77,536        --           77,536
Subscription notes receivable from
 Wyndham................................     134,378        --          134,378
Notes and other amounts receivable from
 Wyndham................................     267,951      7,246         275,197
Other notes receivable..................      21,780        --           21,780
Leaseholds, net of accumulated
 amortization...........................     100,564     (7,246)(B)      93,318
Goodwill and intangibles, net of
 accumulated amortization...............     136,023        --          136,023
Deferred expenses, net of accumulated
 amortization...........................      42,129        --           42,129
Deferred acquisition costs..............         928        --              928
Inventories.............................         --         --              --
Other assets............................      24,192        --           24,192
                                          ----------    -------      ----------
    Total assets........................  $6,843,404    $   --       $6,843,404
                                          ==========    =======      ==========
   LIABILITIES & SHAREHOLDERS' EQUITY
Borrowings under credit facility, term
 loans, mortgage notes and capital
 leases.................................  $3,643,401    $   --       $3,643,401
Subscription notes payable to Wyndham...      91,278        --           91,278
Notes and other amounts payable to
 Wyndham................................      73,280        --           73,280
Accounts payable and accrued expenses...      81,379        --           81,379
Dividends and distributions payable.....         --         --              --
Deferred income taxes...................      37,755        --           37,755
Due to unconsolidated subsidiaries......       8,084        --            8,084
Minority interest in the Patriot
 Partnerships...........................     225,999        --          225,999
Minority interest in consolidated
 subsidiaries...........................     196,798        --          196,798
Shareholders' equity:
  Preferred stock.......................          54        --               54
  Excess stock..........................         --         --              --
  Common stock..........................       2,342        --            2,342
Additional paid in capital..............   2,781,901        --        2,781,901
Notes receivable from shareholders......     (15,471)       --          (15,471)
Unearned stock compensation, net of
 accumulated amortization...............      (1,472)       --           (1,472)
Unrealized foreign exchange gain........      (4,547)       --           (4,547)
Accumulated deficit and dividend
 distributions..........................    (277,377)       --         (277,377)
                                          ----------    -------      ----------
    Total shareholders' equity..........   2,485,430        --        2,485,430
                                          ----------    -------      ----------
    Total liabilities and shareholders'
     equity.............................  $6,843,404    $   --       $6,843,404
                                          ==========    =======      ==========

                          See notes on following page.

Notes to Pro Forma Condensed Consolidated Balance Sheet:

(A) Represents the historical consolidated balance sheet of Patriot as presented in the Companies' Report on Form 10-Q as of March 31, 1999.
(B) Represents the pro forma adjustment to reduce investments in leaseholds for the transfer of certain leases held by Patriot to Interstate Management in connection with the spin-off.

      Notes and other amounts receivable from Wyndham.................. $ 7,246
      Leaseholds, net of accumulated amortization......................  (7,246)
                                                                        -------
                                                                        $   --
                                                                        =======

                       PATRIOT AMERICAN HOSPITALITY, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      For the year ended December 31, 1998
                                  (unaudited)

                           Patriot      Recent      Arcadian     Summerfield    Interstate      Pro
                          Historical Transactions  Acquisition   Acquisition      Merger       Forma
                             (A)         (B)           (C)           (D)           (E)         Total
                          ---------- ------------  -----------   -----------    ----------    --------
                                     (in thousands, except for per share amounts)
Revenue:
  Participating lease
   revenue..............   $578,029     $1,335 (F)   $ 3,803 (F)  $ 23,194 (F)   $98,576 (F)  $704,937
  Interest and other
   income...............     17,381        472           --            --            --         17,853
                           --------     ------       -------      --------       -------      --------
    Total revenue.......    595,410      1,807         3,803        23,194        98,576       722,790
                           --------     ------       -------      --------       -------      --------
Expenses:
  Hotel expenses........    100,324        362 (G)       468        17,174 (G)     8,925 (G)   127,253
  General and
   administrative.......     29,784        --            --            --          1,373        31,157
  Interest expense......    245,205        601 (H)     6,708 (H)     7,488 (H)    59,518 (H)   319,520
  Cost of acquiring
   leaseholds and
   license agreements...     11,686        --            --            --            --         11,686
  Treasury lock
   settlement...........     49,334        --            --            --            --         49,334
  Loss on sale of
   assets...............      9,453        --            --            --            --          9,453
  Impairment loss on
   assets held for
   sale.................     27,897        --            --            --            --         27,897
  Depreciation and
   amortization.........    161,857        877 (I)     2,120 (I)     3,769 (I)    27,055 (I)   195,678
                           --------     ------       -------      --------       -------      --------
    Total expenses......    635,540      1,840         9,296        28,431        96,871       771,978
                           --------     ------       -------      --------       -------      --------
Operating (loss)
 income.................    (40,130)       (33)       (5,493)       (5,237)        1,705       (49,188)
  Equity in earnings
   (loss) of
   unconsolidated
   subsidiaries.........     36,726      7,805 (J)      (128)(K)    (6,293)(L)     7,385 (M)    45,495
                           --------     ------       -------      --------       -------      --------
(Loss) income before
 income tax
 provision, minority
 interests and
 extraordinary item.....     (3,404)     7,772        (5,621)      (11,530)        9,090        (3,693)
  Income tax provision..     (2,742)       (35)(N)       --            --            --         (2,777)
                           --------     ------       -------      --------       -------      --------
(Loss) income before
 minority interest
 and extraordinary
 item...................     (6,146)     7,737        (5,621)      (11,530)        9,090        (6,470)
  Minority interest in
   operating
   partnership..........        (98)      (931)(O)       --          1,381 (O)       --            352
  Minority interest in
   consolidated
   subsidiaries.........     (8,084)        27 (P)       --            --            --         (8,057)
                           --------     ------       -------      --------       -------      --------
Net (loss) income before
 extraordinary item.....   $(14,328)    $6,833       $(5,621)     $(10,149)      $ 9,090      $(14,175)
                           ========     ======       =======      ========       =======      ========
Basic loss per common
 share before
 extraordinary item
 (Q):...................   $  (0.30)                                                          $  (0.27)
                           ========                                                           ========
Diluted loss per common
 share before
 extraordinary item
 (Q):...................   $  (1.51)                                                          $  (1.37)
                           ========                                                           ========


                          See notes on following page.

Notes to Pro Forma Condensed Consolidated Statement of Operations:

(A) Represents Patriot's historical results of operations before extraordinary items for the twelve months ended December 31, 1998 as reported in the Companies' Annual Report on Form 10-K.
(B) Represents adjustments to Patriot's results of operations assuming recent transactions, including the acquisition of the Buena Vista Hotel, the merger with WHG and related acquisition of minority interests and the Golden Door Spa completed by Patriot during the twelve months ended December 31, 1998 had been consummated on January 1, 1998.
(C) Represents adjustments to Patriot's results of operations assuming the Arcadian Acquisition had been consummated as of January 1, 1998.
(D) Represents adjustments to Patriot's results of operations assuming the Summerfield Acquisition had been consummated as of January 1, 1998.
(E) Represents adjustments to Patriot's results of operations assuming the Interstate Merger and the related financing transactions had been consummated as of January 1, 1998.
(F) Represents adjustments to lease revenue assuming the hotels and leasehold interests currently owned by Patriot and its subsidiaries had been leased to the Lessees or Wyndham as of January 1, 1998. No lease income is included in the pro forma statement of operations for time periods prior to completion of construction or commencement of operations.
(G) Represents pro forma ground lease payments to be made with respect to certain of the hotels, and hotel lease expense related to the hotels leased by Patriot from third-party owners, which Patriot sub-leases to Wyndham.
(H)  Interest expense consists of the following components:

                                  Recent     Arcadian   Summerfield Interstate
                               Transactions Acquisition Acquisition   Merger
                               ------------ ----------- ----------- ----------
   Related to acquisition of
    hotels and hotel
    management businesses....      $601       $6,308      $7,256     $51,573
   Related to subscription
    notes payable to
    Wyndham..................       --           --          232       1,254
   Related to amortization of
    deferred loan costs......       --           400         --        6,691
                                   ----       ------      ------     -------
                                   $601       $6,708      $7,488     $59,518
                                   ====       ======      ======     =======

     The pro forma amounts presented assume an average interest rate of 7.39% per annum (assuming LIBOR plus 2.25%) on the amounts outstanding on the Revolving Credit Facility. Amortization of deferred loan costs is computed using the straight-line method (which approximates the interest method) over the term of the related loans. As a result of the closing of the repayment of debt assumed in connection with the Wyndham merger, deferred loan costs related to the debt repaid were written off. In addition, Patriot incurred certain prepayment penalties related to the early repayment of certain debt. These amounts, net of the minority interest share, were reported as an extraordinary item in Patriot's historical results of operations and have been eliminated for pro forma presentation purposes. In addition, as a result of the increase in Patriot's existing credit facilities, additional deferred loan costs totaling approximately $27,405 have been included in the borrowings under the credit facility and mortgage notes in the pro forma financial statements.
     An increase of 0.125% in the interest rate would increase pro forma interest expense to $320,461, increasing net loss to $15,103. Net loss applicable to common shareholders on a dilutive basis would increase to $208,945, however, loss per common share would increase to $1.38 based on 151,313 weighted average common shares and common share equivalents outstanding.
(I) Represents adjustments to depreciation and amortization in accordance with Patriot's policy. Depreciation is computed using the straight-line method and is based upon the estimated useful lives of 30 to 40 years for the hotel buildings and improvements, 7 years for the Racecourse facility and 3 to 10 years for furniture, fixtures and equipment ("FF&E"). These estimated useful lives are based on management's knowledge of the properties and the industry in general. Amortization of goodwill related to mergers and other acquisitions of businesses and is computed using the straight-line method over estimated useful lives ranging from 5 to 40 years.
(J) Represents Patriot's pro forma equity in earnings of the non-controlled subsidiaries that own the Wyndham trade names and franchise-related assets, the management and franchising contracts and the hotel management company which are controlled by Wyndham. In addition, represents equity in losses of the partnerships that own the El San Juan Hotel & Casino and the El Conquistador and the WHG management company. These entities are also controlled by Wyndham.
(K) Represents Patriot's pro forma equity in losses of the non-controlled subsidiaries that own certain management-related assets acquired in the Arcadian acquisition. Subsidiaries of Wyndham own the controlling interest in these entities.
(L) Represents Patriot's pro forma equity in earnings of the non-controlled subsidiaries that own the management contracts and hotel management business acquired in the Summerfield acquisition. Subsidiaries of Wyndham own the controlling interest in these entities.
(M) Represents Patriot's pro forma equity in losses of the non-controlled subsidiaries that own the management contracts and hotel management business acquired in the Interstate merger. Subsidiaries of Wyndham own the controlling interest in these entities.
(N)  Represents an adjustment for estimated state income tax liabilities.
(O) Represents the adjustment to minority interest to reflect the estimated minority interest percentage subsequent to the assumed transactions of approximately 11%.
(P) Represents the minority interest related to partnerships and limited liability companies that own certain of the hotels assuming such entities had been formed and the hotels owned by such entities had been acquired at January 1, 1998.
(Q)  A reconciliation of net loss to common shareholders is as follows:

                                                         Pro Forma  Pro Forma
                                                           Basic     Diluted
                                                         ---------  ---------
      Net loss.......................................... $(14,175)  $ (14,175)
      Preferred stock dividends.........................   (5,250)     (5,250)
      Adjustment for equity forwards(1).................  (21,151)   (188,592)
                                                         --------   ---------
        Net loss to common shareholders................. $(40,576)  $(208,017)
                                                         ========   =========
          Weighted average number of paired shares
           outstanding(2)...............................  151,313     151,313
                                                         ========   =========
          Diluted.......................................  151,313     151,313
                                                         ========   =========

--------
(1) The adjustment relates to the mark-to-market adjustment for the UBS and Nations forward equity contracts, which can be settled in cash or stock, at the Companies' option. At December 31, 1998, the PaineWebber transaction can be settled only in stock, on the guaranteed return portion as adjusted in the earnings per share calculation. There is no mark-to-market adjustment for the PaineWebber transaction which is accounted for by the Reverse Treasury Method.

(2) For 1998, the dilutive effect of unvested stock grants of 880, the option to purchase common stock of 753, shares issued in connection with the forward equity contracts of 2,507 and 8,423 of preferred shares were not included in the computation of diluted earning per share for the year ended December 31, 1998 because they are antidilutive.

                          WYNDHAM INTERNATIONAL, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                              As of March 31, 1999
                                  (unaudited)

                                    Historical     Interstate
                                        (A)       Spin-off (B)       Pro Forma
                                    ------------  -------------     ------------
                                    (in thousands, except share amounts)
              ASSETS
Current assets:
 Cash and cash equivalents........  $     78,294   $    (9,643)(C)  $     68,651
 Restricted cash..................        21,503        (4,110)           17,393
 Accounts receivable..............       214,017       (18,930)          195,087
 Notes and other receivables from
  Patriot.........................        73,280           --             73,280
 Inventories......................        23,131           --             23,131
 Prepaid expense and other
  assets..........................        30,094        (6,992)           23,102
                                    ------------   -----------      ------------
   Total current assets...........       440,319       (39,675)          400,644
Investment in real estate and
 related improvements and land
 held for development, net of
 accumulated depreciation.........       625,744        (3,887)          621,857
Investment in unconsolidated
 subsidiaries.....................        86,875        32,785 (D)       119,660
Subscription notes receivable from
 Patriot..........................        91,278           --             91,278
Mortgage notes and other
 receivables......................        20,044        (7,450)           12,594
Management contracts, net of
 accumulated amortization.........       193,908       (61,839)          132,069
Leaseholds, net of accumulated
 amortization.....................        76,150       (27,033)           49,117
Trade names and franchise costs,
 net of accumulated amortization..       124,219           --            124,219
Deferred acquisition costs........        17,089           --             17,089
Goodwill, net of accumulated
 amortization.....................       419,551           --            419,551
Deferred expenses, net of
 accumulated amortization.........           146           --                146
Other assets......................        27,880           --             27,880
                                    ------------   -----------      ------------
   Total assets...................  $  2,123,203   $  (107,099)     $  2,016,104
                                    ============   ===========      ============
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable and accrued
  expenses........................  $    268,788   $   (29,178)(E)  $    239,610
 Dividends and distributions
  payable.........................           --            --                --
 Participating lease payments
  payable to Patriot..............        68,887           --             68,887
 Deposits.........................        37,247           --             37,247
 Notes and other amounts payable
  to Patriot......................       199,064         7,246           206,310
 Current portion of mortgage notes
  and capital leases..............       145,169           --            145,169
                                    ------------   -----------      ------------
   Total current liabilities......       719,155       (21,932)          697,223
 Subscription notes payable to
  Patriot.........................       134,378           --            134,378
 Mortgage notes payable and
  capital leases..................        99,999           --             99,999
 Due to unconsolidated
  subsidiaries....................           --            --                --
 Deferred income taxes............        74,905       (10,326)           64,579
 Minority interest in the Wyndham
  Partnerships....................        30,466           --             30,466
 Minority interest in consolidated
  subsidiaries....................       940,544        (2,363)          938,181
 Shareholders' equity:
 Preferred stock..................            36           --                 36
 Excess stock.....................           --            --                --
 Common stock.....................         2,342           --              2,342
Additional paid in capital........       249,207           --            249,207
Notes receivable from affiliates..        (1,070)          --             (1,070)
Unearned stock compensation, net
 of accumulated amortization......           --            --                --
Unrealized loss on securities held
 for sale.........................        (1,281)          --             (1,281)
Unrealized foreign exchange gain..           824           --                824
Distribution of Interstate
 Management at book value.........           --        (67,136)(F)       (67,136)
Accumulated deficit and dividend
 distribution.....................      (126,302)       (5,342)(G)      (131,644)
                                    ------------   -----------      ------------
   Total shareholders' equity.....       123,756       (72,478)           51,278
                                    ============   ===========      ============
   Total liabilities and
    shareholders' equity..........  $  2,123,203   $  (107,099)     $  2,016,104
                                    ============   ===========      ============

                          See notes on following page.

Notes to Pro Forma Condensed Consolidated Balance Sheet:

(A) Represents the historical consolidated balance sheet of Wyndham as presented in the Companies' Report on Form 10-Q as of March 31, 1999.
(B) Represents the pro forma adjustments to reflect the estimated effects of the spin-off to the Companies' financial position as of March 31, 1999. The spin-off includes the transfer of the third-party hotel management business of Interstate, an ownership interest in the Charles Hotel Complex and the long-term leasehold interests in certain hotels (the "Leased Hotels') and certain assets and liabilities of Wyndham. After the spin-off, Wyndham will own an approximate 55% non-controlling interest in Interstate Hotels LLC, a subsidiary of Interstate Management, which is reflected in equity in earnings of unconsolidated subsidiaries.
(C) Represents the following pro forma adjustments;

      Historical cash of Interstate Management as of March 31, 1999.... $2,658
      Additional working capital contribution to Interstate Management by the Companies at date of Spin-off............................  6,985
                                                                        ------
                                                                        $9,643
                                                                        ======

(D) Represents the following pro forma adjustments:

      Transfer of investment in the Charles Hotel Complex to
       Interstate Management........................................ $(22,370)
      Recognition of Wyndham's 55% non-controling interest in
       Interstate Management........................................   55,155
                                                                     --------
                                                                     $ 32,785
                                                                     ========

(E) Represents the pro forma adjustments for accounts payable and accrued expenses and the estimated accrued tax liability. The accrued tax liability is calculated using an effective tax rate of 40% times the excess of the fair market value of the assets being transferred over their book value for federal income tax purposes.

      Reduction of accounts payable and accrued expenses............... $34,178
      Estimated accrued tax liability..................................  (5,000)
                                                                        -------
                                                                        $29,178
                                                                        =======

(F) Represents the pro forma adjustment to reflect the distribution of Interstate Management at book value to the shareholders.
(G) Represents the pro forma adjustments for estimated accrued tax liability and the loss on the sale of The Charles Hotel Complex. In connection with the spin-off, the Companies and Interstate Management have reached a tentative agreement under which all of the equity interests in the Charles Hotel Complex will be sold to an existing independent joint venture partner. The pro forma net loss on the sale is $342

      Estimated accrued liability....................................... $5,000
      Loss on sale......................................................    342
                                                                         ------
                                                                         $5,342
                                                                         ======

                          WYNDHAM INTERNATIONAL, INC.

            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   For the three months ended March 31, 1999
                                  (unaudited)

                                             Wyndham   Interstate      Pro
                                            Historical  Spin-off      Forma
                                               (A)        (B)         Total
                                            ---------- ----------    --------
                                            (in thousands, except for per
                                                    share amounts)
Revenue:
 Hotel revenue.............................  $638,830   $(42,595)    $596,235
 Racecourse facility revenue...............     4,561        --         4,561
 Management fee and service fee income.....    22,918     (9,647)(C)   13,271
 Interest and other income.................     5,418        (59)       5,359
                                             --------   --------     --------
   Total revenue...........................   671,727    (52,301)     619,426
                                             --------   --------     --------
Expenses:
 Hotel expenses............................   414,373    (42,302)     372,071
 Racecourse facility operations............     3,867        --         3,867
 General and administrative................    29,745     (8,986)      20,759
 Interest expense..........................     9,727        --         9,727
 (Gain) loss on assets held for sale.......       210        --           210
 Depreciation and amortization.............    23,447     (4,658)      18,789
 Participating lease payments..............   185,822        --       185,822
                                             --------   --------     --------
   Total expenses..........................   667,191    (55,946)     611,245
                                             --------   --------     --------
Operating income...........................     4,536      3,645        8,181
 Equity in earnings of unconsolidated
  subsidiaries.............................       187     (3,058)(D)   (2,871)
                                             --------   --------     --------
Income before income tax provision and
 minority interest.........................     4,723        587        5,310
 Income tax provision......................    (6,466)    (1,625)      (8,091)
                                             --------   --------     --------
(Loss) before minority interest............    (1,743)    (1,038)      (2,781)
 Minority interest in Wyndham partnership..     2,687        --         2,687
 Minority interest in consolidated
  subsidiaries.............................   (12,097)       (49)     (12,146)
                                             --------   --------     --------
Net loss...................................  $(11,153)  $ (1,087)    $(12,240)
                                             ========   ========     ========
Basic loss per common share (E)............  $  (0.07)               $  (0.08)
                                             --------                --------
Diluted loss per common share (E)..........  $  (0.07)               $  (0.08)
                                             ========                ========




                          See notes on following page

Notes to Pro Forma Condensed Consolidated Statement of Operations:

(A) Represents the historical results of operations of Wyndham for the three months ended March 31, 1999 as reported in the Companies' Report on Form 10-Q.
(B) Represents the pro forma adjustments based on the Pro Forma Combined Statement of Operations of Interstate Management for the three months ended March 31, 1999 pursuant to the spin-off.
(C) Represents the following pro forma adjustments related to the spin-off:


      Interstate Management historical management fees.................. $8,569
      Interstate Management historical other income.....................  2,980
      Management and other fees from seven of the Companies'
       hotels to be managed by Interstate Management....................    751
      Hotels owned by Patriot and managed by Interstate Management...... (2,653)
                                                                         ------
                                                                         $9,647
                                                                         ======

(D) Represents the pro forma adjustment to historical operations to reflect the reduction of equity in earnings of unconsolidated subsidiaries for the transfer of the Charles Hotel Complex in the spin-off. Currently the Companies own an approximate 49% non-controlling interest in this complex. Consequently, the results of operations for the complex are not consolidated but are reflected through equity in earnings of unconsolidated subsidiaries. The adjustment to reduce equity in earnings of unconsolidated subsidiaries is $382. Additionally, as a result of the spin-off, Wyndham will own a non-controlling interest of approximately 55% of Interstate Hotels LLC, a subsidiary of Interstate Management, the newly formed entity. Wyndham will account for their ownership as an equity investment and record their share of estimated earnings of Interstate Hotels, LLC as equity in earnings of unconsolidated subsidiaries. The pro forma adjustment for the estimated loss for the three months ended March 31, 1999 is $2,676.
(E) Wyndham is in a loss position for the twelve months ended December 31, 1998. Therefore basic and diluted earnings per share are identical since the securities which could have a dilutive impact on earnings per share are anti-dilutive. Pro forma loss per share is computed based on 154,990 shares.

                          WYNDHAM INTERNATIONAL, INC.

           PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                     For the year ended December 31, 1998
                                  (unaudited)

                      Wyndham       Recent        Arcadian     Summerfield   Interstate     CHCI
                     Historical  Transactions    Acquisition   Acquisition     Merger      Merger                  Pro Forma
                        (A)           (B)            (C)           (D)           (E)         (F)        Other        Total
                     ----------  ------------    -----------   -----------   ----------    -------     -------     ----------
                                                        (in thousands, except for share amounts)
Revenue:
 Hotel revenue.....  $1,842,682    $51,770         $16,426       $53,746      $324,467     $58,785     $   --      $2,347,876
 Racecourse
 facility revenue..      51,259        --              --            --            --          --          --          51,259
 Management fee and
 service fee
 income............      89,983     (1,833)            --          1,814        17,817         646         --         108,427
 Interest and other
 income............      18,303        193             690           550         2,536       1,844         --          24,116
                     ----------    -------         -------       -------      --------     -------     -------     ----------
   Total revenue...   2,002,227     50,130          17,116        56,110       344,820      61,275         --       2,531,678
                     ----------    -------         -------       -------      --------     -------     -------     ----------
Expenses:
 Hotel expenses....   1,251,548     41,235          13,278        25,738       227,822      34,655         --       1,594,276
 Racecourse
 facility
 operations........      43,198        --              --            --            --          --          --          43,198
 General and
 administrative....      87,882        --              --          4,964        16,627         497         --         109,970
 Interest expense..      35,690      2,872 (G)         --            --            --          678 (H)     --          39,240
 Cost of acquiring
 leaseholds........      52,721        --              --            --            --          --          --          52,721
 Impairment loss on
 assets held for
 sale..............      23,184        --              --            --            --          --          --          23,184
 Depreciation and
 amortization......      69,375      1,758 (I)         118 (I)     1,649 (I)    11,323 (I)     619 (I)     --          84,842
 Participating
 lease payments....     519,589      1,335 (J)       3,803 (J)    23,194 (J)    98,576 (J)  20,745 (J)     --         667,242
                     ----------    -------         -------       -------      --------     -------     -------     ----------
   Total expenses..   2,083,187     47,200          17,199        55,545       354,348      57,194         --       2,614,673
                     ----------    -------         -------       -------      --------     -------     -------     ----------
Operating (loss)
income.............     (80,960)     2,930             (83)          565        (9,528)      4,081         --         (82,995)
 Equity in earnings
 of unconsolidated
 subsidiaries......       3,134     (1,677) (K)        --            --            --          --          --           1,457
                     ----------    -------         -------       -------      --------     -------     -------     ----------
(Loss) income
before income tax
provision, minority
interest and
extraordinary
item...............     (77,826)     1,253             (83)          565        (9,528)      4,081         --         (81,538)
 Income tax
 provision.........     (14,381)       --              --            --            --          --       (8,626)(L)    (23,007)
                     ----------    -------         -------       -------      --------     -------     -------     ----------
(Loss) income
before minority
interest and
extraordinary
item...............     (92,207)     1,253             (83)          565        (9,528)      4,081      (8,626)      (104,545)
 Minority interest
 in Wyndham
 partnership.......      12,750       (175)(M)          (5)(M)       --  (M)       --  (M)     (47)(M)     --          12,523
 Minority interest
 in consolidated
 subsidiaries......     (31,705)    (6,155)(N)         128 (N)     6,293 (N)    (9,934)(N)     --          539 (O)    (40,834)
                     ----------    -------         -------       -------      --------     -------     -------     ----------
(Loss) income
before
extraordinary
item...............  $ (111,162)   $(5,077)        $    40       $ 6,858      $(19,462)    $ 4,034     $(8,087)    $ (132,856)
                     ==========    =======         =======       =======      ========     =======     =======     ==========
Basic loss per
common share before
extraordinary item
(S)................  $    (0.83)                                                                                   $    (0.90)
                     ----------                                                                                    ----------
Diluted loss per
common share before
extraordinary item
(S)................  $    (0.83)                                                                                   $    (0.90)
                     ==========                                                                                    ==========
                       Interstate
                        Spin-off      Pro Forma
                     Transaction(P)     Total
                     ---------------- -----------
Revenue:
 Hotel revenue.....    $(193,922)     $2,153,954
 Racecourse
 facility revenue..          --           51,259
 Management fee and
 service fee
 income............      (52,415)(Q)      56,012
 Interest and other
 income............         (594)         23,522
                     ---------------- -----------
   Total revenue...     (246,931)      2,284,747
                     ---------------- -----------
Expenses:
 Hotel expenses....     (174,277)      1,419,999
 Racecourse
 facility
 operations........          --           43,198
 General and
 administrative....      (33,358)         76,612
 Interest expense..          --           39,240
 Cost of acquiring
 leaseholds........          --           52,721
 Impairment loss on
 assets held for
 sale..............                       23,184
 Depreciation and
 amortization......      (18,184)         66,658
 Participating
 lease payments....          --          667,242
                     ---------------- -----------
   Total expenses..     (225,819)      2,388,854
                     ---------------- -----------
Operating (loss)
income.............      (21,112)       (104,107)
 Equity in earnings
 of unconsolidated
 subsidiaries......          826(R)        2,283
                     ---------------- -----------
(Loss) income
before income tax
provision, minority
interest and
extraordinary
item...............      (20,286)       (101,824)
 Income tax
 provision.........        9,964         (13,043)
                     ---------------- -----------
(Loss) income
before minority
interest and
extraordinary
item...............      (10,322)       (114,867)
 Minority interest
 in Wyndham
 partnership.......          --           12,523
 Minority interest
 in consolidated
 subsidiaries......         (233)        (41,067)
                     ---------------- -----------
(Loss) income
before
extraordinary
item...............    $ (10,555)     $ (143,411)
                     ================ ===========
Basic loss per
common share before
extraordinary item
(S)................                   $    (0.97)
                                      -----------
Diluted loss per
common share before
extraordinary item
(S)................                   $    (0.97)
                                      ===========

                          See notes on following page

Notes to Pro Forma Condensed Consolidated Statement of Operations:

(A) Represents the historical results of operations of Wyndham for the twelve months ended December 31, 1998 as reported in the Companies' Annual Report on Form 10-K.
(B) Represents adjustments to Wyndham's results of operations assuming that Recent Transactions completed by the Companies during the twelve months ended December 31, 1998 had occurred as of January 1 1998. No adjustment is made to the results of operations for time periods prior to the completion of construction or commencement of operations.
(C) Represents adjustments to Wyndham's results of operations for the hotel leases and management contracts acquired as a result of the Arcadian acquisition assuming such leases and management contracts had been acquired as of January 1, 1998. No adjustment is made to the results of operations for time periods prior to the completion of construction or commencement of operations.
(D) Represents adjustments to Wyndham's results of operations for the hotel investments and management operations acquired by Wyndham as a result of the Summerfield acquisition assuming such investments had been acquired as of January 1, 1998. No adjustment is made to the results of operations for time periods prior to the completion of construction or commencement of operations.
(E) Represents adjustments to Wyndham's results of operations for the hotel leases and management contracts acquired as a result of the Interstate merger, assuming such leases and management contracts had been acquired as of January 1, 1998. No adjustment is made to the results of operations for time periods prior to the completion of construction or commencement of operations.
(F) Represents adjustments to Wyndham's results of operations for the hotel leases and management contracts acquired by Wyndham as a result of the CHCI merger assuming such leases and management contracts had been acquired as of January 1, 1998. No adjustment is made to the results of operations for time periods prior to the completion of construction or commencement of operations.
(G) Represents pro forma interest expense on debt and capital lease obligations related to the Condado Plaza Hotel, the El San Juan Hotel & Casino and the El Conquistador. As a result of the WHG Transactions, Wyndham acquired a controlling interest in the partnerships that own the El San Juan Hotel & Casino and the El Conquistador. As a result, the results of operations of these partnerships are included in Wyndham's consolidated operating results. These debt and capital lease obligations bear interest at rates ranging from LIBOR plus 0.9% (estimated as 6.589%) to 12.0% per annum.
     An increase of 0.125% in the interest rate would increase pro forma interest expense to $39,258, increasing net loss to $142,382. Net loss applicable to common shareholders would increase to $145,088, however, loss per common share would remain at $0.96 based on 151,313 weighted average number of common shares and common share equivalents outstanding.
(H) Represents pro forma interest expense on debt obligations assumed in connection with the CHCI merger.
(I) Represents the following pro forma adjustments to depreciation and amortization in accordance with Wyndham policy. Depreciation is computed using the straight-line method and is based upon the estimated useful lives of 30 to 40 years for buildings and improvements and 3 to 10 years for FF&E. Amortization of goodwill related to the acquisition of the management operations of entities acquired is computed using the straight-line method over estimated useful lives of 5 to 40 years. Amortization of management contracts tradenames and franchise costs is computed using the straight-line method over estimated useful lives ranging from 6 to 30.
(J) Represents pro forma lease payments from Wyndham to Patriot calculated based upon the historical operating results of the hotels for the twelve months ended December 31, 1998.
(K) Represents adjustment to eliminate Wyndham's equity in earnings of unconsolidated subsidiaries related to WHG. Subsequent to the WHG Transactions, these entities are consolidated with Wyndham.
(L) Represents an adjustment to the estimated federal and state tax liability as a result of the pro forma adjustments to the operating results for the twelve months ended December 31, 1998.
(M) Represents the adjustment to minority interest to reflect the estimated minority interest percentage in the Wyndham Partnership subsequent to the assumed transactions of approximately 12.2%.

(N) Represents adjustments for Patriot's minority interest in the non-controlled subsidiaries. These entities are controlled by Wyndham.
(O) Represents the elimination of minority interest from the historical financial statements of minority interests in WHG and CHCI.
(P) Represents the pro forma adjustments based on the Pro Forma Combined Statement of Operations of Interstate Management for the year ended December 31, 1998 pursuant to the spin-off.
(Q) Represents the following pro forma adjustments related to the spin-off:

      Interstate Management historical management fees............... $ 40,781
      Interstate Management historical other income..................   20,454
      Management and other fees from seven of the Companies'
       hotels to be managed by Interstate Management.................    3,207
      Hotels owned by Patriot and managed by Interstate Management...  (12,027)
                                                                      --------
                                                                      $ 52,415
                                                                      ========

(R) Represents the pro forma adjustment to historical operations to reflect the reduction of equity in earnings of unconsolidated subsidiaries for the transfer of the Charles Hotel Complex in the spin-off. Currently the Companies own an approximate 49% non-controlling interest in this complex. Consequently, the results of operations for the complex are not consolidated but are reflected through equity in earnings of unconsolidated subsidiaries. The adjustment to reduce equity in earnings of unconsolidated subsidiaries is $2,039. Additionally, as a result of the spin-off, Wyndham will own a non-controlling interest of approximately 55% of Interstate Hotels LLC, a subsidiary of Interstate Management, the newly formed entity. Wyndham will account for their ownership as an equity investment and record their share of estimated earnings of Interstate Hotels, LLC as equity in earnings of unconsolidated subsidiaries. The pro forma adjustment for the estimated earnings for the year ended December 31, 1998 is $2,865.
(S) Wyndham is in a loss position for the twelve months ended December 31, 1998. Therefore basic and diluted earnings per share are identical since the securities which could have a dilutive impact on earnings per share are anti-dilutive.

      Net loss.....................................................  $(143,411)
      Preferred stock dividend.....................................     (2,706)
                                                                     ---------
        Net loss to common stockholders............................  $(146,117)
                                                                     =========
      Weighted average number of common shares outstanding:
        Basic......................................................    151,313
                                                                     =========
        Diluted....................................................    151,313
                                                                     =========

   Wyndham is in a loss position (prior to the Interstate spin-off transaction) for the twelve months ended December 31, 1998. Therefore basic and diluted earnings per share are identical since the securities which could have a dilutive impact on earnings per share are anti-dilutive.

      Net loss.....................................................  $(132,856)
      Preferred stock dividend.....................................     (2,706)
                                                                     ---------
        Net loss to common stockholders............................  $(135,562)
                                                                     =========
      Weighted average number of common shares outstanding:
        Basic......................................................    151,313
                                                                     =========
        Diluted....................................................    151,313
                                                                     =========

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          WYNDHAM INTERNATIONAL, INC.

                       PATRIOT AMERICAN HOSPITALITY, INC.

                                    ANNEXES

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                         ANNEX A
--------------------------------------------------------------------------------

                         SECURITIES PURCHASE AGREEMENT

                                  By and among

                      PATRIOT AMERICAN HOSPITALITY, INC.,

                          WYNDHAM INTERNATIONAL, INC.,

                PATRIOT AMERICAN HOSPITALITY PARTNERSHIP, L.P.,

               WYNDHAM INTERNATIONAL OPERATING PARTNERSHIP, L.P.

                                      and

                           THE INVESTORS NAMED HEREIN

                               ----------------

                         Dated as of February 18, 1999

                               ----------------

                      Series B Convertible Preferred Stock

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
                                   ARTICLE I

                        Authorization and Sale of Shares

 Section 1.1  Authorization..............................................   A-2
 Section 1.2  Issuance and Sale of Shares................................   A-3

                                   ARTICLE II

                                    Closing

 Section 2.1  Closing Date...............................................   A-3
 Section 2.2  Further Assurances.........................................   A-4

                                  ARTICLE III

                Representations and Warranties of the Companies

 Section 3.1  Organization and Qualification.............................   A-4
 Section 3.2  Subsidiaries...............................................   A-4
 Section 3.3  Capitalization.............................................   A-4
 Section 3.4  Authority..................................................   A-6
 Section 3.5  Consents and Approvals; Non-Contravention..................   A-7
 Section 3.6  Enforceability of Transaction Documents....................   A-7
 Section 3.7  SEC Reports................................................   A-8
 Section 3.8  Accountants................................................   A-8
 Section 3.9  Financial Statements.......................................   A-8
 Section 3.10 Absence of Certain Material Changes........................   A-9
 Section 3.11 Actions....................................................   A-9
 Section 3.12 No Undisclosed Liabilities.................................   A-9
 Section 3.13 Investment Company Act.....................................   A-9
 Section 3.14 Reporting..................................................  A-10
 Section 3.15 Registration and Qualification.............................  A-10
 Section 3.16 Indebtedness and Certain Other Contracts...................  A-10
 Section 3.17 No Defaults................................................  A-10
 Section 3.18 Violations of Law..........................................  A-10
 Section 3.19 Properties.................................................  A-11
 Section 3.20 Intellectual Property......................................  A-12
 Section 3.21 Taxes......................................................  A-13
 Section 3.22 Employee Matters; ERISA....................................  A-14
 Section 3.23 Environmental Matters......................................  A-16
 Section 3.24 Labor Matters..............................................  A-17
 Section 3.25 Year 2000 Compliance.......................................  A-18
 Section 3.26 Insurance..................................................  A-18
 Section 3.27 Affiliate Transactions.....................................  A-18
 Section 3.28 Delaware General Corporation Law Section 203...............  A-19
 Section 3.29 Actions Regarding the Patriot Shareholder Rights Plan......  A-19
 Section 3.30 Brokers and Finders; Transaction Expenses..................  A-19
 Section 3.31 Opinion of Financial Advisor...............................  A-19
 Section 3.32 Full Disclosure............................................  A-19


                                                                          Page
                                                                          ----
                                  ARTICLE IV

                Representations and Warranties of the Investors

 Section 4.1  Investment................................................  A-20
 Section 4.2  Rule 144..................................................  A-20
 Section 4.3  Organization of the Investors.............................  A-20
 Section 4.4  Current Ownership.........................................  A-20
 Section 4.5  No Voting Agreements......................................  A-20
 Section 4.6  Authority of the Investors................................  A-20
 Section 4.7  Non-Contravention.........................................  A-21
 Section 4.8  Brokers and Finders; Transaction Expenses.................  A-21

                                   ARTICLE V

                             Conditions Precedent

 Section 5.1  Conditions to Each Party's Obligation.....................  A-21
 Section 5.2  Conditions to the Investors' Obligation...................  A-22
 Section 5.3  Conditions to the Obligations of the Companies and the
              Operating Partnerships....................................  A-24

                                  ARTICLE VI

                          Covenants of the Companies
 Section 6.1  Conduct of Business Pending the Closing...................  A-24
 Section 6.2  Reporting.................................................  A-26
 Section 6.3  Payment of Expenses.......................................  A-26
 Section 6.4  Availability of Wyndham Common Stock......................  A-27
 Section 6.5  Disclosure Documents; Stockholder and Partner Approvals...  A-27
 Section 6.6  Restructuring Plan........................................  A-28
 Section 6.7  No Solicitation of Competing Transactions.................  A-28
 Section 6.8  Benefit Plans.............................................  A-29
 Section 6.9  No General Solicitation...................................  A-30
 Section 6.10 Preemptive Rights.........................................  A-30
 Section 6.11 Non-Competition and Other Restrictions....................  A-31
 Section 6.12 Access to Information.....................................  A-31
 Section 6.13 Rights Offering...........................................  A-31
 Section 6.14 HSR Approval..............................................  A-32

                                  ARTICLE VII

                          Covenants of the Investors

 Section 7.1  Certain Restrictions......................................  A-32
 Section 7.2  Quorum....................................................  A-33
 Section 7.3  Transfers.................................................  A-33
 Section 7.4  HSR Approval..............................................  A-33
 Section 7.5  No Voting Agreements......................................  A-33
 Section 7.6  Board of Director Matters.................................  A-34
 Section 7.7  Compliance with the New Wyndham Certificate and Series B
              Certificate of Designation................................  A-34
 Section 7.8  Confidentiality...........................................  A-34


                                                                           Page
                                                                           ----
                                 ARTICLE VIII

                 Restrictions on Transferability of Securities

 Section 8.1   Restrictive Legend.......................................   A-34
 Section 8.2   Notice of Proposed Transfers.............................   A-35

                                  ARTICLE IX

                                  Termination

 Section 9.1   Termination..............................................   A-35

                                   ARTICLE X

                                Indemnification

 Section 10.1  Survival of Representations and Warranties...............   A-35
 Section 10.2  Indemnification..........................................   A-36
 Section 10.3  Terms of Indemnification.................................   A-38

                                  ARTICLE XI

                                 Miscellaneous

 Section 11.1  Governing Law............................................   A-39
 Section 11.2  Jurisdiction; Forum; Service of Process; Waiver of Jury
               Trial....................................................   A-39
 Section 11.3  Successors and Assigns...................................   A-39
 Section 11.4  Effectiveness............................................   A-40
 Section 11.5  Entire Agreement; Amendment..............................   A-40
 Section 11.6  Notices, Etc.............................................   A-40
 Section 11.7  Certain Definitions......................................   A-41
 Section 11.8  Delays or Omissions......................................   A-41
 Section 11.9  Counterparts.............................................   A-41
 Section 11.10 Severability.............................................   A-41
 Section 11.11 Titles and Subtitles.....................................   A-41
 Section 11.12 No Public Announcement...................................   A-41
 Section 11.13 Further Actions; Reasonable Efforts......................   A-42
 Section 11.14 Enforcement of Agreement.................................   A-42


                         SECURITIES PURCHASE AGREEMENT

   This Securities Purchase Agreement (this "Agreement") is made as of February 18, 1999 by and among Patriot American Hospitality, Inc., a Delaware corporation ("Patriot"), Wyndham International, Inc., a Delaware corporation ("Wyndham", and together with Patriot, the "Companies"), Patriot American Hospitality, L.P., a Virginia limited partnership ("Patriot OP"), and Wyndham International Operating Partnership, L.P., a Delaware limited partnership ("Wyndham OP" and, together with Patriot OP, the "Operating Partnerships"), and the parties identified on the signature page hereof as the Investors (the "Investors").

   Whereas, subject to the terms and conditions hereof, including without limitation the Restructuring Plan attached hereto as Exhibit A (the "Restructuring Plan"), pursuant to which (i) a restructuring of the Companies and the Operating Partnerships will be implemented upon the completion of which Wyndham will continue as a public company and Patriot will become a wholly owned subsidiary of Wyndham, (ii) the pairing and cooperation agreements between Wyndham and Patriot will be terminated (the "Pairing Termination") and Patriot's status as a real estate investment trust will be terminated, effective as of January 1, 1999 (the "REIT Termination"), (iii) shares of Wyndham's Class A Common Stock, par value $0.01 per share (the "Wyndham Class A Common Stock"), will be issued pursuant to the Merger, the Exchange Offers and the Patriot OP Distribution (as each such term is defined in the Restructuring
Plan) (collectively, the "Restructuring Shares"), (iv) a reverse stock split of the Wyndham Class A Common Stock will be implemented immediately following the issuance of the Restructuring Shares (the "Reverse Stock Split") with the effect that one share of Paired Common Stock (as defined in Section 3.3(c)) immediately prior to the Merger will become one share of Wyndham Class A Common Stock immediately following the Merger and the Reverse Stock Split, and (v) the Companies' and the Operating Partnerships' indebtedness will be restructured (the "Debt Restructuring"), all as set out in more detail in Section 5.2(k);

   Whereas, subject to the terms and conditions hereof, including without limitation the Restructuring Plan, the Certificate of Incorporation of Wyndham will be amended and restated (the "Wyndham Charter Amendment") in the form attached hereto as Exhibit B (the "New Wyndham Certificate"), the By-Laws of Wyndham will be amended and restated in the form attached hereto as Exhibit C (the "New Wyndham By-Laws"), a Shareholder Rights Plan of Wyndham will be adopted substantially in the form attached hereto as Exhibit D (the "Wyndham Rights Plan"), the Limited Partnership Agreement of Patriot OP (the "Existing Patriot OP Partnership Agreement") will be amended and restated (the "Patriot OP Restatement") in the form attached hereto either as Exhibit E-1 or Exhibit E-2 (the "New Patriot OP Partnership Agreement") and the Limited Partnership Agreement of Wyndham OP (the "Existing Wyndham OP Partnership Agreement") will be amended and restated (the "Wyndham OP Restatement") in the form attached hereto either as Exhibit E-3 or as Exhibit E-4 (the "New Wyndham OP Partnership Agreement");

   Whereas, subject to the terms and conditions hereof, Wyndham may extend the Rights Offering (as defined in Section 6.14) to stockholders of the Companies and limited partners of the Operating Partnerships pursuant to which such stockholders and limited partners will be given the opportunity to purchase an aggregate of up to 3,000,000 shares (the "Rights Offering Shares", which term shall be deemed to include unless the context otherwise requires additional Rights Offering Shares that are issued pursuant to the Series A Certificate of Designation (as defined below)) of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of Wyndham convertible into shares of Wyndham Class A Common Stock and having the other terms set forth in the Certificate of Designation attached hereto as Exhibit F (the "Series A Certificate of Designation"), for an aggregate purchase price of up to $300,000,000;

   Whereas, subject to the terms and conditions hereof, Wyndham will sell and the Investors will purchase (the "Investment") an aggregate of up to 10,000,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of Wyndham convertible into shares of Wyndham Class B Common Stock, par value $0.01 per share (the "Wyndham Class B Common Stock"), and having the other terms set forth in the Certificate of Designation attached hereto as Exhibit G (the "Series B Certificate of Designation"), for an aggregate purchase price of up to $1,000,000,000;

   Whereas, the Investors will have the benefit of the registration rights provided for in the Registration Rights Agreement being executed simultaneously herewith in the form attached hereto as Exhibit H (the "Registration Rights Agreement");

   Whereas, the Board of Directors of Patriot has (i) received a written opinion from its financial advisor that the Investment is fair to the holders of the common stock, par value $0.01 per share, of Patriot ("Patriot Common Stock") from a financial point of view, (ii) approved this Agreement, the Restructuring Plan and the other transactions contemplated by this Agreement to which Patriot or Patriot OP is a party and (iii) determined to recommend that the stockholders of Patriot give the Patriot Stockholder Approval (as such term is defined in Section 5.1(c)), the limited partners of Patriot OP give the Patriot Partnership Approval (as such term is defined in the Restructuring
Plan) and the relevant securityholders accept the Exchange Offers; and

   Whereas, the Board of Directors of Wyndham has (i) received a written opinion from its financial advisor that the Investment is fair to the holders of the common stock, par value $0.01 per share, of Wyndham ("Wyndham Common Stock") from a financial point of view, (ii) approved this Agreement, the Restructuring Plan and the other transactions contemplated by this Agreement to which Wyndham or Wyndham OP is a party and (iii) determined to recommend that the stockholders of Wyndham give the Wyndham Stockholder Approval (as such term is defined in Section 5.1(d)), the limited partners of Wyndham OP give the Wyndham Partnership Approval (as such term is defined in the Restructuring
Plan) and the relevant securityholders accept the Exchange Offers.

   Now, Therefore, in consideration of the mutual covenants, agreements, representations and warranties set forth herein, the parties hereby agree as follows:

                                   ARTICLE I

                        Authorization and Sale of Shares

   Section 1.1 Authorization.

   (a) Subject to obtaining the Stockholder Approval, Wyndham has heretofore authorized the issuance and sale to the Investors at the Closing (as defined in Section 2.1(a)) pursuant to this Agreement of an aggregate of up to 10,000,000 shares of Series B Preferred Stock (the "Shares") and the maximum number of additional Shares as may be issued as provided in the Series B Certificate of Designation. Unless the context otherwise requires, references in this Agreement to the "Shares" shall be deemed to include additional shares of Series B Preferred Stock that are issued pursuant to the Series B Certificate of Designation.

   (b) Subject to any pro rata adjustment pursuant to Section 1.1(c), the number of Shares to be issued and sold to each Investor at the Closing, and the "Investor Percentage" for such Investor, shall be the amounts indicated on the signature page opposite such Investor's name on the signature page hereof; provided, that each Investor may, upon three business days' notice to the Companies in writing prior to the Closing, (i) assign its right but not its obligation to purchase some or all of its Shares hereunder to one or more of its directors, officers, employees, affiliates and investment funds or customer accounts which are under the management of the Investors or their affiliates or to one or more other Investors (collectively, the "Permitted Assignees") or
(ii) assign its right and obligation to purchase some or all of its Shares, with the Companies' consent (not to be unreasonably withheld or delayed), to another person, provided that no more than 25% in interest in the aggregate in the rights and obligations to purchase Shares may be assigned to persons other than Permitted Assignees prior to or following the Closing (any such assignees being referred to as "Permitted Third Party Transferees"), and in the event of any such assignment, the Investor Percentage for such Investor and the assignee shall be appropriately adjusted and such Investor's and such assignee's respective rights to receive fees hereunder shall also be adjusted in a similar manner. Unless the context otherwise requires, references in this Agreement to "Investors" shall be deemed to include Permitted Assignees and Permitted Third Party Transferees under this
Section 1.1(b), and all of their successors by operation of law.

   (c) If, prior to the Closing, either of the Companies or the Subsidiaries sell the Identified Assets (as such term is defined in Section 1.1(c) of the letter of the Companies to the Investors to be dated as of the Effective Date (as defined in Section 11.4) (the "Company Disclosure Letter")) at or prior to the Closing for net cash proceeds (excluding for purposes of such calculation any contingent payments to be received by the Companies or their subsidiaries) in excess of the amounts set forth in Section 1.1(c) of the Company Disclosure Letter, pursuant to definitive documentation satisfactory to the Investors, whose consent shall not be unreasonably withheld or delayed (which documentation shall not in any event include any indemnification or other contingent payment obligation of the Companies or their subsidiaries which survives the closing of the sale of such assets), the total number of Shares to be purchased at the Closing may be reduced by the Companies by an amount equal to the amount of such excess proceeds divided by 100 and the number of shares to be purchased by each of the Investors shall be reduced by an amount determined by multiplying the Investor Percentage for such Investor by the total number of Shares as so reduced, rounded up to the nearest whole share. The Companies shall give the Investors not less than 10 business days' written prior notice of any proposed reduction to be implemented pursuant to this
Section 1.1(c), which notice will include a detailed calculation of such reduction, including of the net cash proceeds received or to be received by the Companies in connection with the related disposition, certified by the Chief Financial Officer or Treasurer of the Companies.

   Section 1.2 Issuance and Sale of Shares. Upon the terms and subject to the conditions set forth herein, on the Closing Date, in reliance on the representations and warranties of the Investors contained herein, Wyndham will issue and sell to each Investor and, in reliance on the representations and warranties of the Companies and the Operating Partnerships contained herein, such Investor will purchase from Wyndham, the number of Shares to be purchased by such Investor at the Closing pursuant to Section 1.1, for a purchase price of $100 per Share (the "Purchase Price").

                                   ARTICLE II

                                    Closing

   Section 2.1 Closing Date. The closing (the "Closing") of the purchase and sale of the Shares contemplated hereby shall take place on such date and at such time as agreed to by the Companies and the Investors but in no event later than one business day following the date of the Stockholder Approval, subject to satisfaction or waiver of all of the conditions set forth in Article V (the date of the Closing is hereinafter referred to as the "Closing Date"). The parties hereto agree that it is their mutual intent for the Closing Date to occur on or before June 30, 1999, subject to the satisfaction or waiver of the conditions set forth in Article V. The Closing shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 919 Third Avenue, New York, New York, or at such other place as agreed to by the Companies and the Investors.

   Delivery of the Shares to be purchased by each Investor pursuant to this Agreement shall be made at the Closing by Wyndham delivering to such Investor, against payment of the Purchase Price therefor, one certificate representing the appropriate number of Shares (registered in the name of such Investor), unless at least two business days prior to the Closing Date such Investor shall have requested that Wyndham deliver more than one certificate representing Shares, in which event Wyndham will deliver to such Investor the number of certificates so requested, registered in the Investor's name or the name of any assignee(s) designated in accordance with Section 1.1. Payment of the Purchase Price for the Shares to be purchased by each Investor hereunder shall be made or caused to be made by such Investor to Wyndham by delivery by wire transfer of immediately available funds equal to the Purchase Price therefor.

   Section 2.2 Further Assurances. From time to time following the Closing, upon the request of any Investor, Wyndham shall execute and deliver, or cause to be executed and delivered, to such Investor such other instruments and take such other action as may be reasonably necessary to more effectively vest in such Investor and put such Investor in possession of the Shares purchased by such Investor.

                                  ARTICLE III

                Representations and Warranties of the Companies

   As an inducement to the Investors to enter into this Agreement and to consummate the transactions contemplated hereby, each of the Companies and the Operating Partnerships, jointly and severally, represents and warrants to the Investors as follows; provided that for all purposes of this Agreement no representation or warranty set forth in this Article III shall fail to be true, accurate, correct or complete in all material respects by reason of one or more inaccuracies which individually would give rise to a Loss (as defined in Section 10.2(a)) of less than $50,000:

   Section 3.1 Organization and Qualification. Each of the Companies and the Subsidiaries (as hereinafter defined) is a corporation, limited partnership or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization. Each of the Companies and the Subsidiaries has all requisite corporate, partnership or other power and authority, and has been duly authorized by all necessary consents, approvals, authorizations, orders, registrations, qualifications, licenses and permits of and from all public, regulatory or governmental agencies and bodies, to own, lease and operate its assets and properties and to conduct its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets and properties makes such qualification or licensing necessary.

   Section 3.2 Subsidiaries.

   (a) The only direct or indirect subsidiaries of the Companies are those listed on Section 3.2(a) of the Company Disclosure Letter. Except for the ownership interests set forth in Section 3.2(a) of the Company Disclosure Letter, neither of the Companies owns or controls, directly or indirectly, a 30% or greater capital stock interest in a corporation, a general partnership interest or a 30% or greater limited partnership interest in a partnership, or a managing member or a 30% or greater membership interest in a limited liability company, association or other entity or project. The entities listed on Section 3.2(a) of the Company Disclosure Letter (which include the Operating Partnerships) are hereinafter referred to as the "Subsidiaries".

   (b) Except for the entities listed on Section 3.2(a) or 3.2(b) of the Company Disclosure Letter, neither of the Companies hold, directly or indirectly, any equity interest or equity investment in any corporation, partnership, association or other entity.

   (c) Except as set forth in Section 3.2(c) of the Company Disclosure Letter, all of the issued and outstanding shares of capital stock of or other equity interests in each Subsidiary have been validly issued, are fully paid and nonassessable and are owned, directly or indirectly, by the Companies free and clear of any pledges, liens, claims, encumbrances, security interests, charges and options of any nature whatsoever ("Liens") and there are no outstanding subscriptions, options, calls, contracts, voting trusts, proxies or other commitments, understandings, restrictions, arrangements, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement, obligating any Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating it to grant, extend or enter into any such agreement or commitment.

   Section 3.3 Capitalization.

   (a) As of the date hereof, the authorized capital stock of Patriot consists of (i) 650,000,000 shares of Patriot Common Stock, of which 155,524,662 shares are outstanding, (ii) 63,895,403 shares of Patriot Common

Stock are held as collateral for the counterparties to various agreements under which the Companies or the Subsidiaries are obligated to issue or deliver as collateral any of their equity securities (the "Forward Equity Contracts"),
(iii) 7,754,076 shares of Patriot Common Stock are subject to outstanding options and other awards pursuant to the Companies' benefit plans, (iv) 750,000,000 shares of excess stock, par value $0.01 per share, of which no shares are outstanding, and (v) 100,000,000 shares of preferred stock, par value $0.01 per share (the "Patriot Preferred Stock"), of which 10,000,000 shares are designated as Series A Convertible Preferred Stock (the "Patriot Series A Preferred Stock") (4,860,876 shares of which are issued and outstanding), 10,000,000 shares are designated as Series B Cumulative Perpetual Preferred Stock (the "Patriot Series B Preferred Stock") (558,656 shares of which are issued and outstanding) and 2,500,000 shares are designated as Series X Junior Participating Cumulative Preferred Stock (none of which is issued and outstanding). As of the date hereof, the authorized capital stock of Wyndham consists of (i) 650,000,000 shares of Wyndham Common Stock, which term shall also refer collectively to the Wyndham Class A Common Stock and the Wyndham Class B Common Stock), of which 155,524,662 shares are outstanding, (ii) 63,895,403 shares of Wyndham Common Stock are held as collateral under the Forward Equity Contracts, (iii) 7,754,076 shares of Wyndham Common Stock are subject to outstanding options and other awards pursuant to the Companies' benefit plans, (iv) 750,000,000 shares of excess stock, par value $0.01 per share, of which no shares are outstanding, and (v) 100,000,000 shares of preferred stock, par value $0.01 per share (the "Wyndham Preferred Stock"), of which 3,000,000 shares are designated as Series A Redeemable Convertible Preferred Stock (the "Wyndham Series A Preferred Stock") (1,781,173 shares of which are issued and outstanding) and 3,000,000 shares are designated as Series B Redeemable Convertible Preferred Stock (the "Wyndham Series B Preferred Stock") (1,781,181 shares are issued and outstanding). The owners of the Patriot Preferred Stock and the Wyndham Preferred Stock and the number of shares held by each of such owners as of the date hereof are listed on Section 3.3(a) of the Company Disclosure Letter.

   (b) A wholly owned subsidiary of Patriot is the sole general partner of Patriot OP and Wyndham is the sole general partner of Wyndham OP. As of the date hereof, the issued and outstanding limited partnership interests of Patriot OP consist of (i) 125,949,649 common units (the "Patriot OP Common Units") and (ii) 6,185,680 preferred units, 1,324,804 of which are designated as Class A Preferred Units (the "Patriot OP Class A Preferred Units") and 4,860,876 of which are designated as Class B Preferred Units (the "Patriot OP Class B Preferred Units" and, together with the Patriot OP Class A Preferred Units and the Patriot OP Common Units, the "Patriot OP Units"). Section 3.3(b) of the Company Disclosure Letter sets forth a complete and accurate list by the holder thereof of the Patriot OP Units held by Patriot or affiliates of Patriot. As of the date hereof, the issued and outstanding limited partnership interests of Wyndham OP consist of (i) 123,629,185 common units (the "Wyndham OP Common Units"), and (ii) 2,695,995 preferred units, of which 784,377 units are designated as Class A Preferred Units (the "Wyndham OP Class A Preferred Units"), 1,324,804 units are designated as Class B Preferred Units (the "Wyndham OP Class B Preferred Units") and 586,814 units are designated as Class C Preferred Units (the "Wyndham OP Class C Preferred Units" and, together with the Wyndham OP Common Units, the Wyndham OP Class A Preferred Units and the Wyndham OP Class B Preferred Units, the "Wyndham OP Units"). Section 3.3(b) of the Company Disclosure Letter sets forth a complete and accurate list by the holder thereof of the Wyndham OP Units are held by Wyndham or affiliates of Wyndham. The owners of the Patriot OP Units and the Wyndham OP Units and the number of units held by each of such owners as of the date hereof are listed on
Section 3.3(b) of the Company Disclosure Letter.

   (c) The outstanding shares of Patriot Common Stock and Wyndham Common Stock trade together as a unit of one share of Patriot Common Stock and one share of Wyndham Common Stock (the "Paired Common Stock"). Each of the outstanding shares of Patriot Series A Preferred Stock and Wyndham Preferred Stock is convertible into one share of Paired Common Stock. The outstanding Patriot OP Common Units and Wyndham OP Common Units may only be redeemed by the holders thereof as a unit of one Patriot OP Common Unit and one Wyndham OP Common Unit (the "Paired Common Units") and upon the redemption of each Paired Common Unit the Operating Partnerships may deliver cash or, at their election, one share of Paired Common Stock. The Patriot OP Class A Preferred Units and the Wyndham OP Class B Preferred Units may only be redeemed by the holders thereof as a unit of one Patriot OP Class A Preferred Unit and one Wyndham OP

Class B Preferred Unit (the "Paired Preferred Units") and upon the redemption of each Paired Preferred Unit the Operating Partnerships may deliver cash or, at their election, one share of Paired Common Stock. Upon the redemption of each of the outstanding Wyndham OP Class A Preferred Units and Wyndham OP Class C Preferred Units (the "Tracking Preferred Units"), the Operating Partnerships may deliver one share of Paired Common Stock. The shares of Patriot Series A Preferred Stock, shares of Wyndham Preferred Stock, Paired Common Units, Paired Preferred Units and Tracking Preferred Units are referred to herein collectively as the "Paired Common Stock Equivalents." As of the date hereof, there are outstanding 155,524,662 shares of Paired Common Stock (excluding 63,895,403 shares of Paired Common Stock issued as collateral to the counterparties under the Forward Equity Contracts) and 24,964,936 Paired Common Stock Equivalents (collectively, the "Outstanding Paired Share Amount").

   (d) All of the outstanding shares of capital stock of Patriot and Wyndham and all of the outstanding Patriot OP Units and Wyndham OP Units are duly authorized, validly issued, fully paid and nonassessable, have been issued in compliance with all federal and state securities laws, were not issued and are not now in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and conform to the description thereof in the SEC Reports. Except as set forth in Section 3.3(a) or 3.3(b) or disclosed in Section 3.3(d) of the Company Disclosure Letter and except for the transactions contemplated hereby, (i) there are not authorized, issued, reserved for issuance or outstanding (A) any shares of capital stock, partnership interests or other voting securities of any of the Companies or the Operating Partnerships, (B) any securities convertible into or exchangeable or exercisable for shares of capital stock, partnership interests or other voting securities of the Companies or the Operating Partnerships, or any obligation of any of the Companies or the Operating Partnerships to issue any capital stock, partnership interests or other voting securities of any of the Companies or the Operating Partnerships, or (C) any warrants, calls, options or other rights to acquire from any of the Companies or the Operating Partnerships or any obligation of any of the Companies or the Operating Partnerships to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any of the Companies or the Operating Partnerships, and (ii) there are no outstanding obligations of any of the Companies or the Operating Partnerships to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Except as set forth in
Section 3.3(d) of the Company Disclosure Letter, none of the Companies or the Subsidiaries is a party to any agreement restricting the transfer of, relating to the voting of, requiring registration of, or granting any preemptive or antidilutive rights with respect to, any securities of the type referred to in the preceding sentence.

   Section 3.4 Authority.

   (a) Each of the Companies, the Operating Partnerships and any other Subsidiaries party thereto has all necessary corporate or partnership power and corporate or partnership authority to enter into this Agreement and the other agreements, documents and instruments to be executed by the Companies, the Operating Partnerships and such other Subsidiaries, as the case may be, in furtherance of the transactions contemplated hereby, including, without limitation, the commitment letter, dated as of the date of this Agreement, among the Companies and the Investors (the "Equity Commitment Letter") and the agreements, the forms of which are attached hereto as exhibits (such commitment letter and attached agreements, collectively with this Agreement, the "Transaction Documents"), and to consummate the transactions contemplated hereby. Except for the Patriot Stockholder Approval and the Wyndham Stockholder Approval and the approval of the amendment and restatement of the Existing Patriot OP Partnership Agreement and the Existing Wyndham OP Partnership Agreement in the manner contemplated by the Patriot OP Consent Solicitation and the Wyndham OP Consent Solicitation (each as defined in the Restructuring Plan) by the limited partners of each of Patriot OP and Wyndham OP holding a majority of the limited partner interests in accordance with applicable law, which for such purposes shall exclude limited partnership interests held by Patriot or Wyndham but not exclude any limited partnership interests held by any other affiliates of the Companies or the Investors (such approval relating to Patriot OP shall hereinafter be referred to as the "Patriot Partner Approval" and such approval relating to Wyndham OP shall hereinafter be referred to as the "Wyndham Partner Approval") the execution and delivery of the Transaction Documents and the consummation by the Companies, the Operating

Partnerships and such other Subsidiaries of the transactions contemplated thereby have been duly authorized by all necessary corporate or partnership action on the part of the Companies, the Operating Partnerships and such other Subsidiaries. The only component of the Restructuring Plan for which the approval of the limited partners of Wyndham or Patriot is required is the amendment and restatement of the Existing Patriot OP Partnership Agreement and the Existing Wyndham OP Partnership Agreement in the manner contemplated by the Patriot OP Consent Solicitation and the Wyndham OP Consent Solicitation.

   (b) The Shares, the Rights Offering Shares and the Restructuring Shares have been duly authorized by Wyndham, and the Shares, the Rights Offering Shares and the Restructuring Shares, when issued, sold and delivered in accordance with this Agreement, will be validly issued, fully paid and nonassessable. The shares of Wyndham Common Stock issuable upon conversion of the Shares and the Rights Offering Shares have been duly authorized by Wyndham and, when issued in accordance with the terms of the Shares and the Rights Offering Shares will be validly issued, fully paid and nonassessable. The shares of Wyndham Common Stock issuable on conversion of the Shares and the Rights Offering Shares at the initial conversion price have been reserved for issuance, and no further approval or authority of the stockholders or the Boards of Directors under the Delaware General Corporation Law (the "DGCL") or the rules of the New York Stock Exchange (the "NYSE"), other than the Stockholder Approval, will be required for such issuance of Wyndham Common Stock. No preemptive rights or other rights to subscribe for or purchase securities exist with respect to the issuance and sale of the Shares, the Rights Offering Shares or the Restructuring Shares by Wyndham pursuant to the Transaction Documents or the issuance of Wyndham Common Stock on conversion of the Shares or the Rights Offering Shares.

   Section 3.5 Consents and Approvals; Non-Contravention. Other than as identified in Section 3.5 of the Company Disclosure Letter, the execution and delivery by the Companies, the Operating Partnerships and the Subsidiaries of the Transaction Documents to which they are parties, the performance of their obligations thereunder and the consummation by them of the transactions contemplated thereby do not and will not (a) require the consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any government agency or body, domestic or foreign, applicable to any of the Companies or the Subsidiaries or any of their respective properties or assets, (b) require the consent or approval of any party other than a court or government agency or body, (c) result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien upon any property or assets of any of the Companies, the Operating Partnerships or the Subsidiaries pursuant to any agreement, instrument, franchise, license or permit to which any of the Companies or any of the Subsidiaries is a party or by which any of the Companies, the Operating Partnerships or any of the Subsidiaries or their respective properties or assets may be bound or (d) violate any judgment, decree, order, statute, rule or regulation of any court or any federal, state, local or foreign government, court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (a "Governmental Entity") or body applicable to any of the Companies or the Subsidiaries or any of their respective properties or assets. The execution, delivery and performance of the Transaction Documents by the Companies, the Operating Partnerships and any other Subsidiaries party thereto and the consummation of the transactions contemplated thereby do not and will not violate or conflict with any provision of the certificate of incorporation or by-laws, partnership agreements or similar governing documents of the Companies or the Subsidiaries, as currently in effect.

   Section 3.6 Enforceability of Transaction Documents. This Agreement has been, and each of the other Transaction Documents to be executed and delivered by the Companies, the Operating Partnerships or any other Subsidiaries party thereto pursuant to this Agreement has been or will be, duly and validly authorized, executed and delivered by the Companies, the Operating Partnerships and any other Subsidiaries parties to such other Transaction Documents, and this Agreement is, and such other Transaction Documents when so executed and delivered will be, valid and binding obligations of the Companies, the Operating Partnerships and such other Subsidiaries, enforceable against them in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws from time to time affecting the enforcement of creditors' rights generally.

   Section 3.7 SEC Reports.

   (a) Each of the Companies (including Patriot American Hospitality, Inc., a Virginia corporation, the predecessor of Patriot) has timely filed all documents required to be filed with the Securities and Exchange Commission (the "SEC") (collectively, including all exhibits and schedules thereto and documents incorporated therein by reference, the "SEC Reports"). As of their respective dates, (i) the SEC Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the "Securities Act"), and the Securities Exchange Act of 1934, as amended (including the rules and regulations promulgated thereunder, the "Exchange Act"), as applicable, and
(ii) none of the SEC Reports, or, to the knowledge of the Companies, any press release, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

   (b) The Companies and the Subsidiaries are not parties to or otherwise subject to any contracts or other agreements that were or are required to be filed as exhibits to, or otherwise disclosed in, the Companies' filings with the SEC and have not been so filed or disclosed.

   Section 3.8 Accountants. Ernst & Young LLP are independent accountants as required by the Securities Act.

   Section 3.9 Financial Statements.

   (a) The combined financial statements of the Companies included in the SEC Reports (collectively, the "Financial Statements"), including without limitation the combined financial statements included in the Annual Report on Form 10-K of the Companies for the year ended December 31, 1997 (the "Form 10-K") and the Quarterly Report on Form 10-Q of the Companies for the quarter ended September 30, 1998 (the "Third Quarter 10-Q"), complied as to form, as of their respective dates, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (except, in the case of interim financial statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) (collectively, "GAAP") and fairly present the consolidated and combined financial positions of the Companies and their respective consolidated subsidiaries as of the dates thereof and the consolidated and combined results of operations and cash flows for the periods then ended (subject, in the case of interim financial statements, to normal year-end audit adjustments).

   (b) Section 3.9(b)(i) of the Company Disclosure Letter contains a Statement of Pro Forma 1998 EBITDA for the Companies for the year ended December 31, 1998, which is comprised of (a) the Companies' unaudited actual earnings before interest, taxes, depreciation and amortization ("EBITDA") for the year ended December 31, 1998 and (b) pro forma adjustments necessary to present the EBITDA of companies acquired in 1998 as though they were acquired on January 1, 1998, as described in Section 3.9(b)(i) of the Company Disclosure Letter (the "Statement of EBITDA"). Section 3.9(b)(ii) of the Company Disclosure Letter contains a Statement of Adjusted Pro Forma 1998 EBITDA for the Companies for the year ended December 31, 1998 prepared on the same basis as the Statement of EBITDA, adjusted to show the pro forma effects of planned transactions in 1999, as described in Section 3.9(b)(ii) (the "Planned Transactions") as though such transactions occurred on January 1, 1998 (the "Adjusted Statement of EBITDA").
Section 3.9(b)(iii) of the Company Disclosure Letter contains a December 31, 1998 balance sheet, adjusted to show the pro forma effects of the Planned Transactions, as described in Section 3.9(b)(iii) of the Company Disclosure Letter, as though such transactions occurred on December 31, 1998 (the "Pro Forma December 31, 1998 Balance Sheet"). Section 3.9(b)(iv) of the Company Disclosure Letter contains a projected Statement of EBITDA for the Companies for each of the four quarters during the year ending December 31, 1999, which shall be used in determining the Companies' management incentive compensation awards for 1999. The projected Statement of EBITDA reflects the effects of the Planned Transactions as though such Planned Transactions occurred on January 1, 1999 as described in Section 3.9 (b)(iv) of the Company Disclosure Letter (the "Pro Forma Projected Statement of EBITDA"). The actual EBITDA and balance sheet information included in the Statement of EBITDA, the Adjusted Statement of EBITDA and the Pro Forma December 31, 1998 Balance Sheet was prepared from income statements and balance sheets that were prepared in accordance with GAAP based on the books and records of the Companies and the Subsidiaries, and to the knowledge of the Companies, presents fairly the combined financial positions and EBITDA for the Companies and their respective subsidiaries as of December 31, 1998 and for the year then ended. The pro forma adjustments to the Statement of EBITDA, the Adjusted Statement of EBITDA, the Pro Forma December 31, 1998 Balance Sheet and the Pro Forma Projected Statement of EBITDA were properly prepared on the bases described in Sections 3.9(b)(i), (ii), (iii) and (iv) of the Company Disclosure Letter. The projected results of operations for the year ending December 31, 1999 included in the Pro Forma Projected Statement of EBITDA were prepared in good faith based on management's best estimates of the combined EBITDA for the Companies for the year ending December 31, 1999 on the basis described in Section 3.9(b)(iv).

   (c) Section 3.9(c) of the Company Disclosure Letter sets forth a true and complete copy of the capital expenditure budget of the Companies and the Subsidiaries for the year ending December 31, 1999 (the "Capital Expenditure Budget").

   Section 3.10 Absence of Certain Material Changes. Except as disclosed in
Section 3.10 of the Company Disclosure Letter, since September 30, 1998, there has been no material adverse change in the business, properties, prospects, operations, financial condition or results of operations of Patriot, Wyndham and their respective subsidiaries, taken as a whole (a "Material Adverse Change"), whether or not arising from transactions in the ordinary course of business.

   Section 3.11 Actions. Except as described in Section 3.11 of the Company Disclosure Letter, there is no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission, domestic or foreign, to which any of the Companies or the Subsidiaries is a party or to which any property of any of the Companies or the Subsidiaries is subject which involves a claim or potential claim of more than $100,000, and to the knowledge of the Companies and the Operating Partnerships, there is no valid basis for any such action, suit, inquiry, proceeding or investigation. None of the Companies or the Subsidiaries is subject to any judgment, order or decree which could reasonably be expected to result in a Material Adverse Change.

   Section 3.12 No Undisclosed Liabilities. Except (a) as set forth in the SEC Reports filed prior to the date of this Agreement, (b) as set forth in Section
3.12 of the Company Disclosure Letter, (c) as incurred in the ordinary course of the hotel management or hospitality business of the Companies, (d) for any expenses incurred in connection with transactions contemplated by this Agreement or (e) for liabilities or obligations relating to contractual obligations, indebtedness, litigation or other matters which are covered by other representations and warranties in this Agreement or otherwise identified in the Company Disclosure Letter, none of the Companies nor any of the Subsidiaries has any liabilities or obligations (direct or indirect, contingent or absolute, known or unknown, matured or unmatured), whether arising out of contract, tort, statute or otherwise ("Liabilities"). The reserves reflected on the balance sheet dated September 30, 1998 and the balance sheet dated December 31, 1998 are appropriate and reasonable and have been calculated in a manner consistent with past practice.

   Section 3.13 Investment Company Act. None of the Companies nor any of the Subsidiaries is (i) an "investment company" or a company "controlled" by an investment company within the meaning of the Investment Company Act of 1940, as amended, (ii) a "holding company" or a "subsidiary company" of a holding company or an "affiliate" thereof within the meaning of the Public Utility Holding Company Act of 1935, as amended, or (iii) subject to regulation under the Federal Power Act or the Interstate Commerce Act.

   Section 3.14 Reporting. Each of the Companies is subject to Section 13 of the Exchange Act and is in compliance in all material respects with the provisions of such section.

   Section 3.15 Registration and Qualification. Assuming the accuracy of the representations and warranties made by the Investors set forth in Article IV hereof, it is not necessary in connection with the offer, sale and delivery of the Shares to the Investors in the manner contemplated by this Agreement to register the Shares, or the shares of the Wyndham Common Stock issuable upon conversion of the Shares, under the Securities Act or the securities laws of any state thereof.

   Section 3.16 Indebtedness and Certain Other Contracts.

   (a) Set forth in Section 3.16(a) of the Company Disclosure Letter is a list of the following:

     (i) each agreement or other instrument evidencing indebtedness for money borrowed (other than intercompany indebtedness), capitalized leases, guarantees to which the Companies or the Subsidiaries is a party or security interests of, by or affecting the property of either of the Companies or any of the Subsidiaries, in each case under which the Companies or the Subsidiaries are the obligors;

     (ii) each contract of sale, purchase agreement, contribution agreement or other agreement pursuant to which the Companies or the Subsidiaries have purchased real property or other assets that contains any continuing obligations of the Companies or their Subsidiaries to make payments to or on behalf of another entity or to expend sums on improvements, each agreement prohibiting or restricting the disposition of any such assets, and each agreement containing any non-competition or non-solicitation provisions or rights to repurchase or rights of first refusal; and

     (iii) each Forward Equity Contract or other instrument under which the Companies or the Subsidiaries are obligated to issue or deliver as collateral any of their equity securities.

   (b) Section 3.16(b) of the Company Disclosure Letter sets forth the amount of principal and unpaid interest outstanding under each agreement or other instrument evidencing indebtedness of the Companies and the Subsidiaries, if any, that will accelerate or become due or result in a right on the part of the holder of such indebtedness (with or without due notice or lapse of time) to require prepayment, redemption or repurchase (i) on or prior to June 30, 1999 or (ii) as a result of the execution of the Transaction Documents or the consummation of any of the transactions contemplated thereby. Except as set forth in Section 3.16(b) of the Company Disclosure Letter, there are no other agreements, arrangements or understandings that would require payments to be made by any of the Companies or the Subsidiaries as a result of the execution of the Transaction Documents or the consummation of any of the transactions contemplated thereby. Except as set forth in Section 3.16(b) of the Company Disclosure Letter, no indebtedness of the Companies or the Subsidiaries contains any restriction upon the prepayment of any such indebtedness.

   Section 3.17 No Defaults. Except as disclosed in Section 3.17 of the Company Disclosure Letter, none of the Companies or the Subsidiaries is in violation or default under any provision of its certificate of incorporation, by-laws, partnership agreement or other organizational documents, or is in breach of or default with respect to any provision of any agreement, judgment, decree, order, mortgage, deed of trust, lease, franchise, license, indenture, permit or other instrument to which it is a party or by which it or any of its properties are bound; and there does not exist any state of facts which would constitute an event of default on the part of any of the Companies or the Subsidiaries as defined in such documents which, with notice or lapse of time or both, would constitute a default.

   Section 3.18 Violations of Law.

   (a) Except as identified in Section 3.18(a) of the Company Disclosure Letter or otherwise identified in Sections 3.19, 3.20, 3.21, 3.22, 3.23 or 3.24 or in Sections 3.19, 3.20, 3.21, 3.22, 3.23 or 3.24 of the Company Disclosure Letter, each of the Companies and the Subsidiaries is in compliance and has complied in all material respects and at all times during the past three years with all applicable federal, state and local statutes, codes, ordinances, rules and regulations, judgments, decrees, orders, writs and injunctions of the United States and all other countries and subdivisions thereof to the extent applicable, and during such three year period, no notice, charge, claim, action or assertion has been received by the Companies or the Subsidiaries or has been filed, commenced or, to the knowledge of the Companies and the Subsidiaries, threatened against the Companies or the Subsidiaries alleging any violation of any of the foregoing.

   (b) None of the Companies or the Subsidiaries has at any time (i) made any unlawful contribution to any candidate for domestic or foreign office or failed to disclose fully any contribution in violation of law or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.

   Section 3.19 Properties. Except as disclosed in Section 3.19 of the Company Disclosure Letter:

   (a) The Companies, the Subsidiaries and the Joint Ventures (as defined below) have (i) good and marketable fee simple title to, (ii) good and valid ground leasehold interests in, and (iii) good and valid capital leasehold interests in, all the properties (including all improvements thereon) as indicated in Section 3.19(a) of the Company Disclosure Letter, which properties constitute all the real estate properties owned in fee, ground leased or held pursuant to capital leases by the Companies, the Subsidiaries and the Joint Ventures (the "Owned Properties"). Each outstanding loan secured by one or more of the Owned Properties (the "Mortgages") is listed opposite the Owned Properties in Section 3.19(a) of the Company Disclosure Letter, and Section 3.19(a) of the Company Disclosure Letter lists, individually, the lender, the unpaid principal amount of the Mortgage and the accrued but unpaid interest, if delinquent, on the Mortgage. The Owned Properties are not subject to any Lien of any kind except for the Mortgages or Liens for non-delinquent real estate taxes or assessments. Section 3.19(a) of the Company Disclosure Letter lists all joint ventures or other entities that are not Subsidiaries in which the Companies or the Subsidiaries have an equity ownership interest of at least 30%, and which own or lease real estate property (the "Joint Ventures"), the Companies' or the Subsidiaries' respective interests in the Joint Ventures and any commitments any of the Companies or any of the Subsidiaries may have to make additional investments or loans to the Joint Ventures.

   (b) The leases of any real property (including all improvements thereon) held under lease, as lessee, by the Companies, the Subsidiaries or the Joint Ventures (the "Leased Properties") are in full force and effect, and none of the Companies, the Joint Ventures or the Subsidiaries is in default in respect of any of the terms or provisions of such leases or has received notice of the assertion of any claim adverse to its rights as lessee under such leases, or affecting or questioning its right to the continued possession or use of the real property and buildings held under such leases or of a default under such leases. The Leased Properties are listed in Section 3.19(b) of the Company Disclosure Letter and constitute all the real estate properties leased by the Companies, the Subsidiaries and the Joint Ventures. The Leased Properties, together with the Owned Properties, are herein referred to as the "Properties."

   (c) Section 3.19(c) of the Company Disclosure Letter lists all leases (excluding intercompany leases and leases entered into in the ordinary course of business with third party vendors for space at the Properties (e.g., gift shop leases)) pursuant to which any of the Companies, the Subsidiaries or the Joint Ventures, as lessor, leases its Properties (the "Third Party Leases"). None of the Companies, the Subsidiaries, the Joint Ventures or any tenant of any of the Properties is in default under any of the Third Party Leases (and there exists no event which, with the lapse of time or giving of notice, or both, would constitute a default under any of such leases).

   (d) Except as disclosed in Section 3.19(d) of the Company Disclosure Letter,
(i) no person has an option or right of first refusal to purchase all or part of any Properties or any interest therein, (ii) none of the Companies, the Subsidiaries nor the Joint Ventures has any take out or other commitments to make, directly or indirectly, investments in, or extend loans in connection with, any real estate properties and (iii) none of the Companies nor their respective affiliates are, nor immediately following the Closing shall they be, subject to any non-competition, geographical restriction or similar agreement.

   (e) Except as disclosed in Section 3.19(e) of the Company Disclosure Letter, each of the Properties complies in all material respects with all applicable codes, laws and regulations (including, without limitation, building and zoning codes, laws and regulations and laws relating to access to the Properties).

   (f) Except as disclosed in Section 3.19(f) of the Company Disclosure Letter, there are no pending or, to the knowledge of the Companies and the Subsidiaries threatened condemnation proceedings, zoning changes, or other proceedings or actions that will in any manner adversely affect the size of, use of, improvements on, construction on or access to the Properties or any property underlying indebtedness held by the Companies, the Subsidiaries or the Joint Ventures, as lender from third party borrowers (the "Owned Mortgages"). The Owned Mortgages constitute all of the indebtedness from third party borrowers secured by property held by the Companies, the Subsidiaries and the Joint Ventures and is listed in Section 3.19(f) of the Company Disclosure Letter, which list sets forth the borrower, outstanding loan amount, underlying collateral, interest rate and delinquencies, if any, relating thereto.

   (g) Except as disclosed in Section 3.19(g) of the Company Disclosure Letter,
(i) there are no structural defects relating to any of the Properties, (ii) the building systems for the Properties are in good working order and (iii) there is no physical damage to the Properties, in each case with such exceptions as would not have a material adverse impact on the operation of the affected Property or require capital expenditures not provided for in the Capital Expenditure Budget or otherwise fully and completely covered by insurance.

   (h) The Companies, the Subsidiaries or the Joint Ventures have good title, licenses or leasehold interests in and to all personal property and other assets that are required for the effective operation of the Properties in the manner in which they currently are operated. The leases relating to any such property are in full force and effect, and none of the Companies, the Subsidiaries or the Joint Ventures is in default in respect of any of the terms or provisions of such leases or has received notice of the assertion of any claim adverse to its rights as lessee under such leases, or affecting or questioning its right to the continued possession or use of such property or of a default under such leases.

   (i) Section 3.19(i) of the Company Disclosure Letter sets forth (i) a comprehensive list of all management, franchise and similar agreements wherein the Companies, the Subsidiaries or the Joint Ventures have contracted with a third party, (ii) the Properties subject to such agreements, (iii) the term of each of such agreements and (iv) agreed or asserted property improvement plans with respect to each Property subject to such agreements and the party responsible therefor. None of the Companies, the Subsidiaries or the Joint Ventures or any third party of such agreements is in default thereunder (and there exists no event which, with the lapse of time or giving of notice, or both, would constitute a default under any of such agreements).

   (j) Except as set forth in Section 3.19(j) of the Company Disclosure Letter, none of the Companies, the Subsidiaries or the Joint Ventures has entered into any contract, letter of intent, other agreement or instrument or listing arrangement to purchase, sell or invest in, or to lend or borrow money in connection with, real property, companies, partnerships, limited liability companies or other entities, whether or not such real property and entities are currently owned by the Companies, the Subsidiaries or the Joint Ventures.

   (k) Section 3.19(k) of the Company Disclosure Letter sets forth (i) each Property that is subject to divestiture pursuant to the terms of any agreement to which the Companies, the Subsidiaries or the Joint Ventures are parties, including without limitation the Settlement Agreement, dated as of May 27, 1998, among Marriott International, Inc., Interstate Hotels Corporation, Interstate Hotels Company, Patriot and Wyndham, as amended through the date of this Agreement, including for such purposes the proposed amendments described in Section 3.19(k) of the Company Disclosure Letter (the "Marriott Settlement Agreement"), and the material terms of such divestiture and (ii) any taxes or indemnification obligations for which the Companies, the Subsidiaries or the Joint Ventures will be responsible by reason of each divestiture identified under clause (i).

   Section 3.20 Intellectual Property. Set forth in Section 3.20 of the Company Disclosure Letter is a list of each trademark, trade name, patent, copyright or other similar right that is owned by the Companies or the

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Subsidiaries and each license or other agreement under which the Companies or the Subsidiaries have valid rights to use trademarks, trade names, patents, copyrights or other similar rights that are owned by others. Except as disclosed in Section 3.20 of the Company Disclosure Letter, the Companies and the Subsidiaries have sufficient trademarks, trade names, patent rights, copyrights, licenses, approvals and governmental authorizations to conduct their businesses as now conducted; and none of the Companies or the Subsidiaries has knowledge of any infringement by it of any trademark, trade name, patent, copyright, license, trade secret or other similar rights of others, and there is no claim being made against either of the Companies or any of their Subsidiaries regarding trademark, trade name, patent, copyright, license, trade secret or other infringement.

   Section 3.21 Taxes. Except as set forth in Section 3.21 of the Company Disclosure Letter:

   (a) Each of the Companies and the Subsidiaries has timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by it under applicable law, and all such Tax Returns were and are true, complete and correct in all material respects. Except to the extent adequately reserved for in accordance with GAAP and reflected on the balance sheets of the Companies dated December 31, 1998, all Taxes due and payable by the Companies or any of the Subsidiaries have been timely paid in full.

   (b) There are no Tax Liens upon the assets of any of the Companies or the Subsidiaries except Liens for Taxes not yet due.

   (c) Each of the Companies and the Subsidiaries has complied with the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), relating to the withholding of Taxes, as well as similar provisions under any other laws, and have, within the time and in the manner prescribed by law, withheld, collected and paid over to the proper governmental authorities all amounts required.

   (d) No audits or other administrative proceedings or court proceedings are presently pending or, to the knowledge of the Companies, asserted with regard to any Taxes or Tax Returns of the Companies or any of the Subsidiaries.

   (e) None of the Companies or any of the Subsidiaries has received a written ruling of a taxing authority relating to Taxes or entered into a written and legally binding agreement with a taxing authority relating to Taxes with any taxing authority.

   (f) None of the Companies or the Subsidiaries has requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed, and the statute of limitations for the assessment of federal, state, local and foreign income Taxes has expired for all applicable returns of the Companies and any of the Subsidiaries or those returns have been examined by the appropriate taxing authorities for all periods.

   (g) None of the Subsidiaries has agreed to and is required to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method of such Subsidiary, and there is no application pending with any taxing authority requesting permission for any changes in any accounting method of any of the Subsidiaries. To the knowledge of the Companies, the Internal Revenue Service (the "IRS") has not proposed any such adjustment or change in accounting method.

   (h) Neither Wyndham nor any of its Subsidiaries has filed, as a common parent corporation of an affiliated group (within the meaning of 1504(a) of the Code), a consolidated return for federal income tax purposes on behalf of itself and those Includible Subsidiaries (as described in Section 3.21(h) of the Company Disclosure Letter). None of the Subsidiaries are or have ever been subject to the provisions of Section 1503(f) of the Code.

   (i) Other than as set forth in Section 3.21(i) of the Company Disclosure Letter, none of the Companies or any of the Subsidiaries is a party to any agreement providing for the allocation or sharing of Taxes or indemnification by the Companies or the Subsidiaries of any other person in respect of Taxes.
Section 3.21(i) of the Company Disclosure Letter contains a brief description of the terms of any such agreements.

   (j) None of the Companies or any of the Subsidiaries is a party to any agreement, contract, or arrangement that would result, individually or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code.

   (k) To the knowledge of the Companies, none of the Companies or any of the Subsidiaries has or ever had any income which is includible in computing the taxable income of a United States person (as determined under Section 7701 of the Code) under Section 951 of the Code. To the knowledge of the Companies, none of the Companies or any of the Subsidiaries is or has ever been a Passive Foreign Investment Company within the meaning of Section 1297 of the Code. To the knowledge of the Companies, none of the Companies or any of the Subsidiaries are or have ever been a Personal Holding Company within the meaning of Section 542 of the Code. To the knowledge of the Companies, there are no gain recognition agreements, within the meaning of Treasury Regulation 1.367(a)-8 or any predecessor provision, between the Companies or any of the Subsidiaries, on one hand, and a stockholder of the Companies, on the other. There is no pending or, to the knowledge of the Companies, threatened action, proceeding or investigation by any taxing authority for assessment or collection of Taxes with respect to the Companies or any of the Subsidiaries in any jurisdiction where the Companies or the Subsidiaries has not filed a Tax Return. All dealings and arrangements between and among the Companies and each Subsidiary and among the Subsidiaries are at arm's length and consistent with arm's length dealings and arrangements between or among unrelated, uncontrolled taxpayers.

   (l) Commencing with its first taxable year ended December 31, 1983 and continuing through and including December 31, 1998, Patriot has been organized, operated and duly qualified as a Real Estate Investment Trust (a "REIT") under
Section 856 of the Code. The Operating Partnerships and each other Subsidiary which is a partnership, joint venture or limited liability company has been treated since its formation and continues to be treated for federal income tax purposes as a partnership and not as a corporation or as an association taxable as a corporation.

   (m) Williams Hospitality Group, Inc., as operator of the El Conquistador Hotel, the Condado Plaza Hotel and the Hotel San Juan, El Conquistador Partnership, L.P., owner of the El Conquistador Hotel, Posadas de San Juan Associates, owner of the Hotel San Juan, and Posadas de Puerto Rico Associates, Inc., owner of the Condado Plaza are each qualified and will continue to qualify under the Puerto Rico Tourism Development Act of 1993 for (i) the 90% exemption on (A) municipal and Commonwealth taxes on personal and real property, (B) license fees, excise taxes and other municipal taxes, (C) income taxes on income derived from its tourist activity (not including casino operations) and reinvestment thereof in said activities, income from the investment of funds deposited in depository institutions as provided in section 2(l) of the regulations, (D) gain on sale of all of the assets used in the tourist activity and (E) gain on the sale of stock or a partnership interests,
(ii) the 100% exemption on municipal construction excise taxes, and (iii) the 100% exemption on use or consumption taxes, for the taxable periods listed in
Section 3.21(m) of the Company Disclosure Letter.

   (n) As used in this Section 3.21, (i) the term "Taxes" means any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipt, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any Governmental Entity, and includes any interest and penalties (civil or criminal) on or additions to any such taxes, and (ii) the term "Tax Return" means a report, return or other information required to be supplied to a Governmental Entity with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Companies or any of the Subsidiaries.

   Section 3.22 Employee Matters; ERISA. Except as set forth in Section 3.22 of the Company Disclosure Letter:

   (a) Section 3.22(a) of the Company Disclosure Letter contains a true and complete list of each written material employee benefit plan, policy or agreement covering employees, former employees or directors of any of the Companies or the Subsidiaries or their beneficiaries, or providing benefits to such persons in respect of services provided to any such entity, including without limitation any employee benefit plans within the meaning of
Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any employment, retention, severance or change in control agreement, in each case that is sponsored, maintained or contributed to or required to be contributed to by the Companies or the Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate") that, together with either Patriot or Wyndham or any of the Subsidiaries, would be deemed a "single employer" within the meaning of Section 4001(b) of ERISA (collectively, the "Benefit Plans"). Other than as set forth in Section 3.22(a) of the Company Disclosure Letter, since December 31, 1997, there have been no new plans adopted nor changes, additions or modification to any Benefit Plan. As of the date hereof, none of the Companies or the Subsidiaries has any plans to adopt, change, add or modify any Benefit Plan.

   (b) All material contributions and other payments required to have been made by any of the Companies or any of the Subsidiaries to any Benefit Plan (or to any person pursuant to the terms thereof) have been made or the amount of such payment or contribution obligation has been reflected in the financial statements in the Third Quarter 10-Q.

   (c) Each of the Benefit Plans intended to be "qualified" within the meaning of Section 401(a) or Section 501(c)(9) of the Code has been determined by the IRS to be so qualified, and no circumstances exist that could reasonably be expected to result in the revocation of any such determination. Each of the Companies and the Subsidiaries and any ERISA Affiliate is in compliance in all material respects with, and each of the Benefit Plans is and has been operated in all material respects in compliance with, all applicable laws, rules and regulations governing such plan, including, without limitation, ERISA and the Code. Each Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation, or to afford other income tax benefits, complies with the requirements of the applicable provisions of the Code or other laws, rules and regulations required to provide such income tax benefits. No prohibited transactions (as defined in Section 406 or 407 of ERISA or Section 4975 of the Code) have occurred for which a statutory exemption is not available with respect to any Benefit Plan, and which could give rise to liability on the part of the Companies, any of the Subsidiaries, any ERISA Affiliate, any Benefit Plan, or any fiduciary, party in interest or disqualified person with respect thereto that would be material to either of the Companies or would be material to either of the Companies if it were its liability.

   (d) With respect to the Benefit Plans, individually and in the aggregate, no event has occurred, there does not now exist any condition or set of circumstances, that could subject the Companies, any of the Subsidiaries or any ERISA Affiliate to any material liability arising under the Code, ERISA or any other applicable law, or under any indemnity agreement to which the Companies, any of the Subsidiaries or any ERISA Affiliate is a party, excluding liability relating to benefit claims and funding obligations payable in the ordinary course.

   (e) Other than continuation coverage required to be provided under Section 4980B of the Code or Part 6 of Title I of ERISA or otherwise as provided by state law, none of the Benefit Plans that are "welfare plans," within the meaning of Section 3(1) of ERISA, provides for any benefits with respect to current or former employees for periods extending beyond their retirement or other termination of service

   (f) All amounts payable under the Benefit Plans are deductible for federal income tax purposes. The consummation of the transactions contemplated by the Transaction Documents will not, either alone or in combination with another event undertaken by any of the Companies or the Subsidiaries prior to the date hereof, (i) entitle any current or former employee, agent, independent contractor or officer of the Companies or their subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting or increase the amount of compensation due any such employee, officer, agent or independent contractor, or (iii) constitute a "change in control" under any Benefit Plan, and each of the Companies and the Subsidiaries has taken all required actions to effect the foregoing.

   Section 3.23 Environmental Matters. Except as set forth in Section 3.23 of the Company Disclosure Letter:

   (a) Each of the Companies, the Subsidiaries and the Joint Ventures has been and is in material compliance with all applicable Environmental Laws (as defined in Section 3.23(g)) and none of the Companies, the Subsidiaries or the Joint Ventures has received any written communication from any person or governmental authority that alleges that any of the Companies, the Subsidiaries or the Joint Ventures has not been and is not in compliance with applicable Environmental Laws. Compliance with all applicable Environmental Laws will not require the Companies, the Subsidiaries or the Joint Ventures to incur costs materially in excess of amounts reserved against in the financial statements in the Third Quarter 10-Q or in excess of amounts budgeted for such compliance as specifically reflected in the Capital Expenditure Budget during the periods covered by the Third Quarter 10-Q or the Capital Expenditure Budget, as the case may be.

   (b) Each of the Companies, the Subsidiaries and the Joint Ventures has obtained or has applied for all environmental, health and safety permits and governmental authorizations (collectively, the "Environmental Permits") necessary for the conduct of their operations, and all such Environmental Permits are in effect or, where applicable, a renewal application has been timely filed and is pending agency approval, and each of the Companies, the Subsidiaries and the Joint Ventures has been and is in material compliance with all terms and conditions of all such Environmental Permits.

   (c) There is no Environmental Claim (as defined in Section 3.23(g)) pending
(i) against the Companies, the Subsidiaries or the Joint Ventures, (ii) against any person or entity whose liability for any Environmental Claim either of the Companies, the Subsidiaries or the Joint Ventures has retained or assumed either contractually or by operation of law, or (iii) against any real or personal property or operations which the Companies, the Subsidiaries or the Joint Ventures own, lease or manage, in whole or in part.

   (d) There have been no Releases (as defined in Section 3.23(g)) of any Hazardous Material (as defined in Section 3.23(g)) that could reasonably form the basis of any Environmental Claim against any of the Companies, the Subsidiaries or the Joint Ventures or against any person or entity whose liability for any Environmental Claim any of the Companies, the Subsidiaries or the Joint Ventures has retained or assumed either contractually or by operation of law.

   (e) No remediation of Releases has occurred on any property owned, leased or managed by the Companies, the Subsidiaries or the Joint Ventures that could result in the assertion or creation of a Lien on said property by any governmental body pursuant to an applicable Environmental Law, nor has any such assertion of a Lien been made with respect thereto.

   (f) To the knowledge of the Companies or the Operating Partnerships, there are no past, present or anticipated future events, conditions, circumstances, activities, practices, incidents, actions, or plans relating to the Companies, the Subsidiaries or the Joint Ventures that may interfere with or prevent compliance or continued compliance with applicable Environmental Laws or which may give rise to any liability under the Environmental Laws, or otherwise form the basis of any Environmental Claim.

   (g) As used in this Section 3.23:

     (i) "Environmental Claim" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, orders, claims, Liens, investigations, proceedings or notices of noncompliance or violation by any person or entity (including any governmental authority) alleging potential liability (including, without limitation, potential responsibility for or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remediation costs, natural resources damages, property damages, personal injury, bodily injury, wrongful death or penalties) arising out of, based on or resulting from (A) the presence, Release or threatened Release of any Hazardous Materials at any location, whether or not owned, operated, leased or managed by any of the Companies or the Subsidiaries; or (B) circumstances that form the basis of any violation or alleged violation of any Environmental Law.

     (ii) "Environmental Laws" means all federal, state and local laws, rules and regulations relating to pollution, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or protection of human health and safety, including, without limitation, laws and regulations relating to Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

     (iii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing polychlorinated biphenyls ("PCBs"); (B) any chemicals, materials or substances which are now defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," or words of similar import under any Environmental Law and (C) any other chemical, material, substance or waste, exposure to which is now prohibited, limited or regulated under any Environmental Law in a jurisdiction in which the Companies or any of the Subsidiaries operate.

     (iv) "Release" means any spill, emission, leaking, injection, deposit, disposal, discharge, dispersal or leaching into the atmosphere, soil, surface water or groundwater.

   (h) The Companies have heretofore delivered to the Investors a list of all the environmental reports in the last five years relating to any of the properties currently or formerly owned, leased or managed by any of the Companies, the Subsidiaries or the Joint Ventures, and have delivered or made available to the Investors for review copies of said environmental reports.

   Section 3.24 Labor Matters. Except as set forth in Section 3.24 of the Company Disclosure Letter: (i) none of the Companies or the Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization; (ii) to knowledge of the Companies and the Operating Partnerships, no union claims to represent the employees of any of the Companies or the Subsidiaries; (iii) none of the employees of any of the Companies or the Subsidiaries is represented by any labor organization and the Companies have no knowledge of any current union organizing activities among the employees of the Companies or any of the Subsidiaries, nor does any question concerning representation exist concerning such employees; (iv) none of the Companies nor any of the Subsidiaries is the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (v) there is no strike, work stoppage, lockout or other labor dispute involving any of the Companies or the Subsidiaries pending or threatened; (vi) no action, suit, complaint, charge, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or, to the knowledge of the Companies, threatened against any of the Companies or the Subsidiaries; (vii) to the knowledge of the Companies, no grievance is threatened against any of the Companies or the Subsidiaries;
(viii) none of the Companies nor any of the Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices; (ix) there are no written personnel policies, rules or procedures applicable to employees of any of the Companies or the Subsidiaries, other than those set forth in Section 3.24 of the Company Disclosure Letter, true and correct copies of which have heretofore been delivered to the Investors; (x) the Companies and the Subsidiaries are, and have at all times been, in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation; (xi) since the enactment of the Worker Adjustment and Retraining Notification Act (the "WARN Act"), none of the Companies or the Subsidiaries has effectuated (A) a "plant closing" (as defined in the

WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of the Companies or the Subsidiaries; or (B) a "mass layoff" (as defined in the WARN
Act) affecting any site of employment or facility of any of the Companies or the Subsidiaries, in either case, other than in substantial compliance with the WARN Act; nor has any of the Companies or the Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation; and (xii) none of the Companies nor any of the Subsidiaries is aware that it has any liability or potential liability under the Multi-Employer Pension Plan Act.

   Section 3.25 Year 2000 Compliance.

   (a) Each of the Companies, the Operating Partnerships and the Subsidiaries has (i) completed a review and assessment of all areas within its business and operations that could be adversely affected by the "Year 2000 Problem" (that is, the risk that computer applications used by the Companies or the Subsidiaries may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31,
1999), (ii) developed a plan and timetable addressing the Year 2000 Problem on a timely basis (the "Year 2000 Plan"), a true and complete copy of which is attached to Section 3.25 of the Company Disclosure Letter, and (iii) to date implemented the Year 2000 Plan in accordance with the timetable and the expenditures set forth in the Year 2000 Plan. The Companies have inquired as to the Year 2000 compliance of service contractors and suppliers and other third parties with whom they conduct business and, to their knowledge, the effect of the Year 2000 Problem on such third parties would not reasonably be expected to adversely affect the Companies.

   (b) All computer software, computer firmware, computer hardware (whether general or special purpose), and other similar or related items of automated, computerized, and/or software systems, that are used or relied on by the Companies, the Operating Partnerships or by any of the Subsidiaries in the conduct of their respective businesses will, on a timely basis, be able to perform properly date-sensitive functions for all dates before and after January 1, 2000 (that is, be "Year 2000 Compliant"). The costs of all assessment, remediation, testing and integration related to the Year 2000 Plan for becoming Year 2000 Compliant will not exceed the amounts as set forth in the Year 2000 Plan.

   (c) All of the products and services sold, licensed, rendered, or otherwise provided by the Companies, the Operating Partnerships or by any of their Subsidiaries in the conduct of their respective businesses will be Year 2000 Compliant and none of the Companies, the Operating Partnerships nor any of their Subsidiaries is and shall be subject to claims or liabilities arising from their failure to do so.

   (d) Except as set forth in Section 3.25(d) of the Company Disclosure Letter, none of the Companies, the Operating Partnerships nor any of their Subsidiaries has made other representations or warranties regarding the ability of any product or service sold, licensed, rendered or otherwise provided by any of them to be Year 2000 Compliant.

   Section 3.26 Insurance. Each of the Companies and the Subsidiaries maintains primary, excess and umbrella insurance of types and amounts customary for its business against general liability, fire, workers' compensation, products liability, theft, damage, destruction, acts of vandalism and all other risks customarily insured against, all of which insurance is in full force and effect and with respect to property insurance for assets for which it is customary to have replacement cost coverage or there are coinsurance provisions, the amount of such insurance is sufficient to provide for such coverage or to prevent the application of the coinsurance provision.

   Section 3.27 Affiliate Transactions.

   (a) Except as set forth in Section 3.27(a) of the Company Disclosure Letter, there is no transaction and no transaction is now proposed, to which the Companies or the Subsidiaries is or is to be a party in which any current stockholder (holding in excess of 5% of the Companies' common stock or any securities convertible into or exchangeable for such common stock), general partner, limited partner (holding in excess of 5% of the limited partnership interests), director or executive officer of the Companies or the Subsidiaries has a direct or indirect interest.

   (b) Messrs. Nussbaum, Lattin and Stewart hold the only equity interests in the Crown Plaza/Ravinia and Wyndham Wyndwatch/Happauge not owned by the Companies. Messrs. Nussbaum and Lattin have agreed to recontribute such interests to the Companies in cancellation of the promissory notes between them and the Companies entered into in connection with the organization of the entities holding such properties. After giving effect to such recontributions, the Companies will have a controlling voting interest and a 99 2/3% economic interest in the Crown Plaza/Ravinia and Wyndham Wyndwatch/Happauge.

   Section 3.28 Delaware General Corporation Law Section 203. The Boards of Directors have taken such action as necessary to approve for purposes of
Section 203 of the DGCL the Transaction Documents and the transactions contemplated thereby.

   Section 3.29 Actions Regarding the Patriot Shareholder Rights Plan. Patriot has taken all actions necessary to amend the Patriot Rights Plan as necessary to ensure that the Transaction Documents and the consummation of any of the transactions contemplated thereby will not result in the distribution of separate rights certificates or the occurrence of a "Distribution Date" under the Patriot Rights Plan.

   Section 3.30 Brokers and Finders; Transaction Expenses.

   (a) No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by the Transaction Documents, except for the firms identified in
Section 3.30(a) of the Company Disclosure Letter, complete and accurate copies of whose engagement letters have been provided to the Investors and will not be amended, without the consent of the Investors, to (i) increase the fees and expenses payable thereunder or (ii) extend the period for which services are to be performed beyond the Closing Date.

   (b) Section 3.30(b) of the Company Disclosure Letter sets forth a good faith estimate by the Companies of fees and expenses (excluding those expenses of the Investors reimbursable by the Companies, the "Transaction Expenses"), by professional firm (for each such firm that has fees and expenses in excess of $1,000,000) and by category of the transaction, that have been paid by the Companies since September 30, 1998 or the Companies anticipate will be payable by the Companies or the Subsidiaries in connection with the transactions contemplated by this Agreement, the Companies' review and consideration of alternative transactions, the restructuring of the Companies' consolidated indebtedness, the Forward Equity Contracts and proposed or completed acquisitions or divestitures.

   Section 3.31 Opinion of Financial Advisor. The Companies have received the opinion of Morgan Stanley & Co. Incorporated (the "Financial Advisor"), dated the date hereof, to the effect that the Investment is fair, from a financial point of view, to the holders of Patriot Common Stock and the holders of Wyndham Common Stock.

   Section 3.32 Full Disclosure. To the knowledge of the Companies, the Companies have not failed to disclose to the Investors any facts material to the business, properties, prospects, operations, financial condition or results of operations of Patriot, Wyndham and their respective subsidiaries, taken as a whole. To the knowledge of the Companies, no representation or warranty by any of the Companies or the Operating Partnerships contained in this Agreement and no statement contained in any document (including historical financial statements and the Company Disclosure Letter), certificate or other writing furnished or to be furnished by any of the Companies or the Operating Partnerships to the Investors or any of its representatives pursuant to the provisions hereof or in connection with the transactions, contains or will contain any untrue statement of material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading. This
Section 3.32 shall not apply to financial projections made by the Companies.

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                                   ARTICLE IV

                Representations and Warranties of the Investors

   As an inducement to the Companies and the Operating Partnerships to enter into this Agreement and to consummate the transactions contemplated hereby, each Investor, severally but not jointly with the other Investors, hereby represents and warrants to the Companies and the Operating Partnerships as follows; provided that for all purposes of this Agreement no representation or warranty set forth in this Article IV shall fail to be true and complete or to have been breached in all material respects by reason of one or more inaccuracies which individually would give rise to a Loss of less than $50,000:

   Section 4.1 Investment.

   (a) Each Investor is acquiring Shares and the shares of Wyndham Common Stock issuable upon conversion of such Shares for investment for its own account, and not with a view to any distribution thereof in violation of the securities laws. Each Investor understands that such Shares and the shares of Wyndham Common Stock issuable upon conversion of such Shares have not been registered under the Securities Act by reason of specific exemptions therefrom which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein.

   (b) Each Investor's financial condition and investments are such that it is in a position to hold such Shares and the shares of Wyndham Common Stock issuable upon conversion of such Shares for an indefinite period, bear the economic risks of the investment and withstand the complete loss of the investment. Each Investor has extensive knowledge and experience in financial and business matters and has the capability to evaluate the merits and risks of such Shares and the shares of Wyndham Common Stock issuable upon conversion of such Shares. Each Investor qualifies as an "accredited investor" as such term is defined in Section 2(15) of the Securities Act and Regulation D promulgated thereunder.

   Section 4.2 Rule 144. Each Investor acknowledges that the Shares to be purchased by the Investors and the shares of Wyndham Common Stock issuable upon conversion of the Shares must be held indefinitely unless subsequently registered under the Securities Act or any applicable state securities laws or unless exemptions from such registrations are available. Each Investor is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions.

   Section 4.3 Organization of the Investors. Each Investor is duly organized and validly existing under the laws of the jurisdiction of its organization.

   Section 4.4 Current Ownership. Except as set forth on Section 4.4 of the letter of the Investors to the Companies to be dated as of the Effective Date (the "Investor Disclosure Letter"), as of the date hereof, each Investor represents that it does not beneficially own any capital stock of the Companies or any partnership interests in the Operating Partnerships.

   Section 4.5 No Voting Agreements. Except as disclosed in Section 4.5 of the Investor Disclosure Letter, the Investors have not entered into any voting agreement relating to the Shares prior to the date hereof.

   Section 4.6 Authority of the Investors.

   (a) Each Investor has the power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to comply with the terms, conditions and provisions hereof.

   (b) The execution, delivery and performance of this Agreement by each Investor has been duly authorized and approved by such Investor and does not require any further authorization or consent of such Investor or its beneficial owners. This Agreement is the legal, valid and binding agreement of the Investor, enforceable against the Investor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws from time to time affecting the enforcement of creditors' rights generally.

   Section 4.7 Non-Contravention. The execution, delivery and performance of this Agreement by the Investors and the consummation of any of the transactions contemplated hereby by the Investors will not (a) conflict with or result in a breach of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any Lien, charge or encumbrance upon any property or assets of the Investors pursuant to any agreement, instrument, franchise, license or permit to which the Investors are a party or by which any of its properties or assets may be bound or (b) violate or conflict with any judgment, decree, order, statute, rule or regulation of any court or any public, governmental or regulatory agency or body applicable to each Investor or any of its properties or assets, other than such breaches, defaults or violations that are not reasonably expected to impair the ability of each Investor to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by each Investor and the consummation of the transactions contemplated hereby by each Investor does not and will not violate or conflict with any provision of the organizational documents of such Investor, as currently in effect. Except for filings under the HSR Act, no consent, approval, authorization, order, registration, filing, qualification, license or permit of or with any court or any government agency or body applicable to the Investors is required for the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

   Section 4.8 Brokers and Finders; Transaction Expenses.

   (a) No agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by the Transaction Documents, except for Bear, Stearns & Co. Inc., a complete and accurate copy of whose engagement letter has been provided to the Companies and will not be amended, without the consent of the Companies, to
(i) increase the fees or expenses payable thereunder or (ii) extend the period for which services are to be performed beyond the Closing Date.

   (b) Section 4.8(b) of the Investor Disclosure Letter sets forth a good faith estimate by the Investors of the Transaction Expenses, by professional firm (for each such firm that has fees and expenses in excess of $1,000,000) and by category of the transaction, that have been paid by the Investors since September 30, 1998 or the Investors anticipate will be payable by the Investors in connection with the transactions contemplated by this Agreement.

                                   ARTICLE V

                              Conditions Precedent

   Section 5.1 Conditions to Each Party's Obligation. The respective obligation of each party to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

     (a) HSR Approval. The applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), relating to the transactions contemplated by the Transaction Documents shall have been terminated or shall have expired.

     (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction (collectively, "Restraints") preventing consummation of any of the transactions contemplated hereby shall be in effect.

     (c) Patriot Stockholder Approval. The approval of holders of the requisite number of the shares of Patriot Common Stock outstanding on the record date (the "Record Date") for the Stockholders Meeting (as defined in Section 6.5(a)(ii)) shall have been received for (i) the Merger and (ii) the Pairing

  Termination, in accordance with the requirements of the DGCL and the rules of the NYSE (the "Patriot Stockholder Approval").

     (d) Wyndham Stockholder Approval. The approval of holders of the requisite number of the shares of Wyndham Common Stock outstanding on the Record Date for the Stockholders Meeting shall have been received for (i) the issuance of the Shares, the Restructuring Shares and the shares of Wyndham Common Stock issuable upon conversion of the Shares, (ii) the Pairing Termination, and (iii) the Wyndham Charter Amendment, in accordance with the requirements of the DGCL and the rules of the NYSE (the "Wyndham Stockholder Approval").

   Section 5.2 Conditions to the Investors' Obligation. The obligation of each of the Investors to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

     (a) Representations and Warranties. All of the representations and warranties of each of the Companies and the Operating Partnerships set forth in this Agreement, in the aggregate, shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date) and each of the Companies and the Operating Partnerships shall have delivered to the Investors at the Closing a certificate signed by its Chief Executive Officer and Chief Financial Officer or Treasurer, dated the Closing Date, in form and substance reasonably satisfactory to the Investors, to the foregoing effect.

     (b) Performance of Obligations. The Companies and the Operating Partnerships shall have performed in all material respects all obligations required to be performed by any of them under this Agreement at or prior to the Closing and each of the Companies and the Operating Partnerships shall have delivered to the Investors at the Closing a certificate signed by its Chief Executive Officer and Chief Financial Officer or Treasurer, dated the Closing Date, in form and substance reasonably satisfactory to the Investors, to the foregoing effect.

     (c) Material Adverse Change. Since September 30, 1998, there shall not have occurred any event that could reasonably be expected to have a Material Adverse Change (or development that is reasonably likely to result in any Material Adverse Change) and each of the Companies and the Operating Partnerships shall have delivered to the Investors at the Closing a certificate signed by its Chief Executive Officer, dated the Closing Date, in form and substance reasonably satisfactory to the Investors, to the foregoing effect.

     (d) Projected EBITDA. Earnings before interest, taxes, depreciation and amortization ("EBITDA") of the Companies and their consolidated subsidiaries, as adjusted for the items described in Section 5.2(d) of the Company Disclosure Letter ("Adjusted EBITDA"), shall be set forth in a certificate, dated the Closing Date, delivered to the Investors and signed by the Chief Executive Officer of Wyndham. Adjusted EBITDA shall have been at least the indicated amounts for the indicated periods in Section 5.2(d) of the Company Disclosure Letter. For purposes of this Section 5.2(d), EBITDA and Adjusted EDITDA shall be calculated in accordance with Section 5.2(d) of the Company Disclosure Letter on a prorated basis which shall be measured through either (i) the end of the calendar month immediately preceding the month in which the Closing occurs if the Closing occurs following the 20th day of any calendar month or (ii) the end of the second calendar month preceding the month in which the Closing occurs if the Closing occurs on or prior to the 20th day of any calendar month.

     (e) Receipt of Consents. The Companies shall have obtained the consents contemplated by Section 5.2(e) of the Company Disclosure Letter and a copy of each such consent or evidence thereof reasonably satisfactory to the Investors shall have been provided to the Investors at or prior to the Closing. In obtaining such consents and amendments, the Companies, the Operating Partnerships and the Subsidiaries shall have complied with
  Section 11.13.

     (f) Capital Expenditure Budget. The Companies shall have made on a timely basis the expenditures set forth under the caption "Maintenance Capital Expenditures" in the Capital Expenditure Budget.

     (g) Year 2000 Compliance. The Companies shall have delivered to the Investors a certificate, dated the Closing Date and signed by the Chief Executive Officer of Wyndham, to the effect that (i) the central reservation system comprised of the facilities and systems set forth on
  Section 5.2(g)(i) of the Company Disclosure Letter (the "Central Reservation System") is Year 2000 Compliant and (ii) with respect to all other facilities or systems identified on Section 5.2(g)(ii) of the Company Disclosure Letter, as of the Closing Date, the Year 2000 Plan has been implemented, and such plan's other enumerated performance goals have been substantially achieved, in accordance with the timetable as set forth on
  Schedule 5.2(g)(ii) of the Company Disclosure Letter; excluding solely for purposes of this Section 5.2(g) any adverse developments to the extent attributable to the failure of third parties which have the effect, subsequent to the mailing of the Disclosure Document in connection with the Stockholders' Meeting, of causing the Companies to fail to satisfy this condition.

     (h) Restructuring Plan. The Restructuring Plan shall have been completed in accordance with its terms.

     (i) Marriott Settlement Agreement. The Companies shall have completed the divestiture of the third party hotel management business previously conducted by Interstate Hotels Corporation in accordance with the Marriott Settlement Agreement (including any extension to the term thereof and any other amendment, in each case approved in advance by the Investors), without incurring any penalties, fees or damages thereunder for failure to complete such divestiture in a timely fashion or modifying the transactions contemplated thereby without the consent of the Investors; provided, that the Investors shall respond within five business days following their receipt of any request by the Companies to obtain the Investors' consent to any proposed modification of the Marriott Settlement Agreement under this
  Section 5.2(i), and provided further that the Investors shall be deemed to have consented to any amendment which has the sole effect of extending the completion of such divestiture until not later than June 20, 1999.

     (j) "Project D" Divestiture. Either (i) the Companies shall have completed the divestiture of the "Project D" assets in accordance with the Purchase and Sale Agreement, dated December 15, 1998 and amended December 22, 1998, January 31, 1999, February 5, 1999, February 10, 1999 and as of February 15, 1999 (the "Project D Agreement"), among Patriot, Patriot OP and PW Holding I, LLC, without incurring any penalties, fees or damages thereunder for failure to complete such divestiture in a timely fashion or modifying the transactions contemplated thereby without the consent of the Investors; provided, that the Investors shall respond within five business days following their receipt of any request by the Companies to obtain the Investors' consent to any proposed modification of the Project D Agreement under this Section 5.2(j), or (ii) the divestiture of such assets shall not have been completed due to a failure of the conditions thereto which failure is not caused by a breach by the Companies.

     (k) Financing. The Companies shall have entered into definitive agreements with respect to (i) a new $1.8 billion senior bank facility (the "Bank Facility") substantially on the terms set forth in the commitment letter, dated as of February 19, 1999, among The Chase Manhattan Bank ("Chase"), Chase Securities, Inc. ("CSI") and Patriot and without giving effect to any "market flex" provisions contained in such commitment letter (other than with respect to the re-allocation of commitments (without reduction of the total amount of the Bank Facility and the IRL Facility described below) and the increases in pricing solely to the extent agreed therein) and (ii) $650 million of fully underwritten increasing rate loans (the "IRL Facility"), substantially on the terms set forth in the commitment letter, dated as of February 19, 1999, among Chase, CSI, Bear, Stearns & Co. Inc. ("Bear Stearns"), The Bear Stearns Companies Inc. ("BSC") and Patriot, all such definitive agreements to be in forms reasonably acceptable to the Investors and without giving effect to any "market flex" provisions contained in such commitment letter (other than with respect to the re-allocation of commitments (without reduction of the total amount of the Bank Facility and the IRL Facility described below) and the increases in pricing solely to the extent agreed therein); provided, that the IRL Facility may be replaced in whole or in part by the issuance of debt securities (the "Debt Securities"), the aggregate amount of which may exceed the original amount of the IRL Facility, substantially on the terms set forth in the engagement letter, dated as of February 19, 1999, among CSI, Bear Stearns, Patriot and Wyndham, with all definitive agreements (including the Debt

  Securities) to be in forms reasonably acceptable to the Investors. The initial fundings under such facilities shall have occurred and the proceeds of such fundings, together with the proceeds from the issuance of the Shares, shall have been applied as specified in such commitment letters. At the time of the Closing, the Companies will have outstanding the full amount of mortgage debt permitted under the Bank Facility and the IRLs.

     (l) NYSE Listing. The Restructuring Shares and the shares of Wyndham Class A Common Stock issuable upon conversion of the Shares shall have been approved for listing on the NYSE, subject to official notice of issuance.

     (m) Opinions of Counsel. The Investors shall have received at the Closing opinions dated the Closing Date of counsel to the Companies, in form and substance reasonably satisfactory to the Investors taking into account, if such counsel so desires, the ABA Guidelines regarding legal opinions, covering the matters set forth in Schedule 5.2(m) of the Company Disclosure Letter.

   Section 5.3 Conditions to the Obligations of the Companies and the Operating Partnerships. The respective obligation of the Companies and the Operating Partnerships to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

     (a) Representations and Warranties. All of the representations and warranties of the Investors set forth in this Agreement shall be true and complete in all material respects, in each case as of the date of this Agreement and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

     (b) Performance of Obligations. The Investors shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing.

     (c) Officers' Certificates. Each of the Investors shall have delivered to the Companies a certificate signed by an executive officer of such Investor, dated the Closing Date, in form and substance reasonably satisfactory to the Companies, to the effect that (i) as of the date hereof and as of the Closing Date, the representations and warranties of such Investor set forth in this Agreement, in the aggregate, are true and complete in all material respects and (ii) the obligations of such Investor to be performed hereunder on or prior to the Closing Date have been performed in all material respects.

     (d) Opinion of Counsel. The Companies shall have received at the Closing opinions dated the Closing Date of counsel to the Investors, in form and substance reasonably satisfactory to the Companies taking into account, if such counsel so desires, the ABA Guidelines regarding legal opinions, covering the matters set forth in Schedule 5.3(d) of the Investor Disclosure Letter.

                                   ARTICLE VI

                           Covenants of the Companies

   As an inducement to the Investors to enter into this Agreement and to consummate the transactions contemplated hereby, the Companies and the Operating Partnerships hereby covenant with the Investors as follows:

   Section 6.1 Conduct of Business Pending the Closing.

   (a) Except as set forth in Section 6.1 of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement or as consented to by the Investors in writing, during the period from the date of this Agreement through and including the Closing Date, the Companies and the Operating Partnerships shall, and shall cause the Subsidiaries to, carry on their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with all applicable laws and regulations and, to the extent consistent therewith, shall use reasonable efforts to preserve intact their current business organizations, use reasonable efforts to keep available the services of their current officers and other employees and use reasonable efforts to preserve their relationships with those persons having business dealings with them. Without limiting the generality of the foregoing, except as set forth in Section 6.1 of the Company Disclosure Letter or as otherwise expressly contemplated by this Agreement, including without limitation the Restructuring Plan, or as consented to by the Investors in writing, during the period from the date of this Agreement through the Closing Date, the Companies and the Operating Partnerships shall not, and shall not permit any of the Subsidiaries to:

     (i) other than dividends and distributions by a direct or indirect wholly owned Subsidiary to the Companies or one of their wholly owned Subsidiaries, (A) declare, set aside or pay any dividends (payable in cash, stock, property or otherwise) on, make any other distributions in respect of, or enter into any agreement with respect to the voting of, any of its capital stock or partnership or other equity interests, (B) split, combine or reclassify any of its capital stock or partnership or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or partnership or other equity interests, or (C) purchase, redeem or otherwise acquire any capital stock or partnership or other equity interests in the Companies or any of the Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, provided that the Companies may redeem partnership units in Patriot OP and Wyndham OP to the extent required under the applicable limited partnership agreement, provided that any such redemption is effected solely with shares of Paired Common Stock (unless otherwise agreed to in writing by the Investors);

     (ii) other than issuances of shares of Paired Common Stock pursuant to the terms of Paired Share Equivalents or Options (as defined in Section 6.8(a)) outstanding as of the date of this Agreement and disclosed pursuant to this Agreement, issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any of its shares of capital stock or partnership or other equity interests or any other voting securities or any securities convertible into, exercisable for or exchangeable with, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

     (iii) amend its certificate of incorporation, by-laws, partnership agreement or other comparable organizational documents or amend the Patriot Rights Plan;

     (iv) acquire any business (whether by merger, consolidation, purchase of assets or otherwise) or acquire any equity interest in any person not an affiliate (whether through a purchase of stock, establishment of a joint venture or otherwise);

     (v) other than as identified in Section 6.1(a)(v) of the Company Disclosure Letter, (A) sell, lease, exchange, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its real properties or other assets, (B) enter into any new franchise agreements with the Companies or any Subsidiary as the franchisor, (C) enter into any new joint ventures or similar projects, or (D) enter into any new development projects;

     (vi) change its methods of accounting (or underlying assumptions) in effect at December 31, 1997, except as required by changes in GAAP or law or regulation or as disclosed in the SEC Reports filed prior to the date of this Agreement, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns of the Companies for the taxable years ended December 31, 1997, except as required by changes in law or regulation;

     (vii) create, renew, amend, terminate or cancel, or take any other action that could reasonably be expected to result in the creation, renewal, amendment, termination or cancellation of any agreement or instrument that is material to the Companies and their respective subsidiaries, taken as a whole;

     (viii) incur any indebtedness for borrowed money;

     (ix) enter into any new capital or take out commitments or increase any existing capital or take out commitments (except as set forth in the Capital Expenditure Budget);

     (x) other than with respect to the individual previously disclosed to the Investors, but only to the extent previously approved by the Investors in writing and except as set forth on Section 3.22(a) of the Company Disclosure Letter, (A) grant to any current or former director, executive officer or other key employee of the Companies or any Subsidiary any increase in compensation, bonus or other benefits (other than increases in base salary in the ordinary course of business consistent with past practice or arising due to a promotion or other change in status and consistent with generally applicable compensation practices), (B) grant to any such current or former director, executive officer or other employee any increase in severance or termination pay, (C) amend or adopt any employment, deferred compensation, consulting, severance, termination or indemnification agreement with any such current or former director, executive officer or employee, (D) amend, adopt or terminate any Benefit Plan, except as may be required to retain qualification of any such plan under Section 401(a) of the Code or (E) make any additions or changes to the Companies' senior management at the level of divisional President or higher;

     (xi) except pursuant to agreements or arrangements in effect on the date hereof or as otherwise contemplated by this Agreement which have been disclosed in Section 6.1 of the Company Disclosure Letter, pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or purchase any properties or assets, or enter into any agreement or arrangement with, any of its officers or directors or any affiliate or the immediate family members or associates of any of its officers or directors, other than payment of compensation at current salary, incentive compensation and bonuses and other than properly authorized business expenses in the ordinary course of business, in each case consistent with past practice;

     (xii) settle or compromise any pending or threatened suit, action or claim (A) asserted by one or more stockholders of the Companies or the Subsidiaries or one or more limited partners of the Operating Partnerships,
  (B) that involves amounts, individually in or in the aggregate, in excess of $100,000 net of insurance or (C) which relates to the transactions contemplated by the Transaction Documents (excluding the obtaining of any consents under the Restructuring Plan);

     (xiii) permit any material insurance policy naming the Companies or any Subsidiary as a beneficiary or a loss payable payee to be canceled or terminated;

     (xiv) enter into or amend in a manner adverse to the Investors any new agreement which has a non-competition, geographical restriction or similar covenant; or

     (xv) authorize, or commit or agree to take, any of the foregoing actions.

   (b) Without limiting the foregoing, the Companies and the Operating Partnerships shall, and shall cause the Subsidiaries to, (i) make the expenditures set forth under the caption "Maintenance Capital Expenditures" in the Capital Expenditure Budget, and (ii) implement the performance goals in accordance with the timetable set forth in Section 5.2(g)(ii) of the Company Disclosure Letter.

   Section 6.2 Reporting. The Companies shall, so long as the Shares or the shares of Wyndham Common Stock issuable upon conversion thereof are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, file reports and other information with the SEC under Section 13 or 15(d) of the Exchange Act.

   Section 6.3 Payment of Expenses.

   (a) Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Companies and the Operating Partnerships hereby agree, jointly and severally, (i) to pay all costs and expenses incident to the performance of the obligations of the Companies and the Operating Partnerships hereunder, including those in connection with (A) the issuance, transfer and delivery of the Shares or the shares of Wyndham Common Stock issuable upon conversion thereof to the Investors, including any transfer or similar taxes payable with respect thereto, (B) the qualification of the Shares or the shares of Wyndham Common Stock issuable upon conversion thereof under state or foreign securities or Blue Sky laws, (C) the cost of printing the certificates for the Shares or the shares of Wyndham Common Stock issuable upon conversion thereof and (D) the costs and charges of any transfer agent, registrar, trustee or fiscal paying agent, and (ii) to promptly pay, upon the Closing or the termination of this Agreement (other than as set forth in Section 6.3(c)), all out-of-pocket costs and expenses up to an aggregate of $25 million (including any such payments made to the Investors prior to the date hereof or through the Closing Date), including fees and expenses of advisors, accountants, attorneys, consultants and other parties whom the Investors have engaged to assist them in connection with a possible investment in the Companies, incurred by the Investors in connection with the evaluation, negotiation and consummation of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby or incurred by them in connection with any litigation that relates to the transactions contemplated by this Agreement.

   (b) Without limiting the foregoing, the Companies shall pay the Investors, as reimbursement of their out-of-pocket costs and expenses, (i) $2,500,000 on the Effective Date, except to the extent that the Companies provide evidence reasonably satisfactory to the Investors demonstrating that the Companies have paid such amount prior to the date of this Agreement and (ii) $7,500,000 as soon as practicable following the date of this Agreement using the first proceeds from mortgage indebtedness of the Companies or the Subsidiaries received after the Effective Date.

   (c) Each of the following obligations is independent of and not limited in any way by the Companies' or the Operating Partnerships' obligations in respect of any of the other following obligations: (i) the payment obligation under
Section 6.3(a); (ii) the reimbursement of $2.5 million of the Investors' costs and expenses that the Companies have heretofore reimbursed or are reimbursing on the Effective Date (as defined below) of this Agreement; (iii) the separate fees that are payable pursuant to the Equity Commitment Letter; (iv) the separate fee that may become payable pursuant to Section 6.7; and (v) the Companies' and the Operating Partnerships' indemnification obligations under
Section 10.2 and any adjustment to the conversion price of the Shares pursuant to the Series B Certificate of Designation.

   Section 6.4 Availability of Wyndham Common Stock. Wyndham shall at all times reserve and keep available out of its authorized but unissued common stock, for the purpose of effecting the conversion of the Shares, the full number of shares of Wyndham Common Stock then issuable upon the conversion of the Shares. Wyndham will, from time to time, in accordance with the laws of the State of Delaware, increase the authorized amount of Wyndham Common Stock if at any time the number of shares of Wyndham Common Stock remaining unissued and available for issuance shall be insufficient to permit conversion of the Shares.

   Section 6.5 Disclosure Documents; Stockholder and Partner Approvals.

   (a) Each of Patriot and Wyndham shall, in accordance with applicable law and its Certificate of Incorporation and By-Laws:

     (i) promptly file with the SEC confidential (to the extent required to be so filed and permitted by law), preliminary copies of the disclosure documents to be sent to securityholders in connection with the transactions contemplated by this Agreement (the "Disclosure Documents") and use its reasonable efforts to obtain the clearance by the SEC of those Disclosure Documents requiring clearance by the SEC as promptly as practicable thereafter;

     (ii) promptly and duly call, give notice of, convene and hold not later than 50 calendar days following the clearance of the Disclosure Documents by the SEC a meeting of its stockholders for the purpose of obtaining the Patriot Stockholder Approval and the Wyndham Stockholder Approval (each, a "Stockholders Meeting");

     (iii) except to the extent such Board of Directors determines in good faith, after consultation with outside counsel, that contrary action is required by such Board of Directors' fiduciary duties under applicable law, recommend the Patriot Stockholder Approval in the case of Patriot, the Wyndham Stockholder Approval in the case of Wyndham, the Patriot Partner Approval in the case of Patriot OP, the Wyndham Partner Approval in the case of Wyndham OP and the acceptance by stockholders and limited partners of the Exchange Offers, and include in the Disclosure Documents such recommendations and the written opinion of the Financial Advisor that the financial consideration to be received upon the sale of the Series B Preferred Stock is fair, from a financial point of view, to the stockholders of the Companies, and take all lawful action to solicit such approvals and acceptances; and

     (iv) as promptly as practicable following the clearance by the SEC of the Disclosure Documents requiring such clearance cause the definitive Disclosure Documents to be mailed to its stockholders and the limited partners of the Operating Partnerships.

   (b) The Companies may, prior to the mailing of the Disclosure Documents to stockholders in connection with the Stockholders' Meeting, deliver to the Investors an updated Company Disclosure Letter dated as of the date thereof (the "Updated Company Disclosure Letter") which supplements the Company Disclosure Letter to reference all items that would have been required to be disclosed in the Company Disclosure Letter had they been known at the time of execution and delivery of this Agreement. Within 10 business days following receipt of the Updated Company Disclosure Letter, the Investors will notify the Companies whether the Investors believe that a Material Adverse Change has occurred based on the information that has been provided to the Investors in the Updated Company Disclosure Letter. Under no circumstances shall such a notification of the Investors' determination affect in any way the Investors' right to assert that the condition set forth in Section 5.2(a) or 5.2(c) has not been satisfied and shall not affect in any way the Investors' rights to indemnification pursuant to Section 10.2. In making their determination as to whether the condition set forth in Section 5.2(a) or 5.2(c) has not been satisfied for purposes of this Section 6.5(b), the Investors shall be deemed to have relied solely on the information provided in the Company Disclosure Letter and the Updated Company Disclosure Letter and to have knowledge only of the events or items set forth on the Company Disclosure Letter and the Updated Company Disclosure Letter, if any. Under no circumstance shall the Investors be held liable for any notification given pursuant to this Section 6.5(b), including without limitation in a circumstance where a contrary determination is made by the Investors at or prior to the Closing.

   (c) The Companies shall use reasonable efforts to ensure that the Disclosure Documents (including without limitation any SEC Reports incorporated by reference therein), the Exchange Offers, the Patriot OP Consent Solicitation and the Wyndham OP Consent Solicitation shall comply with all applicable federal or other securities laws, except that the Companies shall have no obligation as to information provided by the Investors.

   (d) The filing with the SEC, or the transmission to any of the Companies' securityholders, of any Disclosure Document, or any amendment thereof, relating to the transactions contemplated by this Agreement shall be subject to the prior approval of the Investors and their counsel, which approval shall not be unreasonably withheld or delayed.

   Section 6.6 Restructuring Plan. At or prior to the Closing, the Companies shall use reasonable efforts to take all actions necessary to effect the actions set forth in the Restructuring Plan.

   Section 6.7 No Solicitation of Competing Transactions.

   (a) Except as expressly permitted in writing by the Investors, the Companies shall not, nor shall they authorize or permit any of the Subsidiaries or any of the Companies' or the Subsidiaries' directors, officers, employees, representatives, agents and advisors (including any investment banker, financial advisor, attorney, accountant or other representative retained by any of them), directly or indirectly, to (i) solicit, initiate, encourage (including by way of furnishing nonpublic information), respond to (other than by bare statement, without any further detail or explanation, that they are not permitted to respond), or take any other action designed to facilitate, any inquiries or the making of any proposal with respect to any merger, consolidation, transfer of substantial assets, sale or exchange of shares or similar transaction (except as set forth in Section 6.7 of the Company Disclosure Letter) (collectively, a "Competing Transaction"), (ii) participate in any substantive discussions or negotiations regarding any Competing Transaction or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Competing Transaction. Upon execution of this Agreement, the Companies and the Subsidiaries shall immediately cease any existing activities, discussions or negotiations with any parties heretofore conducted with respect to any of the foregoing. Notwithstanding the foregoing, the Companies will not be precluded from providing information to, or discussing, negotiating and executing agreements with, any person or entity that makes a written proposal pursuant to which such other person or entity would (i) make a significant equity investment in the Companies, (ii) acquire all or a substantial portion of the assets of the Companies or (iii) acquire the Companies, if and to the extent that the Boards of Directors of the Companies reasonably determine in good faith (after consultation with outside counsel) that they are required to do so by their fiduciary duties.

   (b) The Companies shall promptly (but in any event within 24 hours) advise the Investors in writing of any inquiries, discussions, negotiations, proposals or requests for information received on or after the date of this Agreement relating to any Competing Transaction, the material terms and conditions thereof and the identity of the person making such request or Competing Transaction. The Companies shall promptly advise the Investors of any development relating to any inquiries, discussions, negotiations, proposals or requests for information relating to a Competing Transaction, whether the original inquiries, discussions, negotiations, proposals or requests for information occurred before, on or after the date of this Agreement.

   (c) If, prior to the Closing or during the 180-day period following any termination of this Agreement, either of the Companies or any Subsidiary enters into any other agreement or agreements with a third party (a "Third Party"), without the prior consent of the Investors, providing for the issuance of equity or other securities convertible into or exchangeable or exercisable for equity, in one or a series of transactions, with aggregate net proceeds of at least $50 million or providing for or contemplating any merger, consolidation, transfer of substantial assets, any tender or exchange offer to acquire securities of the Companies or similar transaction involving the Companies (a "Third Party Agreement"), and the Companies shall have not have consummated the transactions contemplated hereby other than solely by reason of the Investors being unwilling to proceed with the Closing notwithstanding that the conditions to their obligations set forth in Article V have been satisfied, the Companies agree to pay to the Investors within five business days after the entry by either of the Companies or any Subsidiary into any Third Party Agreement, in addition to any amounts otherwise provided hereunder, an aggregate amount (the "Breakup Fee") in cash equal to $30 million; provided, that, if the Third Party is (a) Hilton Hotels Corporation ("Hilton"), (b) any subsidiary or affiliate of Hilton, (c) any financial advisor or financing source of Hilton or a subsidiary or affiliate thereof working on behalf of, or with, Hilton in connection with the transactions contemplated by a Third Party Agreement or (d) any entity that has an agreement, arrangement or understanding with Hilton or any of the foregoing, or any group including any of the foregoing, which agreement, arrangement or understanding provides for work on behalf of, or with, Hilton in connection with the transactions contemplated by a Third Party Agreement, the Third Party Agreement shall be deemed to include not only those agreements set forth above but also any agreement contemplating an asset purchase from or provision of financing to or financial support in favor of the Companies and the Breakup Fee shall be an amount in cash equal to $50 million; and provided further that the term "Third Party Agreement" shall not include any agreement that provides solely for the sale of any of the assets listed on Section 6.7(c) of the Company Disclosure Letter. The Breakup Fee shall be paid as liquidated damages to the various Investors in accordance with their respective Investor Percentages. The Companies agree that (i) actual damages relating to the foregoing are impossible to determine with certainty and (ii) such sum is a reasonable estimate of the Investors' damages (and shall be deemed when paid, together with the payment of the fees contemplated by the Equity Commitment Letter and the reimbursement of expenses pursuant to Section 6.3, to have fully reimbursed the Investors for all such damages) arising from lost opportunities, executive time and other causes.

   Section 6.8 Benefit Plans.

   (a) Each option ("Option") granted under the Stock Incentive Plans (as defined below) or granted pursuant to the stock option agreements covered by the Form S-8 Registration Statement (File No. 333-41927) filed with the SEC on December 10, 1997 to acquire shares of the Paired Common Stock that is outstanding immediately prior to the Closing Date, shall, after giving effect to the Merger and the Reverse Stock Split, become and represent an option to acquire the same number of shares of Wyndham Class A Common Stock at the same exercise price per share of Wyndham Common Stock; provided, however, that in the case of any

Option to which Section 421 of the Code applies by reason of its qualification as an incentive stock option under Section 422 of the Code, the conversion formula shall be adjusted if necessary to comply with Section 424(a) of the Code. Except as provided above, each Option shall be exercisable upon the same terms and conditions as were applicable to the Option immediately prior to the Closing Date. "Stock Incentive Plans" means the Wyndham International, Inc. 1997 Stock Incentive Plan, the Patriot American Hospitality, Inc. 1997 Stock Incentive Plan, the Patriot American Hospitality, Inc. 1995 Stock Incentive Plan, the Wyndham Hotel Corporation Amended and Restated 1996 Long Term Incentive Plan, the Cal Jockey Incentive Plan, the Bay Meadows Operating Company 1988 Stock Option Plan and the Patriot American Hospitality, Inc. Non-Employee Directors' Incentive Plan.

   (b) Each other outstanding award made pursuant to the Stock Incentive Plans which provide for grants of equity-based awards in respect of shares of Paired Common Stock (the "Other Awards") shall be amended or converted into a similar equity-based award solely in respect of shares of Wyndham Common Stock, with such appropriate adjustments to the terms of such Other Awards to preserve the value inherent therein with no detrimental effects on the holders thereof.

   (c) Prior to the Closing Date, the Companies shall amend the terms of each of the Stock Incentive Plans, to the extent necessary or appropriate, to give effect to the provisions of this Section 6.8 and to reflect the transactions contemplated by the Transaction Documents.

   (d) Prior to the Closing Date, the Companies shall (i) amend the Patriot American Hospitality/Wyndham International Employee Savings and Retirement Plan (the "Savings Plan") to provide that the investment alternative to invest in shares of Paired Common Stock shall become an investment alternative to invest in shares of Wyndham Common Stock and (ii) take all such action necessary to effectuate any such amendments.

   (e) Prior to the Closing Date, the Companies shall use their reasonable efforts to amend the agreements listed in Section 6.8(e) of the Company Disclosure Letter to remove from such agreements the requirement that the Companies establish and fund "rabbi trusts" to satisfy obligations of the Companies under such agreements (the "Rabbi Trust Amendments").

   Section 6.9 No General Solicitation. None of the Companies, their affiliates (as defined in Rule 501(b) under the Securities Act) or any person acting on their behalf will offer to sell, sell or solicit any offer to buy the Shares by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act that would require the registration of the Shares under the Securities Act unless the Shares are so registered.

   Section 6.10 Preemptive Rights. Until the fifth anniversary of the Closing Date, for so long as the Investors own Shares or Wyndham Common Stock acquired upon conversion of Shares or pursuant to this Section 6.10 together representing or convertible into more than 15% of the fully diluted shares of Wyndham Common Stock, they shall have a preemptive right after the Closing Date, upon any issuance after the Closing Date of Wyndham Common Stock (other than those issued upon the conversion, exercise or exchange of any securities convertible into, exercisable for or exchangeable with Wyndham Common Stock) or securities which are issued after the date hereof convertible into, exercisable for or exchangeable with Wyndham Common Stock (including any Patriot OP Units or Wyndham OP Units redeemable for Wyndham Common Stock issued after the date hereof but excluding any shares issued upon conversion of Series A Preferred Stock, Series B Preferred Stock or Class B Common Stock), to purchase the same percentage of such securities as the percentage of the outstanding Wyndham Common Stock (including for such purpose shares issuable upon conversion of the Shares and the Rights Offering Shares) then held by the Investors (assuming for such purpose the full conversion of all Shares then held by the Investors, including any Shares issued to the Investors as dividends on the Shares, and any Shares issuable to the Investors as a dividend on the Shares for the dividend period in which the Investors' ownership is measured, prorated for the number of days elapsed during such period); provided that to the extent that one or more of the Investors do not exercise such preemptive rights in full, the unexercised portion of such Investors' preemptive rights shall be allocated among the other Investors pro rata in accordance with the number of the shares of Wyndham Common Stock (including any shares issuable upon conversion of the Shares) then held by them. In connection with this preemptive right, Wyndham shall provide written notice to each Investor within ten business days following the end of each fiscal quarter of Wyndham of all issuances by Wyndham or its Subsidiaries giving rise to preemptive rights during such fiscal quarter and the Investors shall provide written notice to Wyndham of the extent to which they are exercising their preemptive rights and their interest in exercising preemptive rights that are not being exercised by other Investors and close any transaction relating to the exercise of preemptive rights hereunder on the 20th business day following receipt of such notice by Wyndham. Any preemptive right not exercised by the end of such period will expire, lapse and be of no effect. This Section 6.10 will not apply to the Rights Offering or to any other equity issuance by Wyndham during the six month period following the Closing.

   Section 6.11 Non-Competition and Other Restrictions. From and after the Closing, for so long as the Investors beneficially own an aggregate of 5% of the outstanding shares of Wyndham Common Stock (including shares of Wyndham Common Stock issuable upon conversion of Shares and Rights Offering Shares), Wyndham shall not, and shall not permit the Subsidiaries to, without the approval of a majority of the Class B Directors (as defined in the New Wyndham Certificate), enter into or amend any new agreement which has a non-competition, geographical restriction or similar covenant that will apply to and restrict the activities of any of the Investors.

   Section 6.12 Access to Information.

   (a) The Companies and the Operating Partnerships shall, and shall cause the Subsidiaries to, afford to each Investor (including for such purposes only those Permitted Third Party Transferees with an investment in the Companies of at least $20 million) and to the officers, employees, accountants, counsel, financial advisors and other representatives of such Investor, reasonable access during normal business hours from the date hereof until and after the Closing to all the properties, books, contracts, commitments, personnel, reports and records of or relating to the Companies or the Subsidiaries, and the Companies and the Operating Partnerships shall, and shall cause the Subsidiaries to, furnish promptly to the Investors, any financing source identified by the Investors in connection with the transactions contemplated hereby and to any other person that the Investor may reasonably request (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, (ii) such weekly, monthly, quarterly, annual and other operating reports, financial reporting packages and other operational and/or financial information sent to management or the Board of Directors of the Companies or to the banks with whom the Companies and the Subsidiaries maintain credit facilities or lines of credit and (iii) all other information concerning its business, properties and personnel as the Investors may reasonably request.

   (b) In addition to the foregoing, the Companies and the Operating Partnership shall, and shall cause the Subsidiaries to, permit the Investors to monitor the status of the Year 2000 Plan in the following manner, without limitation, by: (i) providing semi-monthly updates to the designated representatives of the Investors on the progress of the Year 2000 Plan (including the amount of expenditures made on such plan to that date), (ii) notifying the Investors of whether the Companies or any of the Subsidiaries intend to deviate in any material respects from the Year 2000 Plan, (iii) if a deviation from the Year 2000 Plan is contemplated, consulting with designated representatives of the Investors to determine if such deviation is in the best interest of the Companies, and (iv) coordinating with the Investors and their representatives to develop modifications, if any, to the Year 2000 Plan. For purposes of this Section 6.12(b), the Investors' designated representatives shall be such persons as the Investors shall identify to the Companies.

   (c) No review pursuant to this Section 6.12 shall subject the Investors or their representatives or agents to any responsibility for the Companies' compliance or failure to comply with the Year 2000 Plan or affect any representation or warranty given by the Companies or the Operating Partnerships hereunder.

   Section 6.13 Rights Offering. If and when so determined following the Closing by the vote of a majority of the Class A Directors and Class C Directors (each as defined in the New Wyndham Certificate), voting together, Wyndham may conduct a single rights offering (the "Rights Offering") in which the holders of the Wyndham Class A Common Stock and if the approvals to the Patriot OP Consent Solicitation and the Wyndham OP Consent Solicitation are received, the Patriot OP Units and the Wyndham OP Units (collectively, the "Eligible Holders") will be eligible to participate, provided that the record date for the Rights Offering (the "Record Date") shall be established and announced in accordance with the applicable provisions of Rule 10b-17 promulgated under the Exchange Act and the applicable rules of the NYSE and the Rights Offering may not be consummated any later than 170 days following the Closing Date. In the Rights Offering, the Eligible Holders will be offered transferable rights to purchase for cash at par up to $300 million in Series A Preferred Stock with an issuance date on the date of consummation of the closing of the Rights Offering; provided, however, that if the Companies shall have sold the Identified Assets prior to or at the closing of the Rights Offering for net cash proceeds in excess of the amounts set forth in Section 1.1(c) of the Company Disclosure Letter and shall apply such excess proceeds
(i) to reduce the number of Shares in accordance with Section 1.1(c) or (ii) to redeem the Shares in accordance with the Series B Certificate of Designation, then the maximum offering amount of the Rights Offering shall be reduced by the amount of such excess proceeds. The rights to purchase shall be allocated among the Eligible Holders pro rata based on the respective numbers of shares of Wyndham Class A Common Stock held by such Eligible Holders on the Record Date or that would be received by such Eligible Holder upon redemption of the Patriot OP Units or Wyndham OP Units held by them on the Record Date (rounded down in the case of fractional shares of Series A Preferred Stock to the nearest whole number of shares) and shall not be reallocated in the event that not all Eligible Holders exercise their right to purchase in full. The Rights Offering will provide that any exercise thereof is irrevocable. The Companies will use reasonable efforts to ensure that the Rights Offering will be conducted in compliance with all applicable securities laws. Unless otherwise determined by the vote of a majority of the Class A Directors and the Class C Directors, voting together, the shares of Series A Preferred Stock shall be listed on the NYSE, the NASDAQ National Market System or other national securities exchange, subject to satisfying the eligibility requirements thereof.

   Section 6.14 HSR Approval. Wyndham shall cooperate with each Investor in obtaining as soon as practicable all necessary governmental consents and approvals, including without limitation, termination or expiration of the waiting period under the HSR Act.

                                  ARTICLE VII

                           Covenants of the Investors

   Section 7.1 Certain Restrictions.

   (a) Each of the Investors, severally but not jointly, covenants with the Companies that, for a period commencing on the Closing and continuing through the sixth anniversary of the Closing, such Investors will not, directly or indirectly, through one or more intermediaries or otherwise, purchase, acquire, own or hold any shares of Wyndham Common Stock or any securities which are convertible into or exchangeable or exercisable for Wyndham Common Stock (excluding any shares that are owned by the Investors as of the date hereof as set forth on Section 7.1(a) of the Investor Disclosure Letter), unless such shares or securities were purchased or acquired in a purchase or acquisition which (i) is made directly from Wyndham in a transaction which is approved in advance by vote of a majority of the Class A Directors and Class C Directors, voting together, including without limitation under Section 6.10, or from another Investor, (ii) is a dividend on the Shares or a conversion of the Shares, (iii) is made pursuant to the Rights Offering or upon conversion of the Rights Offering Shares acquired pursuant thereto, (iv) is made by one or more affiliates of any Investor over whom such Investor does not control investment or voting decisions and such Investor does not hold over 50% of the outstanding voting power of such affiliate, or (v) is of non-voting preferred stock of the Companies; provided, however, that notwithstanding anything to the contrary contained herein, the foregoing restriction shall not be deemed to be violated or applicable if the numbers of shares of Wyndham Common Stock or securities which are convertible into or exchangeable or exercisable for Wyndham Common Stock beneficially owned directly or indirectly through one or more intermediaries or otherwise, in the aggregate, by the Investors is increased solely as a result of any stock dividend, stock split, split-up, recapitalization, merger or other change in the corporate or capital structure of Wyndham or any other action taken solely by Wyndham. Notwithstanding the foregoing, (x) any Investor, Permitted Assignee or Permitted Third Party Transferee, or any of their respective affiliates may, to the extent not prohibited by law, acquire Wyndham's publicly-traded securities in the ordinary course of their regular market-making activities, if any, or engage in business as investment advisors or broker-dealers for the accounts of their customers (such activities, "Ordinary Trading Activities"), and (y) any individual who is an employee, partner or stockholder of any of the Investors may purchase shares of Wyndham Common Stock for his or her individual account (held for investment purposes), provided that at no time shall any such individual acquire beneficial ownership of in excess of 100,000 shares of Wyndham Common Stock, including shares of Wyndham Common Stock issuable upon conversion, exchange or exercise of securities which are convertible into or exchangeable or exercisable for shares of Wyndham Common Stock (subject to equitable adjustment in the event of a stock split or reclassification of the Wyndham Common Stock), exclusive of shares identified in Section 7.1(a) of the Investor Disclosure Letter or which may otherwise be acquired consistent with this Section 7.1.

   (b) Each of the Investors, severally but not jointly, covenants with the Companies that such Investor will not (i) make any public announcement (except as required by law in respect of actions permitted hereby) or proposal or offer whatsoever (including, but not limited to, any "solicitation" of "proxies" as such terms are defined or used in Regulation 14A of the Exchange Act) with respect to, (x) any form of business combination or similar or other extraordinary transaction involving the Companies or any affiliate thereof, including, without limitation, a merger, tender or exchange offer or liquidation of the Companies' assets, or (y) any form of restructuring, recapitalization or similar transaction with respect to the Companies or any affiliate thereof or (ii) make any proposal to seek representation on the Board of Directors or otherwise to seek to control or influence the management, Board of Directors or policies of Wyndham or any affiliate thereof.

   (c) Within five business days following a written request therefor by Wyndham, each Investor shall notify Wyndham in writing of the number of shares of each class or series of capital stock of Wyndham beneficially owned by such Investor and such Investor's Permitted Assignees, as well as in each case the nature of such beneficial ownership.

   Section 7.2 Quorum. Each of the Investors covenants that, for so long as the Investors beneficially own a sufficient number of shares of the Series B Preferred Stock and the Wyndham Class B Common Stock to have the right to designate at least two directors to the Board of Directors of Wyndham, such Investor will be present in person or represented by proxy with respect to all securities of Wyndham beneficially owned by such Investor at any duly called meeting of the stockholders of Wyndham for the purpose of constituting a quorum for the transaction of business.

   Section 7.3 Transfers. The Investors covenant with the Companies that the Investors will not, individually or in the aggregate, transfer or attempt to transfer more than 25% of the Shares to one or more Permitted Third Party Transferees (such percentage to include any Shares previously transferred to any Permitted Third Party Transferee prior to the Closing Date under Section 1.1); provided, that the Investors shall not be restricted from any transfer or attempted transfer pursuant to which Shares are converted into Series A Preferred Stock or any other conversion of Shares.

   Section 7.4 HSR Approval. The Investors shall cooperate with the Companies in obtaining as soon as practicable all necessary governmental consents and approvals, including without limitation, termination or expiration of the waiting period under the HSR Act.

   Section 7.5 No Voting Agreements. The Investors covenant with the Companies that, for so long as the Investors beneficially own a sufficient number of shares of Wyndham Common Stock to have the right to designate any directors to the Board of Directors of Wyndham, the Investors will not enter into any voting agreement relating to the Shares, except with respect to the allocation, election and removal of directors of the Board of Directors of Wyndham.

   Section 7.6 Board of Director Matters. The Investors agree that no individual Investor will nominate or select, or have the right to nominate or select, more than five directors to the Board of Directors of Wyndham.

   Section 7.7 Compliance with the New Wyndham Certificate and Series B Certificate of Designation. Each Investor agrees, severally but not jointly, to comply with the provisions of, and to perform their obligations set forth in the New Wyndham Certificate and the Series B Certificate of Designation, including without limitation, their voting obligations set forth therein, whether or not any such provision is valid.

   Section 7.8 Confidentiality. During the period from the date of this Agreement through and including the Closing Date, each of the Investors covenants with the Companies that any of the information furnished or otherwise obtained, directly or indirectly, by such Investor, its directors, officers, partners, employees, agents or representatives including, without limitation, attorneys, accountants, partners, experts and consultants (collectively, "Representatives") and all reports, analysis, compilations, data, studies or other documents prepared by such Investor or its Representatives containing or based, in whole or in part, on any such furnished information (collectively, the "Information") will be kept strictly confidential and will not, without the prior written consent of the Companies, be disclosed to any other individual, corporation, partnership, joint venture, trust or association in any manner whatsoever, in whole or in part and will not be used for any purpose other than in connection with the Restructuring and the purchase and sale of Shares described herein; provided that if any Investor determines, based on the advice of counsel, that it is legally obligated to release the Information, such Investor may do so after notice to and consultation with the Companies.

                                  ARTICLE VIII

                 Restrictions on Transferability of Securities

   Section 8.1 Restrictive Legend. Each certificate representing (a) the Shares, (b) shares of Series A Preferred Stock or Wyndham Common Stock issuable upon conversion of any Shares, and (c) any other securities issued in respect of the Shares or Wyndham Common Stock issued upon conversion of any Shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event (each of the foregoing securities in clauses (a) through (c) being referred to herein as "Restricted Securities"), shall (unless otherwise permitted by the provisions of Section 8.2) be stamped or otherwise imprinted with a legend substantially in the following form (in addition to the legend required under any applicable state securities laws):

  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY APPLICABLE STATE SECURITIES LAWS. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR EXEMPTION THEREFROM UNDER SAID ACT OR LAWS. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE COMPANY. PURSUANT TO SUCH AGREEMENT, CERTAIN TRANSFERS MAY NOT BE MADE UNLESS AT THE TIME OF SUCH TRANSFER ONE OR MORE DIRECTORS OF THE COMPANY APPOINTED PURSUANT TO SUCH AGREEMENT SUBMIT THEIR RESIGNATION FROM THE BOARD OF DIRECTORS.

   Wyndham will promptly, upon request, remove any such legend when no longer required by the terms of this Agreement or by applicable law.

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

   Section 8.2 Notice of Proposed Transfers. Prior to any proposed transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transfer, each Investor shall give written notice to Wyndham of its intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either (a) a written opinion of legal counsel (who shall be reasonably satisfactory to Wyndham) addressed to Wyndham and reasonably satisfactory to Wyndham to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act or (b) a "no action" letter from the SEC to the effect that the transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto, whereupon, in each case, such Investor shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by such Investor to Wyndham. Unless there is in effect a registration statement under the Securities Act covering the proposed transfer, each certificate to be issued to evidence the Restricted Securities transferred as herein provided shall bear the appropriate restrictive legend set forth in
Section 8.1 except that such certificate shall not bear such restrictive legend if, (i) in the opinion of counsel for such Investor, such legend is not required in order to establish compliance with any provisions of the Securities Act, (ii) a period of at least one year has elapsed since the later of the date the Restricted Securities were acquired from Wyndham or from an affiliate of Wyndham, and such Investor represents to Wyndham that it is not an affiliate of Wyndham and has not been an affiliate during the preceding three months and shall not become an affiliate of Wyndham without resubmitting the Restricted Securities for reimposition of the legend, or (iii) the Restricted Securities have been sold pursuant to Rule 144(k) under the Securities Act and the certificate is accompanied by a representation by the Investor that it is not an affiliate of Wyndham, has not been an affiliate during the three-month period prior to the sale and has held the Restricted Securities for more than two years.

                                   ARTICLE IX

                                  Termination

   Section 9.1 Termination. Notwithstanding anything contained herein to the contrary, this Agreement may be terminated at any time prior to the Closing
Date:

     (a) by the mutual written consent of the Investors and the Companies;

     (b) by the Investors or the Companies if the Closing has not occurred on or before July 31, 1999 and this Agreement has not previously been terminated; provided, that the right to terminate the Agreement under this
  Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date; or

     (c) by the Investors or the Companies if, at the Stockholders Meeting, the Stockholder Approval is not obtained.

   In the event that this Agreement shall be terminated pursuant to this
Article IX, all further obligations of the parties under this Agreement, other than the obligations set forth in Article X and Sections 6.3, 6.7(c) and
Article XI, shall be terminated without further liability of any party to any other party, provided that nothing herein shall relieve any party from liability for its willful breach of this Agreement.

                                   ARTICLE X

                                Indemnification

   Section 10.1 Survival of Representations and Warranties. All representations and warranties of the Companies, the Operating Partnerships and the Investors contained herein, including the Company Disclosure Letter, or any certificate or instrument delivered in connection herewith at or prior to the Closing shall survive the Closing (even if the damaged party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) until, through and including the 90th day following the filing by Wyndham of a Form 10-K containing the audited consolidated financial statements of Wyndham for the fiscal year ending December 31, 1999 (the "Cut-off Date"); provided, however, that (a) the representations and warranties set forth in Sections 3.1, 3.4, 4.3 and 4.4 shall survive indefinitely, and (b) the representations and warranties set forth in Section 3.21 shall survive until 90 days following the expiration of the applicable statute of limitations (giving effect to any extensions thereof). The parties' respective covenants and agreements set forth herein shall survive indefinitely unless otherwise set forth therein or herein (except for those set forth in Sections 6.1, 6.5, 6.6, 6.7, 6.8, 6.9 and 6.14, each of which will survive until the Cut-off Date). The Closing shall not be deemed in any way to constitute a waiver by any party of any powers, rights or remedies it may have with respect to any obligations of the other parties hereunder, including without limitation with respect to any misrepresentation or breach of warranty known to such party at the time of the Closing. No claim shall be made with respect to any representation, warranty, covenant or agreement after it ceases to survive except that in the event that any member of the Investor Indemnified Group (as defined below) (i) receives notice of or identifies any matter which provides a reasonable basis for a claim to indemnification hereunder within the applicable period provided in this Section 10.1, and (ii) provides notice to the Companies of the receipt of such notice or of the matter so identified, and such claim shall not have been finally resolved before the expiration of the applicable period referred to in this Section 10.1, any representation, warranty, covenant or agreement that is the basis for such claim shall continue to survive with respect to such claim and shall remain a basis for indemnity as to such claim until such claim is finally resolved.

   Section 10.2 Indemnification.

   (a) For purposes of this Agreement, "Losses" shall mean all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, diminution in value, costs and expenses (net of insurance reimbursement actually received by the Companies after taking into account any related deductibles and premium increases and net of any tax benefit (such as additional deductions due to increased liability for interest) from the payment or from the related underlying liability with respect to which the payment is made), including without limitation interest, penalties and attorneys' fees and expenses, asserted against, resulting to, or imposed upon or incurred by the Companies or the Investor Indemnified Group, or any member thereof, directly or indirectly, by reason of, relative to, or resulting from any inaccuracy of any representation or warranty (without taking into account any qualification as to materiality in such representations or warranties) or any breach or violation of any covenant or agreement of the Companies, the Operating Partnerships or any Subsidiary contained in the Transaction Documents or any certificate or other document delivered by the Companies or the Operating Partnerships in connection with the Closing, including, without limitation, any claims relating to the Companies, the Operating Partnerships, the Subsidiaries or any properties (former or current) owned, leased or managed by any of the foregoing. Notwithstanding the foregoing, Losses relating to one or more inaccuracies of any representation or warranty (but not with respect to any breach of any covenant or agreement) which would give rise individually to a Loss of less than $50,000 shall be deemed not to be a Loss for which indemnification is required under this Section 10.2, except to the extent it is a Covered Loss (each such Loss a "De Minimis Exclusion").

   Without limiting the foregoing, Losses shall include, without limitation,
(i) amounts incurred by the Companies or the Operating Partnerships as compared to the Companies' or the Operating Partnerships' business, properties, prospects, operations, financial condition or results of operation as represented and warranted pursuant to Article III, (ii) amounts expended by the Companies to attain Year 2000 Compliance in excess of the amounts provided for in the Year 2000 Plan, (iii) payments made or required to be made (other than (A) commitment fees payable to the Investors or to the parties to the Bank Facility, (B) indebtedness to be repaid or refinanced in connection with the transactions contemplated hereby and (C) professional fees incurred in connection with the transactions contemplated hereby) to third parties as a result of the consummation of the transactions contemplated hereby, including without limitation payments made to third parties in order to obtain the consent of any party to the transactions contemplated hereby or amendments or terminations of existing agreements as contemplated by this Agreement and payments required to be made to third parties as a result of the failure to obtain the consent of any party as a result of the consummation of the transactions contemplated by the Transaction Documents or the amendment or termination of any existing agreement, whether or not the Investors were aware of any such consent, amendment or termination, (iv) if the number of shares of Wyndham Common Stock outstanding after effecting the Restructuring Plan exceeds the Outstanding Paired Share Amount (but before giving effect to the issuance of the Shares and the Rights Offering Shares), the fair market value of the shares of Wyndham Common Stock constituting such excess, (v) payments made to the holders of Series B Preferred Stock of Patriot in redemption of their shares in excess of the stated amount of such shares, (vi) payments made in connection with the defense, settlement or disposition of any suit, action, claim or proceeding commenced by a current or former stockholder of the Companies or current or former limited partner of the Operating Partnerships arising out of or related to (A) this Agreement or the transactions contemplated hereby, whether arising before or after the Closing, and (B) any action or failure to act by the Companies or the Subsidiaries at or prior to the Closing (including without limitation in connection with any registration rights, redemption rights or similar agreement), whether asserted before or after the Closing (the amounts set forth in clauses (iii), (iv), (v) and (vi) being referred to as "Covered Losses"), and (vii) if the Management Agreement, dated as of May 10, 1995, as amended, with respect to the Wyndham Anatole (the "Anatole Management Contract") shall be terminated prior to May 10, 2004 pursuant to Section 12.2(2)(ii) of the Anatole Management Agreement (a "Covered Anatole Termination"), $1.25 million per fiscal quarter for each full or partial three month period (prorated for the number of days elapsed in any partial three month period) remaining in such period following the Covered Anatole Termination. The fair market value of the amount of diminutions of the earnings stream for, or other value of, real estate assets, other property or contracts, and the amount of increased expenditures, including without limitation for Year 2000 Compliance, reflagging costs and property improvement plans or programs required from third parties, will be taken into account in determining Losses.

   (b) (i) The Companies and the Operating Partnerships hereby agree, jointly and severally, to indemnify, defend and hold harmless the Investors and their respective directors, officers, employees, affiliates and associates (the "Investor Indemnified Group") from and against any and all Losses; provided, however, that (i) any indemnification in respect of breaches of representations and warranties shall be operative and effective only to the extent the amount of all Losses, in the aggregate, relating thereto, exceed $20 million (the "First Basket") and (ii) any indemnification in respect of Covered Losses shall be operative and effective only to the extent that such Covered Losses, in the aggregate, exceed $25 million (the "Second Basket"); provided, further, that
(i) indemnification in respect of Losses relating to a Covered Anatole Termination will not be subject to the First Basket or the Second Basket and
(ii) indemnification in respect of Losses relating to breaches of covenants and agreements will not be subject to the First Basket or the Second Basket or subject to the Cap (as defined below). In the event that Losses in excess of the Second Basket have been incurred, the Companies and the Operating Partnerships may, at their election, choose to allocate the unused portion of the First Basket to increase the Second Basket by an amount not to exceed the unused amount of the First Basket. Required indemnification payments by the Companies to the Investors under this Section 10.2(b)(i) with respect to Losses described in Section 10.2(a) shall not exceed $150 million (the "Cap") (other than with respect to payments expressly excluded from the Cap). The application of all indemnification payments under this Section 10.2 toward the Cap (other than with respect to payments that are expressly excluded from the Cap, which shall not be so applied), shall equal the product of (i) the amount of Loss with respect to each such indemnification payment and (ii) a fraction, (A) the numerator of which is another fraction, (x) the numerator of which is the difference between (I) 1,000,000,000 and (II) the product of (X) the number of shares of Series B Preferred Stock redeemed in the Rights Offering (which in no event shall be greater than 3,000,000) and (Y) the Stated Amount (as defined in the Series B Certificate of Designation), and (y) the denominator of which shall be 8.59, and (B) the denominator of which is 283,440,377. Notwithstanding the foregoing, no further indemnification payments under this Section 10.2 shall be due or payable at such time as the cumulative amount of such indemnification payments paid and applied toward the Cap pursuant to the foregoing formula equals the lesser of (i) $150 million and (ii) $155.7 million times a fraction, (A) the numerator of which is the difference between (x) 10,000,000 and (y) the number of shares of Series A Preferred Stock outstanding immediately following the closing of the Rights Offering (which in no event shall be greater than 3,000,000), and the (B) denominator of which shall be 10,000,000.

   (ii) The Companies and the Operating Partnerships hereby agree, jointly and severally, to indemnify, defend and hold harmless the Investor Indemnified Group from and against any and all Losses specifically defined for purposes of this Section 10.2(b)(ii) relating to (A) the entry by the Companies or any Subsidiary into a closing agreement with, or the issuance of a ruling by, the IRS related to the hotel listed in Section 3.21(l) of the Company Disclosure Letter in connection with Patriot's organization, operation or qualification as a REIT for the year ended December 31, 1998, if such Losses exceed $2 million; and/or (B) other than failures that are effectively cured by the closing agreement referred to in clause (A) above, any failure of Patriot to be duly organized, operated and qualified as a REIT for the taxable year ended December 31, 1998 if such failure is related to or results from the hotel or the operations of the hotel listed in Section 3.21(l) of the Company Disclosure Letter. For purposes of this Section 10.2(b)(ii), Losses shall include without limitation payment of taxes and related penalties and interest, shall not be reduced for any De Minimus Exclusion and shall not require any inaccuracy of any representation or warranty or any breach or violation of any covenant or agreement. The indemnification provided under this Section 10.2(b)(ii) shall be determined without regard to the First Basket or the Second Basket and will not be subject to the Cap.

   (c) The Companies' obligations to make payments pursuant to this Section
10.2 shall be satisfied as an adjustment to the conversion price of the Shares as provided in Section 8(b)(iii) of the Series B Certificate of Designation; provided, that any payments in respect of a Covered Anatole Termination shall be satisfied in cash and may not be satisfied through a conversion price adjustment.

   (d) To the extent that the conversion price of the Shares is to be adjusted pursuant to this Section 10.2, such adjustment shall be made in accordance with the Series B Certificate of Designation.

   (e) In the event that any counterparties to the Forward Equity Contracts sell shares released as collateral under the Forward Equity Contracts after December 31, 1998 (the "Forward Equity Contract Shares") with net proceeds to the Companies of less than $8.75 per share, Losses shall be deemed to include the difference between $8.75 and the weighted average price at which Forward Equity Contract Shares were credited, multiplied by the number of shares so released. The Losses set forth in this Section 10.2(e) shall not be subject to the First Basket or the Second Basket or subject to the Cap.

   (f) The rights and remedies of the Investors with respect to the representations and warranties of the Companies and the Operating Partnerships, including without limitation the matters referred to in this Section 10.2, are limited to their rights under this Article X, and the Investors shall have no independent or other rights or remedies with respect thereto, including without limitation the right of rescission.

   Section 10.3 Terms of Indemnification. The obligations and liabilities of the Companies and the Operating Partnerships with respect to Claims by third parties will be subject to the following terms and conditions:

     (a) the Investors will give the Companies prompt notice of any Claims asserted against, resulting to, imposed upon or incurred by the Investors, directly or indirectly, and the Companies will undertake the defense thereof by representatives of their own choosing which are reasonably satisfactory to the Investors; provided, that the failure of the Investors to give notice as provided in this Section 10.3 shall not relieve the Companies and the Operating Partnerships of their obligations under this
  Article X, except to the extent that such failure has materially and adversely affected the rights of the Companies;

     (b) if within a reasonable time after notice of any Claim, the Companies fail to defend, the Investors will have the right to undertake the defense, compromise or settlement of such Claims on behalf of and for the account and at the risk of the Companies, subject to the right of the Companies to assume the defense of such Claim at any time prior to settlement, compromise or final determination thereof;

     (c) if there is a reasonable probability that a Claim may materially and adversely affect an Investor other than as a result of money damages or other money payments, such Investor will have the right at its own expense to defend (provided that the indemnifying party shall continue to control the defense and the indemnified party shall have the right to participate in such defense), or co-defend, such Claim;

     (d) with respect to any Claim to which any Investor is specifically named, the Companies on one hand and any Investor on the other will not, without the prior written consent of the other, settle or compromise any Claim or consent to entry of any judgment relating to any such Claim;

     (e) with respect to any Claim asserted against an Investor, such Investor will have the right to employ one counsel of its choice in each applicable jurisdiction (if more than one jurisdiction is involved) to represent such Investor if, in such Investor's counsel's reasonable judgment, a conflict of interest between such Investor and the indemnifying party exists in respect of such Claim, and in that event the fees and expenses of such separate counsel, with respect to such Claim, shall be paid by such indemnifying party; and

     (f) the Companies will provide the Investors reasonable access to all records and documents of the Companies relating to any Claim.

                                   ARTICLE XI

                                 Miscellaneous

   Section 11.1 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE (WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES THEREOF).

   Section 11.2 Jurisdiction; Forum; Service of Process; Waiver of Jury Trial. With respect to any suit, action or proceeding ("Proceeding") arising out of or relating to this Agreement each of the Companies, the Operating Partnerships and the Investors (including without limitation their Permitted Assignees and Permitted Third Party Transferees) hereby irrevocably:

     (a) submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York, the United States District Court for the District of Delaware, or any state court located in the State of Delaware, County of Newcastle (the "Selected Courts") and waives any objection to venue being laid in the Selected Courts whether based on the grounds of forum non conveniens or otherwise;

     (b) consents to service of process in any Proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized international express carrier or delivery service, to the Companies, the Operating Partnerships or the Investors at their respective addresses referred to in Section 11.6 hereof; provided, however, that nothing herein shall affect the right of any party hereto to serve process in any other manner permitted by law; and

     (c) waives, to the fullest extent permitted by law, any right it may have to a trial by jury in any Proceeding.

   Section 11.3 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors by operation of law and permitted assigns of the parties hereto. No assignment of this Agreement may be made by any party at any time, whether or not by operation of law, without the other parties' prior written consent, except that each Investor may assign any of its rights hereunder to one or more of its Permitted Assignees or Permitted Third Party Transferees or to the other Investors or any of their Permitted Assignees or Permitted Third Party Transferees without the Companies' consent provided that such other Investor or Permitted Assignee or Permitted Third Party Transferees expressly agrees in writing with the Companies to assume all of the assigning Investor's obligations hereunder; provided, that any transfer of Shares permitted hereunder, other than to a Permitted Assignee or Permitted Third Party Transferee of an Investor or to the other Investors, shall not entitle the transferee to the rights of the transferring Investor under this Agreement other than the registration rights pursuant to the Registration Rights Agreement.

   Section 11.4 Effectiveness. On or prior to February 22, 1999, the Companies will provide to the Investors a complete and accurate copy of the definitive Company Disclosure Letter and the Investors will provide to the Companies a complete and accurate copy of the definitive Investor Disclosure Letter. For purposes of this Section 11.4, the "Review Deadline" shall mean (i) 11:59 p.m., Eastern Standard Time, on February 27, 1999 if the definitive Company Disclosure Letter is delivered to counsel to the Investors prior to 9:00 a.m., Eastern Standard Time, on February 22, 1999 and (ii) 12:00 p.m., Eastern Standard Time, on February 28, 1999 if the definitive Company Disclosure Letter is delivered to counsel to the Investors after 9:00 a.m. but prior to 5:00 p.m., Eastern Standard Time, on February 22, 1999. This Agreement, the Registration Rights Agreement and the Equity Commitment Letter shall become effective and binding on the Investors and the Companies only if at or prior to the Review Deadline (a) the Investors notify the Companies in writing that the definitive Company Disclosure Letter is acceptable to them, (b) the Investors notify the Companies in writing that the Investors have entered into separate transaction support agreements with each of Karim Alibhai, Harlan Crow, Milton Fine, Rolf Ruhfus and Sherwood Weiser evidencing the support of such individuals as stockholders of the Companies and/or limited partners of the Operating Partnerships for the transactions contemplated by this Agreement and
(c) the Investors shall have received reimbursement for $2.5 million of their expenses to date in compliance with Section 6.3(b). The first date on which the requirements of each of clauses (a), (b) and (c) of the previous sentence are met shall be the "Effective Date"; provided, that, at their election, upon written notice to the Companies at or prior to the Review Deadline, the Investors may deem the Effective Date to occur if only the requirements of clause (a), or clauses (a) and (b), or clauses (a) and (c) are met within such period. The intent of this Section 11.4 is that the Effective Date shall not occur unless the Investors and the Companies have agreed on a definitive Company Disclosure Letter, and, in all such events, any such agreement must have occurred (if at all) at or prior to the Review Deadline. Notwithstanding the foregoing, the provisions of paragraph 2 of the Letter of Intent, dated as of December 15, 1998 and amended through the date of this Agreement (the "Letter of Intent"), among the Companies and the Investors shall continue in full force and effect until (i) 11:59 p.m., Eastern Standard Time, on February 28, 1999 or (ii) if earlier, the Effective Date. Unless and until the Effective Date shall have occurred, the provisions of paragraph 3 of the Letter of Intent shall survive and continue in full force and effect. If the Effective Date shall not occur, the provisions of paragraph 3 of the Letter of Intent shall survive and continue in full force and effect.

   Section 11.5 Entire Agreement; Amendment. Other than as provided in Section 11.4, this Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof, and except as provided in Section 11.4, the Letter of Intent shall not survive the execution of this Agreement. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Companies and by Investors who have made commitments to purchase at least two-thirds of the Shares. Notwithstanding the foregoing, any amendment, waiver or other modification to this Agreement that would adversely affect any Investor may be effected only with the approval of all of the Investors.

   Section 11.6 Notices, Etc. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, telex, telecopier, or any courier guaranteeing overnight delivery (i) if to the Investor, at the most current address given by the Investor to the Companies by means of a notice given in accordance with the provisions of this Section 11.5, which address initially is, with respect to the Investor as of the date hereof, the address set forth next to Investor's name on the signature pages hereof, with a copy to Randall H. Doud, Esq., telecopier number (212) 735-2000, and with respect to each Investor who becomes such after the date hereof, the address of such Investor in the stock records of the Companies, and (ii) if to the Companies or the Operating Partnerships, at 1950 Stemmons Freeway, Suite 6001, Dallas, Texas 75207, telecopier number (214) 863-1527, Attention: General Counsel, with a copy to Gilbert G. Menna, P.C., telecopier number (617) 523-1231. All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt is confirmed, if telecopied; and on the next business day, if timely delivered to a courier guaranteeing overnight delivery.

   Section 11.7 Certain Definitions. As used herein, the following terms shall have the meanings set forth below:

     (a) "knowledge of the Companies" shall mean the knowledge of any director or executive officer of the Companies and those individuals identified on Section 11.7(a) of the Company Disclosure Letter, after due inquiry;

     (b) "beneficial ownership" shall have the meaning as such term is used in Rule 13d-3 promulgated under the Exchange Act; and

     (c) unless otherwise specified herein, references throughout this Agreement to the "consent" of the Investors shall mean the consent of the Investors who have made commitments to purchase at least two-thirds of the Shares.

   Section 11.8 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to the Companies, the Operating Partnerships or the Investors upon any breach or default of any party under this Agreement, shall impair any such right, power or remedy of the Companies, the Operating Partnerships or the Investors nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Companies, the Operating Partnerships or the Investors of any breach or default under this Agreement, or any waiver on the part of any such party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to the Companies, the Operating Partnerships or the Investors shall be cumulative and not alternative.

   Section 11.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which may be executed by only one of the parties hereto, each of which shall be enforceable against the party actually executing such counterpart, and all of which together shall constitute one instrument.

   Section 11.10 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provisions; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

   Section 11.11 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The terms "affiliate" and "associate" shall have the meanings ascribed to them in Rule 12b-2 promulgated under the Exchange Act.

   Section 11.12 No Public Announcement. None of the Companies, the Operating Partnerships, the Subsidiaries or the Investors shall make any press release, public announcement or filing with any Governmental Entity concerning the transactions contemplated by the Transaction Documents, except as and to the extent that any such party shall be obligated to make any such disclosure by this Agreement, by law or by the NYSE and then only after consultation with the other regarding the basis of such obligation and the content of such press release, public announcement or filing or as the parties shall mutually agree. The parties agree that the initial press release to be issued with respect to the transactions contemplated by the Transaction Documents shall be in the form heretofore agreed to by the parties.

   Section 11.13 Further Actions; Reasonable Efforts.

   (a) Upon the terms and subject to the conditions hereof, each of the parties agrees to use its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Transaction Documents, including without limitation (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental or regulatory entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging any of the Transaction Documents or the consummation of the transactions contemplated thereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity or any Restraint vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, the Transaction Documents; provided that, in connection with the foregoing, the Companies and the Subsidiaries shall reimburse the Investors for any costs and expenses incurred by them in connection with the foregoing.

   (b) In connection with and without limiting the foregoing, the parties shall use reasonable efforts (i) to take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Transaction Documents or any of the other transactions contemplated hereby or thereby and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Transaction Documents or any other transaction contemplated thereby, to take all action necessary to ensure that the transactions contemplated by the Transaction Documents may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effect of such statute or regulation on the transactions contemplated by the Transaction Documents.

   Section 11.14 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any of the Selected Courts, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.

   In Witness Whereof, each of the undersigned has caused the foregoing Agreement to be executed under seal by one of its duly authorized officers as of the date first above written.

                                    PATRIOT AMERICAN HOSPITALITY, INC.

                                                 /s/ Paul A. Nussbaum
                                    By: _______________________________________
                                      Name:  Paul A. Nussbaum
                                      Title: Chairman and Chief Executive
                                             Officer
                                      Address: 1950 Stemmons Freeway Suite
                                               6001 Dallas, Texas 75207

                                    WYNDHAM INTERNATIONAL, INC.

                                                 /s/ James D. Carreker
                                    By: _______________________________________
                                      Name:  James D. Carreker
                                      Title: Chairman and Chief Executive
                                             Officer
                                      Address: 1950 Stemmons Freeway Suite
                                               6001 Dallas, Texas 75207

                                    PATRIOT AMERICAN HOSPITALITY PARTNERSHIP,
                                     L.P.

                                    By:PAH GP, Inc., its General Partner

                                                 /s/ Paul A. Nussbaum
                                    By: _______________________________________
                                      Name:  Paul A. Nussbaum
                                      Title: Chairman and Chief Executive
                                             Officer
                                      Address: 1950 Stemmons Freeway Suite
                                               6001 Dallas, Texas 75207

                                    WYNDHAM INTERNATIONAL OPERATING
                                     PARTNERSHIP, L.P.

                                    By:Wyndham International, Inc., its
                                     General Partner

                                                 /s/ James D. Carreker
                                    By: _______________________________________
                                      Name:  James D. Carreker
                                      Title: Chairman and Chief Executive
                                             Officer
                                      Address: 1950 Stemmons Freeway Suite
                                               6001 Dallas, Texas 75207

                                   INVESTORS:

                                    APOLLO REAL ESTATE INVESTMENT FUND III,
                                     L.P.

                                    By:Apollo Real Estate Advisors III, L.P.,
                                     its General Partner

                                    By:Apollo Real Estate Capital Advisors
                                     III, Inc., its General Partner

                                               /s/ Ricardo Koenigsberger
                                    By: _______________________________________
                                      Name:  Ricardo Koenigsberger
                                      Title: Vice President

                                    APOLLO INVESTMENT FUND IV, L.P.

                                    By: Apollo Advisors, IV, L.P., its General
                                        Partner

                                    By: Apollo Capital Management IV, Inc.,
                                        its General Partner

                                                    /s/ Marc Rowan
                                    By: _______________________________________
                                      Name:  Marc Rowan
                                      Title: Vice President, Apollo Capital
                                             Mgmt., Inc
                                      Address: 1301 Avenue of the Americas
                                               38th Floor New York, New York
                                               10019 Number of Shares to Be
                                               Purchased: 4,750,000 Investor
                                               Percentage: 47.5

                                    THOMAS H. LEE EQUITY FUND IV, L.P.

                                    By: THL Equity Advisors IV, LLC

                                                    /s/ Scott Sperling
                                    By: _______________________________________
                                      Name:  Scott Sperling
                                      Title: Managing Director
                                      Address: 75 State Street Suite 2600
                                               Boston, Massachusetts 02109
                                               Number of Shares to Be
                                               Purchased: 3,243,632 Investor
                                               Percentage: 32.43632

                                    THOMAS H. LEE FOREIGN FUND IV, L.P.

                                    By:THL Equity Advisors IV, LLC

                                                    /s/ Scott Sperling
                                    By: _______________________________________
                                      Name:  Scott Sperling
                                      Title: Managing Director
                                      Address: 75 State Street Suite 2600
                                               Boston, Massachusetts 02109
                                               Number of Shares to Be
                                               Purchased: 111,799 Investor
                                               Percentage: 1.11799

                                    THOMAS H. LEE CHARITABLE INVESTMENT L.P.

                                    By:THL Equity Advisors IV, LLC

                                                    /s/ Scott Sperling
                                    By: _______________________________________
                                      Name:  Scott Sperling
                                      Title: Managing Director
                                      Address: 75 State Street Suite 2600
                                               Boston, Massachusetts 02109
                                               Number of Shares to Be
                                               Purchased: 19,275 Investor
                                               Percentage: 0.19275

                                    THL-CCI LIMITED PARTNERSHIP

                                    By: THL Equity Advisors IV, LLC

                                                    /s/ Scott Sperling
                                    By: _______________________________________
                                      Name:  Scott Sperling
                                      Title: Managing Director
                                      Address: 75 State Street Suite 2600
                                             Boston, Massachusetts 02109
                                             Number of Shares to Be Purchased:
                                             125,293 Investor Percentage:
                                             1.25293

                                    BEACON CAPITAL PARTNERS, L.P.

                                    By: Beacon Capital Partners, Inc., its
                                        General Partner

                                                   /s/ John C. Halsted
                                    By: _______________________________________
                                      Name:  John C. Halsted
                                      Title: Senior Vice President
                                      Address: 1 Federal Street 26th Floor
                                             Boston, Massachusetts 02110
                                      Number of Shares to Purchased: 1,500,000
                                      Investor Percentage: 15


                                    STRATEGIC REAL ESTATE INVESTMENTS I,
                                     L.L.C.

                                                   /s/ Kenneth T. Rosen
                                    By: _______________________________________
                                      Name:  Kenneth T. Rosen
                                      Title: Manager
                                      Address: 1995 University Avenue Suite
                                             550 Berkeley, California 94704
                                             Number of Shares to Be Purchased:
                                             250,000 Investor Percentage: 2.5

                                                                         ANNEX B

                               RESTRUCTURING PLAN

   Set forth below are the various transactions that will be implemented as part of the Restructuring Plan; provided, that the Restructuring Plan may be amended by agreement of the Companies and the Investors, each party agreeing to be reasonable in considering any proposed amendment pursuant to which each of the tax and other objectives of the Restructuring Plan are fully met and the costs to the Companies of obtaining any necessary consents are not increased. Completion of the investment in the Shares and all of the other steps below will be cross-conditioned and occur simultaneously. Capitalized terms used herein without definition shall have the meanings ascribed to them in the Securities Purchase Agreement to which this Restructuring Plan is attached.

  1. Wyndham forms a new wholly owned Delaware subsidiary the sole purpose of which is to complete the Merger ("Acquisition Sub").

  2. Wyndham extends an offer (the "Wyndham OP Offer") to the holders of Wyndham OP Common Units and Wyndham OP Preferred Units as of the Record Date to exchange the newly issued, registered shares of Wyndham Common Stock for each Wyndham OP Unit. The Wyndham OP Offer will provide that it can be accepted by a limited partner whether or not the limited partner also accepts the Patriot OP Offer described below. The Wyndham OP Offer will be subject to there being no more than 1.7 million Wyndham OP Units outstanding and held by persons other than Wyndham following the Wyndham OP Offer (unless waived by the Investors).

  3. Wyndham extends an offer (the "Wyndham Preferred Stock Offer") to the holders of the Wyndham Series A Preferred Stock and the Wyndham Series B Preferred Stock as of the Record Date to exchange newly issued, registered shares of Wyndham Class A Common Stock for each share of Wyndham Preferred Stock. The Wyndham Preferred Stock Offer will not be subject to any minimum exchange amount.

  4. In the event that any holder of the Wyndham Preferred Stock fails to accept the Wyndham Preferred Stock Offer, Wyndham immediately calls the remaining shares of Wyndham Preferred Stock for redemption and in connection therewith delivers newly issued, registered shares of Wyndham Common Stock for each share of Wyndham Preferred Stock.

  5. Wyndham extends an offer (the "Patriot OP Offer" and, together with the Wyndham OP Offer and the Wyndham Preferred Stock Offer, the "Exchange Offers") to the holders of the Patriot OP Common Units and Patriot OP Preferred Units as of the Record Date to exchange newly issued, registered shares of Wyndham Common Stock for each Patriot OP Unit. The Patriot OP Offer will provide that it can be accepted by a limited partner whether or not the limited partner also accepts the Wyndham OP Offer. The Patriot OP Offer will be subject to there being no more than
     1.7 million Patriot OP Units outstanding and held by persons other than PAH LP, Inc. or PAH GP, Inc. following the Patriot OP Offer (unless waived by the Investors).

  6. In the event of the effectiveness of the amendments contemplated in the Patriot OP Consent Solicitation, Patriot OP makes a non-pro rata distribution (the "Patriot OP Distribution") of the voting stock of PAH Interest Holdings, Inc., PAH WMC Holdings, Inc. and PAH IP Holdings, Inc., PAH Westmont CI Holdings, Inc., PAH Xerxes Holdings, Inc., PAH Columbus Holdings, Inc., PAH Franchise Holdings, Inc. and PAH Pittsburgh CI Holdings, Inc. (the "D Subsidiary Stock") held by Patriot OP to PAH LP, Inc. ("PAH LP"), through which Patriot holds its limited partnership interest in Patriot OP, and there is no adjustment to any limited partnership interests in Patriot OP by reason of the Patriot OP Distribution. In the event that the amendments contemplated in the Patriot OP Consent Solicitation do not become effective and any limited partners fail to accept the Patriot OP Offer, Patriot OP makes a pro rata distribution of the D Subsidiary Stock to its limited partners, including without limitation in connection with a partial redemption of such partner's partnership interests in Patriot OP. Pursuant to mergers of the D Subsidiaries with newly formed subsidiaries of

    Wyndham in which the D Subsidiaries are the surviving entities, the stockholders of the D Subsidiaries receive newly issued, registered shares of Wyndham Common Stock for their shares of stock of the D Subsidiaries.

  7. In connection with the Patriot OP Offer, Patriot seeks the consent (the "Patriot OP Consent Solicitation") of the holders of more than 50% of the Patriot OP Common Units and holders of more than 50% of the Patriot OP Preferred Units (in each case excluding those owned directly or indirectly by Patriot) to amend and restate the Existing Patriot OP Partnership Agreement in such a manner as to include the following provisions, presented as a unified proposal (the "Patriot OP Consent Package"): (i) limit the right of the limited partners to receive distributions to the equivalent amount and timing of dividends on shares of Wyndham Common Stock and permit non-pro rata distributions of assets (including, in the case of the Patriot OP Consent Solicitation, the Patriot OP Distribution) to one or more partners without adjusting limited partnership percentages; (ii) modify the conversion factor provision to permit Patriot to make an equitable adjustment to the conversion factor to the extent that holders of Patriot OP Units receive distributions in excess of those received by the holders of the Wyndham Common Stock on the Share Amount of shares; and (iii) eliminate the restrictions on the ability of Patriot to merge with another entity. In connection with the Wyndham OP Offer, Wyndham seeks the consent (the "Wyndham OP Consent Solicitation") of the holders of more than 50% of the Wyndham OP Common Units and holders of more than 50% of the Wyndham OP Preferred Units (in each case excluding those owned directly or indirectly by Wyndham) to amend and restate the Existing Wyndham OP Partnership Agreement in such a manner as to include parallel revisions to those set forth in the Patriot OP Consent Package (the "Wyndham OP Consent Package"). Each of Patriot and Wyndham also amends its Partnership Agreement without the need for limited partner approval in the following respects, whether or not the necessary consents to the Patriot OP Consent Package or the Wyndham OP Consent Package, respectively, are received: (i) modify the conversion factor to specify that each of the Patriot OP Units and the Wyndham OP Units will be convertible into an adjusted amount of Wyndham Common Stock following completion of the Restructuring which amount is so specified in the amendment; (ii) eliminate any other provisions that are REIT or paired share specific; (iii) eliminate the restrictions on transfers and redemptions by holders of Patriot OP Units to the extent permissible while retaining the ability of the holders of Patriot OP Units to continue tax deferral; (iv) add a provision granting to the holders of Patriot OP Units the right to participate in any rights offering made available to the holders of shares of Wyndham Common Stock (including the Rights Offering); (v) eliminate the requirement that Patriot must contribute all proceeds of equity issuances to Patriot OP; (vi) eliminate the restrictions on issuances of OP Units to Patriot; and
     (vii) eliminate the requirement that administrative expenses relating to Patriot assets outside Patriot OP not be reimbursable by Patriot OP. The form of the Patriot OP Restatement that will be effective if the Patriot OP Consent Package is approved is set forth in Exhibit E-1 to the Securities Purchase Agreement. The form of the Patriot OP Restatement that will be effective if the Patriot OP Consent Package is not approved is set forth in Exhibit E-2 to the Securities Purchase Agreement. The form of the Wyndham OP Restatement that will be effective if the Wyndham OP Consent Package is approved is set forth in Exhibit E-3 to the Securities Purchase Agreement. The form of the Wyndham OP Restatement that will be effective if the Wyndham OP Consent Package is not approved is set forth in Exhibit E-4 to the Securities Purchase Agreement. The foregoing amendments will be binding on the holders of the Patriot OP Units and the Wyndham OP Units not exchanged in the Wyndham OP Offer.

  8. Upon receipt of the Stockholder Approval and the necessary filings with the Secretary of State of Delaware, the following become effective: (a) the merger of Acquisition Sub with and into Patriot (the "Merger"), with Patriot as the survivor and each existing share of Patriot Common Stock and Patriot Preferred Stock being exchanged for newly issued, registered shares of Wyndham Common Stock; (b) the Pairing Termination; (c) the Wyndham Charter Amendment, including without limitation the Reverse Stock Split; and (d) the designation of the Series A Preferred Stock and the Series B Preferred Stock. No fractional shares will be issued in the Reverse Stock Split. Any fractional shares will be aggregated and sold, and the proceeds thereof will be distributed pro rata to the stockholders entitled thereto. The Patriot Rights Plan will expire immediately prior to the Merger.

  9. If requested by the Investors in connection with the Stockholder Approval, the Companies will appoint a proxy agent or dealer-manager mutually agreed to among the Investors and the Companies.

  10. The Wyndham Rights Plan is adopted. Wyndham Rights attach to each share of Wyndham Common Stock and Wyndham Preferred Stock outstanding at the close of business on the date of the Wyndham Rights Plan.

  11. The Investors purchase their respective Shares.

  12. Wyndham takes all actions necessary to ensure that: (a) the size of its Board of Directors is increased to 19 directors, consisting of (i) eight directors selected by the Companies, composed of Messrs. Karim Alibhai, Leonard Boxer, James Carreker, Harlan Crow (or at Harlan Crow's election prior to the Closing, Susan Groenteman), Milton Fine, Paul Nussbaum, Rolf Ruhfus and Sherwood Weiser, or others designated by the Companies, to serve as the Class A Directors, (ii) three directors, one or more of whom may be current directors, to be mutually selected by the Companies and the Investors who shall be "independent directors" (within the meaning of the New Wyndham Certificate), to serve as the Class C Directors, and (C) eight directors selected by the Investors, composed of Messrs. William Mack, Marc Rowan, Lee Neibart, Thomas H. Lee, Scott Schoen, Scott Sperling, Alan Leventhal and Kenneth Rosen, or others designated by the Investors, to serve as the Class B Directors; and (b) current directors of the Boards of Directors of Patriot and Wyndham not continuing as directors will resign. The division of the Class A, Class B and Class C directors within each of Class I, Class II and Class III will be established by agreement of all of the directors prior to the 30th calendar day following the date of the Securities Purchase Agreement.

  13. Wyndham arranges on terms and conditions reasonably acceptable to the Investors for a Directors and Officers Insurance Policy that provides for (a) coverage for post-Closing acts and omissions in an amount reasonably acceptable to the Investors and (b) the maximum amount of coverage for pre- Closing acts or omissions for a period of three years following the Closing that can be purchased at an annual cost of 150% of the existing annual cost.

  14. Immediately upon receipt of the proceeds from the sale of Shares on the Closing Date, the Companies use such proceeds first, to effect a final settlement of all of their obligations under each of (a) the Purchase Price Adjustment Mechanism Agreement, dated as of April 6, 1998, among the Companies and PaineWebber Financial Products, Inc. ("PWFP"), as amended, and the Purchase Agreement, dated as of April 6, 1998, among the Companies, PWFP and PaineWebber Incorporated ("PWI"), as amended,
      (b) the Purchase Price Adjustment Mechanism, dated as of December 31, 1997, among the Companies and UBS AG, London Branch, as successor to Union Bank of Switzerland, London Branch, acting through its agent, Warburg Dillon Read LLC (collectively, "UBS"), as amended, and the Purchase Agreement, dated as of December 31, 1997 among the Companies and UBS, as successor to UBS Limited and Union Bank of Switzerland, London Branch, as amended, and (c) the Purchase Price Adjustment Mechanism Agreement, dated as of February 26, 1998, among the Companies and NationsBanc Mortgage Capital Corporation, as successor to NMS Services, Inc. ("Nations"), as amended, and the Purchase Agreement, dated as of February 26, 1998, among the Companies and Nations, as successor to NMS Securities, Inc., as amended. Anything else in this Agreement to the contrary notwithstanding, the parties hereto agree that the obligations in this paragraph are for the express benefit of PWI, PWFP, UBS and Nations, each as third party beneficiaries, and acknowledge that PWI, PWFP, UBS and Nations are forebearing from taking certain actions and otherwise acting in reliance upon the obligations set forth in this paragraph.

  15. The net proceeds of the Investment, taken together with the proceeds of the Bank Facility, the IRLs and any alternative financing approved by the Investors are used (a) first, as specified in paragraph 14, (b) second, to repay specified indebtedness, and (c) third, the payment of fees and reimbursement of expenses pursuant to Section 6.3 of the Securities Purchase Agreement and pursuant to the Commitment Letter and
      (d) fourth, to fund general corporate activities.

                                                                         ANNEX C

                                FORM OF RESTATED
                          CERTIFICATE OF INCORPORATION

                                       OF

                          WYNDHAM INTERNATIONAL, INC.

   Wyndham International, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

  1. The name of the Corporation is Wyndham International, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was January 27, 1983 (the "Original Certificate of Incorporation"). The name under which the Corporation filed the Original Certificate of Incorporation was Bay Meadows Operating Company. An Amended and Restated Certificate of Incorporation (the "Second Certificate") was filed with the Secretary of State of the State of Delaware on July 1, 1997, pursuant to which, among other things, the name of the Corporation was changed to Patriot American Hospitality Operating Company. An Amended and Restated Certificate of Incorporation (the "Third Certificate") was filed with the Secretary of State of the State of Delaware on January 5, 1998, pursuant to which, among other things, the name of the Corporation was changed to Wyndham International, Inc.

  2. This Restated Certificate of Incorporation (the "Certificate") amends, restates and integrates the provisions of the Third Certificate, was duly adopted by the Board of Directors of the Corporation in accordance with the provisions of Sections 242 and 245 of the Delaware General Corporation Law, as amended from time to time (the "DGCL"), and was duly adopted by the stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the DGCL.

  3. Upon the filing of this Restated Certificate of Incorporation, each share of Common Stock, par value $0.01 per share, of the Corporation shall be reclassified and without any further action by the Corporation or any stockholder shall become one share of Class A Common Stock, par value $0.01 per share, of the Corporation (the "Class A Common Stock").

  4. The text of the Third Certificate is hereby amended and restated in its entirety to provide as herein set forth in full.

                                       I.

                                      Name

   The name of the corporation is Wyndham International, Inc.

                                      II.

                                    Purposes

   The nature of business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act for which corporations may be organized under the DGCL.

                                      III.

                               Registered Office

   The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

                                      IV.

                                 Capital Stock

   The Corporation shall have the authority to issue 750,000,000 shares of Class A Common Stock, 750,000,000 shares of Class B common stock, par value $.0l per share (the "Class B Common Stock"), and 150,000,000 shares of preferred stock, par value $.0l per share (the "Preferred Stock"). The Class A Common Stock and Class B Common Stock are herein referred to collectively as the "Common Stock." Except as otherwise provided herein, all shares of Class A Common Stock and Class B Common Stock will be identical and will entitle the holders thereof to the same rights and privileges. The rights, preferences, voting powers and the qualifications, limitations and restrictions of the authorized stock shall be as follows:

   A. Common Stock.

   1. Voting Rights. Except as provided in Article V below, (i) each share of Common Stock shall be entitled to one vote on all matters submitted to a vote at any meeting of stockholders and (ii) the holders of shares of Common Stock shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Common Stock on any matter, as a single class with such holders of Preferred Stock on such matter).

   2. Dividend Rights. Subject to the rights of holders of Preferred Stock and subject to any other provisions of this Certificate or any amendment hereto, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time. The holders of the Class A Common Stock and the Class B Common Stock will be entitled to receive, to the extent permitted by law, and to share equally and ratably, share for share, such dividends as may declared from time to time by the Board of Directors, whether payable in cash, property or securities of the Corporation; provided, however, that if the dividends that are declared are payable in shares of Class A Common Stock or Class B Common Stock, such dividends will be declared at the same rate on each class of stock, and the dividends payable to holders of Class A Common Stock will be paid in Class A Common Stock and the dividends payable to holders of Class B Common Stock will be paid in Class B Common Stock.

   3. Liquidation Rights. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or other winding up of the Corporation, after distribution in full of preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock or any other class or series of stock having a preference as to liquidating distributions over the Class A Common Stock and the Class B Common Stock, the holders of the Class A Common Stock and the Class B Common Stock shall be entitled to share equally and ratably, share for share, in all of the remaining assets of the Corporation, of whatever kind available for distribution to stockholders. A consolidation or merger of the Corporation with or into any other corporation or corporations shall not be deemed to be a liquidation, dissolution or winding-up of the Corporation as those terms are used in this Section.

   4. Action Without a Meeting. Except as provided in the Certificate of Designation governing the Series B Preferred Stock and except for actions of the Series B Preferred Stock and the Class B Common Stock voting together in connection with the election or removal of directors pursuant to Article V below, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and the ability of the stockholders to consent in writing is hereby specifically denied.

   5. Voluntary Conversion into Class A Common Stock. From and after the Voting Restriction Termination Date, each share of Class B Common Stock shall be convertible, at the option of the holder thereof, into one fully paid and non-assessable share of Class A Common Stock. In addition, as to any particular Investor, all but not less than all shares of Class B Common Stock beneficially owned by such Investor shall be convertible, at the option of such Investor, into the same number of fully paid and non-assessable shares of Class A Common Stock, provided that at the time of conversion such Investor shall not beneficially own any shares of Series B Preferred Stock, shall not have any agreement or understanding with the other Investors as to the voting of their shares of Preferred Stock or Common Stock, and shall so notify the Corporation in writing. The holder of any shares of Class B Common Stock may exercise its right to convert such shares into shares of Class A Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Class B Common Stock to be converted duly endorsed to the Corporation in blank accompanied by a written notice stating that such holder elects to convert all or, if permitted by
Section IV(A)(5), a specified whole number of such shares in accordance with the provisions of this Section IV(A)(5). The Corporation will pay any and all documentary, stamp or similar issue or transfer tax and any other taxes that may be payable in respect of any issue or delivery of shares of Class A Common Stock on conversion of Class B Preferred Stock pursuant hereto. As promptly as practicable, and in any event within three Business Days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes are inapplicable), the Corporation shall deliver or cause to be delivered (i) certificates registered in the name of such holder representing the number of validly issued, fully paid and nonassessable full shares of Class A Common Stock to which the holder of shares of Class B Common Stock so converted shall be entitled and (ii) if less than the full number of shares of Class B Common Stock evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversion shall be deemed to have been made at the close of business on the date of receipt of such notice and of such surrender of the certificate or certificates representing the shares of Class B Common Stock to be converted so that the rights of the holder thereof as to the shares being converted shall cease except for the right to receive shares of Class A Common Stock, and the person entitled to receive the shares of Class A Common Stock shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock at such time.

   6. Automatic Conversion of Class B Common Stock. Each share of Class B Common Stock shall automatically be converted into one fully paid and non-assessable share of Class A Common Stock upon the sale or other transfer, by operation of law or otherwise, of such share of Class B Common Stock to any individual or entity other than an Investor (as defined in Article V below). Any conversion pursuant to this Section IV(A)(6) shall be deemed to have been effected at the time the transfer occurred (the "Conversion Time"). At the Conversion Time, the certificate or certificates that represented immediately prior thereto the shares of Class B Common Stock which were so converted (the "Converted Class B Common Stock") shall, automatically and without further action, represent the same number of shares of Class A Common Stock. Holders of Converted Class B Common Stock shall deliver their certificates, duly endorsed in blank or accompanied by proper instruments of transfer, to the principal office of the Corporation or the office of any transfer agent for shares of the Class B Common Stock, together with a written notice setting out the name or names and denominations in which the certificate or certificates representing such shares are to be issued and including instructions for delivery thereof. Upon such delivery, the Corporation or its transfer agent shall promptly issue and deliver a certificate or certificates representing the number of shares of Class A Common Stock to which such holder of shares of Class B Common Stock is entitled by reason of such conversion, and shall cause such shares of Class A Common Stock to be registered in the name of such holder. The person entitled to receive shares of Class A Common Stock issuable upon conversion shall be treated for all purposes as the record holder of such shares of Class B Common Stock at and as of the Conversion Time, and the rights of such person as a holder shares of Class B Common Stock that have been converted shall cease and terminate at and as of the Conversion Time. In the event of any proposed transfer to an entity other than an Investor, the transferring Investor shall notify the Corporation of the date of the proposed transfer at least three Business Days prior thereto, the number of shares of Class B Common Stock to be so transferred and the identity of the transferee.

   7. Automatic Termination of Separate Classes of Common Stock. At such time as there shall be no remaining outstanding shares of Series B Preferred Stock or Class B Common Stock, the Class B Common

Stock shall no longer be an authorized class of Common Stock and the Class A Common Stock shall be redenominated as the "Common Stock."

   B. Preferred Stock.

   The Preferred Stock may be issued from time to time in one or more series, with such distinctive designations, rights and preferences as shall be stated and expressed herein or in the resolution or resolutions providing for the issue of shares of a particular series, and in such resolution or resolutions providing for the issue of shares of such series, the Board of Directors, or any duly authorized committee thereof, is expressly authorized to fix or establish the basis for determining:

  1. The annual or other periodic dividend rate for such series, the dividend payment dates, the date from which dividends on all shares of such series issued shall be cumulative, and the extent of participation rights, if any;

  2. The redemption price or prices, if any, for such series and other terms and conditions on which such series may be retired and redeemed;

  3. The obligation, if any, of the Corporation to purchase and retire or redeem shares of such series as a sinking fund or otherwise, and the terms and conditions of any such redemption;

  4. The designation and maximum number of shares of such series issuable;

  5. The right to vote, if any, with holders of shares of any other class or series, either generally or as a condition to specified corporate action;

  6. The amount payable upon shares in the event of involuntary liquidation;

  7. The amount payable upon shares in the event of voluntary liquidation;

  8. The rights, if any, of the holders of shares of such series to convert such shares into other classes of stock of the Corporation, or to exchange such shares for other securities or assets, and the terms and conditions of any such conversion or exchange;

  9. The preemptive or preferential right to purchase or subscribe to any shares of any class or series of capital stock of the Corporation; and

  10. Such other rights as may be specified by the Board of Directors and not prohibited by law.

   C. Preemptive Rights.

   Other than as specifically authorized in the certificate of designation establishing the terms of a series of Preferred Stock or in an agreement approved by the Board of Directors, holders of shares of any class or series of capital stock shall not be entitled to any preemptive or preferential right to purchase or subscribe to (i) any shares of any class or series of capital stock of the Corporation, whether now or hereafter authorized, (ii) any warrants, rights or options to purchase any such capital stock or (iii) any obligations convertible into any such capital stock or into warrants, rights or options to purchase any such capital stock.

   D. Ambiguity.

   In the case of an ambiguity in the application of the provisions of this
Article IV, the Board of Directors shall have the power to determine the application of the provisions of this Article IV with respect to any situation based on the facts known to it.

   E. Severability.

   Each provision of this Article IV shall be severable and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

                                       V.

                                   Directors

   A. Defined Terms.

   The following defined terms shall have the meaning specified below:

  1. "Class A Director Nominating Committee" shall mean a committee of the Board of Directors which consists of each of the Class C Directors then in office and the same number (but not less than one) of Class A Directors then in office (who shall be selected by a majority vote of the Class A Directors then in office) for the purpose of nominating the Corporation's nominees as Class A Directors.

  2. "Class A Directors" shall mean those persons elected as the initial Class A Directors pursuant to the Purchase Agreement and such other persons elected as Class A Directors to the Board of Directors pursuant to Section V(E) or Section V(H). The Corporation's nominees to be elected as Class A Directors at any meeting of the Corporation's stockholders shall be selected by the Class A Director Nominating Committee.

  3. "Class B Directors" shall mean those persons elected as the initial Class B Directors as contemplated by the Purchase Agreement and such other persons as are elected as Class B Directors pursuant to Section V(E) or Section V(H). The Corporation's nominees to be elected as Class B Directors at any meeting of the Corporation's stockholders shall be selected by a nomination committee composed solely of the Class B Directors then in office.

  4. "Class C Directors" shall mean those persons elected as the initial Class C Directors as contemplated by the Purchase Agreement and such other persons as are elected to the Board of Directors as Class C Directors pursuant to Section V(E) or Section V(H), which directors shall not be employed by any of the Class A Directors or the Class B Directors or be employed by the employers or affiliates of any of the Class A Directors or the Class B Directors, or have any economic relationship requiring disclosure under the Exchange Act with any of the Class A Directors or the Class B Directors or the employers or affiliates of any of the Class A Directors or the Class B Directors. The Corporation's nominees to be elected as Class C Directors at any meeting of the Corporation's stockholders shall be selected by a nomination committee composed solely of the Class C Directors then in office.

  5. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

  6. "Investors" shall mean, collectively, Apollo Real Estate Investment Fund III, L.P., Apollo Investment Fund IV, L.P., Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Charitable Investment L.P., THL-CCI Limited Partnership, Beacon Private Equity, Inc., Beacon Capital Partners, L.P. and Strategic Real Estate Investments I, L.L.C., together with each of their Permitted Assignees and Permitted Third Party Transferees (as each such term is defined in the Purchase Agreement), and all of their respective successors by operation of law.

  7. "Purchase Agreement" shall mean the Securities Purchase Agreement, dated as of February 18, 1999, which provides, among other things, for the issuance of the Series B Preferred Stock.

  8. "Voting Restriction Termination Date" shall mean the date that is the earlier to occur of such time as (a) the Investors shall beneficially own (as defined in Section 13(d) of the Exchange Act and the rules thereunder) no shares of Series B Preferred Stock and less than 20% of the then outstanding Common Stock or (b) any of the Series B Preferred Stock shall have been called for redemption pursuant to the second sentence of Section 5(a) of the Certificate of Designation governing the Series B Preferred Stock, provided that at such time the Investors do not have any agreement or understanding among them as to the mandatory voting of their shares of Preferred Stock or Common Stock other than with respect to the election and removal of directors or the selection or allocation of the Class B Directors.

   B. General Powers.

   Except as otherwise expressly provided in this Certificate, the property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors and, except as otherwise expressly provided by law, the By-Laws or this Certificate, all of the powers of the Corporation shall be vested in such Board.

   C. Number of Directors.

   The number of directors of the Corporation shall be fixed initially at 19 and shall be subject to reduction as provided in Section V(C), shall be subject to increase as provided in the terms of any Preferred Stock issued by the Corporation and shall be subject to adjustment as otherwise may be determined by unanimous approval of the Board of Directors then in office.

   D. Reduction in Number of Class B Directors.

   Notwithstanding the foregoing, if: at any time (i) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 50% and at least 43.33% of the shares of Common Stock issuable upon conversion of securities originally issued to the Investors, the number of Class B Directors will be reduced to seven Class B Directors; (ii) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 43.33% and at least 36.66% of Common Stock issuable upon conversion of securities originally issued to the Investors, the number of Class B Directors will be reduced to six Class B Directors; (iii) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 36.66% and at least 30.00% of the Common Stock issuable upon conversion of the securities originally issued to the Investors, the number of Class B Directors will be reduced to five Class B Directors; (iv) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 30.00% and at least 23.33% of the Common Stock issuable upon conversion of the securities originally issued to the Investors, the number of Class B Directors will be reduced to four Class B Directors; (v) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 23.33% and at least 16.66% of the Common Stock issuable upon conversion of the securities originally issued to the Investors, the number of Class B Directors will be reduced to three Class B Directors; (vi) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 16.66% and at least 10.00% of the Common Stock issuable upon conversion of the securities originally issued to the Investors, the number of Class B Directors will be reduced to two Class B Directors; and (vii) the Investors beneficially own shares of Common Stock (including shares of Common Stock issuable upon conversion of securities convertible, exchangeable or exercisable for shares of Common Stock) representing less than 10.00% of the Common Stock issuable upon conversion of the securities originally issued to the Investors, the number of Class B Directors will be reduced to zero Class B Directors. Any reduction in the number of Class B Directors will reduce the number of total directors by the same amount. A director need not be a stockholder of the Corporation. Within ten business days after a transfer of shares of Common Stock (or securities convertible, exchangeable or exercisable for Common Stock) of the Corporation by any of the Investors to a person other than another Investor, the transferring Investor will provide written notice of such transfer to the Corporation, which notice shall state the identity of the transferee, the date of the transfer, the number of shares transferred and the nature of any relationship between the transferring Investor and the transferee; provided, that in the event of such a transfer that would cause the number of Class B Directors to be reduced in accordance with the foregoing schedule, neither such transfer nor subsequent such transfers shall become effective unless and until such time as the number of Class B Directors then in office shall be reduced in accordance with the foregoing schedule, whether by resignation or otherwise.

   E. Election of Directors

   1. Class A Directors. Prior to each annual meeting of stockholders, the Corporation's nominees for Class A Directors shall be nominated by the Class A Director Nominating Committee. The Class A Directors shall be elected (a) at all times prior to the Voting Restriction Termination Date, by the holders of a plurality of the votes represented by the shares of Class A Common Stock present in person or represented by proxy at such meeting and entitled to vote on the election of Class A Directors and (b) at all times from and after the Voting Restriction Termination Date, by the holders of a plurality of the votes represented by the shares of the Class A Common Stock, the Class B Common Stock and the Series B Preferred Stock, voting together as a single class, present in person or represented by proxy at such meeting and entitled to vote on the election of Class A Directors. Until the Classified Board Sunset Date, each Class A Director so elected shall at the time of such election be designated as a Class A-I Director, a Class A-II Director or a Class A-III Director and shall hold office for a term expiring at the annual meeting of stockholders determined as set forth in Section V(E)(4),

   2. Class B Directors. Prior to each annual meeting of stockholders, the Corporation's nominees for Class B Directors shall be nominated by a majority of the Class B Directors then in office. The Class B Directors shall be elected by the vote of holders of a plurality of the votes represented by the shares of Series B Preferred Stock and Class B Common Stock, voting together as a single class, present in person or by proxy at such meeting and entitled to vote on the election of Class B Directors. Until the Classified Board Sunset Date, each Class B Director so elected shall at the time of such election be designated as a Class B-I Director, a Class B-II Director or a Class B-III Director and shall hold office for a term expiring at the annual meeting of stockholders determined as set forth in Section V(E)(4),

   3. Class C Directors. Prior to each annual meeting of stockholders, the Corporation's nominees for the Class C Directors shall be nominated by vote of a majority of the Class C Directors then in office. The Class C Directors shall be elected by the vote of holders of a plurality of the votes represented by the shares of Class A Common Stock, Class B Common Stock and Series B Preferred Stock, voting together as a single class, present in person or represented by proxy at such meeting and entitled to vote on the election of Class C Directors; provided that until the Voting Restriction Termination Date, (i) in the event that the only persons nominated for election as a Class C Director are those nominated for election by the Corporation, if there shall be more votes against any person's election than in favor of such person's election, then such person shall not be elected to the Board of Directors and the position on the Board of Directors for which such person was nominated shall remain vacant, and (ii) in the event that there are persons nominated for election as a Class C Director in addition to those nominated for election by the Corporation, then all shares of the Series B Preferred Stock and of the Class B Common Stock, and all shares of Class A Common Stock held by Class A Directors or their affiliates voted at the meeting, shall be voted in proportion to the votes cast for such persons by other holders of the Class A Common Stock. Until the Classified Board Sunset Date, each Class C Director so elected shall at the time of such election be designated as a Class C-I Director, a Class C-II Director or a Class C-III Director and shall hold office for a term expiring at the annual meeting of stockholders determined as set forth in Section V(E)(4).

   4. Classification by Term of Office. The Class A Directors shall be divided into three classes, designated Class A-I, Class A-II and Class A-III, with three Class A-I Directors, two Class A-II Directors and three Class A-III Directors. The Class B Directors shall be divided into three classes, designated Class B-I, Class B-II and Class B-III, with three Class B-1 Directors, two Class B-II Directors and three Class B-III Directors. The
Class C Directors shall be divided into three classes, designated Class C-I, Class C-II and Class C-III, with one Class C-1 Director, one Class C-II Director and one Class C-III Director. The term of the initial Class A-I,
Class B-I and Class C-I Directors shall terminate on the date of the annual meeting of stockholders of the Corporation in 2000, the term of the initial Class A-II, Class B-II and Class C-II Directors shall terminate on the date of the annual meeting of stockholders of the Corporation in 2001 and the term of the initial Class A-III, Class B-III and Class C-III Directors shall terminate on the date of the annual meeting of stockholders of the Corporation in 2002. At the annual meeting of stockholders of the Corporation in 2000, successors to the Class A-I, Class B-I and Class C-I Directors whose terms expire at that annual meeting shall be elected for a three year term. At the annual meeting of stockholders of the Corporation in 2001, successors to the Class A-II,

Class B-II and Class C-II Directors whose terms expire at that annual meeting shall be elected for a two year term. At each annual meeting of stockholders of the Corporation beginning in 2002, successors to the directors whose terms expire at that annual meeting shall be elected for a one year term. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting of stockholders for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

   F. Directors Elected by Holders of Preferred Stock.

   Notwithstanding the foregoing, whenever, pursuant to the provisions of
Article IV, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate and any certificates of designation applicable thereto, and, other than the Class B Directors, such directors so elected shall not be divided into classes pursuant to Section C of this Article V.

   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV of this Certificate, then upon commencement and for the duration of the period during which such right continues: (a) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions and (b) each such additional director shall serve until such director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such director's earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total and authorized number of directors of the Corporation shall be reduced accordingly.

   G. Removal of Directors; Qualification.

   Subject to the rights, if any, of any class or series of stock to elect directors and to remove any director whom the holders of any such stock have the right to elect, any director (including persons elected by directors to fill vacancies in the Board of Directors) may be removed from office only by the affirmative vote of the holders of at least a majority of the votes represented by the shares then entitled to vote in the election of such director (with the Series B Preferred Stock and Class B Common Stock subject to the same limitations on voting as in the case of an election of directors). At least 30 days prior to any meeting of stockholders at which it is proposed that any director be removed from office, written notice of such proposed removal shall be sent to the director whose removal will be considered at the meeting.

   H. Vacancies.

   Subject to the rights, if any, of the holders of any class or series of stock to elect directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a director, shall be filled (i) in the case of the Class A Directors, either (A) by the nomination by the Class A Director Nominating Committee and election by the same stockholder vote as is required for the election of Class A Directors or (B) by the vote of a majority of all of the remaining Class A Directors then in office, (ii) in the case of the Class B Directors, either (A) by the nomination by a majority of the remaining Class B Directors and election by the same stockholder vote as is required for the election of Class B Directors or (B) by the vote of a majority of all of the remaining Class B Directors then in office, and (iii) in the case of the Class C Directors, either (A) by the nomination by a majority of the remaining Class C Directors and selection by the same stockholder action as is required for the election of Class C Directors or (B) by the unanimous vote of all the Class C directors then in office. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified or until such director's earlier resignation or removal. Subject to the rights, if any, of the holders of any series of Preferred Stock, when the number of directors is increased or decreased, the Board of Directors shall determine the class or classes to which the increased or decreased number of directors shall be apportioned; provided, however, that no decrease in the number of directors shall shorten the term of any incumbent director. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board of Directors until such vacancy is filled.

   I. Power of Directors.

   Any decision pursuant to the Shareholder Rights Agreement, dated as of
[   ], 1999 between the Corporation and American Stock Transfer and Trust
Company, a New York corporation, or any successor agreement thereto, made by a majority of a specified group or groups of directors which group or groups do not include all of the directors of the Corporation shall be valid notwithstanding the provisions of Section 141 of the DGCL.

                                      VI.

                            Limitation Of Liability

   No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or as such a member, except for liability (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of directors or the person or persons exercising or performing any of the powers or duties otherwise conferred or imposed upon directors of the Corporation, then the liability of the director of the Corporation or the person or persons exercising or performing any of the powers or duties otherwise conferred or imposed upon directors of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

   Any amendment or repeal of this Article VI by either (i) the stockholders of the Corporation or (ii) an amendment to the DGCL shall not adversely affect any right or protection existing at the time of such amendment or repeal with respect to any acts or omissions occurring before such amendment or repeal of a person serving as a director at the time of such amendment or repeal.

                                      VII.

                                Indemnification

   A. General Right to Indemnification.

   The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article VII shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article VII to directors and officers of the Corporation. The rights to indemnification and to the advance of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws of the Corporation, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

   B. Amendment or Repeal.

   So long as the Investors as holders of Series B Preferred Stock or Class B Common Stock are entitled to have at least two Class B Directors on the Board of Directors, this Article VII may only be amended or repealed with the affirmative vote of a majority of the Class B Directors. Further, any amendment or repeal of this Article VII by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director or officer of the Corporation existing at the time of such amendment or repeal with respect to any acts or omissions occurring prior to such amendment or repeal.

                                     VIII.

                              Amendment of Bylaws

   A. Amendment By the Board of Directors.

   Except as otherwise provided by law or this Certificate, the Bylaws of the Corporation may be amended or repealed by the Board of Directors by the affirmative vote of a majority of the directors then in office.

   B. Amendment By the Stockholders.

   The Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or special meeting of stockholders called for such purpose, by the affirmative vote of the majority of the shares present in person or represented by proxy at such meeting and entitled to vote on such amendment or repeal, voting together as a single class.

                                      IX.

                   Amendment of Certificate of Incorporation

   The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed in this Restated Certificate of Incorporation, the Corporation's Bylaws or as otherwise provided by law, and all rights herein conferred upon stockholders are granted subject to such reservation.

   I, [Name], [Title of Officer] of the Corporation, for the purpose of amending and restating the Corporation's Certificate of Incorporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed on
behalf of the Corporation this [   ] day of [   ], 1999.

                                                                         ANNEX D

                                    FORM OF
                           CERTIFICATE OF DESIGNATION

                                       of

                      SERIES B CONVERTIBLE PREFERRED STOCK

                                       of

                          WYNDHAM INTERNATIONAL, INC.

             Pursuant to Section 151 of the General Corporation Law
                            of the State of Delaware

   Wyndham International, Inc., a Delaware corporation (the "Corporation"), certifies that pursuant to the authority contained in its Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors (the "Board of Directors") has adopted the following resolution creating a series of its Preferred Stock, par value $.01 per share, designated as Series B Convertible Preferred Stock:

   RESOLVED, that a series of authorized Preferred Stock, par value $.01 per share, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

   Section 1. Designation and Amount; Rank.

   (a) Designation and Amount. The shares of such series shall be designated as the "Series B Convertible Preferred Stock" (the "Series B Preferred Stock") and the number of shares constituting such series shall be 31,840,000 shares of Series B Preferred Stock. Section 11 contains the definitions of certain defined terms used herein.

   (b) Rank. The Series B Preferred Stock shall, with respect to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation, rank (i) senior (to the extent set forth herein) to all Junior Stock; (ii) on a parity with Parity Stock; provided that any such Parity Stock other than the Series A Preferred Stock that was not approved by the holders in accordance with Section 3(b) shall be deemed to be Junior Stock and not Parity Stock; and (iii) junior to all Senior Stock; provided, that any such Senior Stock that was not approved by the holders in accordance with Section 3(b) shall be deemed to be Junior Stock and not Senior Stock.

   Section 2. Dividends and Distributions.

   (a) The holders of shares of Series B Preferred Stock shall be entitled to receive on each Dividend Payment Date in respect of the Dividend Period ending on such Dividend Payment Date (but without including such Dividend Payment
Date) (i) commencing on the first Dividend Payment Date and continuing through the sixth anniversary of the Issuance Date, (A) cumulative dividends payable in cash on each such Dividend Payment Date equal to the then applicable Cash Percentage of the Stated Amount of each share of the then outstanding Series B Preferred Stock, and (B) cumulative dividends payable in additional shares of Series B Preferred Stock on each such Dividend Payment Date equal to the then applicable PIK Percentage of the Stated Amount of each share of the then outstanding Series B Preferred Stock, (ii) commencing with the first Dividend Period occurring after the sixth anniversary of the Issuance Date and continuing through the tenth anniversary of the Issuance Date, or earlier redemption or conversion of the Series B Preferred Stock, (A) cumulative dividends payable entirely in cash on each such Dividend Payment Date at a rate per annum equal to 9.75% of the Stated Amount of each share of the then outstanding Series B Preferred Stock or (B) upon the vote of a majority of the Class A Directors and Class C Directors with respect to each dividend, cumulative dividends payable entirely in additional shares of Series B Preferred Stock on each such Dividend Payment Date at a rate per annum equal to 9.75% of each share of the then outstanding Series B Preferred Stock, provided that (x) with respect to any such dividend that is to be paid in cash, the dividend payable on the Series A Preferred Stock on the corresponding Dividend Payment Date shall be paid in cash and (y) with respect to any such dividend that is to be paid in additional shares of Series B Preferred Stock, the dividend payable on the Series A Preferred Stock on the corresponding Dividend Payment Date shall be paid in additional shares of Series A Preferred Stock, and (iii) commencing with the first Dividend Period occurring after the tenth anniversary of the Issuance Date, cumulative dividends payable entirely in cash on each such Dividend Payment Date at a rate per annum equal to 9.75% of the Stated Amount of each share of the then outstanding Series B Preferred Stock. If cash dividends on the Series B Preferred Stock are in arrears and unpaid for a period of 60 days or more, then an additional amount of dividends shall accrue at a rate per annum equal to 2.00% of the Stated Amount of each share of the then outstanding Series B Preferred Stock (the "Default Rate") from the last Dividend Payment Date on which cash dividends were to be paid in full until such time as all cash dividends in arrears have been paid in full, such additional dividends to be cumulative and payable in shares of Series B Preferred Stock (including fractional shares) at the Stated Amount. Any reference herein to "cumulative dividends" or "accrued dividends" or similar phrases means that such dividends are fully cumulative and accumulate and accrue on a daily basis (computed on the basis of a 360-day year of twelve 30-day months) and compound quarterly on the Dividend Payment Dates at the rate indicated above (the "Dividend Rate") and in the manner set forth herein, whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. All dividends payable in additional shares of Series B Preferred Stock shall be paid through the issuance of additional shares of Series B Preferred Stock (including fractional shares) at the Stated Amount.

   (b) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock or other securities or property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of dividend or spin off) on the Common Stock, other than any dividend or distribution of shares of Common Stock covered by Section 8(b)(i), the Rights Offering or any issuance of rights pursuant to the Rights Plan, as it may be amended from time to time, or any successor shareholder rights agreement of the Corporation, then, and in each such case (a "Triggering Distribution"), the holders of shares of Series B Preferred Stock shall be entitled to receive from the Corporation, with respect to each share of Series B Preferred Stock held, in addition to the dividends payable under Section 2(a), the same dividend or distribution received by a holder of the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible on the record date for such dividend or distribution, after giving effect to the contemporaneous issuance of any additional shares of Series B Preferred Stock as described in Section 2(a) above with respect to Accrued Dividends provided, however, that with respect to a fraction (i) the numerator of which shall be the Cash Percentage and (ii) the denominator of which shall be 2.4375%, multiplied by the Stated Amount of each share of the Series B Preferred Stock then outstanding, the Corporation may pay any portion of such dividend or distribution in additional shares of Series B Preferred Stock valued at the Stated Amount thereof. Any such dividend or distribution shall be declared, ordered, paid or made on the Series B Preferred Stock at the same time such dividend or distribution is declared, ordered, paid or made on the Common Stock and shall be in addition to any dividends payable under Section 2(a).

   (c) No full dividends shall be declared by the Board of Directors or paid or set apart for payment by the Corporation on any Parity Stock for any period unless the Accrued Dividends have been or contemporaneously are declared and paid in full, or declared and, if payable in cash, a sum in cash Set Apart for Payment, on the Series B Preferred Stock for all Dividend Periods terminating on or prior to the date of payment of such full dividends on such Parity Stock. If any dividends are not so paid, all dividends declared upon shares of the Series B Preferred Stock and any other Parity Stock shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and such Parity Stock shall in all cases bear to each other the same ratio that the Accrued Dividends per share on the Series B Preferred Stock and the accrued dividends on such Parity Stock bear to each other.

     (i) So long as any share of the Series B Preferred Stock is outstanding, the Corporation shall not declare, pay or set apart for payment any dividend on any of the Junior Stock (other than dividends in Junior Stock to the holders of Junior Stock), or make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any of the Junior Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Junior Stock whether in cash, obligations or shares of the Corporation or other property (other than in exchange for Junior Stock), and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Junior Stock or any such warrants, rights, calls or options (other than in exchange for Junior Stock) unless the Accrued Dividends on the Series B Preferred Stock for all Dividend Periods ended on or prior to the date of such payment in respect of Junior Stock have been or contemporaneously are paid in full.

     (ii) So long as any share of the Series B Preferred Stock is outstanding, the Corporation shall not (except with respect to dividends as permitted by Section 2(c)(i)) make any payment on account of, or set apart for payment money for a sinking or other similar fund for, the purchase, redemption or other retirement of, any of the Parity Stock or any warrants, rights, calls or options exercisable for or convertible into any of the Parity Stock, and shall not permit any corporation or other entity directly or indirectly controlled by the Corporation to purchase or redeem any of the Parity Stock or any such warrants, rights, calls or options unless the Accrued Dividends on the Series B Preferred Stock for all Dividend Periods ended on or prior to the date of such payment in respect of Parity Stock have been or contemporaneously are paid in full.

   Section 3. Voting Rights.

   In addition to any voting rights provided elsewhere herein, and any voting rights provided by law, and subject to the provisions of the Restated Certificate of Incorporation of the Corporation, the holders of shares of Series B Preferred Stock shall have the following voting rights:

   (a) For so long as the Series B Preferred Stock is outstanding, each share of Series B Preferred Stock shall entitle the holder thereof to vote on all matters voted on by holders of the capital stock of the Corporation into which such share of Series B Preferred Stock is convertible, voting together as a single class with the other shares entitled to vote, at all meetings of the stockholders of the Corporation. With respect to any such vote, each share of Series B Preferred Stock shall entitle the holder thereof to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of capital stock of the Corporation into which such share of Series B Preferred Stock is convertible on the record date for such vote or, if no such record date is established, on the date any written consent of stockholders is solicited. Notwithstanding anything to the contrary contained herein, any action required or permitted to be taken by the holders of Series B Preferred Stock at any meeting of the holders of Series B Preferred Stock may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the Requisite Holders (as defined in Section 3(b)).

   (b) So long as any shares of Series B Preferred Stock shall be outstanding and unless the consent or approval of a greater number of shares shall then be required by law, without first obtaining the consent or approval of the Requisite Holders, voting as a single class, given in person or by proxy at a meeting at which the holders of such shares shall be entitled to vote separately as a class, or by written consent, the Corporation shall not: (i) authorize, create or issue any class or series, or any shares of any class or series, of Senior Stock; (ii) authorize, create or issue any class or series, or any shares of any class or series, of Parity Stock (other than the issuance of the Series A Preferred Stock pursuant to the Rights Offering); (iii) reclassify any shares of stock of the Corporation into shares of Senior Stock or Parity Stock; (iv) authorize any security exchangeable for, convertible into, or evidencing the right to purchase any shares of Senior Stock or Parity Stock; (v) alter or change the rights, preferences or privileges of the Series B Preferred Stock or the Series A Preferred Stock or the rights of the Class B Common Stock; (vi) alter or change the rights of the Class A Common Stock in a manner adverse to the holders of the Series B Preferred Stock; (vii) increase or decrease the authorized number of shares of Series B Preferred Stock or Series A Preferred Stock or issue shares of Series B Preferred Stock or Series A Preferred Stock other than to holders of Series B Preferred Stock or Series A Preferred Stock, respectively, pursuant to its terms or pursuant to the Rights Offering; (viii) amend, modify or waive any provision of the Restated Certificate of Incorporation or the By-laws of the Corporation affecting (A) the composition of, or other matters relating to, the Board of Directors, (B) the voting rights of the stockholders of the Corporation, or (C) indemnification of directors or officers; (ix) amend, modify or waive any provision of the Shareholder Rights Agreement of the Corporation, dated as of the Closing Date (as defined in the Purchase Agreement) (the "Rights Plan"), or enter into any other similar agreement; or (x) enter into or authorize any transaction constituting a Change of Control. For purposes hereof, the "Requisite Holders" means the holders of at least two-thirds of the shares of Series B Preferred Stock outstanding on the record date for such vote or, if no such record date is established, on the date any written consent of stockholders is solicited.

   (c) If (i) cash dividends on the Series B Preferred Stock are in arrears and unpaid for six quarterly Dividend Periods, whether or not consecutive and such failure thereafter continues (the period during which such failure shall continue being referred to herein as a "Voting Period"), and (ii) the holders of Series B Preferred Stock no longer have the right to elect any directors under Sections V(D) and V(E) of the Restated Certificate of Incorporation, then the number of directors constituting the Board of Directors shall be increased by the number, if any, necessary to permit the holders of the Series A Preferred Stock and Series B Preferred Stock, voting as a single class, to elect a minimum of two directors upon such default. If the holders of Series A Preferred Stock and Series B Preferred Stock are entitled to elect directors pursuant to the preceding sentence, as soon as practicable after the commencement of the Voting Period, the Corporation shall call a special meeting of the holders of Series A Preferred Stock and Series B Preferred Stock by mailing a notice of such special meeting to such holders, such meeting to be held not more than 30 days after the date of mailing of such notice. If the Corporation fails to send a notice, the meeting may be called by any such holder on like notice. The record date for determining the holders entitled to notice of and to vote at such special meeting shall be the close of business on the fifth business day preceding the day on which such notice is mailed. At any such special meeting and at each meeting of holders of shares of Series A Preferred Stock and Series B Preferred Stock held during a Voting Period at which directors are to be elected (or with respect to any action by written consent in lieu of a meeting of stockholders), such holders, voting as a single class on a one-vote-per-share basis (to the exclusion of the holders of all other securities and classes of capital stock of the Corporation), shall be entitled to elect such directors. The terms of office of all persons who are directors of the Corporation at the time of a special meeting of the holders of Series A Preferred Stock and Series B Preferred Stock to elect directors shall continue, notwithstanding the election at such meeting of the additional directors that such holders are entitled to elect, and the persons so elected, together with the remaining incumbent directors, shall constitute the duly elected directors of the Corporation. The Voting Period shall terminate at such time as all cumulative cash dividends in respect of all previously completed full Dividend Periods that are in arrears on the Series A Preferred Stock and the Series B Preferred Stock have been paid in full in cash or until non-cumulative cash dividends in respect of all previously completed full Dividend Periods that are in arrears on the Series A Preferred Stock and Series B Preferred Stock have been paid regularly for at least one year. Simultaneously with the termination of a Voting Period the terms of office of the directors elected by the holders of the Series A Preferred Stock and Series B Preferred Stock pursuant to this Section 3(c) and Section 3(b) of the Series A Certificate of Designation shall terminate, the remaining directors shall constitute the directors of the Corporation and the voting rights of such holders to elect additional directors pursuant to this Section 3(c) and Section 3(b) of the Series A Certificate of Designation shall cease.

   Section 4. Certain Restrictions.

   (a) Whenever the Corporation shall have not redeemed the shares of Series B Preferred Stock on the date such redemption is required by Section 5 (a "Redemption Default"), thereafter and until all redemption payments shall have been made or all necessary funds shall have been Set Apart for Payment, if and so long as any shares of Series B Preferred Stock remain outstanding, the Corporation shall not, nor shall it permit any of its Subsidiaries other than wholly-owned Subsidiaries to: (A) declare or pay dividends, or make any other distributions, on any shares of Junior Stock other than dividends or distributions payable in Junior Stock; (B) declare or pay dividends, or make any other distributions, on any shares of Parity Stock, except dividends paid ratably on the Series B Preferred Stock and all Parity Stock on which dividends are payable or in arrears, in proportion to the total amounts to which the holders of all such shares are then entitled; (C) redeem or purchase or otherwise acquire for consideration (other than Junior Stock) any shares of Junior Stock or Parity Stock (other than, with respect to Parity Stock, ratably with the Series B Preferred Stock); or (D) purchase or otherwise acquire for consideration any shares of Series B Preferred Stock, other than purchases ratably among all holders of the Series B Preferred Stock.

   (b) The Corporation shall not permit any Subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of capital stock of the Corporation unless the Corporation could, pursuant to Section 4(a), purchase or otherwise acquire such shares at such time and in such manner.

   Section 5. Redemption.

   (a) Except as provided in this Section 5(a), the Corporation shall have no right to redeem any shares of Series B Preferred Stock. At any time after the sixth anniversary of the Issuance Date, the Corporation shall have the right, at its sole option and election, to redeem all, or part, of the outstanding shares of Series B Preferred Stock by paying therefor in cash 101% of the Stated Amount thereof plus all Accrued Dividends thereon to the date of redemption; provided that in the event of any partial redemption, at least 1,000,000 shares of Series B Preferred Stock shall remain outstanding after giving effect to such partial redemption and the Series B Preferred Stock must be redeemed pro rata based on the holders' respective holdings of Series B Preferred Stock. For a period of 170 days following the Issuance Date, the Corporation shall also have the option to redeem no more than 3,000,000 shares of Series B Preferred Stock at 102% of the outstanding Stated Amount plus Accrued Dividends thereon to the date of redemption (which shall be no later than 170 days following the Issuance Date). This redemption shall be effected by the action of the Board of Directors of the Corporation, except that it may be effected, solely by action of a majority of the Class A Directors and Class C Directors, substantially from (i) the proceeds of the Rights Offering and
(ii) if the Identified Assets (as defined in the Purchase Agreement) are sold after the Issuance Date but prior to the closing of the Rights Offering and the net proceeds therefrom are in excess of the amounts set forth in Section 1.1(c) of the Company Disclosure Letter (as defined in the Purchase Agreement), such excess proceeds, with the number of shares of Series B Preferred Stock so redeemed not to exceed the sum of (i) the number of shares of Series A Preferred Stock issued pursuant to the Rights Offering and (ii) the number of shares equal to the excess proceeds from the sale of the Identified Assets divided by the Stated Amount. The holders shall be permitted to convert their Series B Preferred Stock at any time prior to the redemption date, but may not convert more than 7,000,000 shares of Series B Preferred Stock prior to 170 days following the Issuance Date. Notwithstanding the provisions of this
Section 5(a), the Corporation shall have no right to redeem the shares of Series B Preferred Stock pursuant to this Section 5(a) until the Corporation shall have reserved from its authorized and unissued Class B Common Stock such number of shares of Class B Common Stock as shall be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock into Class B Common Stock.

   (b) In the event there occurs a Change in Control, the Corporation shall offer to purchase from each holder all of the Series B Preferred Stock held by such holder for an amount in cash equal to the greatest of (i) the Liquidation Preference of the shares of Series B Preferred Stock held by the holder,
(ii) in case of any Change in Control in which the shares of Series B Preferred Stock are not converted into (or entitled to receive) any cash, securities or property, the amount of the cash that such holder of the Series B Preferred Stock would have received had it converted its Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends) into shares of Common Stock immediately prior to such Change in Control and received in respect of all such shares cash at the same effective value per share of Common Stock as is being paid by or on behalf of the acquiror of shares or assets in such transaction, plus Accrued Dividends payable in cash to the extent not otherwise reflected pursuant to the parenthetical phrase of this clause (ii), and (iii) in all other cases, the Fair Market Value (as defined below) of the cash, securities and other property that such holder of the Series B Preferred Stock would have received had it converted its Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends) into shares of Common Stock immediately prior to such Change in Control, plus Accrued Dividends payable in cash to the extent not otherwise reflected pursuant to the parenthetical phrase of this clause (iii) (the greatest of (i), (ii) and (iii) above being referred to as the "Change in Control Redemption Price"), in each case by delivery of a notice of such offer (a "Change in Control Redemption Offer") within five Business Days following the Change in Control. In the event of a Change in Control, each holder of Series B Preferred Stock shall have the right (but not the obligation) to require the Corporation to purchase any or all of the Series B Preferred Stock held by such holder for an amount in cash equal to the Change in Control Redemption Price. Each holder of Series B Preferred Stock shall also be permitted, until the fifth Business Day following a Change in Control, to convert all, and not less than all, of the shares of Series B Preferred Stock held by such holder (including shares of Series B Preferred Stock issuable to such holder as Accrued Dividends that have accelerated or will accelerate as a result of a Change in Control) pursuant to
Section 8 below; provided that any shares of Common Stock issuable upon conversion of any Series B Preferred Stock converted pursuant to this sentence after a Change in Control has occurred shall be entitled to receive the same amount of cash, securities and other property in connection with such Change in Control as the Common Stock outstanding prior to the Change in Control. In the event a holder of Series B Preferred Stock does not elect to have all of its shares of Series B Preferred Stock either (i) redeemed by the Corporation pursuant to Section 5 or (ii) converted pursuant to Section 8 below, in each case in connection with a specific Change in Control event, then no dividends shall be deemed to have been accelerated in connection with such Change in Control. In the event that any holder does not elect to convert or redeem such holder's shares of Series B Preferred Stock pursuant to the foregoing sentence, such holder shall retain any rights it has to convert or redeem its shares of Series B Preferred Stock in connection with any subsequent Change in Control. "Fair Market Value" with respect to any securities shall be the Current Market Price thereof as of the close of business on the date of measurement. The Fair Market Value of any asset other than cash and securities shall be determined jointly by the Corporation and the Requisite Holders. In the event any dispute between the Corporation and the Requisite Holders as to the Fair Market Value or Current Market Price (which dispute remains unresolved for 10 Business
Days), such dispute shall be submitted for final determination to a mutually acceptable investment banking firm of national reputation familiar with the valuation of companies in the hospitality and lodging industry ("Investment Banking Firm"). In the event that the Corporation and the Requisite Holders cannot agree on a mutually acceptable Investment Banking Firm within 10 Business Days, the Corporation, on the one hand, and the Requisite Holders, on the other hand, shall each select one Investment Banking Firm, and shall cause such firms to promptly select a third firm within five Business Days. The three firms so selected shall, by majority vote, render their final determination as promptly as practicable and in any event within 20 Business Days, which determination shall be final and binding on the Corporation and the holders. The fees and expenses of any such determination shall be borne by the Corporation.

   (c) Notice of any redemption of shares of Series B Preferred Stock pursuant to Section 5(a) shall be mailed at least 30 Business Days (or, in the case of a redemption pursuant to the third sentence of Section 5(a), at least five Business Days) prior to the date fixed for redemption to each holder of shares of Series B Preferred Stock to be redeemed, at such holder's address as it appears on the transfer books of the Corporation. No redemption of shares of Series B Preferred Stock pursuant to Section 5(a) shall take place unless such notice shall have been mailed in accordance with this Section 5(c)(i). In order to facilitate the redemption of shares of Series B Preferred Stock other than pursuant to the third sentence of Section 5(a), the Board of Directors may fix a record date for the determination of shares of Series B Preferred Stock to be redeemed, not more than sixty days nor less than thirty days prior to the date fixed for such redemption.

     (i) Within five Business Days following an event giving a holder of shares of Series B Preferred Stock the right, pursuant to Section 5(b), to require the Corporation to redeem all of such shares, the Corporation shall give notice by mail to each holder of Series B Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation, of such event, which notice shall set forth each holder's right to require the Corporation to redeem all, but not less than all, shares of Series B Preferred Stock held by it which are eligible for redemption pursuant to the terms of Section 5(b), the redemption date (which date shall be no more than 30 Business Days following the date of such mailed notice), and the procedures to be followed by such holder in exercising its right to cause such redemption. In the event a record holder of shares of Series B Preferred Stock shall elect to require the Corporation to redeem all such shares of Series B Preferred Stock pursuant to Section 5(b), such holder shall deliver within 20 Business Days of the mailing to it of the Corporation's notice described in this Section 5(c)(ii), a written notice to the Corporation so stating, specifying the number of shares to be redeemed pursuant to Section 5(b). The Corporation shall, in accordance with the terms hereof, redeem the number of shares so specified on the date fixed for redemption. Failure of the Corporation to give any notice required by this Section 5(c)(ii), or the formal insufficiency of any such notice, shall not prejudice the rights of any holders of shares of Series B Preferred Stock to cause the Corporation to redeem all such shares held by them. Notwithstanding the foregoing, the Board of Directors of the Corporation may modify any offer pursuant to this
  Section 5(c)(ii) to the extent necessary to comply with the Exchange Act and the rules and regulations thereunder.

     (ii) The Corporation shall publish the fact that it is redeeming, or offering to redeem, shares of Series B Preferred Stock through a nationally prominent newswire service on or before the date of mailing any notice of redemption or right of redemption. At any time after a notice of redemption shall have been mailed and before such date of redemption the Corporation may deposit for the benefit of the holders of the Series B Preferred Stock called for redemption the funds necessary for such redemption with a bank or trust company doing business in the Borough of Manhattan, the City of New York, and having a capital and surplus of at least $1,000,000,000. Any interest allowed on moneys so deposited shall be paid to the Corporation. Upon the deposit of such funds or, if no such deposit is made, upon the date fixed for redemption (unless the Corporation shall default in making payment of the appropriate redemption amount), whether or not certificates for shares so called for redemption have been surrendered for cancellation, the shares of Series B Preferred Stock to be redeemed shall be deemed to be no longer outstanding and the holders thereof shall cease to be stockholders with respect to such shares and shall have no rights with respect thereto, except for the rights to receive the amount payable upon redemption, but without interest, and, up to the close of business on the date immediately preceding the date fixed for such redemption, the right to convert such shares pursuant to Section 8 hereof. Such deposit in trust shall be irrevocable except that any funds deposited by the Corporation which shall not be required for the redemption for which they were deposited because of the exercise of conversion rights shall be returned to the Corporation forthwith, and any funds deposited by the Corporation which are unclaimed at the end of one year from the date fixed for such redemption shall be paid over to the Corporation upon its request, and upon such repayment the holders of the shares of Series B Preferred Stock so called for redemption shall look only to the Corporation for payment of the appropriate amount. Any such unclaimed amounts paid over to the Corporation shall, for a period of six years from the date fixed for such redemption, be set apart and held by the corporation in trust for the benefit of the holders of such shares of Series B Preferred Stock, but no such holder shall be entitled to interest thereon. At the expiration of such six-year period, all right, title, interest and claim of such holders in or to such unclaimed amounts shall be extinguished, terminated and discharged, and such unclaimed amounts shall become part of the general funds of the Corporation free of any claim of such holders.

   (d) Notwithstanding anything to the contrary herein, the Corporation shall not effect a redemption pursuant to Section 5(a) hereof unless simultaneously therewith the Corporation redeems shares of Series A Preferred Stock pro rata with the Series B Preferred Stock based on the respective numbers of outstanding shares as of the date on which the notice of redemption is given.

   (e) If the Corporation shall fail to comply with any of the provisions of this Section 5 (other than the timely giving of a notice pursuant to Section 5(c)(i)), then in any such event, the Dividend Rate shall be increased by an amount equal to the Default Rate during the period in which such failure shall be continuing.

   Section 6. Reacquired Shares.

   Any shares of Series B Preferred Stock converted, redeemed, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof, and, if necessary to provide for the lawful redemption or purchase of such shares, the capital represented by such shares shall be reduced in accordance with the General Corporation Law of the State of Delaware. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock, par value $.01 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $.01 per share, of the Corporation subject to the conditions or restrictions on authorizing, creating or issuing any class or series, or any shares of any class or series, set forth in paragraph (b) of Section 3.

   Section 7. Liquidation, Dissolution or Winding Up.

   If the Cororation shall adopt a plan of liquidation or of dissolution, or commence a voluntary case under the Federal bankruptcy laws or any other applicable state or Federal bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in any involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or state bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and any such decree or order shall be unstayed and in effect for a period of 90 consecutive days and on account of such event the Corporation shall liquidate, dissolve or wind up, or upon any other liquidation, dissolution or winding up of the Corporation (a "Liquidation"), the holders shall be entitled to receive the greatest of
(i) the Liquidation Preference of the shares of Series B Preferred Stock held by the holder, and (ii) the Fair Market Value (as defined below) of the cash, securities and other property that such holder of the Series B Preferred Stock would have received had they converted their Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends) into shares of Common Stock immediately prior to such Liquidation, plus Accrued Dividends payable in cash to the extent not otherwise reflected pursuant to the parenthetical phrase of this clause (ii) (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends through the date of the Liquidation), before any distribution shall be made or any assets distributed in respect of Junior Stock to the holders of any Junior Stock including, without limitation, Common Stock of the Corporation. If upon any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, the amounts payable with respect to the Series B Preferred Stock and all other Parity Stock are not paid in full, the holders of the Series B Preferred Stock and the Parity Stock will share equally and ratably in any distribution of assets of the Corporation first in proportion to the full liquidation preference to which each is entitled until such preferences are paid in full, and then in proportion to their respective amounts of accumulated but unpaid dividends. After payment of the full amount of the greatest of the amounts set forth in clause (i) or (ii) above to which they are entitled, the holders of shares of Series B Preferred Stock will not be entitled to any further participation in any distribution of assets of the Corporation. For the purposes of this Section 7, the voluntary sale, conveyance, exchange or transfer of all or substantially all of the property or assets of the Corporation or the consolidation or merger of the Corporation with or into one or more other corporations shall not be deemed to be a liquidation, winding-up or dissolution of the Corporation.

   Section 8. Conversion into Common Stock.

   Each share of Series B Preferred Stock, including any shares of Series B Preferred Stock issued as Accrued Dividends (including Accrued Dividends that have been accelerated in connection with a Change in Control and assuming any shares of Common Stock into which such shares are converted will be treated in all respects as shares of Common Stock outstanding prior to the Change in Control), may, at the option of the holder thereof, be converted into shares of Common Stock at any time, whether or not the Corporation has given notice of redemption under Section 5, on the terms and conditions set forth in this
Section 8. Any such conversion shall be into shares of Class B Common Stock for so long as Class B Common Stock shall remain a separate class of the Corporation's Common Stock.

   (a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Preferred Stock shall be convertible in the manner hereinafter set forth into a number of fully paid and nonassessable shares of Common Stock equal to the product obtained by multiplying the Applicable Conversion Rate (as defined below) by the number of shares of Series B Preferred Stock being converted. The "Applicable Conversion Rate" means the quotient obtained by dividing the Conversion Value on the date of conversion by the Conversion Price as adjusted pursuant to Section 8(b) on the date of conversion.

   (b) The Conversion Price shall be subject to adjustment from time to time as follows:

     (i) In case the Corporation shall at any time or from time to time after the original issuance of the Series B Preferred Stock declare a dividend, or make a distribution, on the outstanding shares of Common Stock, in either case, in shares of Common Stock, or effect a subdivision, combination, consolidation or reclassification of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then, and in each such case, the Conversion Price in effect immediately prior to such event or the record date therefor, whichever is earlier, shall be adjusted by multiplying such Conversion Price by a fraction, the numerator of which is the number of shares of Common Stock that were outstanding immediately prior to such event and the denominator of which is the number of shares of Common Stock outstanding immediately after such event. An adjustment made pursuant to this Section 8(b)(i) shall become effective (x) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (y) in the case of any such subdivision, reclassification, consolidation or combination, at the close of business on the day upon which such corporate action becomes effective.

     (ii) In case the Corporation shall issue (other than upon the exercise of options, rights or convertible securities) shares of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) at a price per share (or having an exercise or conversion price per share) less than the Current Market Price as of the Business Day immediately preceding the Measurement Date, other than (v) issuances in a private placement of securities, other than to an affiliate of the Corporation, at a price for the securities sold in such private placement (and the underlying common stock, as applicable) of not less than 95% of the Current Market Price thereof, (w) in a transaction to which Section 2(a), 2(b) or 8(b)(i) applies, (x) pursuant to options or other securities under any employee or director benefit plan or program of the Corporation approved by the Board of Directors of the Corporation or shares of Common Stock issued upon the exercise thereof, (y) pursuant to the conversion of the Series B Preferred Stock, the Series A Preferred Stock or the Class B Common Stock or (z) pursuant to the issuance of the Series A Preferred Stock in connection with the Rights Offering or as dividends on the Series A Preferred Stock or the Series B Preferred Stock (the issuances under clauses (v), (w), (x), (y) and (z) being referred to as "Excluded Issuances"), then, and in each such case, the Conversion Price in effect immediately prior to the Measurement Date shall be reduced so as to be equal to an amount determined by multiplying such Conversion Price by a fraction of which the numerator shall be the number of shares of Common Stock of all classes outstanding at the close of business on the Measurement Date plus the number of shares of Common Stock (or the number of shares of Common Stock issuable upon the conversion, exchange or exercise of such options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) which the aggregate consideration receivable by the Corporation in connection with such issuance would purchase at such Current Market Price and the denominator shall be the number of shares of Common Stock of all classes outstanding at the close of business on the Measurement Date plus the number of shares of Common Stock (or the number of shares of Common Stock issuable upon the conversion, exchange or exercise of such options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) so issued. For purposes of this Section 8(b)(ii), the aggregate consideration receivable by the Corporation in connection with the issuance of shares of Common Stock or of options, rights, warrants or other convertible securities shall be deemed to be equal to the sum of the gross offering price (before deduction of customary underwriting discounts or commissions and expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon conversion or exercise of any such options, rights, warrants or other convertible securities into shares of Common Stock, less any original issue discount, premiums and other similar incentives which have the effect of reducing the effective price per share. For purposes of this Section 8(b)(ii), such adjustment shall become effective immediately prior to the opening of business on the Business Day immediately following the Measurement Date.

     (iii) (A) The initial Conversion Price shall first be reduced by an amount equal to $0.16 to adjust for the issuance of shares of Common Stock pursuant to the Corporation's payment of a dividend in respect of the fourth quarter of 1998.

       (B) To the extent that there are Losses attributable to the Forward Equity Shares pursuant to Section 10.2(e) of the Purchase Agreement, then the Conversion Price (after giving effect to all previous adjustments) shall be reduced by the amount of any such Loss divided by 167,025,942.

       (C) To the extent that the Companies' indemnification obligations pursuant to Section 10.2(b) of the Purchase Agreement are to be satisfied in the form of a conversion price adjustment and not in cash, then the Conversion Price (after giving effect to all previous adjustments) shall be reduced by the amount of any such Loss divided by 167,025,942.

       (D) Any adjustment to the Conversion Price pursuant to this Section 8(b)(iii) shall be effective as of the Issuance Date; provided, that in the event that an additional adjustment is determined following an adjustment of the Conversion Price pursuant to this Section 8(b)(iii), the total amount of the adjustment shall be recalculated and the Conversion Price shall be readjusted on the basis of such recalculated adjustment.

     (iv) In addition to the adjustments in Sections 8(b)(i)-(iii) above, the Corporation will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the shares of Common Stock.

     (v) No adjustment in the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 0.1% of the Conversion Price; provided, that any adjustments which by reason of this
  Section 8(b)(v) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 8 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

   (c) In case of any capital reorganization or reclassification of outstanding shares of Common Stock (other than a reclassification covered by Section 8(b)(i)), or in case of any consolidation or merger of the Corporation with or into another Person, or in case of any sale or conveyance to another Person of the property of the Corporation as an entirety or substantially as an entirety (each of the foregoing being referred to as a "Transaction"), each share of Series B Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to the consummation of such Transaction, the kind and amount of shares of stock and other securities and property (including cash) receivable upon the consummation of such transaction by a holder of that number of shares of Common Stock into which one share of Series B Preferred Stock was convertible immediately prior to such Transaction (including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any tender or exchange offer that is a step in such Transaction). In any such case, if necessary, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions set forth in this Section 8 with respect to rights and interests thereafter of the holders of shares of Series B Preferred Stock to the end that the provisions set forth herein for the protection of the conversion rights of the Series B Preferred Stock shall thereafter be applicable, as nearly as reasonably may be, to any such other shares of stock and other securities and property deliverable upon conversion of the shares of Series B Preferred Stock remaining outstanding (with such adjustments in the conversion price and number of shares issuable upon conversion and such other adjustments in the provisions hereof as the Board of Directors shall determine in good faith to be appropriate). In case securities or property other than Common Stock shall be issuable or deliverable upon conversion as aforesaid, then all references in this Section 8 shall be deemed to apply, so far as appropriate and as nearly as may be, to such other securities or property.

   Notwithstanding anything contained herein to the contrary, the Corporation will not effect any Transaction unless, prior to the consummation thereof, (i) the Surviving Person (as defined in Section 11) thereof, if other than the Corporation, shall assume, by written instrument mailed to each record holder of shares of Series B Preferred Stock, at such holder's address as it appears on the transfer books of the Corporation, the obligation to deliver to such holder such cash, property and securities to which, in accordance with the foregoing provisions, such holder is entitled. Nothing contained in this
Section 8(c) shall limit the rights of holders of the Series B Preferred Stock to convert the Series B Preferred Stock in connection with the Transaction or to exercise their rights to require the redemption of the Series B Preferred Stock under Section 5(b).

   (d) The holder of any shares of Series B Preferred Stock may exercise its right to convert such shares into shares of Common Stock by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Preferred Stock to be converted duly endorsed to the Corporation in blank accompanied by a written notice stating that such holder elects to convert all or a specified whole number of such shares in accordance with the provisions of this Section 8. The Corporation will pay any and all documentary, stamp or similar issue or transfer tax and any other taxes that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of Series B Preferred Stock pursuant hereto. As promptly as practicable, and in any event within three Business Days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes are inapplicable), the Corporation shall deliver or cause to be delivered (i) certificates registered in the name of such holder representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Preferred Stock so converted shall be entitled and (ii) if less than the full number of shares of Series B Preferred Stock evidenced by the surrendered certificate or certificates are being converted, a new certificate or certificates, of like tenor, for the number of shares evidenced by such surrendered certificate or certificates less the number of shares converted. Such conversion shall be deemed to have been made at the close of business on the date of receipt of such notice and of such surrender of the certificate or certificates representing the shares of Series B Preferred Stock to be converted so that the rights of the holder thereof as to the shares being converted shall cease except for the right to receive shares of Common Stock, and the person entitled to receive the shares of Common Stock shall be treated for all purposes as having become the record holder of such shares of Common Stock at such time.

   (e) Shares of Series B Preferred Stock may be converted at any time and, if subject to mandatory redemption, up to the close of business on the last Business Day immediately preceding the date fixed for such mandatory redemption of such shares.

   (f) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Preferred Stock are deemed to have been converted.

   (g) In case at any time or from time to time the Corporation shall pay any dividend or make any other distribution to the holders of its Common Stock, or shall offer for subscription pro rata to the holders of its Common Stock any additional shares of stock of any class or any other right, other than pursuant to the Rights Offering or the Rights Plan, or there shall be any capital reorganization or reclassification of the Common Stock of the Corporation or consolidation or merger of the Corporation with or into another corporation, or any sale or conveyance to another corporation of the property of the Corporation as an entirety or substantially as an entirety, or there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then, in any one or more of said cases the Corporation shall give at least 20 days' prior written notice (the time of mailing of such notice shall be deemed to be the time of giving thereof) to the registered holders of the Series B Preferred Stock at the addresses of each as shown on the books of the Corporation of the date on which (i) the books of the corporation shall close or a record shall be taken for such stock dividend, distribution or subscription rights or (ii) such reorganization, reclassification, consolidation, merger, sale or conveyance, dissolution, liquidation or winding up shall take place, as the case may be, provided that in the case of any Transaction to which Section 8(c) applies the Corporation shall give at least 30 days' prior written notice as aforesaid. Such notice shall also specify the date, if known, as of which the holders of the Common Stock and of the Series B Preferred Stock of record shall participate in said dividend, distribution or subscription rights or shall be entitled to exchange their Common Stock or Series B Preferred Stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale or conveyance, or participate in such dissolution, liquidation or winding up, as the case may be.

   Section 9. Conversion into Series A Preferred Stock.

   (a) Each share of Series B Preferred Stock may, at the option of the holder thereof, be converted into shares of Series A Preferred Stock at any time, whether or not the Corporation has given notice of redemption under Section 5, on the terms and conditions set forth in this Section 9. Each share of Series B Preferred Stock shall be convertible into an equal number of fully paid and nonassessable shares of Series A Preferred Stock. The procedures for converting into Series A Preferred Stock shall be the same as those as are set forth in
Section 8(d).

   (b) Subject to Section 9(c), in the event of any transfer of any share of Series B Preferred Stock to any Person other than to one of the Investors, such share of Series B Preferred Stock shall automatically, without any further action, convert into one share of Series A Preferred Stock. In the event of any transfer to a Person other than an Investor, the transferring Investor shall promptly notify the Corporation of the date of the transfer, the number of shares of Series B Preferred Stock so transferred and the identity of the transferor.

   (c) Notwithstanding anything to the contrary in Section 9(b), a holder of shares of Series B Preferred Stock may pledge all or a portion of such holder's shares of Series B Preferred Stock pursuant to a bona fide pledge of such shares of Series B Preferred Stock as collateral security for any indebtedness or other obligation of any Person due to the pledgee or its nominee; provided, however, that upon any foreclosure, realization or similar action by the pledgee, each share of Series B Preferred Stock that is so pledged shall automatically convert into one share of Series A Preferred Stock unless all right, title and interest in such Pledged Stock shall be transferred concurrently by the pledgee or its nominee or the purchaser in such foreclosure to an Investor.

   (d) Any conversion pursuant to Section 9(b) shall be deemed to have been effected at the time the transfer occurred (the "Conversion Time"). At the Conversion Time, the certificate or certificates that represented immediately prior thereto the shares of Series B Preferred Stock which were so converted (the "Converted Series B Preferred Stock") shall, automatically and without further action, represent the same number of shares of Series A Preferred Stock. Holders of Converted Series B Preferred Stock shall deliver their certificates, duly endorsed in blank or accompanied by proper instruments of transfer, to the principal office of the Corporation or the office of any transfer agent for shares of the Series B Preferred Stock, together with a written notice setting out the name or names and denominations in which the certificate or certificates representing such shares are to be issued and including instructions for delivery thereof. Upon such delivery, the Corporation or its transfer agent shall promptly issue and deliver a certificate or certificates representing the number of shares of Series A Preferred Stock to which such holder of shares of Series B Preferred Stock is entitled by reason of such conversion, and shall cause such shares of Series A Preferred Stock to be registered in the name of such holder. The person entitled to receive shares of Series A Preferred Stock issuable upon conversion shall be treated for all purposes as the record holder of such shares of Series B Preferred Stock at and as of the Conversion Time, and the rights of such person as a holder shares of Series B Preferred Stock that have been converted shall cease and terminate at and as of the Conversion Time.

   Section 10. Reports as to Adjustments.

   Whenever the number of shares of Common Stock into which each share of Series B Preferred Stock is convertible (or the number of votes to which each share of Series B Preferred Stock is entitled) is adjusted as provided in
Section 8, the Corporation shall promptly mail to the holders of record of the outstanding shares of Series B Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Preferred Stock are convertible has been adjusted and setting forth the new number of shares of Common Stock (or describing the new stock, securities, cash or other property) into which each share of Series B Preferred Stock is convertible, as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

   Section 11. Definitions.

   For the purposes of the Certificate of Designation of Series B Convertible Preferred Stock which embodies this resolution:

   "Accrued Dividends" to a particular date (the "Applicable Date") means (i) all dividends accrued but not paid on the Series B Preferred Stock pursuant to
Section 2(a), whether or not earned or declared, accrued to the Applicable Date, plus (ii) all dividends or distributions payable pursuant to Section 2(b) for which the Triggering Distribution was declared, ordered, paid or made on or prior to the Applicable Date; provided that if a Change of Control or Liquidation occurs at any time on or prior to the sixth anniversary of the Issuance Date, Accrued Dividends payable on the date of the Change of Control or Liquidation shall be deemed to include all dividends on the entire amount of the Series B Preferred Stock outstanding on the date of the Change of Control or Liquidation which have not been previously paid but which otherwise would accrue through and including the sixth anniversary of the Issuance Date (assuming that all dividends were paid solely in additional shares of Series B Preferred Stock rather than cash), which dividends shall be deemed to have been accelerated, recalculated and paid on their respective Dividend Payment Dates, in each case payable solely in additional shares of Series B Preferred Stock; provided, however, that with respect to any holder of Series B Preferred Stock, no such dividends shall be deemed to have been accelerated, recalculated or paid in connection with a Change in Control in the event such holder has not elected, in connection with such Change in Control, to have all of its shares of Series B Preferred Stock either (i) redeemed by the Corporation pursuant to
Section 5 or (ii) converted pursuant to Section 8.

   "affiliate" shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act.

   "associate" shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Exchange Act.

   "Business Day" means any day other than a Saturday, Sunday, or a day on which commercial banks in the City of New York are authorized or obligated by law or executive order to close.

   "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

   "Cash Percentage" means, as to any date, the amount calculated on the basis of the following formula (expressed as a percentage), with the dividend payment period ("DPP") referring to the number of Dividend Payment Dates that have occurred prior to such date: 73,125/(7,000,000 times 1.024375 raised to the power of DPP (i.e., 1.024375DPP), plus 3,000,000).

   "Change in Control" means any of the following:

     (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (the "Acquiring Person"), other than the Corporation, or any of its Subsidiaries or any Investor or Excluded Group, of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of the combined voting power or economic interests of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors; provided, however, that any transfer from any Investor or Excluded Group will not result in a Change in Control if such transfer was part of a series of related transactions the effect of which, absent the transfer to such Acquiring Person by the Investor or Excluded Group, would not have resulted in the acquisition by such Acquiring Person of 35% or more of the combined voting power or economic interests of the then outstanding voting securities; or

     (b) during any period of 12 consecutive months after the Issuance Date, the individuals who at the beginning of any such 12-month period constituted a majority of the Class A Directors and Class C Directors (the "Incumbent Non-Investor Majority") cease for any reason to constitute at least a majority of such Class A Directors and Class C Directors; provided that (i) any individual becoming a director whose election, or nomination for election by the Corporation's stockholders, was approved by a vote of the stockholders having the right to designate such director and (ii) any director whose election to the Board or whose nomination for election by the stockholders of the Corporation was approved by the requisite vote of directors entitled to vote on such election or nomination in accordance with the Restated Certificate of Incorporation of the Corporation, shall, in each such case, be considered as though such individual were a member of the Incumbent Non-Investor Majority, but excluding, as a member of the Incumbent Non-Investor Majority, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Corporation (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) and further excluding any person who is an affiliate or associate of an Acquiring Person having or proposing to acquire beneficial ownership of 25% or more of the combined voting power of the then outstanding voting securities of the Corporation entitled to vote generally in the election of directors; or

     (c) the approval by the stockholders of the Corporation of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the respective beneficial owners of the voting securities of the Corporation immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 57.5% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of the Corporation resulting from such reorganization, merger or consolidation; or

     (d) the sale or other disposition of assets representing 50% or more of the assets of the Corporation in one transaction or series of related transactions;

  provided, that the occurrence of any event identified in subparagraphs (a) through (d) above that would otherwise be treated as a Change in Control shall not constitute a Change in Control hereunder if a majority of the Class B Directors, by vote duly taken, shall so determine.

   "Class A Common Stock" means the Class A Common Stock, par value $0.01 per share, of the Corporation.

   "Class A Directors" has the meaning set forth in the Restated Certificate of Incorporation.

   "Class B Common Stock" means the Class B Common Stock, par value $0.01 per share, of the Corporation.

   "Class B Directors" has the meaning set forth in the Restated Certificate of Incorporation.

   "Class C Directors" has the meaning set forth in the Restated Certificate of Incorporation.

   "Closing Price" per share of Common Stock on any date shall be the last sale price, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, in either case as reported on the Nasdaq National Market or in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, as the case may be, or, if the Common Stock is listed or admitted to trading on the New York Stock Exchange or American Stock Exchange, or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the Closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors and reasonably acceptable to the Requisite Holders.

   "Common Stock" means the Class A Common Stock and the Class B Common Stock or, if there shall no longer be separate classes, the common stock, par value $0.01 per share, of the Corporation.

   "Conversion Price" shall initially be equal to $8.75, subject to adjustment as provided in Section 8(b).

   "Conversion Value" per share of Series B Preferred Stock shall be an amount equal to the Stated Amount plus all Accrued Dividends thereon to the date of conversion or redemption, as the case may be.

   "Current Market Price" per share of Common Stock on any date shall be the average of the Closing Prices of a share of Common Stock for the five consecutive Trading Days selected by the Corporation commencing not less than 10 Trading Days nor more than 20 Trading Days before the date in question. If on any such Trading Day the Common Stock is not quoted by any organization referred to in the definition of Closing Price, the Current Market Price of the Common Stock on such day shall be determined by agreement between the Corporation and the Requisite Holders, provided that if such agreement is not reached within 10 business days, such Current Market Price shall be determined as set forth in Section 5(b).

   "Dividend Payment Date" means the following dates: (i) the date that is three months after the Issuance Date; (ii) the date that is six months after the Issuance Date; (iii) the date that is nine months after the Issuance Date;
(iv) the date that is the first anniversary of the Issuance Date; and the anniversaries of the foregoing dates.

   "Dividend Period" means the period from the Issuance Date to the first Dividend Payment Date (but without including such Dividend Payment Date) and, thereafter, each Dividend Payment Date to the following Dividend Payment Date (but without including such later Dividend Payment Date).

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Excluded Group" means a "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) that includes one or more of the Investors; provided, that the voting securities of the Corporation "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such Investors represents a majority of the voting securities "beneficially owned" (as such term is used in Rule 13d-3 promulgated under the Exchange Act) by such group.

   "Investors" means Apollo Real Estate Investment Fund III, L.P., Apollo Investment Fund IV, L.P., Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas H. Lee Charitable Investment L.P., THL-CCI Limited Partnership, Beacon Private Equity, Inc., Beacon Capital Partners, L.P. and Strategic Real Estate Investments I, L.L.C., together with each of their Permitted Assignees and Permitted Third Party Transferees (as each such term is defined in the Purchase Agreement), and all of their respective successors by operation of law.

   "Issuance Date" means the original date of issuance of Series B Preferred Stock to the Investors.

   "Junior Stock" means all classes of Common Stock of the Corporation and each other class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation currently existing or hereafter created the terms of which do not expressly provide that it ranks senior to, or on a parity with, the Series B Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation.

   "Liquidation Preference" means, in the event of a liquidation or winding up of the Corporation, an amount per share of Series B Preferred Stock equal to the greater of (i) the amount the holders of the Series B Preferred Stock would have received had they converted their Series B Preferred Stock (including for such purposes any shares of Series B Preferred Stock issuable in respect of Accrued Dividends through the date of liquidation) into Common Stock immediately prior to such liquidation or winding up and (ii) the Stated Amount of their Series B Preferred Stock plus any Accrued Dividends.

   "Measurement Date" means, for purposes of Section 8(b)(ii), (i) in the case of an offering of rights, warrants or options to all or substantially all of the holders of the Common Stock or any other issuance contemplated by such Section where a record date is fixed for the determination of stockholders entitled to participate in such issuance, such record date and (ii) in all other cases, the Business Day immediately preceding the date of issuance of shares of Common Stock (or options, rights, warrants or other securities convertible into or exchangeable for shares of Common Stock) contemplated by such Section.

   "Parity Stock" means any class of Capital Stock of the Corporation or series of preferred stock of the Corporation hereafter created the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend distributions, redemptions (other than redemptions in connection with the Rights Offering) and distributions upon liquidation, winding-up and dissolution, including the Series A Preferred Stock.

   "Person" means an individual, partnership, corporation, limited liability company or partnership, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof, or other entity of any kind.

   "PIK Percentage" means, as to any date, the amount determined by subtracting the Cash Percentage with respect to such date from 2.4375%.

   "Preferred Stock" means the preferred stock, par value $0.01 per share, of the Corporation.

   "Purchase Agreement" means the Securities Purchase Agreement, dated as of February 18, 1999, by and among the Corporation, Patriot, Wyndham International Operating Partnership, L.P. and Patriot American Hospitality Partnership, L.P. and each of the Investors party thereto.

   "Rights Offering" has the meaning set forth in the Purchase Agreement.

   "Senior Stock" means each other class of Capital Stock of the Corporation or series of Preferred Stock of the Corporation hereafter created that has been approved by the holders in accordance with Section 3(b) hereof and the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend distributions and distributions upon liquidation, winding-up and dissolution of the Corporation.

   "Series A Certificate of Designation" means the Certificate of Designation of the Series A Preferred Sock filed with the Secretary of State of the State of Delaware on the Issuance Date, as it may be amended from time to time.

   "Series A Preferred Stock" means the Series A Convertible Preferred Stock of the Corporation, the terms of which are set forth in the Series A Certificate of Designation.

   "Set Apart for Payment" means the Corporation shall have irrevocably deposited with a bank or trust company doing business in the Borough of Manhattan, the City of New York, and having a capital and surplus of at least $1,000,000,000 in trust for the exclusive benefit of the holders of shares of Series B Preferred Stock, funds sufficient to satisfy the Corporation's payment obligation.

   "Stated Amount" means $100 per share.

   "Subsidiary" of any Person means any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.

   "Surviving Person" means the continuing or surviving Person of a merger, consolidation or other corporate combination, the Person receiving a transfer of all or a substantial part of the properties and assets of the Corporation, or the Person consolidating with or merging into the Corporation in a merger, consolidation or other corporate combination in which the Corporation is the continuing or surviving Person, but in connection with which the Series B Preferred Stock or Common Stock of the Corporation is exchanged, converted or reinstated into the securities of any other Person or cash or any other property; provided, however, if such Surviving Person is a direct or indirect Subsidiary of a Person, the parent entity also shall be deemed to be a Surviving Person.

   "Trading Day" means a day on which the principal national securities exchange on which the Common Stock is quoted, listed or admitted to trading is open for the transaction of business or, if the Common Stock is not quoted, listed or admitted to trading on any national securities exchange (including the Nasdaq Stock Market), any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

   "Trading Price" per share of Common Stock on any date shall be the last sales price for the Common Stock reported on the Nasdaq Stock Market (or if the Common Stock is not then quoted thereon, then for the principal national securities exchange on which the Common Stock is listed or admitted to trading) or, if the Common Stock is not quoted on the Nasdaq Stock Market and is not listed or admitted to trading on any national securities exchange, in the over-the-counter market, as reported by NASDAQ or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors of the Corporation and reasonably acceptable to the Requisite Holders.

                  [Remainder of Page Intentionally Left Blank]

   IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series B Convertible Preferred Stock to be duly executed by its President and attested to by its Secretary and has caused its corporate seal to
be affixed hereto, this   day of      , 1999.

                                          Wyndham International, Inc.


                                          By: _________________________________
                                                         President

ATTEST:

By: _______________________________
             Secretary

                                                                         ANNEX E
                           MORGAN STANLEY DEAN WITTER
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 761-4000

                                                               February 27, 1999
Members of the Boards of Directors
Patriot American Hospitality, Inc.
Wyndham International, Inc.
1950 Stemmons Freeway, Suite 6000
Dallas, TX 75207

Members of the Boards:

   We understand that Patriot American Hospitality, Inc. ("Patriot"), Wyndham International, Inc. ("Wyndham" and, together with Patriot, the "Companies") and Apollo Real Estate Investment Fund III, L.P., Apollo Investment Fund IV, L.P. Thomas H. Lee Equity Fund IV, L.P., Thomas H. Lee Foreign Fund IV, L.P., Thomas
H. Lee Charitable Investment L.P., THL-CCI Limited Partnership, Beacon Private Equity, Inc. and Strategic Real Estate Investments I, L.L.C. (together, the "Investors") executed and delivered a Securities Purchase Agreement, dated as of February 18, 1999 (such agreement, together with all schedules, exhibits and annexes thereto, the "Purchase Agreement"), which provides, among other things, that (the following, collectively, the "Transactions"):

  (i) the Companies, Patriot American Hospitality Partnership, L.P. ("Patriot OP") and Wyndham International Operating Partnership L.P. ("Wyndham OP") will be restructured, and upon the completion of that restructuring, Wyndham will continue as a public company and Patriot will become a wholly owned subsidiary of Wyndham;

  (ii) the pairing and cooperation agreements between Wyndham and Patriot, and effective as of January 1, 1999, Patriot's status as a real estate investment trust will be terminated;

  (iii) Wyndham will make an offer (the "Wyndham OP Offer") to holders of common units and preferred units of Wyndham OP (collectively, the "Wyndham OP Units") to exchange each Wyndham OP Unit for a number of shares, to be determined by the parties, of newly issued Wyndham common stock, par value $0.01 per share, (the "Wyndham Common Stock", which term shall also refer collectively to Wyndham Class A Common Stock and the Wyndham Class B Common Stock (as each term is defined below), which shares of Wyndham Common Stock are currently paired and trade on the New York Stock Exchange as a single unit (such unit, the "Paired Common Stock") with shares of common stock of Patriot, par value $0.01 per share ("Patriot Common Stock"));

  (iv) Wyndham will make an offer (the "Wyndham Preferred Stock Offer") to holders of preferred stock, par value $0.01 per share (the "Wyndham Preferred Stock") to exchange each share of Wyndham Preferred Stock for a number of shares of newly issued Wyndham Common Stock to be determined by the parties;

  (v) Patriot will make an offer (the "Patriot OP Offer"; and together with the Wyndham OP Offer and the Wyndham Preferred Stock Offer, the "Exchange Offers") to holders of common units and preferred units of Patriot OP (collectively, the "Patriot OP Units") to exchange each Patriot OP Unit for a number of shares of newly issued Wyndham Common Stock to be determined by the parties;

  (vi) Patriot will seek the consent (the "Patriot OP Consent Solicitation") of the holders of more than 50% of the Patriot OP Units to amend the existing Patriot OP Partnership Agreement as set forth in Exhibit E-1 to the Securities Purchase Agreement;

  (vii) Wyndham will seek the consent (the "Wyndham OP Consent Solicitation") of the holders of more than 50% of the Wyndham OP Units to amend the existing Wyndham OP Partnership Agreement as set forth in Exhibit E-3 to the Securities Purchase Agreement;

  (viii) in the event of the effectiveness of the Patriot OP Consent Solicitation, Patriot OP will make a non-pro rata distribution (the "Patriot OP Distribution") of the voting stock of certain corporations held by Patriot OP to PAH LP, Inc., through which Patriot holds its limited partnership interest in Patriot OP, and there will be no adjustment to any limited partnership interests in Patriot OP by reason of the Patriot OP Distribution;

  (ix) Wyndham will form a wholly owned subsidiary ("Acquisition Sub") and, upon receipt of the requisite approval of holders of a majority of the shares of Patriot Common Stock, Acquisition Sub will merge (the "Merger") into Patriot, and each outstanding share of Patriot Common Stock and each outstanding share of preferred stock of Patriot, par value $0.01 per share (the "Patriot Preferred Stock"), will be exchanged for a number of shares of newly issued Wyndham Common Stock to be determined by the parties;

  (x) Wyndham will make a reverse stock split (the "Reverse Stock Split") with the effect that one share of Paired Common Stock immediately prior to the Merger will become one share of Wyndham Common Stock immediately following the Merger and the Reverse Stock Split;

  (xi) following the consummation of the Investment (as defined below), Wyndham may make a rights offering, in which holders of Wyndham Common Stock, Patriot Preferred Stock, Wyndham Preferred Stock, and, if the Patriot OP Consent Solicitation and the Wyndham OP Consent Solicitation are successful, Wyndham OP Units and Patriot OP Units will be offered the right to purchase up to $300 million in aggregate liquidation preference of Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), of Wyndham at par, which shares of Series A Preferred Stock will be convertible into shares of Class A Common Stock of Wyndham, par value $0.01 per share (the "Wyndham Class A Common Stock");

  (xii) subject to adjustment pursuant to Section 1.1 of the Purchase Agreement, the Investors will purchase (the "Investment") 10 million shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), of Wyndham for an aggregate purchase price of $1 billion, which shares of Series B Preferred Stock will be convertible into shares of Class B Common Stock of Wyndham, par value $0.01 per share (the "Wyndham Class B Common Stock"); and

  (xiii) the net proceeds of the Investment, taken together with the proceeds of any alternative financing approved by the Investors will be used to: (a) retire amounts due under various agreements under which the Companies are obligated to issue or deliver as collateral any of their equity securities; (b) repay indebtedness; (c) repay fees and reimbursements incurred in connection with the Transactions; and (d) fund general corporate activities.

   The terms and conditions of the Transactions are more fully set forth in the Purchase Agreement.

   You have asked for our opinion as to whether the Investment is fair from a financial point of view to the holders of Wyndham Common Stock and Patriot Common Stock. For purposes of the opinion set forth herein, we have:

  (i) reviewed certain publicly available financial statements and other information of the Companies;

  (ii) reviewed certain internal financial statements and other financial and operating data concerning the Companies prepared by the managements of the Companies;

  (iii) analyzed certain financial forecasts prepared by the managements of the Companies;

  (iv) discussed with senior executives of the Companies the past and current operations and financial condition and the prospects of the Companies;

  (v) reviewed certain alternatives to the Transactions, including an alternative transaction proposed by Hilton Hotels Corporation;

  (vi) reviewed the reported prices and trading activity for the Paired Common Stock;

  (vii) compared the financial performance of the Companies and the prices and trading activity of the Paired Common Stock with that of certain other comparable publicly-traded companies and their securities;

  (viii)reviewed the financial terms, to the extent publicly available, of transactions we deemed relevant;

  (ix) participated in discussions and negotiations among representatives of the Companies and the Investors and their financial and legal advisors;

  (x) discussed with the managements and legal advisors of the Companies the implications of the Companies' transformation from a real estate investment trust to a Subchapter C Corporation under the Internal Revenue Code of 1986, as amended (the "Code");

  (xi) reviewed the Purchase Agreement and certain related documents;

  (xii) reviewed the term of the outstanding debt obligations and forward equity commitments of the Companies; and

  (xiii) performed such other analyses as we have deemed appropriate.

   We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Companies. We have not made any independent valuation or appraisal of the assets or liabilities of the Companies, nor have we been furnished with any such appraisals. We have assumed that the Transactions set forth in the Purchase Agreement will be consummated in accordance with the terms set forth therein. We have assumed that the Transactions will result in Wyndham being classified as a Subchapter C Corporation under the Code. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   We have acted as financial advisor to the Independent Members of the Boards of Directors of the Companies and the Companies in connection with the Transactions and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Patriot, Wyndham and their affiliates and members of the Investors and have received fees for the rendering of these services.

   It is understood that this letter is for the information of the Members of the Boards of Directors of the Companies and may not be used for any other purpose without our prior written consent. In addition, this opinion does not in any manner address the price at which the Paired Common Stock or the Wyndham Common Stock will trade at any time. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of Patriot Common Stock or Wyndham Common Stock should vote at the stockholder's meetings in connection with the Transactions.

   Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Investment is fair from a financial point of view to the holders of Wyndham Common Stock and Patriot Common Stock.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                                    /s/ Mahmoud Mamdani
                                          By: _________________________________
                                                   Name: Mahmoud Mamdani
                                                 Title: Managing Director

                                                                         ANNEX F

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                          WYNDHAM INTERNATIONAL, INC.

                                      and

               WYNDHAM INTERNATIONAL ACQUISITION SUBSIDIARY INC.

                                      and

                       PATRIOT AMERICAN HOSPITALITY, INC.

                           Dated as of March 26, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

ARTICLE 1

     THE MERGER............................................................. F-1
     1.1   The Merger....................................................... F-1
     1.2   The Closing...................................................... F-1
     1.3   Effective Time................................................... F-2

ARTICLE 2

     CERTIFICATE OF INCORPORATION AND BYLAWS
      OF THE SURVIVING CORPORATION.......................................... F-2
     2.1   Charter.......................................................... F-2
     2.2   Bylaws........................................................... F-2

ARTICLE 3

     DIRECTORS OF THE SURVIVING CORPORATION................................. F-2
     3.1   Directors of Surviving Corporation............................... F-2

ARTICLE 4

     EXCHANGE OF STOCK...................................................... F-2
     4.1   Wyndham Common Stock............................................. F-2
     4.2   Outstanding Common Stock of Acquisition Sub...................... F-2
     4.3   Conversion of Patriot Stock...................................... F-3
     4.4   Exchange of Certificates Representing Patriot Common Stock and
          Patriot Preferred Stock........................................... F-4
     4.5   Return of Exchange Fund.......................................... F-6
     4.6   Lost or Stolen Certificates...................................... F-6

ARTICLE 5

     REPRESENTATIONS AND WARRANTIES OF PATRIOT.............................. F-6
     5.1   Existence; Good Standing; Authority.............................. F-6
     5.2   Authorization, Validity and Effect of Agreements................. F-7
     5.3   Consents and Approvals: No Violations............................ F-7
     5.4   Termination of Ownership Limitation.............................. F-7

ARTICLE 6

     REPRESENTATIONS AND WARRANTIES
      OF WYNDHAM AND ACQUISITION SUB........................................ F-7
     6.1   Existence; Good Standing; Authority; Compliance With Law......... F-8
     6.2   Authorization, Validity and Effect of Agreements................. F-8
     6.3   Consents and Approvals: No Violations............................ F-8
     6.4   Issuance of Wyndham Common Stock................................. F-9


ARTICLE 7

     COVENANTS.............................................................  F-9
     7.1   Meetings of Patriot and Wyndham Stockholders....................  F-9
     7.2   Filings: Other..................................................  F-9
     7.3   Proxy Statement; Registration Statement.........................  F-9
     7.4   Listing Application............................................. F-10
     7.5   Further Action.................................................. F-10
     7.6   Affiliates of Patriot........................................... F-10
     7.7   Expenses........................................................ F-11
     7.8   Indemnification................................................. F-11

                                     F-(i)

ARTICLE 8

     CONDITIONS.......................................................... F-11
     8.1   Conditions to Each Party's Obligation to Effect the Merger.... F-11
     8.2   Conditions to Obligations of Patriot to Effect the Merger..... F-12
     8.3   Conditions to Obligation of Wyndham and Acquisition Sub to
      Effect the Merger.................................................. F-12

ARTICLE 9

     TERMINATION; AMENDMENT; WAIVER........................................ F-13
     9.1   Termination..................................................... F-13
     9.2   Effect of Termination........................................... F-14
     9.3   Extension; Waiver............................................... F-14

ARTICLE 10

     GENERAL PROVISIONS ................................................... F-14
     10.1  Nonsurvival of Representations, Warranties and Agreements....... F-14
     10.2  Notices......................................................... F-14
     10.3  Assignment; Binding Effect; Benefit............................. F-14
     10.4  Entire Agreement................................................ F-15
     10.5  Amendment....................................................... F-15
     10.6  Governing Law................................................... F-15
     10.7  Counterparts.................................................... F-15
     10.8  Headings........................................................ F-15
     10.9  Interpretation.................................................. F-15
     10.10 Waivers......................................................... F-15
     10.11 Exclusive Jurisdiction.......................................... F-15
     10.12 Severability.................................................... F-15
     10.13 Enforcement of Agreement........................................ F-15
     10.14 Certain Definitions............................................. F-16

                                     F-(ii)

                          AGREEMENT AND PLAN OF MERGER

  This AGREEMENT AND PLAN OF MERGER (this "Agreement"), is made and entered into as of March 26, 1999, by and among Wyndham International, Inc., a Delaware corporation ("Wyndham"), Wyndham International Acquisition Subsidiary Inc., a Delaware corporation and a wholly owned subsidiary of Wyndham ("Acquisition Sub"), and Patriot American Hospitality, Inc., a Delaware corporation ("Patriot").

                                    RECITALS

  WHEREAS, the boards of directors of Wyndham, Acquisition Sub and Patriot have each determined that it is advisable and in the best interests of their respective stockholders to have approved and consummated the business combination transaction provided for herein in which Acquisition Sub would merge with and into Patriot and Patriot would become a wholly-owned subsidiary of Wyndham (the "Merger");

  WHEREAS, the boards of directors of Wyndham, Acquisition Sub and Patriot, respectively, have determined that the Merger is in the best interests of their respective companies and shareholders and accordingly have agreed to effect the transactions provided for herein upon the terms and subject to the conditions set forth herein;

  WHEREAS, the boards of directors of Wyndham and Patriot, respectively, have determined that Wyndham and Patriot should each effectuate a one-for-twenty reverse stock split (the "Reverse Stock Splits") of their respective common stock; and

  WHEREAS, Wyndham, Acquisition Sub and Patriot desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

  NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                   THE MERGER

  1.1 The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereinafter defined), Acquisition Sub shall be merged with and into Patriot in accordance with this Agreement, and the separate corporate existence of Acquisition Sub shall thereupon cease. Patriot shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation"). The Merger shall have the effects specified in
Section 259 of the Delaware General Corporation Law (the "DGCL").

  1.2 The Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date specified by the parties that is prior to or the same as the day of the closing of the sale by Wyndham of shares of preferred stock (the "Investment Transaction") pursuant to that Securities Purchase Agreement dated February 18, 1999, by and among Patriot, Wyndham, Patriot American Hospitality, L.P., Wyndham International Operating Partnership, L.P. and the investors party thereto (the "Investment Agreement"), subject to the satisfaction or waiver of the conditions set forth in Article 8 herein, unless another time or date is agreed to by the parties hereto. Unless the parties shall otherwise agree, the parties shall use their reasonable best efforts to cause the Closing to occur as soon as possible after the meetings of the stockholders held pursuant to
Section 7.1. The Closing will be held at the offices of Goodwin, Procter & Hoar, 599 Lexington Avenue, New York, NY, unless another place is agreed to by the parties hereto. The date on which the Closing occurs is hereinafter referred to as the "Closing Date."

  1.3 Effective Time. If all of the conditions to the Merger set forth in
Article 8 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated as provided in Article 9, then, on or after the Closing Date but prior to the closing of the Investment Transaction, the parties hereto shall cause a Certificate of Merger satisfying the requirements of the DGCL (the "Certificate of Merger") to be properly executed, verified and delivered for filing in accordance with the DGCL. The Merger shall become effective at or immediately prior to such closing or at such other time which the parties hereto shall have agreed upon and designated in such filing in accordance with applicable law as the effective time of the Merger (the "Effective Time"). The date on which the Effective Time occurs is hereinafter referred to as the "Effective Date".

                                   ARTICLE 2

                    CERTIFICATE OF INCORPORATION AND BYLAWS
                          OF THE SURVIVING CORPORATION

  2.1 Charter. The Amended and Restated Certificate of Incorporation of Patriot in effect immediately prior to the Effective Time (the "Patriot Certificate") shall be the certificate of incorporation of the Surviving Corporation, until duly amended in accordance with applicable law (the "Surviving Corporation Certificate").

  2.2 Bylaws. The bylaws of Patriot in effect immediately prior to the Effective Time (the "Patriot Bylaws") shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable law (the "Surviving Corporation Bylaws").

                                   ARTICLE 3

                     DIRECTORS OF THE SURVIVING CORPORATION

  3.1 Directors of Surviving Corporation. The directors of Patriot immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate and the Surviving Corporation Bylaws.

                                   ARTICLE 4

                               EXCHANGE OF STOCK

  4.1 Wyndham Common Stock. At or about the Effective Time, the Amended and Restated Certificate of Incorporation of Wyndham (the "Wyndham Certificate") shall be further amended and restated (the "Wyndham Charter Amendment") so that, among other things, each share of Wyndham common stock, par value $0.01 per share (the "Wyndham Common Stock"), issued and outstanding immediately prior to the effectiveness of the Wyndham Charter Amendment will be automatically converted into and become one share of Wyndham Class A common stock, par value $0.01 per share ("Wyndham Class A Common Stock"). If the Wyndham Charter Amendment becomes effective before the Effective Time, then all references in this Agreement to "Wyndham Common Stock" shall be deemed to refer after the Effective Time to "Wyndham Class A Common Stock".

  4.2 Outstanding Common Stock of Acquisition Sub. At or prior to the Effective Time, each share of common stock of Acquisition Sub outstanding immediately prior to the Effective Time shall be converted into and become one share of the common stock of the Surviving Corporation.

  4.3 Conversion of Patriot Stock.

  (a) At the Effective Time, each share of Patriot common stock, par value $0.01 per share (the "Patriot Common Stock"), issued and outstanding immediately prior to the Effective Time (other than those shares of Patriot Common Stock to be canceled pursuant to Section 4.3(e)) shall, by virtue of the Merger and without any action on the part of Patriot or Wyndham or the holders of any of the securities of any of such corporations, be converted into nineteen (19) shares of Wyndham Common Stock (the "Exchange Ratio"). At the Effective Time, each fractional share of Patriot Common Stock issued and outstanding immediately prior to the Effective Time (other than those fractional shares of Patriot Common Stock to be canceled pursuant to Section 4.3(e)) shall, by virtue of the Merger and without any action on the part of Patriot or Wyndham or the holders of any of the securities of any of such corporations, be converted into the number of shares of Wyndham Common Stock determined by multiplying such fraction by nineteen (19). References hereafter in this Article 4 to shares of Patriot Common Stock shall be deemed to include fractional shares of Patriot Common Stock.

   (b) At the Effective Time, each share of Patriot Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than those shares of Series A Preferred Stock to be canceled pursuant to Section 4.3(e) and other than Dissenting Shares (as hereinafter defined in Section 4.3(g)) shall, by virtue of the Merger and without any action on the part of Patriot or Wyndham or the holders of any of the securities of either such corporation, be converted into the right to receive one (1) share of Wyndham Common Stock.

   (c) At the Effective Time, each share of Patriot Series B Cumulative Perpetual Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock" and, collectively with the Series A Preferred Stock, the "Patriot Preferred Stock"), issued and outstanding immediately prior to the Effective Time (other than those shares of Series B Preferred Stock to be canceled pursuant to Section 4.3(e) and other than Dissenting Shares shall by virtue of the Merger and without any action on the part of Patriot or Wyndham or the holders of any of the securities of either such corporation, be converted into the right to receive, without interest thereon, $25.00 in cash, plus all accrued and unpaid dividends thereon to the Effective Date (the "Series B Cash Consideration"). The term "Merger Consideration" shall mean the shares of Wyndham Common Stock to be issued to the holders of Patriot Common Stock and to the holders of Series A Preferred Stock, as well as the Series B Cash Consideration to be paid to the holders of Series B Preferred Stock, in the Merger.

   (d) As a result of the Merger and without any action on the part of the holders thereof, all shares of Patriot Common Stock and Patriot Preferred Stock shall cease to be outstanding, shall be canceled and retired and shall cease to exist and each holder of a certificate (a ACertificate, and collectively, the "Certificates") representing any shares of Patriot Common Stock or Patriot Preferred Stock (other than those shares of Patriot Common Stock or Patriot Preferred Stock to be canceled pursuant to Section 4.3(e) and other than Dissenting Shares) shall thereafter cease to have any rights with respect to such shares of Patriot Common Stock and Patriot Preferred Stock, except the right to receive, without interest, the Merger Consideration in accordance with Sections 4.3(a), 4.3(b) and 4.3(c) and dividends payable in accordance with
Section 4.4(c) with respect to shares of Patriot Common Stock and Series A Preferred Stock, upon the surrender of such Certificate.

   (e) Each share, if any, of Patriot Common Stock or Patriot Preferred Stock issued and held in Patriot's treasury or owned by Wyndham or Acquisition Sub immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of Patriot or Wyndham or the holders of any of the securities of either such corporation, shall cease to be outstanding, shall be canceled and retired and shall cease to exist and no payment of any consideration shall be made with respect thereto.

   (f) At the Effective Time, Patriot's obligations with respect to each stock option to buy paired shares consisting of Patriot Common Stock and Wyndham Common Stock (collectively, the "Existing Options") outstanding immediately prior to the Effective Time shall be assumed by Wyndham (the "Assumed Options"). The Assumed Options shall continue to have, and be subject to, the same terms and conditions as set forth in the Existing Options and Patriot's and Wyndham's applicable stock option plans (as in effect immediately prior to the Effective Time) pursuant to which the Existing Options were issued, provided that (i) all references to Patriot shall be deemed to be references to Wyndham and all references to paired shares shall be deemed to be references to Wyndham Common Stock, (ii) each Assumed Option shall be exercisable for that number of shares of Wyndham Common Stock equal to the number of paired shares covered by the Existing Option immediately prior to the Reverse Stock Splits becoming effective and (iii) the exercise price per share under each Assumed Option shall be equal to the exercise price per paired share of Patriot Common Stock and Wyndham Common Stock under the Existing Option immediately prior to the Reverse Stock Splits becoming effective. Wyndham shall (A) reserve for issuance the number of shares of Wyndham Common Stock that will become issuable upon the exercise of such Assumed Options pursuant to this Section 4.3(f) and (B) promptly after the Effective Time, issue to each holder of an outstanding Existing Patriot Option a document evidencing the assumption by Wyndham of Patriot's obligations with respect thereto under this Section 4.3(f).

    (g) Notwithstanding any provision of this Agreement to the contrary, shares of Patriot Preferred Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such shares of Patriot Preferred Stock in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into or exchangeable for the right to receive any portion of the Merger Consideration. Such stockholders shall instead be entitled to receive payment of the appraised value of such Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders of Series A Preferred Stock who have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under Section 262 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without interest, the shares of Wyndham Common Stock as set forth in Section 4.3(b) and any dividends payable in accordance with Section 4.4(c) upon the surrender of the Certificate representing said shares of Series A Preferred Stock, and except that all Dissenting Shares held by stockholders of Series B Preferred Stock who have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under Section 262 shall thereupon be deemed to have converted into and to have become exchangeable for, as of the Effective Time, the right to receive, without interest, the Series B Cash Consideration in accordance with Section 4.3(c).

   Patriot shall give Wyndham (i) notice of any demands for appraisal received by Patriot, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and received by Patriot and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Patriot shall not, except with the prior written consent of Wyndham, make any payment with respect to demands for appraisal or offer to settle any such demands.

  4.4 Exchange of Certificates Representing Patriot Common Stock and Patriot Preferred Stock.

    (a) As of the Effective Time, (i) Wyndham shall deposit, or shall cause to be deposited, with an exchange agent selected by Wyndham on or prior to the Effective Time (the "Exchange Agent"), for the benefit of the holders of shares of Patriot Common Stock and Patriot Preferred Stock, for exchange in accordance with this Article 4, a certificate or certificates representing the shares of Wyndham Common Stock to be issued to the holders of Patriot Common Stock and Series A Preferred Stock pursuant to Sections 4.3(a) and 4.3(b), and the cash to be paid to the holders of Series B Preferred Stock pursuant to Section 4.3(c), in exchange for outstanding shares of Patriot Common Stock and Patriot Preferred Stock (such certificates for shares of Wyndham Common Stock to be issued to the holders of Patriot Common Stock and Series A Preferred Stock and the cash to be paid to the holders of Series B Preferred Stock shall hereinafter be referred to as the "Exchange Fund").

    (b) Promptly after the Effective Time, the parties hereto shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Wyndham may reasonably specify and
(ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Wyndham Common Stock with respect to the holders of Patriot Common Stock and Series A Preferred Stock, and the cash to be paid with respect to the holders of Series B Preferred Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent and delivery of such letter of transmittal, duly executed and completed in accordance with the instructions thereto to the Exchange Agent, the holder of
(a) a Certificate representing shares of Patriot Common Stock or Series A Preferred Stock shall be entitled to receive in exchange therefor a certificate representing the number of shares of Wyndham Common Stock to which such holder shall be entitled (including the number, if any, of shares of Wyndham Common Stock represented by the Certificate), and a check for the amount of any dividends or distributions, pursuant to Section 4.4(c), if any, after giving effect to any required withholding tax, and (b) a Certificate representing shares of Series B Preferred Stock shall be entitled to receive in exchange therefor payment of the Series B Cash Consideration, and in each such case the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the dividends or distributions, if any, due and payable to holders of Certificates of Patriot Common Stock or Series A Preferred Stock pursuant to this Section 4.4. In the event of a transfer of ownership of Patriot Common Stock or Series A Preferred Stock which is not registered in the stock transfer records of Patriot, a certificate representing the proper number of shares of Wyndham Common Stock, together with a check, to the extent applicable, for the amount of any dividends or distributions, if any, due and payable pursuant to Section 4.4(c), may be issued to such a transferee if the Certificate representing shares of such Patriot Common Stock or Series A Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. In the event of a transfer of ownership of Series B Preferred Stock which is not registered in the stock transfer records of Patriot, the Series B Cash Consideration may be paid to such transferee if the Certificate representing shares of such Series B Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

    (c) Notwithstanding any other provisions of this Agreement, dividends or other distributions on shares of Wyndham Common Stock after the Effective Time with respect to any shares of Patriot Common Stock or Series A Preferred Stock represented by a Certificate that has not been surrendered for exchange shall be paid only as provided herein. Following surrender of any such Certificate, the holder thereof shall be entitled, subject to the provisions and effect of applicable abandoned property, escheat or similar laws, to receive for the shares of Wyndham Common Stock issued in exchange therefor, without interest,
(i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such shares of Wyndham Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares of Wyndham Common Stock, less the amount of any withholding taxes which may be required thereon.

    (d) At and after the Effective Time, there shall be no transfers on the stock transfer books of Patriot of the shares of Patriot Common Stock or Patriot Preferred Stock which were outstanding immediately prior to the Effective Time and if, after the Effective Time, Certificates are presented for transfer, they shall be canceled against delivery of the Merger Consideration as hereinabove provided.

    (e) All Merger Consideration issued or paid, or deemed to be issued or paid, as the case may be, upon the surrender for exchange of Certificates representing shares of Patriot Common Stock or Patriot Preferred Stock in accordance with the terms of this Article 4 or otherwise shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Patriot Common Stock or Patriot Preferred Stock exchanged for the Merger Consideration theretofore represented by such Certificates.

    (f) Notwithstanding anything in this Section 4.4 to the contrary, Wyndham at its option may decide to waive the requirement that the holders of Patriot Common Stock submit the Certificates therefor to the Exchange Agent, in which event Wyndham shall not have any obligations under Section 4.4(a), Section 4.4(b) or Section 4.5, and such holders shall not have any obligations under
Section 4.4(b), with respect to shares of Patriot Common Stock or the Certificates representing any such shares, and the Merger Considerations with respect thereto shall be deemed to have been issued and paid to such holders at the Effective Time.

   4.5 Return of Exchange Fund. Any portion of the Exchange Fund (including any cash payable to the holders of Series B Preferred Stock and any shares of Wyndham Common Stock issuable to the holders of Patriot Common Stock and Series A Preferred Stock) that remains unclaimed by the former stockholders of Patriot one year after the Effective Time shall be distributed as follows: any cash for shares of Series B Preferred Stock and any shares of Wyndham Common Stock for Patriot Common Stock and Series A Preferred Stock shall be returned to Wyndham (provided that Wyndham shall issue said shares or pay such cash in accordance with this Article 4 to former stockholders of Patriot who thereafter surrender their Certificates), subject to the provisions and effect of applicable abandoned property, escheat or similar laws. Any former stockholders of Patriot who have not theretofore complied with this Article 4 shall thereafter look only to Wyndham for issuance of that portion of their shares of Wyndham Common Stock or payment of that portion of their cash, as the case may be, as determined pursuant to this Agreement, without any interest thereon. None of Wyndham, Patriot, the Exchange Agent or any other person shall be liable to any former holder of shares of Patriot Common Stock or Patriot Preferred Stock for any shares of stock or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

   4.6 Lost or Stolen Certificates. In the event (i) any Certificate representing shares of Patriot Common Stock or Series A Preferred Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Wyndham, the posting by such person of a bond in such reasonable amount as Wyndham may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or Wyndham will issue in exchange for such lost, stolen or destroyed Certificate, a certificate representing the shares of Wyndham Common Stock to which such person is entitled under Section 4.4(b) and, if and to the extent applicable, dividends and distributions payable pursuant to Section 4.4(c) and (ii) any Certificate representing shares of Series B Preferred Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Wyndham, the posting by such person of a bond in such reasonable amount as Wyndham may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or Wyndham will issue in exchange for such lost, stolen or destroyed Certificate the Series B Cash Consideration in accordance with Sections 4.3(c) and 4.4(b).

                                   ARTICLE 5

                   REPRESENTATIONS AND WARRANTIES OF PATRIOT

   Patriot represents and warrants to Wyndham and Acquisition Sub as follows:

   5.1 Existence; Good Standing; Authority.

    (a) Patriot is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware. Patriot is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the business, assets, prospects, results of operations or financial condition of Patriot and the Patriot Subsidiaries (as hereinafter defined) taken as a whole (a "Patriot Material Adverse Effect"). Patriot has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

    (b) True, correct and complete copies of the Patriot Certificate and the Patriot Bylaws and all other organizational documents (and all amendments thereto) of Patriot have previously been delivered to Wyndham.

   5.2 Authorization, Validity and Effect of Agreements. Patriot has the requisite power and authority to enter into and perform the transactions contemplated hereby and to execute and deliver this Agreement. The board of directors of Patriot has unanimously approved this Agreement, the Merger and the other transactions contemplated by this Agreement and has resolved to recommend that the holders of Patriot Common Stock and Series A Preferred Stock adopt and approve this Agreement at the Patriot stockholders= meeting to be held in accordance with the provisions of Section 7.1 hereof. The execution by Patriot of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of Patriot, subject only to the approval of this Agreement by a majority of the votes entitled to be cast by the holders of the outstanding Patriot Common Stock and Series A Preferred Stock voting as a single class. This Agreement constitutes the valid and legally binding obligations of Patriot, enforceable against Patriot in accordance with its terms.

   5.3 Consents and Approvals; No Violations. Except as previously disclosed to Wyndham, neither the execution, performance and delivery by Patriot of this Agreement nor the consummation by Patriot of the transactions contemplated by this Agreement in accordance with its terms, will: (i) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the Patriot Certificate, the Patriot Bylaws, or any other organizational documents of Patriot or any Patriot Subsidiary; (ii) result in a breach or violation of, a default under, or the triggering of any payment or other material obligation pursuant to, or accelerate vesting under, any stock option plan, or option issued by, Patriot or any Patriot Subsidiary, or any grant or award under any of the foregoing; (iii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Patriot or any Patriot Subsidiary under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Patriot or any Patriot Subsidiary is a party, or by which Patriot or any Patriot Subsidiary or any of their properties is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not have a Patriot Material Adverse Effect and would not prevent or delay the consummation of the transactions contemplated hereby; or (iv) other than the filings provided for in Article 1 of this Agreement or required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the" HSR Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act or applicable state securities and "blue sky" laws (collectively, the "Regulatory Filings"), require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority would not have a Patriot Material Adverse Effect and would not prevent or delay the consummation of the transactions contemplated hereby.

   5.4 Termination of Ownership Limitation. In order to permit Wyndham to acquire all of the Patriot Common Stock and Patriot Preferred Stock pursuant to the Merger, Patriot's board of directors has voted, effective immediately prior to the Effective Time, to provide that the Restriction Termination Date (as such term is defined in the Patriot Certificate) shall be deemed to have occurred on the business day prior to the Effective Date.

                                   ARTICLE 6

                         REPRESENTATIONS AND WARRANTIES
                         OF WYNDHAM AND ACQUISITION SUB

   Wyndham and Acquisition Sub represent and warrant to Patriot as follows:

   6.1 Existence; Good Standing; Authority; Compliance With Law.

    (a) Wyndham is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Wyndham is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so licensed or qualified could not have a material adverse effect on the business, assets, prospects, results of operations or financial condition of Wyndham and the Wyndham Subsidiaries (as hereinafter defined) taken as a whole (a "Wyndham Material Adverse Effect"). Wyndham has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

    (b) True, correct and complete copies of the Wyndham Certificate and bylaws and the Certificate of Incorporation and bylaws of Acquisition Sub and all other organizational documents (and all amendments thereto) of Wyndham and Acquisition Sub have previously been delivered to Patriot.

   6.2 Authorization, Validity and Effect of Agreements. Each of Wyndham and Acquisition Sub has the requisite power and authority to enter into the transactions contemplated hereby and to execute and deliver this Agreement. The boards of directors of Wyndham and Acquisition Sub have unanimously approved this Agreement, the Merger, and the other transactions contemplated by this Agreement. The execution by Wyndham and Acquisition Sub of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of Wyndham and Acquisition Sub, respectively. This Agreement constitutes the valid and legally binding obligations of Wyndham and Acquisition Sub, respectively, enforceable against Wyndham and Acquisition Sub, respectively, in accordance with its terms.

   6.3 Consents and Approvals; No Violations. Except as previously disclosed to Patriot, neither the execution, performance and delivery by Wyndham or Acquisition Sub of this Agreement nor the consummation by Wyndham or Acquisition Sub of the transactions contemplated by this Agreement in accordance with its terms, will: (i) violate, conflict with or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under the Wyndham Certificate or the Certificate of Incorporation of Acquisition Sub or the bylaws of either Wyndham or Acquisition Sub, respectively, or any other organizational documents of Wyndham or Acquisition Sub or any Wyndham Subsidiary; (ii) result in a breach or violation of, a default under, the triggering of any payment or other material obligation pursuant to, or accelerate vesting under, any stock option plan of, or option issued by, Wyndham or any Wyndham Subsidiary, or any grant or award under any of the foregoing; (iii) violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Wyndham or any Wyndham Subsidiary under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Wyndham or any Wyndham Subsidiary is a party, or by which Wyndham or any Wyndham Subsidiary or any of their properties is bound or affected, except for any of the foregoing matters which, individually or in the aggregate, would not have a Wyndham Material Adverse Effect and would not prevent or delay the consummation of the transactions contemplated hereby; or (iv) other than the Regulatory Filings, require any consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, except where the failure to obtain any such consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority would not have a Wyndham Material Adverse Effect and would not prevent or delay the consummation of the transactions contemplated hereby.

   6.4 Issuance of Wyndham Common Stock. The shares of Wyndham Common Stock that are to be issued to the stockholders of Patriot Common Stock and Series A Preferred Stock pursuant to the Merger have been duly authorized and, when so issued in accordance with the terms hereof, shall be validly issued and outstanding, fully paid and non-assessable, with no personal liability attaching to the ownership thereof.

                                   ARTICLE 7

                              COVENANTS ARTICLE 7

   7.1 Meetings of Patriot and Wyndham Stockholders. Promptly following execution of this Agreement, each of Patriot and Wyndham will take all action necessary in accordance with applicable law, their respective certificates of incorporation and bylaws and the Investment Agreement to convene a meeting of their respective stockholders as promptly as practicable to consider and vote, in the case of Patriot, upon the approval of this Agreement and the consummation of the transactions contemplated hereby and, in the case of Wyndham, upon the issuance of Wyndham Common Stock as provided for in this Agreement (the "Share Issuance"). The joint proxy statement/prospectus to be used by each of Patriot and Wyndham for their respective stockholders' meetings (the "Proxy Statement") shall contain the recommendation of the boards of directors of Patriot and Wyndham that their respective stockholders approve, in the case of Patriot, this Agreement and the consummation of the transactions contemplated hereby and, in the case of Wyndham, the Share Issuance. Each of Patriot and Wyndham, subject to and in accordance with applicable law, shall use its reasonable best efforts to obtain such approval, including without limitation, by timely mailing the Proxy Statement contained in the Form S-4 (as hereinafter defined) to their respective stockholders.

   7.2 Filings; Other Action. Subject to the terms and conditions herein provided, Patriot, Wyndham and Acquisition Sub shall: (a) to the extent required, promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, the Commonwealth of Puerto Rico and foreign jurisdictions and any third parties in connection with the execution and delivery of this Agreement and consummation of the transactions contemplated by this Agreement and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (c) use all reasonable best efforts to obtain in writing any consents required from third parties to effectuate the Merger and the transactions contemplated hereby, in form and substance reasonably satisfactory to each of Wyndham, Acquisition Sub and Patriot; and (d) use all reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of Wyndham, Acquisition Sub and Patriot shall take all such necessary action.

   7.3 Proxy Statement; Registration Statement. Wyndham, Acquisition Sub and Patriot shall prepare and file with the SEC (with appropriate requests for confidential treatment, unless the parties hereto otherwise agree) under the Exchange Act, the Proxy Statement and forms of proxies relating to the stockholders' meetings of Patriot and Wyndham and the votes of the stockholders, in the case of Patriot, with respect to this Agreement and, in the case of Wyndham, with respect to the Share Issuance, and promptly after clearance by the SEC of the Proxy Statement, Wyndham shall prepare and thereafter file with the SEC under the Securities Act a registration statement on Form S-4 (such registration statement, together with any amendments or supplements thereto, the "Form S-4"), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Wyndham Common Stock to be distributed to the stockholders of Patriot Common Stock and Series A Preferred Stock in the Merger (being referred to herein collectively as the "Registered Securities"). Wyndham, Acquisition Sub and Patriot will cause the Proxy

Statement and, in the case of Wyndham, the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Each of Wyndham and Acquisition Sub, on the one hand, and Patriot, on the other hand, shall furnish all information about itself and its business and operations and all necessary financial information to the other as the other may reasonably request in connection with the preparation of the Proxy Statement and the Form S-4. Wyndham shall use its reasonable best efforts, and Patriot will cooperate with it, to have the Form S-4 declared effective by the SEC as promptly as practicable (including clearing the Proxy Statement with the SEC). Each of Wyndham, Acquisition Sub and Patriot agrees promptly to correct any information provided by it for use in the Proxy Statement and the Form S-4 if and to the extent that such information shall have become false or misleading in any material respect, and each of the parties hereto further agrees to take all steps necessary to amend or supplement the Proxy Statement and, in the case of Wyndham, the Form S-4, and to cause, in the case of Patriot, Wyndham and Acquisition Sub, the Proxy Statement and, in the case of Wyndham, the Form S-4, as so amended or supplemented to be filed with the SEC and to be disseminated to Patriot's and Wyndham's stockholders, in each case as and to the extent required by applicable federal and state securities laws and the DGCL. Each of Wyndham, Acquisition Sub and Patriot agrees that the information provided by it for inclusion in the Proxy Statement or the Form S-4 and each amendment or supplement thereto, at the time of mailing thereof, will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Wyndham, Acquisition Sub and Patriot will advise the other parties, and deliver copies (if any) to them, promptly after receipt thereof, of (i) any request by or correspondence or communication from the SEC with respect to the Proxy Statement or the Form S-4, (ii) any responses thereto and (iii) notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, and the suspension of the qualification of the Registered Securities for offering or sale in any jurisdiction.

   7.4 Listing Application. Wyndham, Acquisition Sub and Patriot shall cooperate and promptly prepare and submit to the New York Stock Exchange (the "NYSE") all reports, applications and other documents that may be necessary or desirable to enable all of the shares of Wyndham Common Stock that will be outstanding or will be reserved for issuance at the Effective Time to be listed for trading on the NYSE.

   7.5 Further Action. Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may reasonably be required to effect the Merger and the transactions contemplated by this Agreement.

   7.6 Affiliates of Patriot.

   (a) At least 30 days prior to the Closing Date, Patriot shall deliver to Wyndham and Acquisition Sub a list of names and addresses of those persons who were, in Patriot's reasonable judgment, at the record date for its stockholders= meeting to approve this Agreement, "affiliates" (each such person, an "Affiliate") of Patriot within the meaning of Rule 145. Patriot shall provide Wyndham and Acquisition Sub such information and documents as Wyndham and Acquisition Sub shall reasonably request for purposes of reviewing such list. Patriot shall use its reasonable best efforts to deliver or cause to be delivered to Wyndham and Acquisition Sub, prior to the Closing Date, from each of the Affiliates of Patriot identified in the foregoing list, an affiliate letter in the form previously approved by the parties hereto. Wyndham and Acquisition Sub shall be entitled to place legends as specified in such affiliate letters on the certificates evidencing any shares of Wyndham Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the shares of Wyndham Common Stock, consistent with the terms of such affiliate letters.

   (b) Wyndham shall file the reports required to be filed by it under the Exchange Act and the rules and regulations adopted by the Securities and Exchange Commission (the "SEC") thereunder, and shall take such further action as any Affiliate of Patriot may reasonably request, all to the extent required from time to time to enable such Affiliate to sell the shares of Wyndham Common Stock received by such Affiliate, if any, in the Merger without registration under the Securities Act pursuant to (i) Rule 145(d)(1) or (ii) any successor rule or regulation thereto hereafter adopted by the SEC.

   7.7 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except that (a) the filing fees in connection with the filing of the Proxy Statement and the Form S-4 with the SEC, (b) the filing fee in connection with the listing of the shares of Wyndham Common Stock on the NYSE, if any, (c) the expenses incurred for printing the Form S-4 and the Proxy Statement and (d) the filing fee in connection with the filing(s), if any, under the HSR Act, shall be shared equally by Patriot, on the one hand, and Wyndham and Acquisition Sub, on the other hand. All costs and expenses for professional services rendered in connection with the transactions contemplated by this Agreement including, but not limited to, legal services, will be paid by each party incurring such costs and expenses.

   7.8 Indemnification.

    (a) Wyndham and Acquisition Sub agree that all rights to indemnification existing in favor, and all limitations on the personal liability, of a director or officer of Patriot or any Patriot Subsidiary (any such person or entity, an "Indemnified Party") provided for in the Patriot Certificate or the Patriot Bylaws or the charter or bylaws or similar organizational documents of any of the Patriot Subsidiaries, if and to the extent applicable, as in effect as of the date hereof with respect to matters occurring prior to the Effective Time shall (i) survive the Merger and (ii) continue in full force and effect for a period of not less than six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a "Claim") asserted or made within such period shall continue until the disposition of such Claim. At or prior to the Effective Time, Wyndham shall purchase or keep in effect directors' and officers' liability insurance coverage for Patriot's directors and officers in a form reasonably acceptable to Patriot which shall provide such directors and officers with so-called tail or other coverage for six (6) years following the Effective Time of not less than the existing coverage under, and have other terms not substantially less favorable to the insured persons than, the directors' and officers' liability insurance coverage presently maintained by Patriot.

    (b) This Section 7.8 is intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties (as contemplated by Section 10.3) and shall be binding on all successors and assigns of Wyndham and the Surviving Corporation. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 7.8. The provisions for indemnification contained in this Section 7.8 are not intended to be exclusive and are without prejudice to any other rights to indemnification or advancement of funds which any Indemnified Party may otherwise have.

    (c) In the event Wyndham, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Wyndham or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.8.

                                   ARTICLE 8

                                   CONDITIONS

   8.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger and the other transactions contemplated herein shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, any or all of which may be waived, in whole or in part by the parties hereto, to the extent permitted by applicable law:

    (a) Stockholder Approvals. This Agreement shall have been approved by the requisite vote of the stockholders of Patriot, and the Share Issuance shall have been approved by the requisite vote of the stockholders of Wyndham.

    (b) HSR Act. The waiting period with respect to consummation of the Merger under the HSR Act, if applicable, shall have expired or been terminated.

    (c) No Injunctions or Restraints. None of the parties hereto shall be subject to any order, ruling or injunction of a court of competent jurisdiction which prohibits consummation of the transactions contemplated by this Agreement. In the event any such order, ruling or injunction shall have been issued, each party agrees to use its reasonable best efforts to have any such order, ruling or injunction lifted, stayed or reversed.

    (d) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC, and no proceedings for that purpose shall have been initiated or, to the knowledge of Wyndham, Acquisition Sub or Patriot, threatened by the SEC.

    (e) Listing. Wyndham shall have obtained the approval for the listing of the shares of Wyndham Common Stock issuable in the Merger on the NYSE, subject to official notice of issuance.

    (f) Reverse Stock Splits. The Reverse Stock Splits for the Patriot Common Stock and the Wyndham Common Stock shall have been approved by the requisite votes of the stockholders of Patriot and Wyndham, respectively, and shall have become effective.

    (g) Wyndham Preferred Stock. No shares of Wyndham's Series A Preferred Stock, par value $.0l per share, or Wyndham's Series B Preferred Stock, par value $.0l per share, shall be outstanding.

   8.2 Conditions to Obligations of Patriot to Effect the Merger. The obligation of Patriot to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by Patriot:

    (a) Representations and Warranties. Each of the representations and warranties of Wyndham and Acquisition Sub contained in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects as though made on and as of the Closing Date except for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date.

    (b) Performance of Obligations. Wyndham and Acquisition Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Wyndham or Acquisition Sub at or prior to the Closing.

    (c) Certificate from Officers. Each of Wyndham and Acquisition Sub shall have delivered to Patriot a certificate of its respective President, Treasurer or Chief Financial Officer dated the Closing Date to the effect that the statements set forth in paragraphs (a) and (b) above with respect to Wyndham or Acquisition Sub, as the case may be, in this Section 8.2 are true and correct.

    (d) Consents, Approvals, etc. All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commissions, boards, other regulatory bodies or third parties, lenders, joint venturers and partners required to be made or obtained by Wyndham, Acquisition Sub or the Wyndham Subsidiaries, in connection with the execution, delivery and performance of this Agreement shall have been obtained or made other than such consents, authorizations, orders or approvals which if not obtained or made would not, individually or in the aggregate, have a Wyndham Material Adverse Effect.

   8.3 Conditions to Obligation of Wyndham and Acquisition Sub to Effect the Merger. The obligations of Wyndham and Acquisition Sub to effect the Merger and the other transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, unless waived by Wyndham and Acquisition Sub:

    (a) Representations and Warranties. Each of the representations and warranties of Patriot contained in this Agreement shall have been true and correct in all material respects when made and shall be true and correct in all material respects as though made on and as of the Closing Date except for any representations and warranties made as of a specific date, in which case such representations and warranties shall be true and correct in all material respects as of such date.

    (b) Performance of Obligations. Patriot shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Patriot at or prior to the Closing.

    (c) Certificate from Officers. Patriot shall have delivered to Wyndham and Acquisition Sub a certificate of its President, Treasurer or Chief Financial Officer dated the Closing Date to the effect that the statements set forth in paragraphs (a) and (b) above in this Section 8.3 are true and correct.

    (d) Consents, Approvals, Etc. All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commissions, boards, other regulatory bodies or third parties, lenders, joint venturers and partners required to be made or obtained by Patriot or the Patriot Subsidiaries in connection with the execution, delivery and performance of this Agreement shall have been obtained or made other than such consents, authorizations, orders or approvals which if not obtained or made would not, individually or in the aggregate, have a Patriot Material Adverse Effect.

                                   ARTICLE 9

                         TERMINATION; AMENDMENT; WAIVER

   9.1 Termination. This Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of Patriot or
Wyndham:

    (a) by mutual written consent of Wyndham, Acquisition Sub and Patriot;

    (b) by Wyndham or Patriot, if any United States federal or state court of competent jurisdiction or other governmental entity shall have issued a final order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

    (c) by Wyndham or Patriot, if the Merger shall not have been consummated on or before July 31, 1999 (other than due to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time);

    (d) by Wyndham or Patriot, if the board of directors of such party determines that it is reasonably objectively certain that the Investment Transaction will not be consummated;

    (e) by Patriot, if Wyndham or Acquisition Sub has failed to perform in any material respect any of its obligations required to be performed by it under this Agreement and such failure continues for more than 30 days after notice, unless failure to so perform has been caused by or results from a breach of this Agreement by Patriot; and

    (f) by Wyndham, if Patriot shall have failed to perform in any material respect any of its obligations required to be performed by it under this Agreement and such failure continues for more than 30 days after notice, unless failure to so perform has been caused by or results from a breach of this Agreement by Wyndham or Acquisition Sub.

   9.2 Effect of Termination. In the event of termination of this Agreement by either Patriot, Wyndham or Acquisition Sub as provided in Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Wyndham, Acquisition Sub or Patriot, other than the provisions of this Section 9.2, Section 7.7 and the last sentence of
Section 10.3. Nothing contained in this Section 9.2 shall relieve any party from its liabilities or obligations for any willful breach of the representations, warranties, covenants or agreements set forth in this Agreement.

   9.3 Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first sentence of Section 10.5, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in writing in an instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

                                   ARTICLE 10

                               GENERAL PROVISIONS

   10.1 Nonsurvival of Representations, Warranties and Agreements . All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided, however, that the agreements contained in Article 4 and Sections 7.5, 7.6, 7.7 and 7.8 and this Article 10 shall survive the Merger.

   10.2 Notices. Any notice required to be given hereunder shall be in writing and shall be sent by facsimile transmission (confirmed by any of the methods that follow), courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid) and addressed as follows:

   If to Wyndham or Acquisition Sub:

     Wyndham International, Inc.
     1950 Stemmons Freeway
     Suite 6001
     Dallas, TX 75207
     Attn: General Counsel

   If to Patriot:

     Patriot American Hospitality, Inc.
     1950 Stemmons Freeway, Suite 6001
     Dallas, TX 75207
     Attn: General Counsel

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so delivered.

   10.3 Assignment; Binding Effect; Benefit. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article 4 and Sections 7.6 and 7.8 (including those in Section 7.8 for the benefit of the Indemnified Parties), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

   10.4 Entire Agreement. This Agreement and any documents expressly identified in this Agreement as having been delivered or previously agreed upon by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

   10.5 Amendment. This Agreement may be amended by the parties hereto, by action taken by their respective boards of directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of Patriot or Wyndham, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   10.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

   10.7 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto.

   10.8 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

   10.9 Interpretation. In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

   10.10 Waivers. Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

   10.11 Exclusive Jurisdiction. Unless Patriot, Acquisition Sub and Wyndham otherwise agree in writing, each hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and the State of Texas and of the United States of America located in either of such states (the "Approved Courts") for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agree not to commence any litigation relating thereto except in such courts), waive any objection to the laying of venue of any such litigation in the Approved Courts and agree not to plead or claim in any Approved Court that such litigation brought therein has been brought in an inconvenient forum.

   10.12 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

   10.13 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions and other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Approved Court, this being in addition to any other remedy to which they are entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to such remedy are hereby waived by each of the parties hereto.

   10.14 Certain Definitions.

   (a) As used in this Agreement, the word "affiliate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

   (b) As used in this Agreement, the term "Patriot Subsidiary" or "Patriot Subsidiaries" when used with respect to any party means any corporation, partnership, joint venture, business trust or other entity, of which Patriot directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or a majority of the economic interest in such entity.

   (c) As used in this Agreement, the word "person" means an individual, a corporation, a partnership, an association, a joint-stock company, a trust, a limited liability company, any unincorporated organization or any other entity.

   (d) As used in this Agreement, the term "Wyndham Subsidiary" or "Wyndham Subsidiaries" when used with respect to any party means any corporation, partnership, joint venture, business trust or other entity, of which Wyndham directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or a majority of the economic interest in such entity, including, but not limited to, Acquisition Sub.

                  [remainder of page intentionally left blank]

                {Signature Page to Agreement and Plan of Merger}

   IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

                                        PATRIOT AMERICAN HOSPITALITY, INC.


                                        By:  /s/ James D. Carreker
                                          -------------------------------------
                                          Name: James D. Carreker
                                          Title:  Chief Executive Officer

                                        WYNDHAM INTERNATIONAL, INC.

                                        By:  /s/ James D. Carreker
                                          -------------------------------------
                                          Name: James D. Carreker
                                          Title:  Chairman and Chief Executive
                                          Officer

                                        WYNDHAM INTERNATIONAL
                                         ACQUISITION SUBSIDIARY INC.

                                        By:  /s/ James D. Carreker
                                          -------------------------------------
                                          Name: James D. Carreker
                                          Title:  Chief Executive Officer

                                                                         ANNEX G

           Form of Amendment to Wyndham Certificate of Incorporation
                        to effect a reverse stock split

   Article IV of the Amended and Restated Certificate of Incorporation of Wyndham International, Inc. is amended be inserting the following as the first paragraph of Article IV:

   "As of 5:00 pm, eastern time, on the date on which this Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of Delaware (the "Effective Time"), each TWENTY outstanding shares of common stock, $0.01 par value per share ("Old Common Stock"), shall thereupon be reclassified and changed into ONE share of common stock, $0.01 par value per share (the "Common Stock"). Upon the Effective Time, each holder of the Old Common Stock shall thereupon automatically be and become the holder of ONE share of Common Stock for every TWENTY shares of Old Common Stock held by such holder prior thereto. Upon such Effective Time, each Certificate formerly representing a stated number of shares of Old Common Stock shall thereupon be deemed for all corporate purposes to evidence ownership of Common Stock in the appropriately, reduced number of shares. As soon as practicable after the Effective Time, stockholders as of the date of the reclassification will be notified thereof and upon their delivery of their certificates of Old Common Stock to the Corporation or its registered agent, will be sent stock certificates representing their shares of Common Stock. Fractional share certificates for Common Stock will be issued in connection with the revised stock split."

                                                                         ANNEX H

           Form of Amendment to Patriot Certificate of Incorporation
                        to effect a reverse stock split

   Article IV of the Amended and Restated Certificate of Incorporation of Patriot American Hospitality, Inc. is amended be inserting the following as the first paragraph of Article IV:

   "As of 5:00 pm, eastern time, on the date on which this Amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of Delaware (the "Effective Time"), each TWENTY outstanding shares of common stock, $0.01 par value per share ("Old Common Stock"), shall thereupon be reclassified and changed into ONE share of common stock, $0.01 par value per share (the "Common Stock"). Upon the Effective Time, each holder of the Old Common Stock shall thereupon automatically be and become the holder of ONE share of Common Stock for every TWENTY shares of Old Common Stock held by such holder prior thereto. Upon such Effective Time, each Certificate formerly representing a stated number of shares of Old Common Stock shall thereupon be deemed for all corporate purposes to evidence ownership of Common Stock in the appropriately, reduced number of shares. As soon as practicable after the Effective Time, stockholders as of the date of the reclassification will be notified thereof and upon their delivery of their certificates of Old Common Stock to the Corporation or its registered agent, will be sent stock certificates representing their shares of Common Stock. Fractional share certificates for Common Stock will be issued in connection with the revised stock split."

                                                                         ANNEX I

                      DELAWARE STATUTORY APPRAISAL RIGHTS

   (S)262 APPRAISAL RIGHTS. (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

   (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to (S)251(g) of this title), (S)252, (S)254, (S)257, (S)258, (S)263 or (S)264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

       a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

       b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

       c. Cash in lieu of fractional shares of fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

       d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

   (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section. shall apply as nearly as is practicable.

   (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may; within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

   (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw' his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

   (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least I week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

   (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

   (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

   (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

   (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

   (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

   (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 120, L. '97, eff. 7-1-97.)

                                                                         ANNEX J

                         [LOGO OF CHASE APPEARS HERE]

Chase Securities Inc.
270 Park Avenue
New York, NY 10017-2070
                                                       As of December 15th, 1998

Board of Directors
Patriot American Hospitality, Inc.
1950 Stemmons Freeway
Suite 6001
Dallas, Texas 75207

Board of Directors
Wyndham International, Inc.
1950 Stemmons Freeway
Suite 6001
Dallas, Texas 75207

Members of the Boards:

   Patriot American Hospitality, Inc. (including its subsidiaries and affiliates, "Patriot") and Wyndham International, Inc. (including its subsidiaries and affiliates, "Wyndham" and, together with Patriot, the "Companies") have entered into a letter of intent dated as of December 15, 1998 (the "Agreement") with Apollo Real Estate Advisors III, L.P., Apollo Management IV, L.P., Thomas H. Lee Company, Beacon Capital Partners, Inc. and Rosen Consulting Group (collectively, the "Investors") that provides, among other things, that the Investors and the Companies will negotiate in good faith definitive agreements pursuant to which the Investors will purchase from Patriot, and Patriot will issue and sell to the Investors (the "Transaction"), a certain number of newly issued shares of (i) series A perpetual convertible preferred stock of Patriot and (ii) series B perpetual convertible preferred stock of Patriot, in each case having the terms contained in Appendix A to the Agreement (together, the "Patriot Preferred Stock"). We understand that the shares of common stock, par value $0.01 per share, of Patriot and the shares of common stock, par value $0.01 per share, of Wyndham are paired and trade on the New York Stock Exchange as a single unit (such unit referred to as the "Common Stock").

   You have requested that we render our opinion as to the fairness, from a financial point of view, to the Companies of the consideration to be received in the aggregate by the Companies pursuant to the Transaction.

   In arriving at the opinion set forth below, we have, among other things:

  (a) reviewed the Agreement;

  (b) reviewed certain publicly available business and financial information that we deemed relevant relating to the Companies and the industry in which they operate;

  (c) reviewed certain internal non-public financial and operating data and forecasts provided to us by the management of the Companies relating to the business of the Companies;

  (d) discussed, with members of the senior management of the Companies, the Companies' operations, historical financial statements and future prospects, before and after giving effect to the Transaction, as well as their views of the business, operational and strategic benefits and other implications of the Transaction;

  (e) compared the financial and operating performance of the Companies with publicly available information concerning certain other companies we deemed comparable and reviewed the relevant historical stock prices and trading volumes of the Common Stock and certain publicly traded securities of such other companies;

  (f) reviewed the financial terms of certain recent transactions we deemed reasonably comparable to the Transaction and otherwise relevant to our inquiry;

  (g) discussed with members of senior management of the Companies certain financial restructuring alternatives to the Transaction;

  (h) reviewed and discussed with members of senior management of the Companies anticipated dividend requirements;

  (i) reviewed the terms of the outstanding debt obligations and forward equity commitments of the Companies; and

  (j) made such other analyses and examinations as we have deemed necessary or appropriate.

   As you know, we have not had an opportunity to review any definitive agreements providing for the Transaction. Accordingly, for purposes of rendering our opinion we have assumed that the definitive agreements providing for the Transaction will contain terms and conditions (i) consistent with those set forth in the Agreement and (ii) that will not differ from the Agreement in any respect material to our analysis. We have further assumed with your consent for purposes of rendering our opinion that (a) the initial conversion price for the Patriot Preferred Stock will be $10 per share and (b) the dividend on the Common Stock will be limited to the minimum amount necessary in order to maintain the qualification after the Transaction of the Companies, and that the Companies will otherwise continue to so qualify, as a real estate investment trust for federal income tax purposes.

   We have assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for us, or publicly available, for purposes of this opinion and have further relied upon the assurance of the management of the Companies that they are not aware of any facts that would make such information inaccurate or misleading. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities of the Companies, nor have we conducted a physical inspection of the properties and facilities of the Companies. We have assumed that the financial forecasts provided to us by the Companies have been reasonably determined on bases reflecting the best currently available estimates and judgments of the management of the Companies as to the future financial performance of the Companies. We express no view as to such forecast or projection information or the assumptions on which they were based.

   For purposes of rendering our opinion, we have also assumed that all material governmental, regulatory or other consents and approvals will be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which any of the Companies or the Investors are a party, as contemplated by the Agreement, no restrictions will be imposed or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits to the Companies of the Transaction.

   Our opinion herein is necessarily based on market, economic and other conditions as they exist and can be evaluated on the date of this letter. Our opinion is limited to the fairness, from a financial point of view, to the Companies of the consideration to be received in the aggregate by the Companies pursuant to the Transaction and we express no opinion as to the merits of the underlying decision by the Companies to engage in the Transaction. This opinion does not constitute a recommendation to any stockholder of the Companies as to how such stockholder should vote with respect to the Transaction. In addition, we express no opinion as to the prices at which the Common Stock will trade following the announcement or consummation of the Transaction.

   Chase Securities Inc., as part of its financial advisory business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. We have acted as co-financial advisor to the Companies in connection with the Transaction and will receive a fee for our services, payment of a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Companies have agreed to indemnify us for certain liabilities arising out of our engagement. As we have previously advised you, The Chase Manhattan Corporation and its affiliates, including Chase Securities Inc. (collectively, "Chase"), in the ordinary course of business, have, from time to time, provided commercial and investment banking services to the Companies and certain of the Investors for which we received usual and customary compensation and in the future may continue to provide such commercial and investment banking services. In addition, Chase has the following other relationships with the Companies and Investors: (i) Chase is the arranger, administrative agent and a lender under a $2.7 billion Amended and Restated Credit Agreement among Patriot American Hospitality, Inc., Patriot American Hospitality Partnership, L.P., and various lenders, dated June 2, 1998, as amended and restated, which indebtedness (including approximately $134 million in indebtedness owed to Chase) may be repaid, in part, from the proceeds of the Transaction; (ii) Chase is a holder of a demand note of Patriot American Hospitality Partnership, L.P. in the aggregate principal amount of $49.2 million, which indebtedness may be repaid in whole, or in part, from the proceeds of the Transaction; and (iii) Chase is an investor in, and from time to time has provided commercial and investment banking services to, certain of the Investors. In the ordinary course of business, we or our affiliates may trade in the debt and equity securities of the Companies for our own accounts and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be received in the aggregate by the Companies pursuant to the Transaction is fair, from a financial point of view, to the Companies.

   This opinion is for the use and benefit of the Boards of Directors of the Companies in their evaluation of the Transaction and shall not be used for any other purpose without the prior written consent of Chase Securities Inc. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Chase Securities Inc. be made by the Companies, without the prior written consent of Chase Securities Inc.

                                          Very truly yours,

                                          /s/ Chase Securities Inc.

                                          CHASE SECURITIES INC.